Form 20-F
Li-Cycle Holdings Corp.
filed 2021-08-16
CIK 1828811

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Aug. 10, 2021

Commission File Number:

Li-Cycle Holdings Corp.

(Exact name of Registrant as specified in its charter)

Not applicable	Ontario, Canada
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

c/o Peridot Acquisition Corp.

2229 San Felipe Street, Suite 1450

Houston, TX 77019

(713) 322 - 7310

(Address of principal executive offices)

2351 Royal Windsor Dr. Unit 10

Mississauga, ON L5J 4S7

(877) 542 - 9253

carl.deluca@li-cycle.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, without par value Warrants to purchase common shares	LICY LICYW	New York Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 163,179,553 common shares issued and outstanding as of August 10, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

LI-CYCLE HOLDINGS CORP.

-i-

EXPLANATORY NOTE

On February 15, 2021, Li-Cycle Holdings Corp., an Ontario corporation (“NewCo”), entered into the Business Combination Agreement (the “Business Combination Agreement), by and among NewCo, Peridot Acquisition Corporation, a Cayman Islands exempted company (“Peridot”), and Li-Cycle Corp., an Ontario corporation (“Li-Cycle”).

Pursuant to the Business Combination Agreement, among other matters, (a) Peridot continued from the Cayman Islands to a corporation existing under the laws of the Province of Ontario (“Peridot Ontario”) and (b) on August 10, 2021 (the “Closing Date”), (i) Peridot Ontario and Newco amalgamated (the “Amalgamation” and Peridot Ontario and Newco as so amalgamated, the “Company”) and, in connection therewith, the outstanding Class A common shares and warrants to purchase Class A common shares of Peridot Ontario converted into an equivalent number of common shares of the Company (the “common shares”) and warrants to purchase an equivalent number of common shares, respectively, and (ii) the Company acquired all of the issued and outstanding common shares of Li-Cycle from Li-Cycle’s shareholders in exchange for common shares having an aggregate equity value of $975,000,000 (such matters collectively, the “Business Combination”).

On February 15, 2021, concurrently with the execution of the Business Combination Agreement, NewCo and Peridot entered into Subscription Agreements with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and Peridot and NewCo agreed for the Company to issue and sell to such PIPE Investors, immediately prior to closing of the Business Combination, an aggregate of 31,500,000 common shares for a purchase price of $10.00 per share for aggregate proceeds of $315,000,000 (the “PIPE Financing”). The PIPE Financing closed on the Closing Date after the Amalgamation.

As a result of and upon consummation of the Business Combination, Li-Cycle became a subsidiary of the Company and the Company began using the name “Li-Cycle Holdings Corp.” Upon consummation of the Business Combination, the common shares and warrants to purchase common shares became listed on the New York Stock Exchange (“NYSE”).

This Report is being filed in connection with the Business Combination.

Unless otherwise indicated and unless the context otherwise requires, “we,” “us,” “our,” or “the Company” refers to Li-Cycle Holdings Corp. and its consolidated subsidiaries and “Li-Cycle” refers to Li-Cycle Corp., an Ontario corporation.

-ii-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Shell Company Report on Form 20-F (including the information incorporated by reference herein, this “Report”) that do not directly or exclusively relate to historical facts constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, but are not limited to, statements about:

•	the benefits of the Business Combination;

•	the Company’s financial performance or operating results;

•	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, projects, prospects, and plans;

•	expansion plans and opportunities;

•	the outcome of any known and unknown litigation and regulatory proceedings; and

•	other factors discussed under the section titled “Risk Factors” of the Company’s Form F-4, which section is incorporated herein by reference.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents incorporated by reference in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any such statement is based.

-iii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information on the directors and executive officers of the Company upon consummation of the Business Combination is set forth in the Company’s Form F-4 in the section entitled “Management of Amalco After the Business Combination” and is incorporated herein by reference. On August 10, 2021, Lauren Choate was appointed Chief People Officer of the Company.

The business address for each of the Company’s directors and senior management is 2351 Royal Windsor Dr. Unit 10, Mississauga, ON L5J 4S7.

B. Advisors

Freshfields Bruckhaus Deringer US LLP, 601 Lexington Avenue, New York, New York 10022 has acted as U.S. securities counsel for Li-Cycle and the Company and continues to act as U.S. securities counsel to the Company following the consummation of the Business Combination.

McCarthy Tétrault LLP, 66 Wellington Street West, Suite 5300, TD Bank Tower has acted as Canadian counsel for Li-Cycle and the Company and continues to act as Canadian counsel to the Company following the consummation of the Business Combination.

B. Auditors

For the years ended October 31, 2020, 2019 and 2018, Deloitte LLP, Chartered Professional Accountants, 8 Adelaide Street West, Suite 200, Toronto, Ontario, Canada M5H 0A9, has acted as the independent auditing firm for Li-Cycle and the Company and is expected to continue to act as the independent auditing firm for the Company following the consummation of the Business Combination.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Prior to the Business Combination, the Company had no material assets and did not operate any business. Following and as a result of the Business Combination, the business of the Company is conducted through Li-Cycle, its direct and wholly-owned subsidiary.

Selected historical financial information for the years ended October 31, 2020, 2019 and 2018 are included in the F-4 and incorporated by reference herein. Condensed consolidated interim unaudited financial statements of Li-Cycle for the three and six months ended April 30, 2021 and 2020 are included in Exhibit 99.2 to the Form 6-K and incorporated by reference herein.

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of April 30, 2021, after giving effect to the Business Combination and the PIPE Financing, reflecting that holders of 3,377,626 common shares exercised their redemption rights.

As of April 30, 2021 (pro forma for Business Combination and PIPE financing)	US$ in millions
Cash	$551.7
Other current assets	$4.3
Non-current assets	$29.3
Total assets	$585.3
Accounts payable and accrued liabilities	$6.5
Lease liabilities	$16.3
Loans payable	$12.0
Restoration provisions	$0.3
Warrant liability	$62.3
Total liabilities	$97.4
Share capital - Li-Cycle Holdings Corp.	$670.2
Accumulated deficit	$(182.0)
Accumulated other comprehensive income	$(0.3)
Total shareholders’ equity	$487.9
Total liabilities and shareholders’ equity	$585.3

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of the Company are described in the Form F-4 in the section entitled “Risk Factors” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

The Company’s legal and commercial name is Li-Cycle Holdings Corp. The Company was incorporated under the laws of the Province of Ontario, Canada on February 12, 2021. Prior to the Business Combination, the Company owned no material assets and did not operate any business. The address of the registered office of the Company is 2351 Royal Windsor Dr. Unit 10, Mississauga, ON L5J 4S7, and the telephone number of the Company is (877) 542 – 9253.

See “Explanatory Note” in this Report for additional information regarding the Business Combination. The material terms of the Business Combination are described in the Form F-4 under the section titled “The Business Combination”, which is incorporated herein by reference.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at http://sec.report. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.

The website address of the Company is https://www.li-cycle.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Following the consummation of the Business Combination, all of the Company’s business is conducted through Li-Cycle. A description of Li-Cycle’s business is included in the Form F-4 in the section entitled “Information About Li-Cycle”, and in the Form 6-K in the section entitled “Li-Cycle Management’s Discussion and Analysis of Financial Condition and Results of Operations” and incorporated herein by reference.

C. Organizational Structure

Upon the consummation of the Business Combination, Li-Cycle became a direct, wholly-owned subsidiary of the Company. The organizational chart of the Company after giving effect to the Business Combination is included on page 28 of the Form F-4 and is incorporated herein by reference.

D. Property, Plants and Equipment

Information regarding the property, plants, and equipment of the Company is included in the Form F-4 under the sections titled “Information about Li-Cycle—Spoke & Hub Processes and Products,” and “Business Combination Agreement—Operational Facilities and Volume/Capacity”, in Exhibit 99.3 to the Form 6-K in the section entitled “Capital Projects”, and in Exhibit 99.2 to the Form 6-K under Item 6 (“Plant and Equipment”) and Item 11 (“Lease Liabilities”) of “Notes to the Condensed Consolidated Interim Financial Statements” and incorporated by reference herein. On August 3, 2021, Li-Cycle entered into a ground lease agreement covering the future site of the Rochester Hub. Information regarding this lease is included in Exhibit 99.2 to the Form 6-K under Item 15 (“Subsequent events”) of “Notes to the condensed consolidated interim financial statements” and incorporated by reference herein.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the consummation of the Business Combination, the Company’s business is conducted through Li-Cycle, its direct, wholly-owned subsidiary. The discussion and analysis of the financial condition and results of operations of Li-Cycle for the years ended October 31, 2020, 2019 and 2018 is included in the Form F-4 in the section entitled “Li-Cycle Management’s Discussion and Analysis of Financial Condition and Results of Operations” and incorporated by reference herein. Discussion and analysis of the financial condition and results of operations of Li-Cycle is included in Exhibit 99.3 to the Form 6-K entitled “Li-Cycle Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period ended April 30, 2021 and incorporated by reference herein.”

The Company included certain financial projections and information related to those projections on pages 106 through 116 of the Form F-4, which were supplemented in Exhibit 99.1 to the Form 6-K in the section entitled “Non-IFRS Measures”, which projections and information are incoporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Information about the directors and executive officers of the Company following consummation of the Business Combination is set forth in the Company’s Form F-4 in the section entitled “Management of Amalco After the Business Combination” and is incorporated herein by reference.

B.     Compensation

The executive compensation of the Company’s executive officers and directors is described in the Form F-4 in the section entitled “Executive and Director Compensation,” which information is incorporated herein by reference.

Upon the consummation of the Business Combination, the Company entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in the Form F-4 under the section titled “Li-Cycle Relationships and Related Persons Transactions—Indemnification Agreements” and is incorporated herein by reference.

C.     Board Practices

Information regarding the Company’s board of directors subsequent to the Business Combination is included in the Form F-4 in the section entitled “Management of Amalco After the Business Combination,” which information is incorporated herein by reference.

In connection with the consummation of the Business Combination, the Company’s board of directors formed an audit committee, a compensation committee, a nominating/governance committee, and a health, safety, environmental, quality and technical committee (“HSEQ & T”). The members of the audit committee of the Company’s board of directors are Scott Prochazka as the Chair, Mark Wellings, and Richard Findlay. The members of the compensation committee of the Company’s board of directors are Richard Findlay and Mark Wellings. The members of the nominating/governance committee of the Company’s board of directors are Mark Wellings as the Chair and Anthony Tse. The members of the HSEQ & T committee of the Company’s board of directors are Tim Johnston as the Chair, Richard Findlay, Scott Prochazka, and Anthony Tse.

Four of the Company’s directors are “independent” directors under NYSE and Canadian rules: Richard Findlay, Scott Prochazka, Mark Wellings, and Anthony Tse. Each of the members of the audit committee is independent under SEC, NYSE, and applicable Canadian regulations. Scott Prochazka serves as the audit committee financial expert (within the meaning of SEC regulations). Each of the four committees has a charter.

D. Employees

Upon the consummation of the Business Combination, the Company’s business is conducted through Li-Cycle. As of February 28, 2021, Li-Cycle had 84 employees, all but one of which was employed on a full-time basis, primarily located in Ontario, Canada and Rochester, New York. Information about the Company’s employees is provided in the Form F-4 in the section entitled “Information About Li-Cycle—Employees,” which information is incorporated herein by reference.

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

The following table sets forth information regarding beneficial ownership of the Company’s common shares as of June 22, 2021 after giving effect to the Business Combination Transaction and the PIPE Financing,

with respect to beneficial ownership of our shares by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

•	each of our executive officers and directors; and

•	all our executive officers and directors as a group.

In accordance with SEC rules, individuals and entities below are shown as having beneficial ownership over common shares they own or have the right to acquire within 60 days, as well as common shares for which they have the right to vote or dispose of such common shares. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, common shares which a person has the right to acquire within 60 days are included both in that person’s beneficial ownership as well as in the total number of common shares issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons.

Except as indicated by the footnotes below, Li-Cycle believes that the persons named below have sole voting and dispositive power with respect to all common shares that they beneficially own. The common shares owned by the persons named below have the same voting rights as the common shares owned by other holders.

Unless otherwise indicated, the business address of each beneficial owner listed in the tables below is c/o Li-Cycle Holdings Corp., 2351 Royal Windsor Dr. Unit 10 Mississauga, ON L5J 4S7.

Beneficial Owner	Number of Common Shares	Percentage of All Common Shares (Post-Business Combination Transaction)
Executive Officers, Directors and Director Nominees
Ajay Kochhar(1)	24,276,545	14.9%
Tim Johnston(1)	11,436,788	7.0%
Alan Levande(2)	—	—
Anthony Tse	223,871	*
Bruce MacInnis	180,780	*
Carl DeLuca	—	—
Chris Biederman	108,153	*
Kunal Phalpher	729,414	*
Mark Wellings	271,637	*
Richard Findlay	798,120	*
Scott Prochazka	30,000	*
All executive officers and directors as a group (11 persons)	38,055,308	23.3%
Other 5% Shareholders
Peridot Acquisition Sponsor, LLC (the “Sponsor”)(3)	9,910,000	6.1%

*	Indicates beneficial ownership of less than 1% of total outstanding common shares.
(1)	Includes common shares held directly or indirectly through one or more affiliated entities.
(2)	Does not include any shares indirectly owned by this individual as a result of his membership interest in Peridot’s Sponsor.
(3)

The shares reported above are held in the name of the Sponsor. The Sponsor is controlled by its managing member, CEC Aventurine Holdings, LLC (“Aventurine Holdings”) and Aventurine Holdings is controlled by Carnelian Energy Capital III, L.P. (“Carnelian Fund III”), its sole member. Carnelian Fund III is controlled by its general partner, Carnelian Energy Capital GP III, L.P. (“Carnelian L.P.”) and Carnelian L.P. is controlled by its general partner Carnelian Energy Capital Holdings, LLC (“Carnelian Holdings”). Messrs. Tomas Ackerman and Daniel Goodman are the controlling members of Carnelian Holdings. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Aventurine Holdings, Carnelian Fund III, Carnelian L.P., Carnelian Holdings and Messrs. Ackerman and Goodman. Each such entity or person disclaims beneficial ownership of these securities.

B.     Related Party Transactions

Upon the consummation of the Business Combination, we entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in the Form F-4 under the section titled “Li-Cycle Relationships and Related Persons Transactions—Indemnification Agreements” and is incorporated herein by reference.

On June 16, 2021, Li-Cycle issued promissory notes for an aggregate principal amount of $7,000,000 as consideration for loans received from companies related to the Chief Executive Officer and the Executive Chairman of Li-Cycle, respectively. Information regarding these loans is included in Item 15 of the condensed consolidated unaudited interim financial statements of Li-Cycle included on Exhibit 99.2 to the Form 6-K and is incorporated here in by reference.

C.     Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

For consolidated financial statements and other financial information, see Item 18 of this Report.

Information about legal proceedings involving the Company is included in the Form F-4 in the section entitled “Information About Li-Cycle—Legal Proceedings”, which is incorporated by reference herein.

B.     Significant Changes

A discussion of significant changes since the date of the quarterly financial statements for the quarter ended April 30, 2021 is provided under Item 15 of Exhibit 99.2 to the Form 6-K in the section entitled “Subsequent events”, and is incorporated by reference herein.

The information in Item 5 of this Report regarding certain financial projections provided in the Form F-4 and supplemented in Exhibit 99.1 to the Form 6-K is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A.     Offer and Listing Details

NYSE Listing of Common Shares and Warrants

Our common shares and warrants are listed on NYSE under the symbols “LICY” and “LICY.WS”, respectively. Holders of our common shares and warrants should obtain current market quotations for their securities. There can be no assurance that our common shares and/or warrants will remain listed on NYSE. If we fail to comply with the NYSE listing requirements, our common shares and/or warrants could be delisted from NYSE. A delisting of our common shares will likely restrict the liquidity of our common shares and could inhibit or restrict our ability to raise additional financing, among other things.

For further discussion of the business risks associated with any potential delisting, see the section of the Form F-4 entitled “Risk Factors—Risks Relating to Peridot and the Business Combination—NYSE may not list Amalco’s securities on its exchange, and if they are listed Amalco may be unable to satisfy listing requirements in the future, which could limit investors’ ability to effect transactions in its securities and subject it to additional trading restrictions,” which is incorporated herein by reference.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the common shares is included in the Form F-4 under the section titled “Certain Agreements Related to the Business Combination—Investor Agreement” and is incorporated herein by reference.

Warrants

Upon the consummation of the Business Combination, there were 23,000,000 outstanding warrants to purchase common shares, consisting of 15,000,000 warrants originally included in the units offered in Peridot’s initial public offering (“IPO”) and 8,000,000 warrants issued to Peridot’s sponsor in a private placement that occurred concurrently with the IPO. Each warrant becomes exercisable on the 30th day following the Closing of the Business Combination in accordance with the terms of the warrant agreement. Each warrant entitles its holder to purchase one common share at an exercise price of $11.50 per share and expires at 5:00 p.m. Eastern Time five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

Information describing the Company’s obligation to use commercially reasonable efforts to file with the SEC a registration statement covering the issuance of Class A ordinary shares issuable upon exercise of the warrants and the Company’s right to redeem warrants is included in “Peridot Acquisition Corp. Notes to Financial Statements—Note 9—Warrant Liability” and is incorporated herein by reference.

B. Plan of Distribution

Not Applicable.

C. Markets

A discussion of all stock exchanges and other regulated markets on which our securities are listed is provided under “ —A. Offer and Listing Details” of Item 9 of this Report and is incorporated herein by reference.

Our common shares and warrants began trading on NYSE on August 11, 2021 under the symbols “LICY” and “LICY.WS”, respectively. Immediately prior to the consummation of the Business Combination, all of Peridot’s outstanding units automatically separated into their component securities and, as a result, no longer trade as a separate security and were delisted from NYSE. There can be no assurance that our common shares and/or warrants will remain listed on NYSE. If we fail to comply with the NYSE listing requirements, our common shares and/or warrants could be delisted from NYSE. A delisting of our common shares will likely affect the liquidity of our common shares and could inhibit or restrict our ability to raise additional financing. See the section of the Form F-4 entitled “Risk Factors—Risks Relating to the Business Combination—NYSE may not list Amalco’s securities on its exchange, and if they are listed Amalco may be unable to satisfy listing requirements in the future, which could limit investors’ ability to effect transactions in its securities and subject it to additional trading restrictions,” which is incorporated herein by reference.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.     Share Capital

The Company is authorized to issue an unlimited number of common shares, without par value, and an unlimited number of preferred shares issuable in series.

Following the consummation of the Business Combination, there were 163,179,553 common shares outstanding and no preferred shares outstanding. Additionally, there were 23,000,000 warrants outstanding, each to purchase one common share at a price of $11.50 per share. As of August 10, 2021 the Company held no common shares as treasury shares.

Information regarding the Company’s share capital is included in the Form F-4 under the section titled “Description of Amalco’s Securities” and is incorporated herein by reference.

B.     Memorandum and Articles of Association

Information regarding certain provisions of the Company’s bylaws and articles of incorporation are included in the Form F-4 under the sections titled “Description of Amalco’s Securities” and “Description of Amended and Restated Amalco Organizational Documents” and is incorporated herein by reference.

C.     Material Contracts

Information regarding certain material contracts of the Company is included in the Form F-4 under the section titled “Certain Agreements Related to the Business Combination” and is incorporated herein by reference.

D.     Exchange Controls and Other Limitations Affecting Securities Holders

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of common shares, other than withholding tax requirements.

E.     Taxation

Information regarding certain U.S. tax consequences of owning and disposing of the Company’s securities is included in the Form F-4 under the section titled “Material U.S. Federal Income Tax Considerations” and is incorporated herein by reference.

F.     Dividends and Paying Agents

The Company’s board of directors will evaluate whether or not to pay dividends and, if so, whether to pay dividends on a quarterly, semi-annual, or annual basis, depending on the Company’s results, market conditions, contractual obligations, legal restrictions and other factors deemed relevant by the board of directors. The Company does not currently have a paying agent.

G.     Statement by Experts

Not applicable.

H.     Documents on Display

Documents concerning the Company referred to in this Report may be inspected at the principal executive offices of the Company at 2351 Royal Windsor Dr. Unit 10, Mississauga, ON L5J 4S7.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of common shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

I.     Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is included in the

Form F-4 and Form 6-K under the section titled “Li-Cycle Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information regarding outstanding warrants to purchase common shares is included in Item 9 of this Report and incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of the Company and Li-Cycle Corp. are included in the Form F-4 and in Exhibits 99.2 and 99.5 to the Form 6-K and are incorporated herein by reference.

Unaudited Pro Forma Condensed Combined Financial Information is included in Exhibit 99.4 to the Form 6-K and incorporated herein by reference.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Description

1.1	Articles and By-laws of Li-Cycle Corp.**

1.2	Amended and Restated Articles and By-laws of Li-Cycle Holdings Corp. *

1.3	By-laws of Li-Cycle Holdings Corp.**

4.1††	Business Combination Agreement, dated as of February 15, 2021, by and among Peridot Acquisition Corp., Li-Cycle Corp. and Li-Cycle Holdings Corp. (included as Annex A to the proxy statement/ prospectus, which forms a part of the Registration Statement on Form F-4, and is incorporated herein by reference).**

4.2	Specimen Common Share Certificate of Li-Cycle Holdings Corp.**

4.3	Specimen Warrant Certificate of Li-Cycle Holdings Corp.**

4.4	Warrant Amendment Agreement and Form of Warrant Certificate, dated as of August 10, 2021, by and among Peridot Acquisition Corp., Li-Cycle Holdings Corp. and Continental Stock Transfer & Trust Company. **

4.5	Li-Cycle Holdings Corp. 2021 Incentive Award Plan*

4.6†	Form of Stock Option Grant Notice and Stock Option Agreement under the Amalco 2021 Incentive Award Plan.**

4.7	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Agreement under the Amalco 2021 Incentive Award Plan.**

Exhibit	Description

4.8	Form of Amalco 2021 Employee Share Purchase Plan (included as Annex G to the proxy statement/prospectus, which is a part of this Registration Statement, and incorporated herein by reference).**

4.9	Investor and Registration Rights Agreement among Li-Cycle Holdings Corp. and the parties named therein *

4.10†††	Refined Products—Marketing, Logistics and Working Capital Agreement, dated September 24, 2020, between Traxys North America LLC and Li-Cycle Corp.**

4.11	Amendment No.1 to Hub Refined Products Agreement, dated November 18, 2020, between Traxys North America LLC and Li-Cycle Corp.**

4.12†††	Black Mass—Marketing, Logistics and Working Capital Agreement, dated September 24, 2020, between Traxys North America LLC and Li-Cycle Corp.**

4.13	Letter of Offer of Financing granted to Li-Cycle Corp. by Business Development Bank of Canada, dated December 16, 2019**

4.14	Guaranty Agreement, dated February 4, 2020, between Li-Cycle Inc. as Guarantor and BDC Capital Inc.**

4.15	General Security Agreement, dated February 4, 2020, by Li-Cycle Inc. in favor of BDC Capital Inc.**

4.16	General Security Agreement, dated February 4, 2020, by Li-Cycle Corp. in favor of BDC Capital Inc.**

4.17	Employment Agreement, dated September 1, 2020 , by and between Li-Cycle Corp. and Ajay Kochhar**

4.18	Employment Agreement, dated September 1, 2020 , by and between Li-Cycle Corp. and Bruce MacInnis**

4.19	Employment Agreement, dated September 7, 2020 , by and between Li-Cycle Corp. and Chris Biederman**

4.20	Employment Agreement, dated September 1, 2020 , by and between Li-Cycle Corp. and Kunal Phalpher**

4.21	Employment Agreement, dated September 1, 2020 , by and between Li-Cycle Corp. and Tim Johnston**

4.22	Employment Agreement, dated February 24, 2021, by and between Li-Cycle Corp. and Carl DeLuca**

15.1	Audited Financial Statements of Li-Cycle Holdings Corp. as of May 31, 2021 (included in Exhibit 99.5 to Form 6-K (File No. 001-40733), which is incorporated herein by reference)

15.2	Audited Financial Statements of Li-Cycle Corp. as of October 31, 2020 and October 31, 2019 and for the three year period ended October 31, 2020 (included in the Registration Statement on Form F-4 (File No. 333-254843), which is incorporated herein by reference)

15.3	Unaudited Financial Statements of Li-Cycle Corp. as of and for the Three and Six Months ended April 30, 2021 (included in Exhibit 99.2 to Form 6-K (File No. 001-40733), which is incorporated herein by reference)

15.4	Unaudited Pro Forma Condensed Combined Financial Information of the Combined Company as of and for the Six Months ended April 30, 2021 (included in Exhibit 99.4 to Form 6-K (File No. 001-40733), which is incorporated herein by reference)

*	Filed herewith
**	Previously filed
†	Indicates management contract or compensatory plan or arrangement.
††

Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

†††

Pursuant to Item 601(b)(10)(iv) of Regulation S-K, portions of this exhibit have been omitted because Li-Cycle Corp. customarily and actually treats the omitted portions as private or confidential, and such portions are not material and would likely cause it competitive harm if publicly disclosed. Li-Cycle Holdings Corp. will supplementally provide an unredacted copy of this exhibit to the SEC or its staff upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Li-Cycle Holdings Corp

August 16, 2021	By:	/s/ Ajay Kochhar
Name: Ajay Kochhar
Title: Chief Executive Officer and Director