Form 20-F
period 2021-10-31
Li-Cycle Holdings Corp.
filed 2022-01-31
CIK 1828811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2021
OR
☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: Not applicable.
Commission File Number: 001-40733
Li-Cycle Holdings Corp.
(Exact name of Registrant as specified in its charter)

Not applicable	Province of Ontario, Canada
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

207 Queen’s Quay West, Suite 590, Toronto, ON, M5J 1A7, Canada (Address of principal executive offices)

Carl DeLuca 207 Queen’s Quay West, Suite 590, Toronto, ON, M5J 1A7, Canada (877) 542-9253 carl.deluca@li-cycle.com (Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, without par value	LICY	New York Stock Exchange
Warrants to purchase common shares	LICY.WS	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 163,179,655 common shares issued and outstanding as of October 31, 2021.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

LI-CYCLE HOLDINGS CORP.
TABLE OF CONTENTS
Page

- i -

ii

FORWARD-LOOKING STATEMENTS
Some of the statements in this annual report on Form 20-F (this “annual report”) constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, among other things, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “forecast,” “will,” “expect,” “believe,” “estimate,” “continue,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. You should read statements that contain these words carefully because they:
•discuss future expectations;
•contain projections of future results of operations or financial condition; or
•state other “forward-looking” information.
All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:
•changes adversely affecting the industry in which we operate;
•our ability to achieve our business strategies or to manage our growth;
•general economic conditions;
•the effects of the COVID-19 pandemic on the global economy, on the markets in which we compete and on our business;
•our ability to maintain the listing of our securities on NYSE;
•our ability to retain our key employees;
•our ability to recognize the anticipated benefits of the Business Combination; and
•the outcome of any legal proceedings or arbitrations that may be instituted against us or in which we may be involved.
These and other factors are more fully discussed in the “Risk Factors” section and elsewhere in this annual report. These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in this annual report.
All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.
IMPORTANT INFORMATION ABOUT IFRS AND NON-IFRS FINANCIAL MEASURES
Our financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and referred to in this annual report as “IFRS.” The Company makes references to certain non-IFRS measures, including Adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS.
- iii -

FREQUENTLY USED TERMS
As used in this annual report, unless the context otherwise requires or indicates otherwise, references to “we,” “us,” “our,” or the “Company” refer to Li-Cycle Holdings Corp., an Ontario corporation, and its consolidated subsidiaries; references to “Li-Cycle” refer to our wholly-owned subsidiary Li-Cycle Corp., an Ontario corporation.
In this annual report:
“Amalgamation” means the amalgamation of Peridot Ontario and NewCo in accordance with the terms of the Arrangement.
“Arrangement” means the plan of arrangement (including the Business Combination) in substantially the form attached as Annex C to the proxy statement/prospectus forming a part of the registration statement on Form F-4, filed by the Company with the SEC on July 6, 2021.
“Business Combination” means the transactions contemplated by the Business Combination Agreement.
“Business Combination Agreement” means the Business Combination Agreement, dated as of February 15, 2021, as amended, by and among Peridot, Li-Cycle and NewCo.
“Closing Date” means the closing date of the Business Combination.
“common shares” means the common shares of the Company, without par value.
“Continuance” means the continuance of Peridot from the Cayman Islands under the Companies Act to the Province of Ontario, Canada as a corporation existing under the OBCA.
“EV” means electric vehicles.
“Hub” means a centralized facility for large-scale production of specialty materials that achieve economies of scale in recycling.
“Incentive Plan” means the Company’s 2021 Incentive Award Plan.
“Investor Agreement” means the Investor and Registration Rights Agreement, dated as of August 10, 2021, by and among the Company, the Peridot Class B Holders and the Li-Cycle Holders.
"LGC" means LG Chem, Ltd.
"LGES" means LG Energy Solution, Ltd.
“Li-Cycle Holders” means the prior shareholders of Li-Cycle that entered into the Li-Cycle Transaction Support Agreements in connection with the Business Combination.
“Li-Cycle Shares” means the issued and outstanding common shares of Li-Cycle prior to the Business Combination.
“Li-Cycle Transaction Support Agreements” means the Transaction Support Agreements, each dated as of February 15, 2021, among Peridot and the Li-Cycle Holders, entered into in connection with the Business Combination Agreement.
“NewCo” means Li-Cycle Holdings Corp. prior to the Amalgamation.
“Note Purchase Agreement” means the Note Purchase Agreement, dated as of September 29, 2021, between the Company and Spring Creek Capital, LLC.
“NYSE” means the New York Stock Exchange.
“OBCA” means the Ontario Business Corporations Act.
“Peridot” means, before the Continuance, Peridot Acquisition Corp., a Cayman Islands exempt company and, after the Continuance, Peridot Ontario.
“Peridot Class B Holders” means the holders of Peridot Class B Shares immediately prior to the Business Combination.
“Peridot Class B Shares” means the Class B common shares of Peridot.
“Peridot Ontario” means Peridot as continued under the OBCA following the Continuance.
“PIPE Financing” means the issuance and sale to the PIPE Investors, following the Amalgamation and prior to Closing, of an aggregate of 31,549,000 common shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $315,490,000.
“PIPE Investors” means those certain investors, including an affiliate of Peridot’s Sponsor, who entered into Subscription Agreements to purchase common shares in the PIPE Financing.

- iv -

“private placement warrants” means 8,000,000 warrants to purchase common shares that were issued to the Sponsor in exchange for outstanding warrants of Peridot in connection with the Business Combination, which were exercised or surrendered for common shares of the Company or redeemed on January 26, 2022 pursuant to the notice of redemption dated December 27, 2021.
“Product Recovery Percentage” means (a) the quantity of a given constituent in the feed lithium-ion battery materials (e.g., lithium, nickel, cobalt, other constituents) that is returned from the process and is available for sale after the process has taken place, divided by (b) input quantity of the given constituent, measured as a percentage.
“public warrants” means 15,000,000 warrants to purchase common shares that were issued in exchange for outstanding warrants of Peridot that were issued in Peridot’s initial public offering, which were exercised or surrendered for common shares of the Company or redeemed on January 26, 2022 pursuant to the notice of redemption dated December 27, 2021.
“Recycling Efficiency Rate” means (a) the mass of recycled materials exiting the recycling process and returned to the economy, divided by (b) the mass of materials entering the recycling process, measured as a percentage.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Spoke” means a decentralized facility that mechanically process batteries close to sources of supply and handle the preliminary processing of end-of-life batteries and battery scrap.
"Spoke Capital Projects" means the Spoke facilities presently under development and construction by Li-Cycle.
“Sponsor” means Peridot Acquisition Sponsor, LLC, a Delaware limited liability company.
“Spring Creek Capital Convertible Note” means the unsecured convertible note issued to Spring Creek Capital, LLC pursuant to the Note Purchase Agreement on September 29, 2021.
“Subscription Agreements” means the subscription agreements entered into with the PIPE Investors, in connection with the PIPE Financing.
"Traxys" means Traxys North America LLC
“warrants” means the public warrants and the private placement warrants.
“Warrant Redemption” means the redemption of all our outstanding warrants on January 26, 2022 as described in the notice of redemption dated December 27, 2021.
"Ultium" means Ultium Cells LLC
References to “dollar,” “USD,” “US$” and “$” are to U.S. dollars and references to “CA$” and “Cdn. $” are to Canadian dollars.

This Annual Report includes certain trademarks, service marks and trade names that we own or otherwise have the right to use, such as “Li-Cycle” and “Spoke & Hub Technologies”, which are protected under applicable intellectual property laws. This Annual Report also contains additional trademarks, service marks and trade names belonging to other companies, which are the property of their respective owners. Solely for convenience, trademarks, service marks and trade names referred to in this Annual Report may appear without the (®), (SM) or (TM) symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names.
We do not intend our use or display of other parties' trademarks, service marks or trade names to imply, and such use or display should not be construed to imply, a relationship with or endorsement or sponsorship of us by these other parties.
v

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
An investment in our securities carries a significant degree of risk. You should carefully consider the following risks and other information in this annual report, including our consolidated financial statements and related notes included herein, in connection with your ownership our securities. If any of the events described below occur, our business and financial results could be materially adversely affected. This could cause the trading price of our securities to decline, perhaps significantly, and you therefore may lose all or part of your investment. The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in the Company. Additional risks and uncertainties not currently known to us or which we currently deem immaterial may also have a material adverse effect on our business, financial condition and results of operations.
References in this section to “we,” “us” or “Li-Cycle” refer to Li-Cycle Corp. and its subsidiaries prior to the consummation of the Business Combination and the Company and its subsidiaries subsequent to the Business Combination, unless the context otherwise requires or indicates otherwise.
Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” for a more thorough description of these and other risks:

Risks Relating to Li-Cycle’s Business
•Li-Cycle’s success will depend on its ability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third-party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries.
•Li-Cycle may not be able to successfully implement its global growth strategy, on a timely basis or at all, and may be unable to manage future global growth effectively. Expanding internationally involves risks that could delay our expansion plans and/or prohibit us from entering markets in certain jurisdictions, which could have a material adverse effect on results of operations.
•The development of Li-Cycle’s Rochester Hub, Spoke Capital Projects and other future projects is subject to risks and Li-Cycle cannot guarantee that these projects will be completed in a timely manner, that costs will not be significantly higher than estimated, or that the completed projects will meet expectations with respect to productivity or the specifications of their end products, among others.
•Li-Cycle may engage in strategic transactions that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in the incurrence of debt or other liabilities, or prove not to be successful.
•Failure to materially increase recycling capacity and efficiency could have a material adverse effect on Li-Cycle’s business, results of operations or financial condition. Li-Cycle is and will be dependent on its recycling facilities. If one or more of its current or future facilities become inoperative, capacity constrained or if operations are disrupted, Li-Cycle’s business, results of operations or financial condition could be materially adversely affected.
•Li-Cycle may in the future need to raise additional funds to meet its capital requirements and such funds may not be available to Li-Cycle on commercially reasonable terms or at all, which could materially adversely affect Li-Cycle’s business, results of operations or financial condition.

•Li-Cycle has a history of losses and expects to incur significant expenses for the foreseeable future, and there is no guarantee it will achieve or sustain profitability.
•Problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations could materially affect Li-Cycle’s revenues and business.
•Li-Cycle's business is subject to operational risks that could disrupt our business, some of which may not be insured or fully covered by insurance.
•Li-Cycle’s revenue depends on maintaining and increasing feedstock supply commitments as well as securing new customers and off-take agreements.
•A decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies, could materially harm Li-Cycle’s financial results and ability to grow its business.
•Decreases and fluctuations in benchmark prices for the metals contained in Li-Cycle’s products could significantly impact Li-Cycle’s revenues and results of operations. In addition to commodity prices, Li-Cycle’s revenues are primarily driven by the volume and composition of lithium-ion battery feedstock materials processed at its facilities (including manufacturing scrap, spent batteries and third-party purchased black mass) and changes in the volume or composition of feedstock processed could significantly impact Li-Cycle’s revenues and results of operations.
•The development of an alternative chemical make-up of lithium-ion batteries or battery alternatives could adversely affect Li-Cycle’s revenues and results of operations.
•Li-Cycle’s projected revenues for the Rochester Hub are derived significantly from a single customer.
•Li-Cycle’ heavy reliance on the experience and expertise of its management may cause adverse impacts on it if a management member departs.
•Li-Cycle relies on third-party consultants for its regulatory compliance and Li-Cycle could be adversely impacted if the consultants do not correctly inform Li-Cycle of the legal changes. Further, Li-Cycle is subject to the risk of litigation or regulatory proceedings which could impact its financial results.
•Li-Cycle may not be able to complete its recycling processes as quickly as customers may require, which could cause it to lose supply contracts and could harm its reputation. Li-Cycle operates in an emerging, competitive industry and if it is unable to compete successfully its revenue and profitability will be adversely affected.
•Increases in income tax rates, changes in income tax laws or disagreements with tax authorities could adversely affect Li-Cycle’s business, financial condition or results of operations.
•Li-Cycle’s operating and financial results may vary significantly from period to period due to fluctuations in its operating costs and other factors.
•Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings.
•Unfavorable economic conditions, including the consequences of the global COVID-19 pandemic, may have a material adverse effect on Li-Cycle’s business, results of operations and financial condition.
•Natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events could materially adversely affect Li-Cycle’s business, results of operations or financial condition.
•Failure to protect or enforce Li-Cycle’s intellectual property could adversely affect its business, and Li-Cycle may be subject to intellectual property rights claims by third parties, which could be costly to defend, could require us to pay significant damages and could limit the Company’s ability to use certain technologies.
•Li-Cycle has identified material weaknesses in its internal control over financial reporting. If its remediation of such material weaknesses is not effective, or if it fails to develop and maintain a proper and effective internal control over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

Risks Relating to Ownership of Our Securities
•Our by-laws provide, subject to limited exceptions, that the Superior Court of Justice of the Province of Ontario and the appellate courts therefrom are the sole and exclusive forum for certain shareholder litigation matters, which could limit shareholders’ ability to obtain a favorable judicial forum for disputes.
•Our common shares have only recently become publicly traded, and the market price of our common shares may be volatile. The trading price of our common shares could be subject to wide fluctuations. Further, a significant portion of our outstanding common shares are restricted from immediate resale. Sales of substantial amounts of our common shares after the expiration of applicable lock-up periods, or the perception that such sales will occur, could adversely affect the market price of our common shares.
•NYSE may delist our securities, which could limit investors’ ability to engage in transactions in our securities and subject us to additional trading restrictions. Because Li-Cycle has historically operated as a private company, we have limited experience complying with public company obligations and fulfilling these obligations is expensive and time consuming and may divert management’s attention from the day-to-day operation of our business.
•As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.
•Failure to develop and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price.
•As an “emerging growth company,” the Company cannot be certain if reduced disclosure and governance requirements applicable to “emerging growth companies” will make its shares less attractive to investors.
•We may issue additional shares or other equity securities without shareholder approval, which would dilute the ownership interests of existing shareholders and may depress the market price of our shares. The issuance of our common shares in connection with the conversion of the Spring Creek Capital Convertible Note would cause substantial dilution, and could materially affect the trading price of our common shares. Further, exercise of warrants by our warrantholders could result in dilution to our shareholders. The Company becoming a PFIC could also have adverse consequences for U.S. holders.
•The Company’s ability to meet expectations and projections in any research or reports published by securities or industry analysts, or a lack of coverage by securities or industry analysts, could result in a depressed market price and limited liquidity for its shares.
•The Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price, which could cause you to lose some or all of your investment.
Risks Relating to Li-Cycle’s Business
Li-Cycle’s success will depend on its ability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third-party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries.
Li-Cycle’s future business depends in large part on its ability to economically and efficiently recycle and recover lithium-ion battery materials (including end-of-life batteries, manufacturing scrap and third-party black mass), and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries. Although it currently recycles and recovers using its Spoke facilities in Ontario and New York State, Li-Cycle will need to scale its recycling capacity in order to successfully implement its global growth strategy and plans to do so in the future by, among other things, successfully building and developing additional Spoke and Hub facilities, including its first commercial Hub facility in Rochester, New York (the "Rochester Hub") and Spoke facilities in Gilbert, Arizona (the "Arizona Spoke"), near Tuscaloosa, Alabama (the "Alabama Spoke") and in Warren, Ohio (the "Ohio Spoke"), and the Company's recently announced two European Spokes, in Norway (the "Norway Spoke") and Germany (the "Germany Spoke").
Although Li-Cycle has experience in recycling lithium-ion materials in its existing facilities, such operations are currently conducted on a limited scale, and Li-Cycle has not yet developed or operated a Hub facility on a commercial scale to produce and sell end products. Li-Cycle does not know whether it will be able to develop efficient, automated, low-cost recycling capabilities and processes, or whether it will be able to secure reliable sources of supply, in each case that will enable it to meet the production standards, costs and volumes required to successfully recycle lithium-ion batteries and lithium-ion battery materials and meet its business objectives and customer needs. Even if Li-Cycle is successful in high-volume recycling in its current and future facilities, it does not know whether it will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond its control, such as problems with suppliers, or in time to meet the commercialization schedules of future recycling needs or to satisfy the requirements of its customers. Li-Cycle’s ability to effectively reduce its cost structure over time is limited by the fixed nature of many of its planned expenses in the near-term, and its ability to reduce long-term expenses is constrained by its need to continue investment in its global growth strategy. Any failure to develop and scale such manufacturing processes and capabilities within Li-Cycle’s projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition.

Li-Cycle may not be able to successfully implement its global growth strategy, on a timely basis or at all.
Li-Cycle’s future global growth, results of operations and financial condition depend upon its ability to successfully implement its growth strategy, which, in turn, is dependent upon a number of factors, some of which are beyond Li-Cycle’s control, including its ability to:
•Economically recycle and recover lithium-ion batteries and lithium-ion battery materials and meet customers’ business needs;
•Effectively introduce methods for higher recovery rates of lithium-ion batteries and solutions to recycling;
•Complete the construction of its future facilities, include the Rochester Hub, and the Spoke Capital Projects at a reasonable cost on a timely basis;
•Invest and keep pace in technology, research and development efforts, and the expansion and defense of its intellectual property portfolio;
•Secure and maintain required strategic supply arrangements;
•Secure and maintain leases for future Spoke and Hub facilities at competitive rates and in favorable locations;
•Apply for and obtain the permits necessary to operate Spoke and Hub facilities on a timely basis;

•Effectively compete in the markets in which it operates; and
•Attract and retain management or other employees who possess specialized knowledge and technical skills.
There can be no assurance that Li-Cycle can successfully achieve any or all of the above initiatives in the manner or time period that it expects. Further, achieving these objectives will require investments that may result in both short-term and long-term costs without generating any current revenue and therefore may be dilutive to earnings. Li-Cycle cannot provide any assurance that it will realize, in full or in part, the anticipated benefits it expects to generate from its growth strategy. Failure to realize those benefits could have a material adverse effect on Li-Cycle’s business, results of operations or financial condition.
Li-Cycle may be unable to manage future global growth effectively.
Even if it can successfully implement its global growth strategy, any failure to manage its growth effectively could materially and adversely affect Li-Cycle’s business, results of operations and financial condition. Li-Cycle intends to expand its operations globally, which will require it to hire and train new employees across all divisions; accurately forecast supply and demand, production and revenue; control expenses and investments in anticipation of expanded operations; establish new or expand current design, production, and sales and service facilities; and implement and enhance administrative infrastructure, systems and processes. Future growth may also be tied to acquisitions, and Li-Cycle cannot guarantee that it will be able to effectively acquire other businesses or integrate businesses that it acquires. Failure to efficiently manage any of the above could have a material adverse effect on Li-Cycle’s business, results of operations or financial condition.
The development of Li-Cycle’s Rochester Hub, Spoke Capital Projects and other future projects is subject to risks, including with respect to engineering, permitting, procurement, construction, commissioning and ramp-up, and Li-Cycle cannot guarantee that these projects will be completed in a timely manner, that its costs will not be significantly higher than estimated, or that the completed projects will meet expectations with respect to their productivity or the specifications of their end products, among others.
Li-Cycle’s Rochester Hub, Spoke Capital Projects and other future projects are subject to development risks, including with respect to engineering, permitting, procurement, construction, commissioning and ramp-up. Because of the uncertainties inherent in estimating construction and labor costs and the potential for the scope of a project to change, it is relatively difficult to evaluate accurately the total funds that will be required to complete the Rochester Hub, Spoke Capital Projects or other future projects. Further, Li-Cycle’s estimates of the amount of time it will take to complete the Rochester Hub, Spoke Capital Projects or other future projects are based on assumptions about the timing of engineering studies, permitting, procurement, construction, commissioning and ramp-up, all of which can vary significantly from the time an estimate is made to the time of completion. Li-Cycle cannot guarantee that the costs of the Rochester Hub, Spoke Capital Projects or other future projects will not be higher than estimated, or that it will have sufficient capital to cover any increased costs, or that it will be able to complete the Rochester Hub, Spoke Capital Projects or other future projects within expected timeframes. Any such cost increases or delays could negatively affect Li-Cycle’s results of operations and ability to continue to grow, particularly if the Rochester Hub, Spoke Capital Projects or any other future project cannot be completed. Further, there can be no assurance that the Rochester Hub or the Spoke Capital Projects will perform at the expected production rates or unit costs, or that the end products will meet the intended specifications.
Failure to materially increase recycling capacity and efficiency could have a material adverse effect on Li-Cycle’s business, results of operations or financial condition.
Although Li-Cycle’s existing facilities in Ontario and New York State currently have total processing capacity of 10,000 tonnes of lithium-ion batteries and lithium-ion battery materials per year, the future success of Li-Cycle’s business depends in part on its ability to significantly increase recycling capacity and efficiency as part of the incremental/additional facilities. Li-Cycle may be unable to expand its business, satisfy demand from its current and new customers, maintain its competitive position and achieve profitability if it is unable to build and operate any future facilities and otherwise allow for increases in scrapping output and speed. The construction of future global facilities will require significant cash investments and management resources and may not meet Li-Cycle’s expectations with respect to increasing capacity, efficiency and satisfying additional demand. For example, if there are delays in any future planned Hub, such as its current development and construction of the Rochester Hub, construction of the Spoke Capital Projects and/or the future construction of other Spoke and Hub facilities, or if its facilities do not meet expected performance standards or are not able to produce materials that meet the quality standards Li-Cycle expects, Li-Cycle may not meet its target for adding capacity, which would limit its ability to increase sales and result in lower than expected sales and higher than expected costs and expenses. Failure to drastically increase recycling and processing capacity or otherwise satisfy customers’ demands may result in a loss of market share to competitors, damage Li-Cycle’s relationships with its key customers, a loss of business opportunities or otherwise materially adversely affect its business, results of operations or financial condition.
Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in the incurrence of debt, or prove not to be successful.
From time to time, Li-Cycle may enter into transactions to acquire other businesses or technologies, to enter into joint ventures or to develop additional commercial relationships, including the Norway Spoke, and its ability to do so successfully cannot be ensured. Li-Cycle is currently considering certain joint ventures and acquisitions to support its growth strategy, including but not limited to the development of new Spoke and Hub facilities, but it does not currently have any binding commitments for such transactions other than as described herein. One or more of these transactions could include the payment of the purchase price in whole or in part using Li-Cycle’s common stock, which would have a dilutive impact on existing shareholders. Li-Cycle may also decide to incur debt in connection with an acquisition or any other strategic transaction. Even if Li-Cycle identifies suitable opportunities for strategic transactions, Li-Cycle may not be able to make such transactions on favorable terms or at all. Any strategic transactions Li-Cycle makes may not strengthen its competitive position, and these transactions may be viewed negatively by customers, suppliers or investors. Li-Cycle could incur losses resulting from undiscovered liabilities of an acquired business that we failed to or were unable to discover or were unable to quantify in the course of performing due diligence and that are not covered by any indemnification Li-Cycle may obtain from the seller. In addition, Li-Cycle may not be able to successfully integrate the acquired personnel, technologies and operations into its existing business in an effective, timely and non-disruptive manner. Strategic transactions may also divert management attention from day-to-day responsibilities, increase Li-Cycle’s expenses and reduce Li-Cycle’s cash available for operations and other uses. In addition, Li-Cycle may not be able to fully recover the costs of such acquisitions or be successful in leveraging any strategic transactions into increased business, revenue or profitability. Li-Cycle also cannot predict the number, timing or size of any future transactions or the effect that any such transactions might have on its operating results. Accordingly, although there can be no assurance that Li-Cycle will undertake or successfully complete any acquisitions or other strategic transactions, any transactions that Li-Cycle does complete may be subject to the foregoing or other risks and may have a material adverse effect on Li-Cycle’s business, financial condition, results of operations and prospects.
Expanding internationally involves risks that could delay our expansion plans and/or prohibit us from entering markets in certain jurisdictions, which could have a material adverse effect on our results of operations.
International operations, such as those we intend to establish, are subject to certain risks inherent in doing business abroad, including:
•political, civil and economic instability;
•corruption risks;
•trade, customs and tax risks;
•currency exchange rates and currency controls;
•limitations on the repatriation of funds;

•insufficient infrastructure;
•restrictions on exports, imports and foreign investment;
•increases in working capital requirements related to long supply chains;
•changes in labor laws and regimes and disagreements with the labor force;
•difficulty in protecting intellectual property rights and complying with data privacy and protection laws and regulations; and
•different and less established legal systems.
 Expanding our business in international markets, including the construction and operation of the Norway Spoke and Germany Spoke, is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on our business and results of operations will vary from country to country and are unpredictable, but could have an adverse effect on our ability to execute our strategy and accordingly on our business, results of operations or financial condition.
Li-Cycle is and will be dependent on its recycling facilities. If one or more of its current or future facilities become inoperative, capacity constrained or if operations are disrupted, Li-Cycle’s business, results of operations or financial condition could be materially adversely affected.
Li-Cycle’s revenue is and will be dependent on the continued operations of its Kingston, Ontario and Rochester, New York Spoke facilities as well as its future facilities, including its planned Rochester Hub, Spoke Capital Projects and any other facilities it develops in the future. To the extent that Li-Cycle experiences any operational risk including, among other things, fire and explosions, severe weather and natural disasters (such as floods and hurricanes), failures in water supply, major power failures, equipment failures (including any failure of its information technology, air conditioning, and cooling and compressor systems), a cyber-attack or other incident, failures to comply with applicable regulations and standards, labor force and work stoppages, including those resulting from local or global pandemics or otherwise, or if its current or future facilities become capacity constrained, Li-Cycle may be required to make capital expenditures even though it may not have sufficient available resources at such time. Additionally, there is no guarantee that the proceeds available from Li-Cycle’s insurance policies will be sufficient to cover such capital expenditures. Li-Cycle’s insurance coverage and available resources may prove to be inadequate for events that may cause significant disruption to its operations. Any disruption in Li-Cycle’s recycling processes could result in delivery delays, scheduling problems, increased costs or production interruption, which, in turn, may result in its customers deciding to send their end-of-life lithium-ion batteries and battery manufacturing scrap to Li-Cycle’s competitors. Li-Cycle is and will be dependent on its current and future facilities, which will in the future require a high degree of capital expenditures. If one or more of Li-Cycle’s current or future facilities become inoperative, capacity constrained or if operations are disrupted, its business, results of operations or financial condition could be materially adversely affected.
Li-Cycle may in the future need to raise additional funds to meet its capital requirements and such funds may not be available to Li-Cycle on commercially reasonable terms or at all, which could materially adversely affect Li-Cycle’s business, results of operations or financial condition.
The closed loop resource recovery, logistics management, secure destruction and add-on services of Li-Cycle’s lithium-ion battery recycling are capital-intensive. Although Li-Cycle believes that it will have sufficient funds to meet its capital requirements for the next 12 months, it may in the future need to raise additional funds, including through the issuance of equity, equity linked or debt securities or through obtaining credit from government or financial institutions, and the availability of additional funds to Li-Cycle will depend on a variety of factors, some of which are outside of its control. Additional funds may not be available to Li-Cycle on commercially reasonable terms or at all, which could materially adversely affect its business, results of operations or financial condition. If additional funds are raised by issuing equity or equity-linked securities, shareholders of Li-Cycle may incur dilution.
Li-Cycle has a history of losses and expects to incur significant expenses for the foreseeable future, and there is no guarantee it will achieve or sustain profitability.
Li-Cycle was until 2020 a development stage company with no commercial revenues, and incurred a net loss of approximately $9.3 million for the year ended October 31, 2020, a net loss of $4.1 million for the year ended October 31, 2019 and a net loss of $0.9 million for the year ended October 31, 2018. For the year ended October 31, 2021, Li-Cycle’s revenue was $7.4 million and it recorded a net loss of $226.6 million. Li-Cycle’s primary sources of liquidity are currently the funds raised from the Business Combination, including the PIPE Financing and the Spring Creek Capital Convertible Note financing completed in September 2021, as well as funds generated by operating activities. Li-Cycle expects both its capital and operating expenditures will increase significantly in connection with Li-Cycle’s ongoing activities. Li-Cycle believes that its performance and future success is dependent on multiple factors that present significant opportunities for Li-Cycle to increase revenues, but also pose risks and challenges. Li-Cycle believes it will continue to incur losses in the short term and there is no guarantee it will achieve or sustain profitability in the future.
Problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations could materially affect Li-Cycle’s revenues and business.
On rare occasions, lithium-ion battery cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion battery cells. Negative public perceptions regarding the safety or suitability of lithium-ion battery cells for automotive applications, the social and environmental impacts of cobalt mining or any future incident involving lithium-ion battery cells, such as a vehicle or other fire, even if such incident does not involve Li-Cycle directly, could have a negative impact on the market for lithium-ion batteries, reducing the number of batteries in the market and Li-Cycle’s revenue.
In addition, recycling of lithium-ion batteries requires Li-Cycle to store a significant number of lithium-ion battery cells at its facilities. We are subject to risks associated to mishandling of lithium-ion battery cells which could cause disruption to the operation of Li-Cycle’s current or future facilities. While Li-Cycle has implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt Li-Cycle’s operations. Any impact on revenue resulting from reduced demand for lithium-ion batteries or on Li-Cycle’s operations from perceived or actual safety or security issues at its own facilities could materially adversely affect Li-Cycle’s business, results of operations or financial condition.
Li-Cycle's business is subject to operational risks that could disrupt our business, some of which may not be insured or fully covered by insurance.
Our operations are subject to risks inherent in the lithium-ion battery recycling industry, including potential liability which could result from, among other circumstances, personal injury, environmental claims or property damage some of which may not be insured or fully covered by insurance. The availability of, and the ability to collect on, insurance coverage is subject to factors beyond our control and is not guaranteed to cover any or all of our losses in every circumstance. Li-Cycle's insurance coverage may also be inadequate to cover liabilities related to such operational risks.
Li-Cycle has no control over changing conditions and pricing in the insurance marketplace and the cost or availability of various types of insurance may change dramatically in the future. Moreover, Li-Cycle may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercial justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by Li-Cycle could adversely affect Li-Cycle's business, results of operations and financial condition,

Li-Cycle’s revenue depends on maintaining and increasing feedstock supply commitments as well as securing new customers and off-take agreements.
Li-Cycle must maintain and gain feedstock supply commitments as well as new customers (including through entry into off-take agreements). Feedstock suppliers may change or delay supply contracts for any number of reasons, such as force majeure or government approval factors that are unrelated to Li-Cycle. Customers may fail to perform under their contracts for similar reasons. As a result, in order to maintain and expand its business, Li-Cycle must continue to develop and obtain new feedstock supply and customer contracts. However, it is difficult to predict whether and when Li-Cycle will secure such commitments and/or contracts due to competition for suppliers and customers and the lengthy process of negotiating supplier and customer agreements, which may be affected by factors that Li-Cycle does not control, such as market and economic conditions, financing arrangements, commodity prices, environmental issues and government approvals.
A decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies, could materially harm Li-Cycle’s financial results and ability to grow its business.
The demand for Li-Cycle’s recycling services and end products is driven in part by projected increases in the demand for EVs (including automobiles, e-bikes, scooters, buses and trucks). A decline in the adoption rate of EVs could reduce the demand for Li-Cycle’s recycling services and end products. A decline in volume under existing contracts or an inability to source new supplier relationships could also have a negative impact on Li-Cycle’s operating results.
Decreases and fluctuations in benchmark prices for the metals contained in Li-Cycle’s products could significantly impact Li-Cycle’s revenues and results of operations.
The prices that Li-Cycle charges for its products are generally tied to commodity prices for their principal contained metals, such as lithium, nickel and cobalt. Fluctuations in the prices of these commodities will affect Li-Cycle’s revenues and declines in the prices of these commodities could have a material adverse impact on Li-Cycle’s revenues. Any significant decline in Li-Cycle’s revenues will have a material impact on its results of operations.

In addition to commodity prices, Li-Cycle’s revenues are primarily driven by the volume and composition of lithium-ion battery feedstock materials processed at its facilities (including manufacturing scrap, spent batteries and third-party purchased black mass) and changes in the volume or composition of feedstock processed could significantly impact Li-Cycle’s revenues and results of operations.
Li-Cycle’s revenues depend on processing high volumes of feedstock at our Spokes and Hubs, and its revenues are directly impacted by the chemistry of the feedstock processed, particularly as market chemistries shift. Certain feedstock chemistries produce raw materials such as cobalt for which Li-Cycle receives higher prices than others. A decline in overall volume of feedstock processed, or a decline in volume of chemistries with higher priced content relative to other chemistries, could result in a significant decline in Li-Cycle’s revenues, which in turn would have a material impact on its results of operations.
The development of an alternative chemical make-up of lithium-ion batteries or battery alternatives could adversely affect Li-Cycle’s revenues and results of operations.
The development and adoption of alternative battery technologies could impact Li-Cycle’s prospects and future revenues. Current and next generation high energy density lithium-ion batteries for use in products such as EVs use nickel and cobalt as significant inputs. Cobalt and nickel tend to be in lower supply and therefore command higher prices than certain other raw materials. Alternative chemical makeups for lithium-ion batteries or battery alternatives are being developed and some of these alternatives could be less reliant on cobalt and nickel or use other lower-priced raw materials such as lithium-iron phosphate chemistries, which contain neither cobalt nor nickel. A shift in production to batteries using lower-priced raw materials could affect the value of the end products produced by Li-Cycle, lowering its revenues and negatively impacting its results of operations.
Li-Cycle’s projected revenues for the Rochester Hub are derived significantly from a single customer and the loss of that customer could have a material impact on its results of operations.
Li-Cycle has entered into a strategic global marketing relationship with Traxys, a company that provides financial and logistics solutions to the metals, mining and energy industries. Li-Cycle has entered into two Marketing, Logistics and Working Capital Agreements with Traxys, covering (i) 100% of its production of black mass, from Li-Cycle’s Spokes, other than black mass as Li-Cycle has determined (in its sole discretion) is required for internal purposes at Li-Cycle’s Hubs, and (ii) 100% of its production of certain end products from Li-Cycle’s Rochester Hub, being lithium carbonate, nickel sulphate, cobalt sulphate, manganese carbonate and graphite concentrate. If these contracts were breached or terminated, then Li-Cycle would need to restructure its marketing, commercial and logistics arrangements (by completing such functions in-house or through other service providers) and Li-Cycle could experience a decline in revenues that could have a material adverse impact on its results of operations.
Li-Cycle’s heavy reliance on the experience and expertise of its management may cause adverse impacts on it if a management member departs.
Li-Cycle depends on key personnel for the success of its business. Li-Cycle’s business may be severely disrupted if it loses the services of its key executives and employees or fails to add new senior and middle managers to its management.
Li-Cycle’s future success is heavily dependent upon the continued service of its key executives. Li-Cycle also relies on a number of key technology staff for its continued operation. Li-Cycle’s future success is also dependent upon its ability to attract and retain qualified senior and middle managers to its management team. If one or more of its current or future key executives or employees are unable or unwilling to continue in their present positions, Li-Cycle may not be able to easily replace them, and its business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, Li-Cycle could lose customers and suppliers and incur additional expenses to recruit and train personnel.
Li-Cycle’s relies on third-party consultants for its regulatory compliance and Li-Cycle could be adversely impacted if the consultants do not correctly inform Li-Cycle of the legal changes.
Li-Cycle depends on third-party consultants to work with it across all of its projects to ensure correct permitting, regulatory compliance and keep Li-Cycle apprised of legal changes. Li-Cycle may face non-compliance challenges if the third-party consultants do not inform Li-Cycle of the proper compliance measures or if Li-Cycle fails to maintain its engagement with third-party consultants. If Li-Cycle is not in compliance with the current regulations, it could face litigation, sanctions and fees, which could adversely impact its business, results of operations and financial condition.

Li-Cycle is subject to the risk of litigation or regulatory proceedings which could impact its financial results.
All industries, including the lithium-ion battery recycling industry, are subject to legal claims, with or without merit. We are not currently, nor have we ever been, party to any legal proceedings, but we could be involved in various litigation and regulatory proceedings arising in the normal course of business in the future. Due to the inherent uncertainty of the litigation process, we may not be able to predict with any reasonable degree of certainty the outcome of any litigation or the potential for future litigation. Regardless of the outcome, any legal or regulatory proceeding could have an adverse impact on Li-Cycle's business, prospects, financial conditions, and operating results due to defense costs, the diversion of management resources and other factors.

Li-Cycle may not be able to complete its recycling processes as quickly as customers may require, which could cause it to lose supply contracts and could harm its reputation.
Li-Cycle may not be able to complete its recycling processes to meet the supply it receives from its customers. Operating delays and interruptions can occur for many reasons, including, but not limited to:
•equipment failures;
•personnel shortage;
•labor disputes; or
•transportation disruptions.
The recycling process for lithium-ion batteries and lithium-ion battery manufacturing scrap material, as well as black mass, is complex. If Li-Cycle fails to complete its recycling processes in a timely fashion, its reputation may be harmed. Any failure by Li-Cycle to complete its recycling processes in a timely fashion may also jeopardize existing orders and cause Li-Cycle to lose potential supply contracts and be forced to pay penalties.
 Li-Cycle operates in an emerging, competitive industry and if it is unable to compete successfully its revenue and profitability will be adversely affected.
The lithium-ion recycling market is competitive. As the industry evolves and the demand increases, Li-Cycle anticipates that competition will increase. Li-Cycle currently faces competition primarily from companies that focus on one type of lithium-ion material recycling, some of which have more expertise in the recycling of that material than Li-Cycle. Li-Cycle also competes against companies that have a substantial competitive advantage because of longer operating histories and larger budgets, as well as greater financial and other resources. National or global competitors could enter the market with more substantial financial and workforce resources, stronger existing customer relationships, and greater name recognition, or could choose to target medium to small companies in Li-Cycle’s traditional markets. Competitors could focus their substantial resources on developing a more efficient recovery solution than Li-Cycle’s solutions. Competition also places downward pressure on Li-Cycle’s contract prices and profit margins, which presents it with significant challenges in its ability to maintain strong growth rates and acceptable profit margins. If Li-Cycle is unable to meet these competitive challenges, it could lose market share to its competitors and experience an adverse impact to its business, financial condition and results of operations.
Increases in income tax rates, changes in income tax laws or disagreements with tax authorities could adversely affect Li-Cycle’s business, financial condition or results of operations.
Li-Cycle is subject to income taxes in the United States, Canada and in certain foreign jurisdictions in which it operates. Increases in income tax rates or other changes in income tax laws that apply to its business could reduce Li-Cycle’s after-tax income from such jurisdiction and could adversely affect its business, financial condition or results of operations. Li-Cycle’s operations outside the United States generate a significant portion of its income. In addition, the United States has recently made or is actively considering changes to existing tax laws. Additional changes in the U.S. tax regime or in how U.S. multinational corporations are taxed on foreign earnings, including changes in how existing tax laws are interpreted or enforced, could adversely affect Li-Cycle’s business, financial condition or results of operations.
Li-Cycle is also subject to regular reviews, examinations and audits by the IRS and other taxing authorities with respect to income and non-income-based taxes both within and outside the United States. Economic and political pressures to increase tax revenues in jurisdictions in which it operates, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation could differ from its historical provisions and accruals, resulting in an adverse impact on its business, financial condition or results of operations. In addition, in connection with the Organization for Economic Co-operation and Development Base Erosion and Profit Shifting project, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of profits earned in various countries.

Li-Cycle’s operating and financial results may vary significantly from period to period due to fluctuations in its operating costs and other factors.
Li-Cycle expects its period-to-period operating and financial results to vary based on a multitude of factors, some of which are outside of Li-Cycle’s control. Li-Cycle expects its period-to-period financial results to vary based on operating costs, which it anticipates will fluctuate with the pace at which it increases its operating capacity. As a result of these factors and others, Li-Cycle believes that quarter-to-quarter comparisons of its operating or financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, Li-Cycle’s financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused only on quarterly financial results. If any of this occurs, the trading price of our common shares could fall substantially, either suddenly or over time.
Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings.
Li-Cycle reports its financial results in U.S. dollars and a material portion of its sales and operating costs are realized in currencies other than the U.S. dollar. For the year ended October 31, 2021, approximately 41% of Li-Cycle’s revenues were realized in Canada. Li-Cycle is also exposed to other currencies, such as the Euro, and may in the future be exposed to additional currencies. If the value of any currencies in which sales are realized, particularly the Canadian dollar, depreciates relative to the U.S. dollar, Li-Cycle’s foreign currency revenue will decrease when translated to U.S. dollars for reporting purposes. In addition, any depreciation in foreign currencies could result in higher local prices, which may negatively impact local demand and have a material adverse effect on Li-Cycle’s business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciates relative to the U.S. dollar, Li-Cycle’s operating costs will increase when translated to U.S. dollars for reporting purposes. Although these risks may sometimes be naturally hedged by a match in operating costs denominated in the same currency, fluctuations in foreign currency exchange rates, particularly the U.S.-Canadian dollar exchange rate, could create discrepancies between Li-Cycle’s operating costs in a given currency that could have a material adverse effect on its business, results of operations or financial condition.
While Li-Cycle actively manages its exposure to foreign-exchange rate fluctuations and may enter into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, Li-Cycle does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business. As a result, there can be no assurance that Li-Cycle’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that Li-Cycle will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.
Unfavorable economic conditions, including the consequences of the global COVID-19 pandemic, may have a material adverse effect on Li-Cycle’s business, results of operations and financial condition.
Li-Cycle has been impacted by the COVID-19 pandemic, and Li-Cycle cannot predict the future impacts the COVID-19 pandemic, including the emergence of new strains such as the Omicron or Delta variant, may have on its business, results of operations and financial condition. Beginning in March 2020, numerous government regulations and public advisories, as well as shifting social behaviors, temporarily and from time to time limited or closed non-essential transportation, government functions, business activities and person-to-person interactions, and the duration of such trends is difficult to predict. The continued impact of COVID-19 on manufacturing production may lead to less demand for lithium-ion batteries, impacting the resulting contribution of batteries and battery-related scrap material to the recycling market over the short-to-medium term. Mandated governmental measures have forced Li-Cycle to reduce operations at its commercial headquarters and establish work-from-home policies for certain of its employees, and some of its suppliers have been subject to similar limitations and may also have been required to shut down production. In addition, the Kingston Spoke experienced some battery supply related issues in the second fiscal quarter of 2021 due to COVID-19 related shutdowns in Ontario, Canada which were alleviated by the third fiscal quarter of 2021. Li-Cycle re-opened its office facilities in November 2021, with a robust plan to ensure compliance with government guidance and all recommended actions to ensure employee safety. Although COVID-19 has had an immaterial impact on Li-Cycle’s business of yet, Li-Cycle cannot predict if current restrictions and limitations to its or its customers’ and suppliers’ operations will be maintained, or if new measures will be implemented.
Li-Cycle’s operations and timelines may also be affected by global economic markets and levels of consumer comfort and spend, including recessions, slow economic growth, economic and pricing instability, increase of interest rates and credit market volatility, all of which could impact demand in the worldwide transportation industries or otherwise have a material adverse effect on Li-Cycle’s business, operating results and financial condition. Because the impact of current conditions on an ongoing basis is yet largely unknown, is rapidly evolving and has been varied across geographic regions, this ongoing assessment will be particularly critical to allow Li-Cycle to accurately project supply and demand and infrastructure requirements globally and allocate resources accordingly. If current global market conditions continue or worsen, Li-Cycle’s business, results of operations and financial condition could be materially adversely affected.

Natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events could materially adversely affect Li-Cycle’s business, results of operations or financial condition.
The occurrence of one or more natural disasters, such as fires, hurricanes and earthquakes, unusually adverse weather, epidemic or pandemic outbreaks, such as the ongoing COVID-19 pandemic, cyber incidents such as ransomware attacks, boycotts and geo-political events, such as civil unrest and acts of terrorism (including cyber terrorism or other cyber incidents), or similar disruptions could materially adversely affect Li-Cycle’s business, power supply, results of operations or financial condition. These events could result in physical damage to property, an increase in energy prices, temporary or permanent closure of one or more of Li-Cycle’s current or planned facilities, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials, construction delays at the Rochester Hub, the Spoke Capital Projects or other facilities being developed, temporary disruption in transport from overseas, or disruption to Li-Cycle’s information systems. Li-Cycle may incur expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.
Failure to protect or enforce Li-Cycle’s intellectual property could adversely affect its business.
Li-Cycle’s success depends in large part on its proprietary technology. Li-Cycle relies on various intellectual property rights, including patents, copyrights, trademarks, and trade secrets, as well as confidentiality provisions and contractual arrangements, and other forms of statutory and common law protection to protect its proprietary rights. If Li-Cycle does not protect and enforce its intellectual property rights adequately and successfully, its competitive position may suffer, which could adversely affect the Company’s business, prospects, financial condition, and operating results.
Li-Cycle’s pending patent or trademark applications may not be approved, or competitors or others may challenge the validity, enforceability, or scope of its issued patents, the scope of its copyrights, the registrability of its trademarks or the trade secret status of its proprietary information. There can be no assurance that additional patents will be filed or issued or that any of Li-Cycle’s currently issued patents will provide significant protection for Li-Cycle’s commercially relevant intellectual property or for those portions of its proprietary technology that are the most key to its competitive positions in the marketplace. In addition, Li-Cycle’s patents, copyrights, trademarks, trade secrets, and other intellectual property rights may not provide us a significant competitive advantage. There is no assurance that the forms of intellectual property protection that Li-Cycle seeks, including business decisions about whether, when and where to file patents and when and how to maintain and protect copyrights, trade secrets, license and other contractual rights, will be adequate to protect Li-Cycle’s business.
Not all countries offer the same types, standards for registrability or level of protection for the Company’s intellectual property as Canada and the United States, and Li-Cycle may not pursue the same intellectual property filings or obtain the intellectual property registrations of the same scope in all of its commercially-relevant markets. As Li-Cycle expands its international activities, its exposure to unauthorized copying and use of its technology and proprietary information will likely increase. Effective intellectual property protection may not be available to Li-Cycle in every country in which it operates. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors, or make patents subject to compulsory licenses to third parties under certain circumstances. In these countries, patents may provide limited or no benefit.
Intellectual property laws, procedures, and restrictions provide only limited protection and any of the Company’s intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. The Company enters into confidentiality and invention assignment or intellectual property ownership agreements with its employees and contractors and enters into confidentiality agreements with other third parties. The Company cannot ensure that these agreements, or all the terms thereof, will be enforceable or compliant with applicable law, or otherwise effective in controlling access to, use of, reverse engineering, and distribution of Li-Cycle’s proprietary information or in effectively securing exclusive ownership of intellectual property developed by its current or former employees and contractors. Despite these agreements and the Company’s reasonable precautions, its intellectual property is vulnerable to misappropriation, unauthorized access and copying through employee or third-party error or actions, including malicious state or state-sponsored actors, theft, hacking, cybersecurity incidents, and other security breaches and incidents, and such incidents may be difficult to detect and may remain undiscovered or unknown for a significant period of time.Further, these agreements with the Company’s employees, contractors, and other parties do not prevent other parties from independently developing technologies, products and services that are substantially equivalent or superior to the Company’s technologies and services. It is possible for third parties to infringe upon or misappropriate the Company’s intellectual property and to use information that Li-Cycle regards as proprietary to create services that compete with those of the Company.
Li-Cycle may need to spend significant resources securing and monitoring its intellectual property rights, and it may or may not be able to detect infringement by third parties. Li-Cycle’s competitive position may be adversely impacted if it cannot detect infringement or enforce its intellectual property rights quickly or successfully. In some circumstances, Li-Cycle may choose not to pursue enforcement of its valid intellectual property rights for a variety of legal and business considerations, including (i) because an infringer has a dominant intellectual property position, (ii) because of uncertainty relating to the scope of the Company’s intellectual property or the outcome of an enforcement action, (iii) because of the financial and reputational costs associated with enforcement or (iv) for other business reasons. In addition, competitors might avoid infringement by designing around the Company’s intellectual property rights or by developing non-infringing competing technologies. Litigation brought to protect and enforce the Company’s intellectual property rights could be costly, time-consuming, and distracting to management and Li-Cycle’s development teams and could result in the impairment or loss of portions of its intellectual property, for example, the Company’s efforts to enforce its intellectual property rights may be met with defenses, counterclaims attacking the scope, validity, and enforceability of the Company’s intellectual property rights, or with counterclaims and countersuits asserting infringement by the Company of third-party intellectual property rights. Li-Cycle’s failure to secure, protect, and enforce its intellectual property rights could adversely affect its brand and its business, any of which could have an adverse effect on the Company’s business, prospects, financial condition, and operating results.
Li-Cycle may be subject to intellectual property rights claims by third parties, which could be costly to defend, could require payment of significant damages and could limit the Company’s ability to use certain technologies.
Li-Cycle is subject to the risk of third parties asserting claims of infringement of intellectual property rights or violation of other statutory, license or contractual rights in technology or data. Any such claim by a third party, even if without merit, could cause Li-Cycle to incur substantial costs defending against such claim and could distract the Company’s management and its development teams from its business.
Although third parties may offer a license to their technology or data, the terms of any offered license may not be acceptable or commercially reasonable and the failure to obtain a license or the costs associated with any license could cause the Company’s business, prospects, financial condition, and operating results to be adversely affected. In addition, some licenses may be non-exclusive, and therefore the Company’s competitors may have access to the same technology or data licensed to the Company. Alternatively, Li-Cycle may be required to develop non-infringing technology or data which could require significant effort and expense and ultimately may not be successful. Furthermore, a successful claimant could secure a judgment or the Company may agree to a settlement that prevents it from selling certain products or performing certain services in a given country or countries or that requires the Company to pay royalties, substantial damages, including treble damages if it is found to have willfully infringed the claimant’s patents, copyrights, trade secrets or other statutory rights, or other fees. Any of these events could have an adverse effect on the Company’s business, prospects, financial condition, and operating results.
Li-Cycle has identified material weaknesses in its internal control over financial reporting. If its remediation of such material weaknesses is not effective, or if it fails to develop and maintain a proper and effective internal control over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.
Prior to August 10, 2021, Li-Cycle Holdings Corp. was a private company and we addressed our internal control over financial reporting with internal accounting and financial reporting personnel and other resources.
In the course of preparing for the Business Combination with Peridot Acquisition Corp, Li-Cycle identified material weaknesses in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Li-Cycle’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.
Li-Cycle did not have in place i) an effective control environment with formal processes and procedures and ii) an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions, that would identify errors in a timely manner, including in areas such as revenue recognition, inventory, related party arrangements, financing transactions and business combination transactions. Li-Cycle did not design or maintain effective controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with IFRS. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively.
Risks Relating to Ownership of Our Securities
Our by-laws provide, subject to limited exceptions, that the Superior Court of Justice of the Province of Ontario and the appellate courts therefrom are the sole and exclusive forum for certain shareholder litigation matters, which could limit shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or shareholders.
Our by-laws require, to the fullest extent permitted by law and subject to certain exemptions for actions brought to enforce a duty or liability under certain U.S. securities laws, that (i) derivative actions brought in our name, (ii) actions against directors, officers and employees for breach of fiduciary duty, (iii) any action or proceeding asserting a claim arising pursuant to the Ontario Business Corporations Act (the “OBCA”) or our Governing Documents, and (iv) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the OBCA) may be brought only in the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom and, if brought outside of such forum, the shareholder bringing the suit will be deemed to have consented to the personal jurisdiction of the provincial and federal courts located within the Province of Ontario in connection with any action brought in such court to enforce the forum provisions and to service of process on such shareholder’s counsel. Any person or entity purchasing or otherwise acquiring any interest in our common shares shall be deemed to have notice of and consented to the forum provisions in its articles. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will have exclusive jurisdiction for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. The exclusive forum provision in our by-laws will not apply to actions arising under the Securities Act or the Exchange Act.
This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or shareholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.
Our common shares have only recently become publicly traded, and the market price of our common shares may be volatile. The trading price of our common shares could be subject to wide fluctuations due to a variety of factors, including:
•the COVID-19 pandemic and its impact on the markets and economies in which we operate;
•our actual or anticipated operating performance and the operating performance of our competitors;
•failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;
•any major change in our board of directors, management, or key personnel;
•market conditions in our industry;
•general economic conditions such as recessions, interest rates, fuel prices, international currency fluctuations;
•rumors and market speculation involving us or other companies in our industry;
•announcements by us or our competitors of significant innovations, new products, services or capabilities, acquisitions, strategic investments, partnerships, joint venture or capital commitments;
•the legal and regulatory landscape and changes in the application of existing laws or adoption of new laws that impact our business;
•legal and regulatory claims, litigation, or pre-litigation disputes and other proceedings;
•other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and
•sales or expected sales of our common shares by us, our officers, directors, significant stockholders, and employees.
In addition, stock markets have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. The stock market in general and NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. These fluctuations may be even more pronounced in the trading market for our common shares as a result of the supply and demand forces for newly public companies. In the past, stockholders have instituted securities class action litigation following periods of stock volatility.
A significant portion of our outstanding common shares are restricted from immediate resale. Sales of substantial amounts of our common shares after the expiration of applicable lock-up periods, or the perception that such sales will occur, could adversely affect the market price of our common shares.
On the Closing Date, we, the Peridot Class B Holders and the Li-Cycle Holders entered into the Investor Agreement. Pursuant to the Investor Agreement, the common shares held by Peridot Class B Holders and Li-Cycle Holders are subject to certain transfer restrictions until (i) with respect to the Peridot Class B Holders, the earliest of (a) one year after the Closing and (b) (x) the last consecutive trading day where the last reported sale price of the our common shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, or (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of its public shareholders having the right to exchange their common shares for cash, securities or other property, and (ii) with respect to the Li-Cycle Holders, 180 days following the Closing.
Sales of a substantial number of our common shares in the public market after the expiration of the applicable lock-up periods pursuant to the Investor Agreement, or the perception that such sales will occur, could adversely affect the market price of our common shares and make it difficult for us to raise funds through securities offerings.
 NYSE may delist our securities, which could limit investors’ ability to engage in transactions in our securities and subject us to additional trading restrictions.
Upon consummation of the Business Combination, our common shares and warrants became listed on the New York Stock Exchange. In order to list our common shares and warrants, we were required to meet the NYSE initial listing requirements. Although we were able to meet those initial listing requirements, we may be unable to maintain the listing of our securities in the future.
If NYSE were to delist our securities, we could face significant material adverse consequences, including:
•a limited availability of market quotations for our securities;
•a limited amount of news and analyst coverage for the Company; and
•a decreased ability to obtain capital or pursue acquisitions by issuing additional equity or convertible securities.
Because Li-Cycle has historically operated as a private company, we have limited experience complying with public company obligations and fulfilling these obligations is expensive and time consuming and may divert management’s attention from the day-to-day operation of our business.
As a privately held company, Li-Cycle was not required to comply with many corporate governance and financial reporting practices and policies required of publicly-traded companies. As a publicly traded company, we incur significant legal, accounting and other expenses that Li-Cycle was not required to incur in the recent past. These expenses will increase once we are no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and NYSE, have increased the costs and the time that must be devoted to compliance matters. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. Being a public company could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Being a public company could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.
For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of Peridot's public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of the shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. To the extent we choose not to use exemptions from various reporting requirements under the JOBS Act, or if we can no longer be classified as an “emerging growth company,” we expect to incur additional compliance costs, which will reduce our ability to operate profitably.
As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.
The Company is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act. For example, we are not required to file current reports on Form 8-K or quarterly reports on Form10-Q, we are exempt from the U.S. proxy rules which impose certain disclosure and procedural requirements for U.S. proxy solicitations and we will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. Accordingly, holders of the Company’s securities may receive less or different information about the Company than they may receive with respect to public companies incorporated in the United States.
In addition, as a “foreign private issuer” whose common shares are listed on NYSE, we are permitted to follow certain home country corporate governance practices in lieu of certain NYSE requirements.
We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States (including preparation of financial statements in accordance with U.S. GAAP). If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.
Failure to develop and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price.
Prior to the consummation of the Business Combination, Li-Cycle was not subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination and the transactions related thereto, the Company is required to comply with Section 404 of the Sarbanes-Oxley Act on the timeline described below, which requires, among other things, the Company to evaluate annually the effectiveness of its internal controls over financial reporting. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Li-Cycle prior to the Business Combination. Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”) requires that, beginning with the second annual report following the Business Combination, management assess and report annually on the effectiveness of internal control over financial reporting and identify any material weaknesses in internal control over financial reporting. Additionally, Section 404(b) requires the independent registered public accounting firm to issue an annual report that addresses the effectiveness of internal control over financial reporting. We expect our first Section 404(a) assessment will take place for our annual report for the year ending October 31, 2022 and our first Section 404(b) assessment will take place after we no longer qualify as an emerging growth company. Li-Cycle identified material weaknesses in its internal controls over financial reporting, see “Risk Factors — Risk Relating to Li-Cycle’s Business — If its remediation of such material weaknesses is not effective, or if it fails to develop and maintain a proper and effective internal control over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired".
Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to the Company following the Business Combination. If we are not able to implement the additional requirements of Section 404 in a timely manner as required or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our shares.
As an “emerging growth company,” the Company cannot be certain if the reduced disclosure and governance requirements applicable to “emerging growth companies” will make its shares less attractive to investors.
As an “emerging growth company,” the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to obtain an assessment of the effectiveness of its internal controls over financial reporting from its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, which the Company has elected to do.
We cannot predict if investors will find our shares less attractive because we will rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active market for our shares, our share price may be more volatile and the price at which our securities trade could be less than if we did not use these exemptions.
We expect to incur costs related to our internal control over financial reporting in the upcoming years to further improve our internal control environment. If we identify deficiencies in our internal controls over financial reporting or if we are unable to comply with the requirements applicable to us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. If this occurs, we also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, or express an adverse opinion, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our share price may be adversely affected.
We may issue additional shares or other equity securities without shareholder approval, which would dilute the ownership interests of existing shareholders in the Company and may depress the market price of our shares.
We may issue additional shares or other equity securities in the future in connection with, among other things, capital raises, future acquisitions, repayment of outstanding indebtedness or grants under the Company’s 2021 Incentive Award Plan (the “Incentive Plan”) without shareholder approval in a number of circumstances. In addition, pursuant to the terms of the Spring Creek Capital Convertible Note, we may issue common shares upon conversion or redemption of the Spring Creek Capital Convertible Note or pursuant to any other term of the Spring Creek Capital Convertible Note, including as a result of any of the PIK provisions of the Spring Creek Capital Convertible Note.
The issuance of additional shares or other equity securities could have one or more of the following effects:
•our existing shareholders’ proportionate ownership will decrease;
•the amount of cash available per share, including for payment of dividends in the future, may decrease;
•the relative voting strength of each previously outstanding share may be diminished; and
•the market price of our shares may decline.
Exercise of warrants by our warrantholders could result in dilution to our shareholders.
On December 27, 2021, Li-Cycle Holdings issued a notice of redemption indicating that it will be redeeming on January 26, 2022 (the "Redemption Date"), all of the outstanding warrants. At any time prior to 5:00 p.m. New York City time on the Redemption Date, the warrants may be: (1) exercised by holders for cash, at an exercise price of $11.50 per common share; or (ii) surrendered by holders on a “cashless basis” (a “Make-Whole Exercise”), in which case the surrendering holder will receive a number of common shares determined in accordance with the terms of the Warrant Agreement. On January 11, 2022, Li-Cycle Holdings issued a notice indicating that holders who surrender their warrants pursuant to a Make-Whole Exercise will be entitled to receive 0.253 common shares per warrant. In connection with the redemption of our warrants, 22,540,651 warrants were surrendered pursuant to a Make-Whole Exercise, resulting in the issuance of an additional 5,702,644 common shares. Sales of substantial numbers of such shares in the public market could depress the market price of our common shares.
The Company’s ability to meet expectations and projections in any research or reports published by securities or industry analysts, or a lack of coverage by securities or industry analysts, could result in a depressed market price and limited liquidity for its shares.
The trading market for the Company’s common shares will be influenced by the research and reports that industry or securities analysts may publish about it, its business, its market, or its competitors. If no securities or industry analysts commence coverage of the Company, its share price would likely be less than that which would be obtained if it had such coverage and the liquidity, or trading volume of its shares may be limited, making it more difficult for a shareholder to sell shares at an acceptable price or amount. If any analysts do cover the Company, their projections may vary widely and may not accurately predict the results it actually achieves. The Company’s share price may decline if its actual results do not match the projections of research analysts covering it. Similarly, if one or more of the analysts who write reports on the Company downgrades its shares or publishes inaccurate or unfavorable research about its business, its share price could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on it regularly, its share price or trading volume could decline.
The Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price, which could cause you to lose some or all of your investment.
The Company may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that could result in losses. Unexpected risks may arise and previously known risks may materialize. Even though these charges may be non-cash items and not have an immediate impact on the Company’s liquidity, the fact that it may report charges of this nature could contribute to negative market perceptions about the Company or its securities. In addition, charges of this nature may cause the Company to be unable to obtain future financing on favorable terms or at all.
The issuance of our common shares in connection with the conversion of the Spring Creek Capital Convertible Note would cause substantial dilution, and could materially affect the trading price of our common shares.
There is an aggregate principal amount of $100 million outstanding under the Spring Creek Capital Convertible Note. To the extent we or the holder of the Spring Creek Capital Convertible Note converts the Spring Creek Capital Convertible Note into our common shares, substantial amounts of our common shares will be issued. Such issuances could result in substantial decreases to our stock price and dilution to our existing shareholders.
The Company could be or may become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences.
It is possible that the Company could be classified as a “passive foreign investment company” or “PFIC” for U.S. federal income tax purposes, which would have adverse U.S. tax consequences for U.S. persons holding the Company’s common shares. Although the Company believes that it should not be classified as a PFIC for its current taxable year and does not expect to be so classified in the foreseeable future, whether the Company is a PFIC is a factual determination made annually, and the Company’s status will depend among other things upon changes in the composition and relative value of its gross receipts and assets. Because the market value of the Company’s assets (including for this purpose goodwill) may be measured in large part by the market price of the common shares, which is likely to fluctuate, no assurance can be given that the Company will not be a PFIC in the current year or in any future taxable year.
ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

General
Li-Cycle Holdings Corp. was incorporated on February 12, 2021 under the laws of the Province of Ontario, Canada as a corporation solely for the purpose of effectuating the Business Combination, which was consummated on August 10, 2021. It is governed by Articles of Amalgamation dated August 10, 2021.
Our principal executive office is located at 207 Queen’s Quay West, Suite 590, Toronto, Ontario, Canada and our phone number is (877) 542-9253. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, DE 19711.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at http://www.sec.gov.
Our principal website address is http://www.li-cycle.com. The information contained on our website does not form a part of, and is not incorporated by reference into, this annual report.

Business Combination
On August 10, 2021, Li-Cycle Corp., Li-Cycle Holdings Corp. (a wholly-owned subsidiary of Li-Cycle prior to the Business Combination) and Peridot Acquisition Corp. (“Peridot”) completed the Business Combination pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”). Pursuant to the Business Combination, Li-Cycle Corp. became a wholly-owned subsidiary of Li-Cycle Holdings.
Upon the closing of the Business Combination and a concurrent $315.5 million private placement of common shares (the “PIPE Financing”), the combined company received $581.9 million of gross transaction proceeds, before deduction of $29.6 million of Peridot's transaction costs and $27.0 million of Li-Cycle's transaction costs.

B. Business Overview
Shareholders should read this section in conjunction with the more detailed information about the Company contained in this annual report, including our audited financial statements and the other information appearing in the section entitled “Item 5. Operating and Financial Review and Prospects.”

Our Company
Li-Cycle is an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America. When we refer to ourselves as the leading lithium-ion battery recycler in North America, we are referring to our status based on installed permitted capacity for lithium-ion battery recycling measured in tonnes per year. Our proprietary “Spoke & Hub” recycling process is designed (a) at our Spokes, to process battery manufacturing scrap and end-of-life batteries to produce “black mass” and other intermediate products, and (b) at our Hubs, to process black mass to produce critical battery materials, including lithium carbonate, nickel sulphate and cobalt sulphate. Our process enables an up to 95% Recycling Efficiency Rate, as compared to what we believe to be a 50% traditional industry average. Unlike the traditional revenue model for recycling that relies primarily on waste or tipping fees, our operating model is focused on generating revenue from sales of the raw materials we produce.

Li-Cycle was founded in 2016 by our chief executive officer, Ajay Kochhar, and executive chair, Tim Johnston, with the mission of solving the global disposal problem for end-of-life lithium-ion batteries and battery manufacturing scrap while simultaneously creating a secondary source of critical battery materials. By providing an “urban mining” solution, Li-Cycle seeks to offer an alternative to raw materials sources through traditional global mining practices.

We pioneered what we believe to be an innovative and scalable metallurgical processing method with our IP-protected Spoke & Hub Technologies™. We expect to make a valuable contribution to the electric vehicle industry and the world’s transition to a circular economy by diverting end-of-life lithium-ion battery materials from landfill sites by offering an environmentally-friendly alternative to energy-intensive pyrometallurgical processing methods. We believe our production costs are on average lower than the mining and processing costs otherwise incurred by suppliers to produce these materials because we are able to produce multiple materials from a single process and because our process yields minimal waste and no displaced earth or tailings, as compared to traditional mining processes. By re-inserting critical materials back into the lithium-ion battery supply chain, we are able to effectively close the loop between the beginning and end-of-life manufacturing phases in both an environmentally and economically sustainable manner.

Lithium-ion batteries are increasingly powering products and solutions in a range of industries, including consumer electronics and electric vehicles. Our sources of recycling feed are derived primarily from three key sources: 1) battery manufacturing scrap; 2) damaged, defective, or recalled lithium-ion batteries; and 3) end-of-life lithium-ion batteries.

An overview of the industries in which lithium-ion batteries are utilized is set forth below:

Source: Expert Interviews, Secondary Research, and BIS Research Analysis

Our Strategy
Our goal is to be a leading global recycler of lithium-ion batteries and battery scrap and producer of key battery grade materials. Li-Cycle has developed a two-phased strategy, positioned to grow in lockstep with the electrification supply chain. In the first phase, Li-Cycle plans to expand its network in line with the manufacturing of lithium-ion batteries, by utilizing the resulting manufacturing scrap or yield loss as a key base-load of supply for Li-Cycle’s facilities. In the second phase, Li-Cycle plans to leverage the global network established predominantly on the basis of manufacturing scrap to position Li-Cycle as the leader for the processing of end-of-life lithium-ion batteries. We are executing on our plan to construct a network of Spokes located at regionally optimized locations that reduce safety risk and costs associated with battery transport to our Spokes. We further plan to construct centralized, large-scale Hubs to maximize economies of scale and efficiencies. Hub facilities will process an intermediate product (black mass) from our Spokes, as this is significantly easier and safer to transport than batteries.

We are evaluating additional global opportunities to scale our operations with a range of potential partners and expansion opportunities that may include acquisitions, joint ventures or other commercial arrangements in North America, Europe and Asia Pacific. We seek to partner with multiple customers in each geography in connection with supply and off-take arrangements. Near to mid-term, our current growth strategy is to focus on North America and Europe, aligning with leading global customer demand needs. We also expect to assess, including through discussions about timing and with potential customers, the potential for investments in the Asia Pacific region.

Our Industry
Li-Cycle is at the intersection of three broad and accelerating trends that we believe are key drivers for successful movement toward a zero-carbon economy: the electric vehicle revolution; sustainability with emphasis on a circular economy; and localized investments in battery production to establish and grow sustainable domestic supplies of strategic battery materials.
North America is emerging as an important region for the lithium-ion battery supply chain, as battery manufacturers and automotive OEMs increasingly establish operations in the region, which we expect to lead to increased quantities of battery manufacturing scrap and end-of-life batteries available for recycling. We estimate that the existing North American mega-factory capacity will grow from approximately 45 GWh in 2021 to >500 GWh in 2025. We also estimate that European mega-factory capacity will grow from 37 GWh in 2021 to more than 930 GWh by 2030. Our Spokes are strategically located near mega-factory locations, as illustrated in the chart below:

Our Integrated Spoke & Hub Technologies™
Li-Cycle’s operating model enables a circular loop in the EV battery value chain, as shown in the chart below:

Spoke
Shred
Hub
Refine
Precursor Production
Mining and Refining
Black Mass
Nickel Sulphate
Cobalt Sulphate
Lithium Carbonate
Manganese Carbonate
Graphite
Battery Collection and Logistics
Cathode Active Materials (CAM) Production
Yield Loss/ Manufacturing Scrap
End-Product Manufacturer
Cell and Pack Production

Under our two-part Spoke & Hub process, end-of-life batteries and battery-related waste are first shipped to Spoke locations, where the materials are mechanically processed into several intermediate products, including black mass. Black mass from several Spoke locations will be received at a Hub location and put through a hydrometallurgical (or “wet chemistry”) process to produce end products, such as nickel sulphate, cobalt sulphate and lithium carbonate, which can be sold back into the battery supply chain and used in the manufacturing of new lithium-ion batteries.
Utilizing our Hub & Spoke Technologies™, we are able to achieve a Recycling Efficiency Rate of up to 95%. Our two-stage battery recycling model enables our customers to benefit from a safe and environmentally friendly solution for recycling all types of lithium-ion batteries and lithium-ion battery materials.
We have a market-leading position in North America through our two operational Spokes in Kingston, Ontario, and Rochester, New York, and are currently developing our first commercial-scale Hub in Rochester, New York. We have also announced the development and construction of additional Spokes in Gilbert, Arizona and near Tuscaloosa, Alabama. Further, we have announced the development of a co-located Spoke with a strategic industry partner, Ultium Cells, LLC, in Warren, Ohio. We have also announced the development of our first two European Spokes, in Norway (through a joint venture with ECO STOR AS and Morrow Batteries AS) and in Germany.

Spokes
At our Spokes, batteries for recycling are broken down through a mechanical size reduction process known as shredding and separated into three “intermediate” product lines: black mass, mixed copper/aluminum and mixed plastics. Black mass is a powder-like substance, which contains a number of valuable metals, including nickel, cobalt and lithium. Based on the Product Recovery Percentage, more than 95% of the mass of batteries and battery scrap entering the recycling process is transformed through our Spokes into these intermediate products.
We intend to construct a global network of Spokes located at regionally optimized locations near sources of battery manufacturing scrap and end-of life batteries to reduce safety risk and costs associated with battery transport to our Spokes. We are strategically locating our Spokes close to our existing customers, and at the nexus of where we expect there will be continued growth of batteries and battery scrap available for recycling.

Hubs
At our Hub facilities, black mass from the Spokes will be separated through the hydrometallurgical circuit to produce individual raw materials with the purity levels required of raw materials to be used in battery production. The end products produced from black mass will include nickel sulphate, cobalt sulphate and lithium carbonate.
Our hydrometallurgical process is more efficient and more environmentally friendly than traditional pyrometallurgical processes, which involve volatizing or burning materials at high temperatures. Pyrometallurgical processes also have lower recovery rates, are carbon-intensive and generate harmful emissions. Accordingly, the hydrometallurgical process is expected to become the preferred approach to lithium-ion battery recycling among manufacturers who are focused on product stewardship and environmental sustainability.
We expect to construct and operate two types of Hubs. A ternary Hub, such as the Hub we are currently constructing in Rochester, New York, will process all types of black mass. A lithium ion phosphate (“LFP”) Hub will have the capacity to process all types of black mass, but will have dedicated capacity to process LFP black mass derived from LFP lithium-ion batteries, LFP lithium-ion battery materials, and LFP black mass to produce LFP cathode pertinent end-products (e.g., lithium carbonate). LFP lithium-ion batteries have historically been viewed by the market as more difficult to recycle than other lithium-ion batteries; we intend to address this deficiency by providing the industry the ability transform LFP-containing lithium-ion batteries into a valuable resource through our LFP Hubs.

Our Commercial Contracts
Battery Intake Sources
We have commercial contracts with leaders in the electric vehicle and lithium-ion battery ecosystem, including consumer electronics, manufacturing scrap, energy storage, and auto OEMs/transportation companies. Li-Cycle procures all aspects of lithium-ion battery material sources in the supply chain, including battery manufacturing scrap, battery recalls, and end-of-life batteries. We currently have over 85 suppliers of end-of-life lithium-ion batteries and battery manufacturing scrap, predominantly in North America, compared to 35 suppliers in fiscal year 2020. As the market for electric vehicles grows and drives increased manufacturing of lithium-ion batteries in North America, we anticipate higher supplier volumes of manufacturing scrap and increasing numbers of end-of-life EV batteries to be available for recycling by 2025 and 2030, respectively.
The chart below shows our battery supply intake sources in FY 2021:

Li-Cycle Battery Recycling Sources1

Battery Sources	FY2021A
Manufacturing Scrap	27%
Transportation – inclusive of damaged, defective and recalled lithium-ion batteries	54%
Energy Storage Systems	3%
Consumer Electronics	16%
Total	100%
i.Measured by weight of battery materials

Black Mass Offtake Agreement with Traxys
Li-Cycle has entered into a strategic global marketing relationship with Traxys, a company that provides financial and logistics solutions to the metals, mining and energy industries. As part of this relationship, Li-Cycle has entered into a Black Mass Marketing, Logistics and Working Capital Agreement with Traxys, covering 100% of its production of black mass, until such time as this material is integrated by Li-Cycle into the supply chain for Li-Cycle’s Hubs. Traxys earns marketing fees under the agreement, based on the final sales price of the black mass sold by Traxys to its third-party customers, as well as interest on provisional payments made from Traxys to Li-Cycle. Prices are based on index pricing for the nickel and cobalt contained in the black mass.

Refined Products Offtake Agreement with Traxys
Li-Cycle has also entered into a Refined Products Marketing, Logistics and Working Capital Agreement with Traxys, covering 100% of its production of certain end products from the Rochester Hub, consisting of nickel sulphate, cobalt sulphate, lithium carbonate, manganese carbonate and graphite concentrate. The Hub products agreement extends for a term expiring seven years after the achievement of certain commercial production milestones at the Rochester Hub, and is therefore expected to extend to 2030. Traxys earns marketing fees under the agreement, based on the final sales price of the black mass sold by Traxys to its third-party customers, as well as interest on provisional payments made from Traxys to Li-Cycle. Prices are based on index pricing for the relevant products, adjusted for the product form (e.g., adjusted to reflect the pricing for the premium battery grade nickel sulphate form, relative to the relevant index pricing which is for nickel metal). Commercial terms between Traxys and its third-party customers are arranged in advance, transparent to Li-Cycle and based on the commodity prices for the metals contained in the Li-Cycle products.

When the Rochester Hub commences commercial production, Li-Cycle expects that sales of refined products through Traxys will represent the significant majority of its revenues.
Pursuant to Li-Cycle’s strategic global marketing relationship with Traxys, Li-Cycle and Traxys are parties to a side agreement which provides that, should Li-Cycle seek to develop additional Hubs, Li-Cycle will notify Traxys and the parties will use good faith efforts to negotiate and enter into future marketing, logistics and working capital agreements covering those additional facilities.
Li-Cycle intends to seek customers to purchase the copper sulphide, sodium sulphate and gypsum produced by the Rochester Hub (which are not covered by the Traxys contract).
Other Notable Agreements
Li-Cycle has entered into agreements with third party purchasers for other intermediate products produced at the Spokes, including mixed copper/aluminum and plastics. Li-Cycle sells mixed copper/aluminum products to Glencore, an Anglo-Swiss multinational commodity trading and mining company. Li-Cycle sold black mass to Glencore until 2021, when existing commitments were satisfied.
Our Competitive Strengths

Customer-Centric Solutions Provider
We provide sustainable and customer-centric solutions for each of our customers’ battery recycling needs. We provide the support necessary along each step of the process to ensure that our customers’ battery recycling experience is handled in a manner that is safe, professional, and economically viable. In particular,
•we work closely with a reliable network of logistics partners to support customers in transporting their batteries to our facilities;
•we offer our customers a home for the secure destruction of materials containing IP-sensitive design information, such as research and development batteries and battery materials. We have adopted procedures to protect the privacy and confidentiality of our customers’ trade secrets; and
•in addition to providing advice on packaging and support with procurement, we provide spare battery storage, manage comprehensive battery replacement campaigns and customize programs and services to individual customers’ needs.

IP Protected Proprietary and Innovative Technology
We have established proprietary technology that we believe sets us apart from competitors because our technology has the ability to respond to changes in battery chemistries and adapt to change in inputs to the battery recycling process. Our process produces the fundamental building blocks of lithium-ion batteries — cathode precursor input chemicals, cathode input chemicals and raw materials that can be reused in batteries or the broader economy. By contrast, competitive emerging technologies such as cathode-to-cathode recycling produce end-products have a higher risk of obsolescence due to continuous cathode technology advancement.

Leading Environmental Footprint
Due to our high recovery rates and sustainable, environmentally-friendly processes, we believe we are well-positioned to comply with heightened regulations applicable to us across the globe.
Unlike conventional pyrometallurgy processes, our hydrometallurgical process is designed for “best in class” environmental performance, with little to no solid waste streams to landfill, zero wastewater discharge, and relatively low air emissions. This has been a competitive advantage in terms of conforming to the requirements for municipal, state, and federal permitting processes associated with the development of our Spokes and Hub, as well as meeting our customers’ mandates for quality and sustainability.
In 2021, Li-Cycle received the 2021 Big Innovation Award presented by Business Intelligence Group, and it was named to the World Circular Economy Forum’s list of Circular Economy Solutions Inspiring the World. In addition, for three years in a row (2020, 2021 and 2022), Li-Cycle was named as a Global Cleantech 100 Company by the Cleantech Group and was also a finalist in the 10th Annual Business Green Leaders Awards.

Minimal Human Operating Risk
Unlike smelting, thermal pre-treatment refining, or cathode-to-cathode processes, our processes have minimal human operating risk. Our Spokes can safely process lithium-ion batteries at any state of charge, without any manual sorting, discharging, or dismantling required. As a result, our Spokes reduce the size of battery mass through an automated process, minimizing human operating risk.

Superior Recycling Recovery Rates and More Economical Supplier
Our wet-chemistry method is able to extract valuable battery-grade chemicals from black mass that are directly re-usable in the manufacturing of new battery technologies. In the short term, this increases the value that we derive from battery manufacturing scrap as well as end-of-life batteries and reduces waste.

We expect our production costs on average to be lower than the mining and processing costs otherwise incurred by suppliers to produce these materials because we are able to produce multiple materials from a single process that yields minimal waste and no displaced earth or tailings, as compared to traditional mining processes.

Established Strategic Partnerships with Key Global Players
We believe that the investment and strategic alliances we have established represent a strong validation of our business model by leading global strategic players in the lithium-ion battery materials space, as described below:

Koch Strategic Platforms (“KSP”)
KSP, a subsidiary of Koch Investments Group, through its affiliate, Spring Creek Capital, LLC, has invested $100 million in Li-Cycle pursuant to a convertible note to support the Company’s growth opportunities in North America, Europe and Asia Pacific. We believe this strategic investment by KSP will provide Li-Cycle with access to key industry expertise across the broader Koch Industries ecosystem. Li-Cycle has engaged Koch Engineered Solutions (“KES”) which provides engineering, procurement, and construction services, to construct, test, and ship the Company’s Norway Spoke. Li-Cycle and KES are exploring commercial opportunities to support the global deployment of incremental Spoke facilities and to enhance execution and operational readiness for the Rochester Hub.

LG Chem (“LGC”) and LG Energy Solution (“LGES”)
In December 2021, Li-Cycle, LGC and LGES entered into a manufacturing scrap supply and nickel sulphate off-take agreement non-binding letter of intent. With this proposed collaboration, LGES and Li-Cycle intend to cooperate on recycling lithium-ion battery scrap and certain other lithium-ion battery materials to create a closed-loop ecosystem.
Subject to entering into of definitive commercial agreements for such collaboration by March 13, 2022, LGC and LGES together will make a $50 million equity investment in Li-Cycle. Upon the execution of the definitive agreements, Li-Cycle, through its end-product off-take partner for the Rochester Hub, Traxys North America LLC, will sell 20,000 tonnes of nickel contained in nickel sulphate produced by Li-Cycle to LGC and LGES over 10 years, beginning in 2023.

Ultium Cells (Joint Venture of General Motors and LGES)
In May 2021, we entered into a multi-year agreement with Ultium Cells LLC (“Ultium”), a joint venture of General Motors and LGES, to recycle up to 100% of the scrap generated by battery cell manufacturing at Ultium’s Warren, Ohio mega-factory. In January 2022, we announced that we would be co-locating a new Spoke facility on-site at the mega-factory, to enhance our ability to serve Ultium’s recycling needs and reduce the costs associated with moving and handling the battery manufacturing scrap materials.

Well Positioned for Governmental “Green” Financing Partnerships
With the emergence of government initiatives to accelerate the development of the circular economy and EV adoption, significant programs are underway to secure critical material supply from domestic sources. With our first mover technology and environmental advantages, we believe we are well positioned to explore various green financing opportunities from government or financial institutions supporting cleantech infrastructure in North America.
Li-Cycle has historically built strong relationships with various government agencies. During 2021, Li-Cycle entered into a non-binding letter of intent with Export Development Canada (EDC). Additionally, we believe Li-Cycle could be eligible for loan support from the US Department of Energy (DOE) as part of the bipartisan infrastructure bill, which provides for a $3 billion grant program to support the development of domestic and North America battery manufacturing, including battery recycling.

Intellectual Property
Research and Development
Our highly experienced technical team is continuously engaged in research and development (“R&D”) efforts to expand the scope of our processing capacities and drive other process improvements.
R&D work continues in support of our Spoke facilities, specifically focused on optimizing their operating parameters. For example, certain of our Spokes are being engineered to process entire vehicles battery packs, without dismantling, while other Spokes will focus on processing manufacturing scrap. With respect to our Hub facilities, we also continue to develop and evaluate new concepts with an eye to the future, including processing nickel metal hydride, LFP and solid-state batteries.

Patents

Li-Cycle has a total of 25 pending utility patent applications and issued utility patents, grouped into six patent families based on common priority details, which cover aspects of Li-Cycle’s innovative technologies and include issued patents or pending patent applications in Australia, Canada, China, Europe, Hong Kong, Japan, South Korea, United States and the World Intellectual Property Office. These applications and patents have filing dates between 2018 and 2021, and therefore will expire between 2038 and 2041.
All patents and patent applications are 100% owned by Li-Cycle.

Our Vision, Mission and Commitment to Environmental, Social and Governance Leadership
Our vision is to be the world’s most sustainable, vertically-integrated and globally pre-eminent lithium-ion battery recycling and resource recovery company. Our mission is: (i) to provide sustainable and safe customer-centric solutions and technology to solve the global end-of-life lithium-ion battery challenge, and (ii) to meet the rapidly growing demand for critical lithium-ion battery materials
By supporting the lithium-ion battery materials supply chain with an innovative recycling solution, we believe we are contributing to the global “green energy” transition and the movement toward a zero-carbon economy. We believe that environmental, social and governance (“ESG”) leadership is important to the success of our business model and intend to develop corporate policies and business practices to support these values.

Our Focus on Quality and Sustainability
We have instituted an Integrated Business Policy to guide our actions on health and safety, environmental and quality practices.
Our Kingston, Ontario and Rochester, New York sites are registered to ISO (“International Standards Organization”) 9001 quality standards, ISO 14001 environmental standards, ISO 45001 occupational health & safety standards and the Responsible Recycling (“R2”) electronics recycling standard. Our corporate headquarters location in Toronto, Ontario has not been registered to these standards, given that no direct recycling operations are conducted at this location.
We prioritize the safety of our employees, suppliers, contractors and visitors. We aim for a “zero-harm” workplace and ensure compliance with all applicable occupation health and safety laws, regulations and standards in the jurisdictions in which we operate. We provide training to our employees on quality, health and safety and environmental and R2 requirements. We also ensure that our equipment is equipped with safety instructions, allot the time to practice emergency procedures and expect our managers and employees to maintain clean and well-organized facilities.

Regulatory Landscape
There has been an increase in battery regulation globally in recent years. For example, in the United States, California is evaluating a policy to drive Recycling Efficiency Rates as close to 100% as possible, potentially beginning as early as 2022. In Canada, Ontario requires Recycling Efficiency Rates for lithium-ion batteries of over 70% by 2023. China has required functional material recovery rates greater than 80% since 2018, with specific targets by key materials (nickel, cobalt, and lithium). The European Union proposes to update its EU Battery Directive during 2021 to implement more aggressive recycling targets, including minimum material recovery rates of 90% for both cobalt and nickel by 2025 (also a potential ‘high level of ambition’ mandate for at least a 95% material recovery rate for both cobalt and nickel by 2030; this is being discussed as part of the proposed regulation), a minimum recovery rate of 35% for lithium by 2025 (also a potential ‘high level of ambition’ mandate for at least a 70% material recovery rate for lithium by 2030; this is being discussed as part of the proposed regulation), and a Recycling Efficiency Rate of least 65% by 2025 (also includes a potential ‘high level of ambition’ mandate for a Recycling Efficiency Rate of at least 70% by 2030; this is being discussed as part of the proposed regulation).

We believe Li-Cycle is well-positioned to comply with heightened battery regulations across the globe. Li-Cycle holds all licenses currently required in connection with its technologies and operations. Li-Cycle has engaged a third-party consultant to provide support with permitting and regulatory compliance across all Li-Cycle products, and to update Li-Cycle regularly regarding legal and regulatory developments applicable to its business.

While competitors face challenges adapting to increasingly stringent environmental regulations, Li-Cycle’s technologies are sustainable and attractive to a growing number of ESG-focused clients. Li-Cycle’s scalable, sustainable, safe and patented Spoke & Hub Technologies™ enable an up to 95% Spoke Recycling Efficiency Rate, produce minimal solid waste or wastewater, zero impact air emissions, and use far less energy than any other existing solution. By contrast, other hydrometallurgical technologies often have significant water emissions and solid waste streams, while smelting or thermal processing typically involves the burning of lithium-ion batteries that produces toxic emissions in the off-gas. The emissions caused by competitor methods present regulatory compliance challenges and complicate facility permitting. We believe that this provides a significant opportunity for Li-Cycle with a truly differentiated hydrometallurgical process.

Government mandates also continue to drive increased infrastructure spending and funding availability for the battery supply chain. In the United States, the Biden Administration announced it will make a $2 trillion investment in infrastructure, including investments in the clean energy economy.
Legal Proceedings
We are not currently party to any legal proceedings, but we could be involved in various litigation and regulatory proceedings arising in the normal course of business in the future. Where it is determined, in consultation with counsel based on litigation and settlement risks, that a loss is both probable and estimable, we establish an accrual. We expect that we may not be able to predict with certainty the outcome of any litigation or the potential for future litigation. We expect to continuously monitor any proceedings as they develop and adjust any accrual or disclosure as needed. Regardless of the outcome, litigation could have an adverse impact on us due to defense costs, diversion of management resources and other factors, and it could have a material effect on our results of operations for a given reporting period.

C. Organizational Structure
The following diagram depicts the organizational structure of the Company as of the date of this annual report.

D. Property, Plants and Equipment

Spokes

Li-Cycle opened its first pilot facility in Canada in 2017, which had a recycling capacity of 50 tonnes of lithium-ion battery equivalent feed per year. In 2018, it launched its first Spoke and Hub demonstration facility in Kingston, Ontario. Li-Cycle commissioned its first commercial Spoke facility in 2019 in Kingston, Ontario, with a recycling capacity of 2,500 tonnes per year, and upgraded this facility to 5,000 tonnes per year in 2020. In late 2020, Li-Cycle opened a second commercial Spoke facility with a recycling capacity of 5,000 tonnes per year, in Rochester, New York.
In the first quarter of 2021, Li-Cycle announced the development and construction of the Arizona Spoke, and in the fourth quarter of 2021, Li-Cycle announced the development of the Alabama Spoke. Each of these Spokes will have a recycling capacity of 10,000 tonnes per year.
On January 26, 2022, Li-Cycle announced that it has formed a joint venture with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) through which it will construct a new commercial lithium-ion battery recycling facility in southern Norway (the "Norway Spoke"). Li-Cycle will be the majority owner of the joint venture, with ECO STOR and Morrow being minority owners and Nordic-headquartered strategic partners. Once constructed, the Norway Spoke will be Li-Cycle’s first recycling facility outside of North America and is expected to have a recycling capacity of 10,000 tonnes of lithium-ion batteries per year, including but not limited to battery manufacturing scrap, full EV packs, and energy storage systems. The facility is expected to be operational in early 2023.
On January 27, 2022, Li-Cycle announced the development of the Ohio Spoke at Ultium Cells LLC's ("Ultium") battery cell manufacturing mega-factory in Warren, Ohio. The Ohio Spoke is expected to be operational in early 2023. Once completed, we expect the Ohio Spoke to have a recycling capacity of 15,000 tonnes per year.
On January 27, 2022 Li-Cycle also announced the development of a second European Spoke in Germany. The Germany Spoke is expected to have a recycling capacity of 10,000 tonnes per year, and is expected to be operational by early 2023.
The following table depicts the expected recycling capacity and expected timing for each of our Spoke Capital Projects.
Rochester Hub

Li-Cycle’s first revenue-generating Hub will be located in Rochester, New York, and is currently in the project execution phase. The location for the Rochester Hub was specifically selected due to the nature of the infrastructure available at the site, including utilities, logistics, and other physical infrastructure. Li-Cycle’s Spoke facilities in North America, which take in end-of-life batteries and battery production scrap in order to produce black mass, will be the primary suppliers of feedstock for the Rochester Hub.
Li-Cycle completed a definitive feasibility study with respect to the Rochester Hub in December 2021. Based on the definitive feasibility study, Li-Cycle expects the Rochester Hub will have the nameplate input capacity to process 35,000 tonnes of black mass annually (equivalent to approximately 90,000 tonnes of lithium-ion battery equivalent feed annually). This represents an increase in nameplate input processing capacity of approximately 40% as compared to the pre-feasibility study completed by the Company in June 2020. With its increased capacity, the Rochester Hub will be able to process battery material that is equivalent to approximately 225,000 electric vehicles per year.
Key design and cost changes to the Rochester Hub relative to the June 2020 pre-feasibility study largely include, but are not limited to: (1) higher material costs due to increased size and supply chain inflationary impacts; (2) scope alterations responding to contracted feed supplies and implementing best-in-class environmental practices; and (3) up-sizing of nameplate output capacity, resulting in expected output capacity of approximately 42,000 to 48,000 tonnes per annum of nickel sulphate, 7,500 to 8,500 tonnes per annum of lithium carbonate and 6,500 to 7,500 tonnes per annum of cobalt sulphate (being 250% and 160% higher and approximately 65% lower, respectively, as compared to the pre-feasibility study). Li-Cycle estimates that the Rochester Hub will require a total capital investment of approximately $485 million (+/-15%), based on the results of the definitive feasibility study, which can be funded from existing balance sheet cash. Li-Cycle also expects to explore various opportunities to optimize its capital structure, for example, with potential credit from government-related institutions.

Li-Cycle has engaged Hatch Ltd. as its engineering, procurement and construction management contractor for the project and is in the process of selecting its general contractor. Procurement has commenced on long-lead items and the Company has obtained firm-price competitive quotes for 80% of the required equipment for the Rochester Hub. Li-Cycle commenced construction on the Rochester Hub in January 2022 and is on the path to reach mechanical completion, commissioning and start-up in 2023, subject to the receipt of remaining regulatory and other approvals. Li-Cycle expects that the Rochester Hub will result in over 200 additional employment positions at its operations. As of October 31, 2021, Li-Cycle had spent approximately $13.4 million on definitive engineering, pre-feasibility, and definitive feasibility studies, equipment procurement and jointly-related expenditures.
The anticipated principal regulatory and other approvals required to develop and construct the Rochester Hub consist of: a special use permit, site plan approval, subdivision approval and special permit and area variance for hazardous material storage tanks from the Town of Greece, New York, including the related New York State Environmental Quality Review Act (“SEQRA”) process; and permits for air emissions, storm water discharge and chemical bulk storage granted by the New York State Department of Environmental Conservation. The SEQRA process was completed in November 2021, and the Town of Greece’s various boards have granted the Rochester Hub a special use permit, site plan approval, and special permit and area variance for hazardous material storage tanks, all subject to certain conditions.

Leases

We lease the following properties as of January 30, 2022:

				Lease period
Country	Location	Gross Floor Area (square foot)	Use	Start	End
Canada	Millhaven, Ontario	46,639	Construction of new spokes	7/1/2021	6/30/2024
Canada	Toronto, Ontario	31,762	Office	6/1/2021	5/31/2031
United States of America	Cottondale, Alabama	120,000	Storage	11/1/2021	12/31/2023
United States of America	North Port, Alabama	108,469	Plant	4/1/2022	3/31/2042
United States of America	Gilbert, Arizona	138,949	Plant	10/1/2021	2/28/2032
United States of America	Mesa, Arizona	69,016	Storage	9/1/2021	11/30/2026
United States of America	Greece, New York	63,901	Plant	7/1/2019	6/30/2029
United States of America	Webster, New York	37,231	Storage	4/1/2020	3/31/2025
United States of America	Rochester, New York	2,309,000	Land	12/1/2021	11/30/2041
United States of America	Rochester, New York	98,500	Storage	11/1/2021	12/31/2022
We own the following properties as of January 30, 2022:

Country	Location	Gross Floor Area (square foot)	Use
Canada	Kingston, Ontario	1,307,000	Land

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The Management's discussion and analysis of the Company are included in this Annual Report in exhibit 99.3.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.     Directors and Senior Management
The following table sets forth our current directors and executive officers:

Directors and Executive Officers	Age	Position/Title
Ajay Kochhar	30	Director and President and Chief Executive Officer
Tim Johnston	36	Director and Executive Chairman
Mark Wellings	58	Director
Rick Findlay	64	Director
Anthony Tse	51	Director
Alan Levande	65	Director
Scott Prochazka	55	Director
Bruce MacInnis	63	Chief Financial Officer (until January 31, 2022)
Debbie Simpson	55	Chief Financial Officer (as of February 1, 2022)
Kunal Phalpher	38	Chief Strategy Officer
Chris Biederman	36	Chief Technology Officer
Carl DeLuca	54	General Counsel and Corporate Secretary
Lauren Choate	63	Chief People Officer
Richard Storrie	55	Regional President, Americas
Dawei Li	39	Regional President, APAC
The business address for each of the Company’s directors and executive officers is 207 Queen’s Quay West, Suite 590, Toronto, ON, M5J 1A7, Canada.
Biographical information concerning our directors and executive officers listed above is set forth below.
Ajay Kochhar
Ajay Kochhar has served as our President and Chief Executive Officer, Co-Founder, and a director since the consummation of the Business Combination on August 10, 2021. Before founding Li-Cycle, Mr. Kochhar gained extensive technology and project development experience through progressive roles with Hatch’s industrial cleantech and advisory practices. While working in that space, he garnered in-depth engineering and project management experience through clean technology development in the lithium, cobalt, nickel, copper, gold, lead, zinc, molybdenum, and rare earth metals industries. His technical expertise spans the entire project lifecycle, from conceptual and pre-feasibility study to construction and commissioning. Mr. Kochhar is a graduate of the University of Toronto and holds a Bachelor of Applied Science (BASc) in Chemical Engineering.
Tim Johnston
Tim Johnston has served as our Co-Founder and Executive Chairman since the consummation of the Business Combination on August 10, 2021. With more than 15 years of experience, Mr. Johnston has overseen the development and operation of batteries, metals, industrial minerals and large infrastructure assets. In addition to co-founding Li-Cycle, Mr. Johnston served as a director and the chief executive officer of Desert Lion Energy Inc. (“Desert Lion”), a lithium exploration and development company whose securities were listed on the TSX Venture Exchange (the “TSX-V”),from February 2018 to July 2019, when Desert Lion was sold to a third party. In mid-2019,the TSX-V initiated a review of the Desert Lion senior management team, including Mr. Johnston, to assess their suitability to act as directors or officers of a listed issuer as a result of certain incorrect statements and omissions made by Desert Lion in its press releases for a financing transaction and its listing application with the TSX-V for approval of the issuance of shares in connection with such transaction. On May 11, 2020, the TSX-V made a procedural determination that requires Mr. Johnston to make a written application to and obtain the prior written acceptance from the Compliance & Disclosure Department of the TSX-V for any proposed involvement by Mr. Johnston as a director or officer of (or to perform similar functions for) any TSX-V-listed issuer. The TSX-V has subsequently publicly stated that it has not reached any conclusions regarding the suitability of Mr. Johnston to be a director or officer of a TSX-V listed company in the future.
Prior to Desert Lion, Mr. Johnston worked as a Senior Consultant for Hatch, specializing in project management and transactional analysis for their global lithium business. While there, Mr. Johnston managed the development of projects across the lithium-ion battery value chain for companies such as SQM, Rockwood Lithium (Albemarle), Bacanora Minerals, AMG-NV, Rio Tinto, Galaxy Resources, and other key developers. Mr. Johnston is also the Co-Founder and Director of Li-Metal Corp. (LIM:CN), a Director of Lacero Solutions Inc., an Investment Committee Member of Blue Horizon Capital and an Advisory Board Member of 5E Advanced Materials in Australia. A graduate of the University of Queensland’s Mechanical Engineering Program, Mr. Johnston is a chartered professional engineer and CFA charter holder.
Mark Wellings
Mark Wellings has served as a director of the Company since the consummation of the Business Combination on August 10, 2021. Mr. Wellings is a finance professional with over 30 years international experience in both the mining industry and mining finance sector. Mr. Wellings initially worked in the mining industry both in Canada and Australia in exploration, development and production capacities. He then joined the investment dealer GMP Securities L.P. where he co-founded the firm’s corporate finance mining practice. During over 18 years at GMP Securities L.P., Mr. Wellings was responsible for, and advised on, some of the Canadian mining industry’s largest transactions, both in equity financing and mergers and acquisitions. Since then he has been appointed to several public and private boards and is also the Co-Chairman of Lithium Royalties Corp., the Chairman of Adventus Mining Corp., the Chairman of Superior Gold Inc. and a director of Li-Metal Corp. Mr. Wellings is a Professional Engineer and holds a Master of Business Administration degree and a Bachelor of Applied Science degree in Geological Engineering.
Rick Findlay
Rick Findlay has served as a director of the Company since the consummation of the Business Combination on August 10, 2021. Mr. Findlay has been consulting in the environment and recycling sectors for over 25 years across Canada and internationally. This has included strategy, organization design, processing design, technology development, and financial management. From 2012 to 2014 he was Director of Oversight and Operations for the Province of Ontario’s waste diversion programs, including batteries. Mr. Findlay is currently chief executive officer of LINC it, a firm that focuses on scaling up clean technology ventures. He has previously started a few other firms, two being in environmental management and medical technology. He also co-founded and built an international consulting firm, PSTG Consulting, advising small to global companies across a variety of sectors, and local to national governments. Mr. Findlay is a Certified Management Consultant, with a Bachelor in Industrial Engineering and a Master of Business Administration.
Anthony Tse
Anthony Tse has served as a director of the Company since the consummation of the Business Combination on August 10, 2021. Mr. Tse has over 25 years of corporate private and public company experience in numerous high-growth industries such as technology, media and telecoms, as well as resource and commodities. This has predominantly been in senior management, corporate finance, capital markets and mergers and acquisitions roles across Greater China and the Asia Pacific region. His previous senior roles include various positions in News Corporation’s STAR TV, the deputy general manager of TOM Online, Director of Corporate Development at Hutchison Whampoa’s TOM Group, President of China Entertainment Television (a joint venture between TOM and Time Warner), and chief executive officer of CSN Corp. He is currently executive director of Galaxy Resources Limited, a leading ASX-listed lithium producer, with diversified assets across three continents in Australia, Argentina and Canada, serving key customers in China, Japan and Korea. He joined the board of directors at Galaxy Resources Limited in 2010 and from June 2013 to July 2019, served as the managing director and chief executive officer during the corporate turnaround and growth stage of the company, which involved restructuring of over $500 million of debt restructuring and refinancing, as well as asset divestments. Mr. Tse is also a Director of Li-Metal Corp.
Alan Levande
Alan Levande has served as a director of the Company since the consummation of the Business Combination on August 10, 2021. Mr. Levande was Peridot’s Chairman and Chief Executive Officer since August 2020. Mr. Levande also served as Vice Chairman of Peridot Acquisition Corp. II. Mr. Levande is a

career energy executive with broad experience across the power, utilities, renewables, midstream and upstream value chains. Most recently, Mr. Levande was Co-Chief Executive Officer of Covey Park Energy LLC, a natural gas company that was acquired for $2.2 billion in 2019 by a public company, from June 2013 to July 2019. Previously, Mr. Levande was a Co-Founder and Senior Managing Director at Tenaska Capital Management LLC, a $4 billion private equity manager focused on investments in the power and energy sectors, from 2003 to 2012. Mr. Levande began his career in energy investment banking, where he spent 20 years with Goldman Sachs and Salomon Brothers covering power, utilities, renewables and natural resources. In all of Mr. Levande’s prior roles, Mr. Levande was actively involved in sourcing and executing large-scale, complex mergers and acquisitions. Mr. Levande received his B.S. and M.B.A. from The Wharton School of The University of Pennsylvania.

Scott Prochazka
Scott Prochazka has served as a director of the Company since the consummation of the Business Combination on August 10, 2021. Mr. Prochazka most recently served as the President and Chief Executive Officer and a director of CenterPoint Energy, an NYSE-listed, Fortune 500 energy delivery company with electric transmission and distribution, power generation and natural gas distribution operations (“CenterPoint”) from January 1, 2014 to February 20, 2020. Prior to that role, Mr. Prochazka held several positions at CenterPoint since 2011, including Executive Vice President, Chief Operating Officer and Senior Vice President and Division President, Electric Operations. Mr. Prochazka was a director of Peridot Acquisition Corp. II. Mr. Prochazka received his B.S. in Chemical Engineering from the University of Texas in Austin.

Bruce MacInnis
Bruce MacInnis has served as our Chief Financial Officer since the consummation of the Business Combination on August 10, 2021. Mr. MacInnis has 40 years of financial experience that includes raising capital for emerging technology companies, both publicly traded and privately held, as well as robust experience as the chief financial officer for multiple technology companies. Over the past four decades, Mr. MacInnis has participated in successfully ensuring numerous companies are listed on the Toronto Stock Exchange and NASDAQ, while also completing several cross-border mergers and acquisitions transactions. In previous roles with public companies such as Redline Communications, Inc., Bioscrypt Inc., and Certicom Corp., he has overseen the management of numerous functional business areas that have included intellectual property law, compliance, and manufacturing and operations. With comprehensive expertise in establishing financial reporting and disclosure infrastructures that are often required of public companies, Mr. MacInnis has aptly led the implementation of sound internal controls and corporate governance procedures throughout his career. A graduate of the University of Toronto, Mr. MacInnis has a Bachelor of Commerce degree and holds both the Chartered Accountant (CA) and Chartered Professional Accountant (CPA) designations.
Mr. MacInnis will retire on January 31, 2022.

Debbie Simpson

    Effective February 1, 2022, Debbie Simpson will lead the Li-Cycle finance function as Chief Financial Officer in support of the company’s growth and international expansion plans. With more than 30 years of finance and public company experience, Ms. Simpson is an accomplished senior executive with experience in financial and strategic leadership, capital funding, and mergers and acquisitions.

Prior to joining Li-Cycle, Ms. Simpson served as Chief Financial Officer of Maple Leaf Foods Inc., a carbon neutral, sustainable, protein company with revenues of approximately $4 billion and over 13,000 employees. Before that, she was Vice President and Treasurer of Vincor International Inc., a leading global producer and distributor of wines, with operations across several countries.

Before moving to Canada in 2000, Ms. Simpson lived and worked in Scotland. She began her career with Ernst & Young and obtained her professional accounting designation from the Institute of Chartered Accountants of Scotland. Ms. Simpson holds a Bachelor of Arts (Honours) degree in Accountancy and a Master of Science in Accountancy and Finance from the University of Stirling, Scotland. She is a passionate advocate for advancing women, with a focus on women’s health and education, and volunteers her time as the Board Chair of Women’s College Hospital Foundation and the Board Chair of Havergal College. Ms. Simpson is also a Board member and the Audit Committee Chair for Shearer’s Foods, an OTPP portfolio company.

Kunal Phalpher
Kunal Phalpher has served as our Chief Strategy Officer since November 1, 2021. Mr. Phalpher previously served as the Chief Commercial Officer of the Company since the consummation of the Business Combination on August 10, 2021. Mr. Phalpher initially joined Li-Cycle in 2017 and became the Chief Commercial Officer of Li-Cycle in 2018. With nearly 15 years of work experience, Kunal brings extensive international expertise in the lithium-ion battery and renewable energy sectors to his current role. Prior to joining the Li-Cycle team, Mr. Phalpher worked for a residential solar company as the Director of Product Development and was the Director of Business Development for a lithium-ion battery manufacturer, both in Toronto, Canada. He spent several years working in Germany in the cleantech sector. A University of Toronto graduate, Mr. Phalpher possesses a Bachelor of Applied Sciences in Electrical Engineering and also holds a Master of Business Administration from the Rotman School of Management.
Chris Biederman
Chris Biederman has served as our Chief Technical Officer of the Company since the consummation of the Business Combination on August 10, 2021. Mr. Biederman joined Li-Cycle in 2020 as the Chief Process Engineer before being promoted to Chief Technical Officer. Mr. Biederman is a professional engineer with 15 years of process engineering experience. Mr. Biederman brings extensive expertise to his current role, having acted as Lead Process Engineer for numerous large and small EPCM projects in the mining industry. He has experience working on greenfield and brownfield projects and overseeing bench-scale and pilot-scale testing. Mr. Biederman is also a skilled project manager with a robust history leading multi- disciplinary engineering teams and delivering successful projects. Previous to his role with Li-Cycle, he spent time at Hatch as a Senior Engineer and Technology Commercialization Portfolio Manager; he is also the Founder and Managing Director of Biederman Engineering. Mr. Biederman is a graduate of the University of Waterloo’s Chemical Engineering program and is a registered engineer with the Professional Engineers of Ontario.
Carl DeLuca
Carl DeLuca has served as General Counsel and Corporate Secretary of the Company since the consummation of the Business Combination on August 10, 2021. Mr. DeLuca joined Li-Cycle in 2021. Mr. DeLuca brings over 25 years of legal and public company experience to the Company, with a track record of successfully executing business-critical transactions and leading organizational change. Prior to joining Li-Cycle, Mr. DeLuca served as General Counsel and Corporate Secretary for Detour Gold Corporation, a TSX-listed gold producer. Previously, Mr. DeLuca held various roles at Vale S.A.’s global base metal business, including Head of Legal for North American & U.K. Operations. His experience at Vale included advising on international M&A and joint ventures, capital projects, and commercial transactions. Mr. DeLuca started his career in private practice, in Toronto and New York. Mr. DeLuca holds his LL.B. from the University of Windsor, an H.B.A. from the Ivey School of Business at Western University, and a B.A. from Huron University College.
Lauren Choate
Lauren Choate has served as Chief People Officer of the Company since the consummation of the Business Combination on August 10, 2021. Ms. Choate joined Li-Cycle in 2021. She brings over 25 years of experience across a variety of industries as a global people operations leader and has been a change agent for complex corporate challenges balancing the people strategy in partnership with business opportunities. Prior to joining Li-Cycle, Ms. Choate led the human resources function for Kärcher North America, a subsidiary of a $2.8 billion global cleaning technology solutions company headquartered in Germany. Prior to Kärcher North America, she served as the Senior Director, Learning & Organizational Development at IHS. Ms. Choate holds her MBA from the Weatherhead School of Management at Case Western University. She also holds a B.A. in Mathematics and Economics from Ohio Wesleyan University.
Richard Storrie

Richard Storrie has served as Regional President, Americas of the Company since January 24, 2022. In this role, Richard is responsible for overseeing Li-Cycle’s operations, commercial activities, and execution of its growth strategy in the Americas region. With more than 26 years of operational, technical, and strategic development experience in the metals and mining industry, Richard possesses a deep understanding of the battery metals supply chain. Prior to joining Li-Cycle, Richard served as President and Chief Operating Officer of the Diavik Diamond Mine, owned by Rio Tinto, one of the largest metals and mining corporations in the world. Throughout his nearly 26-year tenure with Rio Tinto, Richard has worked in its top tier open-pit and underground operations in several regions, including Rio Tinto’s multi-billion-dollar Oyu Tolgoi copper mine in Mongolia. Richard served as an officer in the British Royal Marine Commandos and acquired an Honours degree in Mining Engineering from Newcastle University in the United Kingdom.

Dawei Li

Dawei Li has served as Regional President, APAC of the Company since November 1, 2021. Mr. Li brings more than 15 years of experience in strategy development and leading growth in untapped markets at international companies to his role at Li-Cycle. Focused on the Asian market, he oversees Li-Cycle’s team, business development, and the rollout of commercial lithium-ion battery recycling facilities across the continent.

Before joining Li-Cycle, Mr. Li served as the Global Business Director for battery-grade lithium carbonate at the Albemarle Corporation where he developed growth strategy and executed on business development plans and commercial negotiations in key regions resulting in robust performance. Previously, he held roles at Eastman Chemical Company, managing global product lines, leading growth initiatives, and launching efforts to generate demand for existing products while commercializing novel ones. Mr. Li began his career in Shanghai, China working for PricewaterhouseCoopers. Mr. Li holds a BBA in Marketing from Shanghai University of Finance and Economics, and an MBA from the Darden School of Business at the University of Virginia.

B.     Compensation
Compensation of Executives

Introduction

The following section describes the significant elements of the Company’s executive compensation program, with particular emphasis on the process for determining compensation payable to the Company’s Chief Executive Officer, Chief Financial Officer and the Company’s other three most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”). The NEOs are:

•Ajay Kochhar, Chief Executive Officer;
•Tim Johnston, Executive Chairman;
•Bruce MacInnis, Chief Financial Officer;
•Kunal Phalpher, Chief Strategy Officer; and
•Chris Biederman, Chief Technology Officer.

Overview and Compensation Committee

Compensation Objectives

The Company’s executive compensation program is designed to achieve the following objectives:

•provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;
•motivate these executive officers to achieve our business objectives;
•align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business;
•continue to foster an entrepreneurial and results-driven culture; and
•provide the appropriate balance of short and long-term incentives to encourage appropriate levels of risk-taking and prudent decision-making by the executive team.

Compensation Governance

Our Board of Directors has adopted a written charter for the Compensation Committee that establishes the Compensation Committee’s purpose and its responsibilities with respect to executive compensation. The charter provides that the Compensation Committee will, among other things, oversee the compensation strategy and policies for the Company’s employees and directors; establish, review and report on compensation of the Company’s executive officers; administer equity-based and certain other compensation plans; and review executive compensation disclosure for inclusion in the Company’s public disclosure documents, in accordance with applicable rules and regulations.

Our Compensation Committee currently consists of Rick Findlay (Chair), Alan Levande and Mark Wellings. Rick Findlay and Mark Wellings are considered by the Board of Directors to be independent, and Alan Levande is considered by the Board of Directors to be non-independent (by reason of his previous employment with Peridot).

Compensation Components

In furtherance of the above-stated compensation objectives and in conjunction with our transition from a privately-held business to a publicly traded company in August 2021, we designed a compensation plan to include a mix of base salary, short-term incentives and long-term equity incentives.

Base Salary

We seek to maintain base salary amounts consistent with industry norms. Base salaries for NEOs are established based on the scope of their responsibilities, competencies and their prior relevant experience, taking into account compensation paid in the market for similar positions, the market demand for such NEOs and the NEO’s total compensation package. Base salaries are reviewed annually and increased for merit reasons, based on the executive’s success in meeting or exceeding individual objectives. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive’s role or responsibilities, as well as to maintain market competitiveness.

Short-Term Incentives

The Company’s compensation program for NEOs and other executive officers includes eligibility for annual cash bonuses. Annual bonuses are designed to motivate our executive officers to meet our business and financial objectives generally and our annual financial performance targets in particular. The NEOs are eligible to earn an annual bonus based on a target percentage of 70-120% of base salary in respect of Fiscal 2021, depending on the level of each NEO, of which a percentage is based on the achievement of certain corporate and financial objectives, and a percentage of which may be based upon the achievement, by the NEO, of personalized goals and objectives.

Long-Term Incentives

In connection with the Business Combination, the Company adopted the Incentive Plan to provide different types of equity-awards to be granted to eligible directors, officers, employees and consultants of the Company and its subsidiaries, including options and RSUs. Equity-based awards are a variable element of compensation that allows the Company to reward its NEOs for their sustained contributions to the Company. Equity awards reward performance and continued employment by an NEO, with associated benefits to the Company of attracting and retaining employees. The Company believes that options and RSUs and other equity-based compensation will provide NEOs with a strong link to long-term corporate performance and the creation of shareholder value.

The Compensation Committee is responsible for administering the Incentive Plan. For more information on the material terms and conditions of the Incentive Plan, see “Long-Term Incentive Plan”, below.

During Fiscal 2021, to support continued alignment with our compensation philosophy and objectives, all of our NEOs received a grant of options upon completion of the Business Combination. These options have a term of ten years and have an exercise price of $10.93, being the closing sale price for a Share on the New York Stock Exchange on the day immediately prior to the date of grant. The options vest over a three-year period starting on August 10, 2022 in increments of one third per annum.

Additionally, in connection with the closing of the Business Combination, RSUs were granted to each of Ajay Kochhar, Tim Johnston, Kunal Phalpher and Chris Biederman. The RSUs were granted with effect on December 10, 2021, being the date following the effectiveness of a registration statement on Form S-8 filed by the Company with the SEC to register the common shares issuable thereunder. The RSUs vest over a three-year period starting on August 10, 2022 in increments of one third per annum, subject to the participant’s continued employment.

Summary Compensation Table

The following table shows the compensation earned by, paid to, or awarded to the NEOs in respect of Fiscal 2021.(1)

Name and Principal Position	Year	Salary(2) ($)	Share Awards(3) ($)	Option Awards(4) ($)	Non‑Equity Incentive Plan Compensation(5) ($)	Pension Value ($)	All Other Compensation(6) ($)	Total Compensation ($)
Ajay Kochhar Chief Executive Officer	2021	286,850	1,181,500	1,181,500	200,055	—	12,092	2,861,997
Tim Johnston Executive Chairman	2021	286,850	1,181,500	1,181,500	200,055	—	713	2,850,618
Bruce MacInnis (7) Chief Financial Officer	2021	220,916	—	2,077,000	—	—	639	2,298,555

Kunal Phalpher Chief Strategy Officer	2021	215,246	450,000	450,000	110,141	—	10,103	1,235,490
Chris Biederman Chief Technology Officer	2021	200,525	450,000	450,000	103,902	—	886	1,205,313
(1) In the above table, all compensation is disclosed in U.S. dollars. A portion of the Salary and/or All Other Compensation for each NEO was paid in Canadian dollars. Those Canadian dollar amounts have been converted to U.S. dollars using the Bank of Canada's average exchange rate between November 1, 2020 and October 31, 2021 (being the period of Fiscal 2021) of CA$1.00=U.S$0.7955.
(2) Represents the actual base salary earned in Fiscal 2021. As at October 31, 2021, the annual base salary of each of our NEOs is as follows: $450,000 for Mr. Kochhar, $450,000 for Mr. Johnston, $325,000 for Mr. MacInnis, $300,000 for Mr. Phalpher and $300,000 for Mr. Biederman
(3) Represents the grant date fair value of RSUs granted under our Long-Term Incentive Plan in connection with the closing of the Business Combination. The RSUs were granted in connection with the closing of the Business Combination with effect on December 10, 2021, being the date following the effectiveness of a registration statement on Form S-8 filed by the Company with the SEC to register the common shares issuable thereunder.
(4) The grant date fair value of options awarded was calculated using the Black-Scholes Merton option pricing model, a common and widely-accepted valuation methodology. For the key assumptions used to determine the stock option value for the Fiscal 2021 grants using the Black-Scholes Merton option pricing model, see Note 12 of our Annual Financial Statements included in our Form 20-F.
(5) See “Short-Term Incentives”, above.
(6) Represents the value of employer's contribution to employee's registered retirement savings plan contributions and employee benefits coverage (such as health insurance and life insurance). The Company generally contributes 5% of each NEO’s base salary into a defined contribution registered retirement savings plan, subject to Revenue Canada maximums.
(7) Following the entering into of the Retirement Agreement (as described below under “Employment Arrangements, Termination and Change in Control Benefits – Bruce MacInnis”), the Company and Mr. MacInnis mutually agreed that Mr. MacInnis’ retirement date will be January 31, 2022, and the Company agreed to accelerate and settle certain payments to Mr. MacInnis under the terms of the Retirement Agreement in an aggregate amount of $444,647, which amounts shall be repayable to the Company if Mr. MacInnis’ employment is terminated by the Company for just cause or by Mr. MacInnis by way of voluntary resignation at any time prior to the retirement date.

Long-Term Incentive Plan

The purpose of the Long-Term Incentive Plan is to promote the success and enhance the value of the Company and its subsidiaries by linking the individual interests of the members of the board of directors, employees, and consultants to those of our shareholders and other stakeholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The Long-Term Incentive Plan also provides flexibility to the Company in its ability to motivate, attract, and retain the services of members of the board of directors, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation will be largely dependent. Set forth below is a summary of the material terms of the Incentive Plan.

Eligibility and Administration

The Company’s employees, consultants and directors, and employees, consultants and directors of its subsidiaries are eligible to receive awards under the Long-Term Incentive Plan. The Long-Term Incentive Plan is administered by the Board with respect to awards to non-employee directors and by the Compensation Committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of the Board of Directors and/or officers (referred to collectively as the “plan administrator” below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator has the authority to interpret and adopt rules for the administration of the Long-Term Incentive Plan, subject to its express terms and conditions. The plan administrator can also set the terms and conditions of all awards under the Long-Term Incentive Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The Incentive Plan provides that the maximum number of Shares initially available for issuance under the Long-Term Incentive Plan is 14,799,519. The number of Shares available for issuance under the Long-Term Incentive Plan will be automatically increased on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, in an amount equal to the lesser of (i) 5% of the outstanding Shares on the last day of the immediately preceding fiscal year and (ii) such number of Shares determined by the Board. Any Shares distributed pursuant to an award may consist, in whole or in part, of authorized and unissued Shares, treasury Shares or Shares purchased on the open market. Notwithstanding the foregoing, the aggregate number of Shares which may be issued or transferred pursuant to awards under the Long-Term Incentive Plan in the form of incentive stock options (“ISOs”) is 14,799,519.

Awards

The Long-Term Incentive Plan provides for the grant of share options, including ISOs and non-qualified share options (“NSOs”), Share Appreciation Rights (“SARs”), restricted shares, restricted share units (“RSUs”), dividend equivalents, share payments, other incentive awards, and cash awards. All awards under the Long-Term Incentive Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations.

Awards, other than cash awards, generally will be settled in Shares but the plan administrator may provide for cash settlement of any award (other than share options). A brief description of each award type follows.

Share Options

Share options will provide for the purchase of Shares in the future at an exercise price set on the grant date. The exercise price per Share subject to each option will be set by the plan administrator, but will, except with respect to certain substitute options granted in connection with a corporate transaction, not be less than 100% of the Fair Market Value (as defined in the Long-Term Incentive Plan) of a Share on the date the option is granted. The term of a share option may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders).

Restricted Shares and RSUs

Restricted shares are an award of non-transferable Shares that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver Shares in the future, which may also remain forfeitable unless and until specified conditions are met.

Dividend Equivalents

Dividend equivalents represent the right to receive the equivalent value of dividends paid on Shares and may be granted alone or in tandem with awards other than share options or SARs. Dividend equivalents are credited as of dividend payment dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Vesting

Vesting conditions determined by the plan administrator may apply to each award and may include continued service, performance and/or other conditions.

Certain Transactions

The plan administrator has broad discretion to take action under the Long-Term Incentive Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting the Shares, such as share dividends, share splits, mergers, amalgamations, arrangements, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with shareholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the Long-Term Incentive Plan and outstanding awards.

In the event of a Change in Control (as defined in the Long-Term Incentive Plan), unless the plan administrator elects to (i) terminate an award in exchange for cash, rights or property, or (ii) cause an award to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of a Change in Control, such award will continue in effect or be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event an award continues in effect or is assumed or an equivalent award substituted, and a holder incurs a termination of service without “cause” (as such term is defined in the sole discretion of the plan administrator, or as set forth in the award agreement relating to such award) upon or within 12 months following a Change in Control, then such holder will be fully vested in such continued, assumed or substituted award.

Non-U.S. Participants, Claw-Back Provisions and Transferability

The Incentive Plan provides that the plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any clawback policy implemented by the Company to the extent set forth in such clawback policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Long-Term Incentive Plan are generally non-transferable, and are exercisable only by the participant.

Plan Amendment and Termination

The Long-Term Incentive Plan provides that the Board may amend or terminate the Long-Term Incentive Plan at any time, provided that no amendment, suspension or termination of the Long-Term Incentive Plan will, without the consent of the holder, materially and adversely affect any rights or obligations under any award, unless the award itself otherwise expressly so provides, and provided further that the board of directors may not take any of the following actions without approval of shareholders given within 12 months before or after such action: (i) increase the limit on the maximum number of Shares which may be issued under the Long-Term Incentive Plan, (ii) reduce the price per Share of any outstanding option or SAR granted under the Long-Term Incentive Plan, or (iii) cancel any option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying Shares.

The Long-Term Incentive Plan provides that in no event may any award be granted under the Long-Term Incentive Plan after the tenth anniversary of the earlier of (i) the date on which the Incentive Plan is adopted by the board or (ii) the date the Long-Term Incentive Plan is approved by shareholders.

Compensation of Directors

The Charter of the Compensation Committee provides that the Compensation Committee will periodically evaluate and make recommendations to the Board with respect to appropriate forms and amounts of compensation for directors of the Company. In doing so, the Compensation Committee will consider: (i) the time commitment associated with being a director of the Company, including, as applicable, committee (and committee chair) work and Board chair (or lead director) work; (ii) the responsibilities and risks associated with being such a director, (iii) compensation paid to directors of companies and their subsidiaries similar to the Company, and (iv) any other factors the Compensation Committee deems relevant.
In Fiscal 2021, the Board approved the following amounts for non-employee director compensation.

Compensation Element	RSU Award Value	Cash Value
Standard Retainer
Director	$100,000	$50,000
Additional Retainers
Lead Director	—	$25,000
Audit Committee Chair	—	$15,000
Other Committee Chair	—	$10,000
Non-employee directors will also receive an “on-boarding” equity award at the meeting of the Board at which they are initially appointed to the Board, or the first meeting of the Board after their initial election to the Board, as the case may be, valued at two times the annual equity award value (i.e., $200,000).

Director Compensation Table

The following table shows the compensation earned by each of our non‑employee Directors during Fiscal 2021. Neither Mr. Kochhar, the Chief Executive Officer of the Company, nor Mr. Johnston, the Executive Chair of the Company, is included in the table as neither receives any additional compensation for his service as a director.

Director	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Option Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation ($)	Total ($)
Rick Findlay	37,215	311,124	-	-	-	-	348,339
Alan Levande	11,277	280,822	-	-	-	-	292,099
Scott Prochazka	14,660	280,822	-	-	-	-	295,482
Anthony Tse	35,077	311,124	-	-	-	56,400(3)	402,601
Mark Wellings	42,853	311,124	-	-	-	-	353,977

(1) A portion of the Fees Earned or Paid in Cash for Rick Findlay, Anthony Tse and Mark Wellings represents fees paid to each of them for services as directors of Li-Cycle Corp. prior to the Business Combination, which fees were paid in Canadian dollars prior to January 1, 2021 and paid in U.S. dollars thereafter. Those Canadian dollar amounts have been converted to U.S. dollars using the Bank of Canada’s average exchange rate on between November 1, 2020 and December 31, 2020 (being the period when fees were paid in Canadian dollars) of CA$1.00=U.S.$0.7732. Following the Business Combination, the Fees Earned or Paid in Cash were as follows: Rick Findlay $13,533, Alan Levande $11,277, Scott Prochazka $14,660, Anthony Tse $11,277, and Mark Wellings $19,171.
(2) In connection with the closing of the Business Combination, each non‑employee director received an RSU grant with a value of $280,822 (consisting of an annual award (pro rated) of $80,822 and a one-time “on-boarding” award of $200,000). The RSUs were granted with effect on December 10, 2021, being the date following the effectiveness of a registration statement on Form S-8 filed by the Company with the SEC to register the common shares issuable thereunder. The annual RSU award vests ratably over a three-year period starting on August 10, 2022, and the one-time “on-boarding” RSU award vests ratably over a two-year period starting on August 10, 2022, subject to the participant’s continued service on the Board. Prior to the Business Combination, Rick Findlay, Anthony Tse and Mark Wellings served as directors of Li-Cycle Corp. In this regard, they each received an RSU grant with a value of CA$39,246 on December 1, 2020. These Canadian dollar amounts have been converted to U.S. dollars using the Bank of Canada’s exchange rate on December 1, 2020 (being the date of grant) of CA$1.00=U.S.$0.7721.
(3) This amount represents aggregate fees paid to Anthony Tse in Fiscal 2021 under the terms of a consulting agreement dated July 19, 2019 between Li-Cycle Corp. and Mr. Tse pursuant to which Mr. Tse provided consulting services to Li-Cycle Corp. in relation to the proposed expansion of its operations in Asia. The agreement has since been terminated. See the section entitled “Item 7. B. Related Party Transactions."

Each member of our Board of Directors is entitled to reimbursement for reasonable travel and other expenses incurred when attending Board or Committee meetings or otherwise in connection with their director position.
Employment Arrangements, Termination and Change in Control Benefits
Ajay Kochhar
On September 1, 2020, Li-Cycle entered into an employment agreement with Mr. Kochhar setting forth the terms and conditions of his employment as Li-Cycle’s President and Chief Executive Officer, including base salary, annual performance bonus and benefits.
In the case of Li-Cycle’s termination of Mr. Kochhar’s employment other than for cause, or in the case of Mr. Kochhar’s termination of his employment for good reason (as defined in the employment agreement) following a change of control (as defined in the employment agreement), Mr. Kochhar is entitled to accrued but unpaid base salary, vacation pay, expense reimbursements and benefits, an additional fifty-two weeks’ base salary and bonus (calculated on the basis of an average of each bonus received by Mr. Kochhar in the three fiscal years preceding the termination date), and, until the earlier of fifty-two weeks from the termination date or the date on which Mr. Kochhar commences alternative employment or consulting work, continued coverage under Li-Cycle group benefit plans in place and as amended from time to time.
If Mr. Kochhar is terminated for cause, he will not be entitled to any severance pay, notice or compensation in lieu of notice, nor to any bonus payment, other than any minimum entitlements to which he would be entitled under applicable law. He will, however, be entitled to payment of any unpaid base salary, vacation pay and expense reimbursements accrued to the termination date.
Tim Johnston
On September 1, 2020, Li-Cycle entered into an employment agreement with Mr. Johnston setting forth the terms and conditions of his employment as Li-Cycle’s Executive Chairman, including base salary, annual performance bonus and benefits.
In the case of Li-Cycle’s termination of Mr. Johnston’s employment other than for cause, or in the case of Mr. Johnston’s termination of his employment for good reason (as defined in the employment agreement) following a change of control (as defined in the employment agreement), Mr. Johnston is entitled to accrued but unpaid base salary, vacation pay, expense reimbursements and benefits, an additional fifty-two weeks’ base salary and bonus (calculated on the basis of an average of each bonus received by Mr. Johnston in the three fiscal years preceding the termination date), and, until the earlier of fifty-two weeks from the termination date or the date on which Mr. Johnston commences alternative employment or consulting work, continued coverage under Li-Cycle group benefit plans in place and as amended from time to time.
If Mr. Johnston is terminated for cause, he will not be entitled to any severance pay, notice or compensation in lieu of notice, nor to any bonus payment, other than any minimum entitlements to which he would be entitled under applicable law. He will, however, be entitled to payment of any unpaid base salary, vacation pay and expense reimbursements accrued to the termination date.
Bruce MacInnis
On September 1, 2020, Li-Cycle entered into an employment agreement with Mr. MacInnis setting forth the terms and conditions of his employment as Li-Cycle’s Chief Financial Officer, including base salary, annual performance bonus and benefits. On July 7, 2021, Li-Cycle and NewCo entered into a retirement agreement with Mr. MacInnis.
Mr. MacInnis' retirement agreement (the “Retirement Agreement”) sets forth certain terms and conditions relating to his retirement from employment with Li-Cycle, which supersede the terms and conditions of his employment agreement that pertain to that subject matter.
In the case of Li-Cycle’s termination of Mr. MacInnis’ employment other than for cause, or in the case of Mr. MacInnis’ termination of his employment for good reason (as defined in the employment agreement) following a change of control (as defined in the employment agreement), Mr. MacInnis is entitled to accrued but unpaid base salary, vacation pay, expense reimbursements and benefits, an additional fifty-two weeks’ base salary and bonus (calculated on the basis of an average of each bonus received by Mr. MacInnis in the three fiscal years preceding the termination date), and, until the earlier of fifty-two weeks from the termination date or the date on which Mr. MacInnis commences alternative employment or consulting work, continued coverage under Li-Cycle group benefit plans in place and as amended from time to time.

Pursuant to the Retirement Agreement, subject to certain conditions including those set out below, Mr. MacInnis will be entitled to (i) salary continuance for a period of 12 months following the retirement date, (ii) a bonus for the fiscal year ended October 31, 2021 calculated and payable in the ordinary course in accordance with his employment agreement and the Company’s bonus plan for such year, (iii) a bonus for the period from November 1, 2021 up to and including the retirement date based on his actual bonus achieved in the prior fiscal year, prorated for such period, and (iv) continued participation in the Company’s group health and dental plans until the earlier of the date which is 12 months following the retirement date and the date on which he secures alternate coverage through any source other than existing spousal coverage. The terms of the Retirement Agreement will be null and void in the event that Mr. MacInnis’ employment is terminated by the Company for just clause (as defined in the employment agreement) or by way of Mr. MacInnis’ voluntary resignation (as defined in the employment agreement) at any time prior to the retirement date. Following the entering into of the retirement agreement, the Company and Mr. MacInnis mutually agreed that Mr. MacInnis’ retirement date will be January 31, 2022, and the Company agreed to accelerate and settle certain retirement payments to Mr. MacInnis in an amount of $446,510.45 (Canadian dollar amounts converted to U.S. dollars using the Bank of Canada's exchange rate on October 29, 2021 of CA$1.00=U.S.$0.8075), which amounts shall be repayable to the Company if Mr. MacInnis’ employment is terminated by the Company for just cause or by Mr. MacInnis by way of voluntary resignation at any time prior to the retirement date.
If Mr. MacInnis is terminated for cause, he will not be entitled to any severance pay, notice or compensation in lieu of notice, nor to any bonus payment, other than any minimum entitlements to which he would be entitled under applicable law. He will, however, be entitled to payment of any unpaid base salary, vacation pay and expense reimbursements accrued to the termination date.
Kunal Phalpher
On September 1, 2020, Li-Cycle entered into an employment agreement with Mr. Phalpher setting forth the terms and conditions of his employment as Li-Cycle’s Chief Commercial Officer, including base salary, annual performance bonus and benefits. On November 1, 2021, Mr. Phalpher’s title was changed from Chief Commercial Officer to Chief Strategy Officer, but the terms of his employment agreement remained the same.
In the case of Li-Cycle’s termination of Mr. Phalpher’s employment other than for cause, or in the case of Mr. Phalpher’s termination of his employment for good reason (as defined in the employment agreement) following a change of control (as defined in the employment agreement), Mr. Phalpher is entitled to accrued but unpaid base salary, vacation pay, expense reimbursements and benefits, an additional fifty-two weeks’ base salary and bonus (calculated on the basis of an average of each bonus received by Mr. Phalpher in the three fiscal years preceding the termination date), and, until the earlier of fifty-two weeks from the termination date or the date on which Mr. Phalpher commences alternative employment or consulting work, continued coverage under Li-Cycle group benefit plans in place and as amended from time to time.
If Mr. Phalpher is terminated for cause, he will not be entitled to any severance pay, notice or compensation in lieu of notice, nor to any bonus payment, other than any minimum entitlements to which he would be entitled under applicable law. He will, however, be entitled to payment of any unpaid base salary, vacation pay and expense reimbursements accrued to the termination date.
Chris Biederman
On September 7, 2020, Li-Cycle entered into an employment agreement with Mr. Biederman setting forth the terms and conditions of his employment as Li-Cycle’s Chief Technology Officer, including base salary, annual performance bonus and benefits.
In the case of Li-Cycle’s termination of Mr. Biederman’s employment other than for cause, Mr. Biederman is entitled to accrued but unpaid base salary, vacation pay, expense reimbursements and benefits, and (a) before his completion of one year of service under the agreement, one months’ written notice, or (b) upon one year of completed service under the agreement, one months’ written notice plus an additional one months’ written notice for every additional completed year of completed service up to a maximum of 12 months’ written notice.
Li-Cycle may terminate the agreement and continue to pay Mr. Biederman his base salary until the expiry of the notice period or the date he commences alternative employment or consulting work, in which case Li-Cycle will pay Mr. Biederman an amount equal to 50% of the value of the payments remaining to the end of the notice period.
If Mr. Biederman is terminated for cause, he will not be entitled to any severance pay, notice or compensation in lieu of notice, nor to any bonus payment, other than any minimum entitlements to which he would be entitled under applicable law. He will, however, be entitled to payment of any unpaid base salary, vacation pay and expense reimbursements accrued to the termination date.
Carl DeLuca
On February 24, 2021, Li-Cycle entered into an employment agreement with Mr. DeLuca setting forth the terms and conditions of his employment as Li-Cycle’s General Counsel & Corporate Secretary, including base salary, annual performance bonus and benefits.

In the case of Li-Cycle’s termination of Mr. DeLuca’s employment other than for cause, in addition to accrued but unpaid base salary, earned bonus, vacation pay, expense reimbursements and benefits to the date of termination, Mr. DeLuca is entitled to, (i) before his completion of six years of service, six months’ written notice, or (ii) upon six years of completed service, six months’ written notice plus an additional one month’s written notice for every additional completed year of service starting after the sixth anniversary of the commencement date up to an aggregate maximum of 12 months’ written notice. The notice may be satisfied by working notice or pay in lieu of notice (via salary continuance). In the case of salary continuance, the salary continuance period will cease on the date that Mr. DeLuca commences alternate employment or full-time consulting work, and Li-Cycle will pay Mr. DeLuca a lump-sum equal to 50% of the value of the payments remaining between the date that Mr. DeLuca commences alternate employment or consulting work and the end of the applicable notice period, less all lawful deductions.
If Mr. DeLuca is terminated for cause, he will not be entitled to any severance pay, notice or compensation in lieu of notice, other than any minimum entitlements to which he would be entitled under applicable law. He will, however, be entitled to payment of any unpaid base salary, vacation pay and expense reimbursements accrued to the termination date.
Lauren Choate
On April 12, 2021, Li-Cycle entered into an employment agreement with Ms. Choate setting forth the terms and conditions of her employment, including base salary, annual performance bonus and benefits. Ms. Choate’s agreement is on an “at-will basis,” meaning that the Company is free to release the employee at any time for any reason and does not specify any entitlements on such termination of employment.

Debbie Simpson

On December 6, 2021, Li-Cycle entered into an employment agreement with Ms. Simpson setting forth the terms and conditions of her employment as Li-Cycle’s Chief Financial Officer, including base salary, annual performance bonus and benefits.

In the case of Li-Cycle’s termination of Ms. Simpson’s employment without cause, or in the case of Ms. Simpson’s termination of her employment for good reason (as defined in the employment agreement), in either case within twelve months following a change in control (as defined in the employment agreement), Ms. Simpson is entitled to accrued and unpaid base salary, accrued vacation pay, and reimbursement for business expenses properly incurred; a lump-sum payment in lieu of notice in the amount of eighteen months’ base salary plus the amount of Ms. Simpson’s short-term incentive plan (“STIP”) target in respect of the fiscal year in which the termination occurs, pro-rated to eighteen months; matching contributions to Ms. Simpson’s registered retirement savings plan up to and including last day of the statutory notice period required pursuant to applicable employment standards legislation; a continued participation in Li-Cycle’s executive benefit plans and perquisites until the end of the statutory notice period pursuant to applicable employment standards legislation, and after, for a period of eighteen months or until Ms. Simpson becomes entitled to participate in similar benefit plans with another employer, a participation to primary coverages (health care, dental care, and employee assistance program); a lump-sum for Ms. Simpson’s STIP award in respect of the fiscal year immediately preceding the termination, to the extent earned and unpaid at the date of the termination, calculated at the STIP target for such fiscal year, and STIP award in respect of the fiscal year of Li-Cycle in which the termination occurs, pro-rated from the start of such fiscal year to the date of the termination, calculated at the STIP target for such fiscal year; post-employment treatment of Ms. Simpson’s long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of Li-Cycle’s 2021 Incentive Award Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy; and outplacement career counselling ending on the earliest to occur of twelve months following the termination and the date that Ms. Simpson obtains full-time employment.

In the case of Li-Cycle’s termination of Ms. Simpson’s employment without cause, or in the case of Ms. Simpson’s termination of her employment for good reason (as defined in the employment agreement), in either case prior to or more than twelve months after a change in control (as defined in the employment agreement), Ms. Simpson is entitled to accrued and unpaid base salary, accrued vacation pay, and reimbursement for business expenses properly incurred; payment in equal monthly installments representing twelve months’ base salary plus the amount of Ms. Simpson’s STIP target in respect of the fiscal year in which the termination occurs, pro-rated to twelve months; matching contributions to Ms. Simpson’s registered retirement savings plan up to and including last day of the statutory notice period required pursuant to applicable employment standards legislation; a continued participation in Li-Cycle’s executive benefit plans and perquisites until the end of the statutory notice period pursuant to applicable employment standards legislation, and after, for a period of twelve months or until Ms. Simpson becomes entitled to participate in similar benefit plans with another employer, a participation to primary coverages (health care, dental care, and employee assistance program); post-employment treatment of Ms. Simpson’s long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of Li-Cycle’s 2021 Incentive Award Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy; and outplacement career counselling ending on the earliest to occur of twelve months following the termination and the date that Ms. Simpson obtains full-time employment.

If Ms. Simpson is terminated for cause, death, mutually agreed retirement or by the executive without good reason, she will be entitled to payment of any unpaid base salary, vacation pay and reimbursement for business expenses properly incurred accrued to the termination date; matching contributions to Ms. Simpson’s registered retirement savings plan up to and including last day of the statutory notice period required pursuant to applicable employment standards legislation; and post-employment treatment of Ms. Simpson’s long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of Li-Cycle’s 2021 Incentive Award Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy.

If Ms. Simpson is terminated for permanent disability, she will be entitled to a lump-sum payment of any unpaid base salary, vacation pay and reimbursement for business expenses properly incurred accrued during the applicable elimination period for long-term disability benefits stipulated in Li-Cycle’s long-term disability insurance plan, less any short-term disability benefit payments provided by Li-Cycle; matching contributions to Ms. Simpson’s registered retirement savings plan up to and including the end of the applicable elimination period; a continued participation in Li-Cycle’s executive benefit plans and perquisites up to and including the end of the applicable elimination period; post-employment treatment of Ms. Simpson’s long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of Li-Cycle’s 2021 Incentive Award Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy; and if any, minimum statutory entitlements under applicable employment standards legislation.

Richard Storrie

On October 28, 2021, Li-Cycle entered into an employment agreement with Mr. Storrie setting forth the terms and conditions of his employment as Li-Cycle’s Regional President, Americas, including base salary, annual performance bonus and benefits.

In the case of Li-Cycle’s termination of Mr. Storrie’s employment without cause, or in the case of Mr. Storrie’s termination of his employment for good reason (as defined in the employment agreement), in either case within twelve months following a change in control (as defined in the employment agreement), Mr. Storrie is entitled to accrued and unpaid base salary, accrued vacation pay, reimbursement for business expenses properly incurred, and any amount accrued and arising from Mr. Storrie’s participation in any employee benefit plans, programs or arrangements; a lump-sum payment in the amount of eighteen months’ base salary plus the amount of Mr. Storrie’s short-term incentive plan (“STIP”) target in respect of the fiscal year in which the termination occurs, pro-rated to eighteen months; reimbursement of premiums under the Consolidated Omnibus Budget Reconciliation Act of 1986, if Mr. Storrie is eligible, in the amount of Li-Cycle’s current contribution for the health plan enrollment, for a period of eighteen months or until Mr. Storrie becomes eligible for comparable replacement coverage under a subsequent employer’s group health plan; a lump-sum for Mr. Storrie’s STIP award in respect of the fiscal year immediately preceding the termination, to the extent earned and unpaid at the date of the termination, calculated at the STIP target for such fiscal year, and STIP award in respect of the fiscal year of Li-Cycle in which the termination occurs, pro-rated from the start of such fiscal year to the date of the termination, calculated at the STIP target for such fiscal year; post-employment treatment of Mr. Storrie’s long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of Li-Cycle’s 2021 Incentive Award Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy; and outplacement career counseling ending on the earliest to occur of twelve months following the termination and the date that Mr. Storrie obtains full-time employment.

In the case of Li-Cycle’s termination of Mr. Storrie’s employment without cause, or in the case of Mr. Storrie’s termination of his employment for good reason (as defined in the employment agreement), in either case prior to or more than twelve months after a change in control (as defined in the employment agreement), Mr. Storrie is entitled to accrued and unpaid base salary, accrued vacation pay, reimbursement for business expenses properly incurred, and any amount accrued and arising from Mr. Storrie’s participation in any employee benefit plans, programs or arrangements; payment in equal monthly installments representing twelve months’ base salary plus the amount of Mr. Storrie’s STIP target in respect of the fiscal year in which the termination occurs, pro-rated to twelve months; reimbursement of premiums under the Consolidated Omnibus

Budget Reconciliation Act of 1986 if Mr. Storrie is eligible in the amount of Li-Cycle’s current contribution for the health plan enrollment, for a period of eighteen months or until Mr. Storrie becomes eligible for comparable replacement coverage under a subsequent employer’s group health plan; post-employment treatment of Mr. Storrie’s long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of Li-Cycle’s 2021 Incentive Award Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy; and outplacement career counseling ending on the earliest to occur of twelve months following the termination and the date that Mr. Storrie obtains full-time employment.

If Mr. Storrie is terminated for cause, death, mutually agreed retirement or by the executive without good reason, he will be entitled to payment of any unpaid base salary, vacation pay, reimbursement for business expenses properly incurred accrued to the termination date, and any amount accrued and arising from Mr. Storrie’s participation in any employee benefit plans, programs or arrangements. Mr. Storrie will also be entitled to post-employment treatment of his long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of Li-Cycle’s 2021 Incentive Award Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy.

If Mr. Storrie is terminated for permanent disability, he will be entitled to post-employment treatment of his long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of Li-Cycle’s 2021 Incentive Award Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy.

C.     Board Practices
Board of Directors

Our Articles of Amalgamation provide that the Board will consist of a minimum of one and a maximum of ten directors. The OBCA provides that the board of an offering corporation (as defined in the OBCA, which would include the Company) will consist of not fewer than three individuals. The Board currently consists of seven directors. The directors are elected by our shareholders at each annual general meeting of shareholders, and will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. Between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our non-employee directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our Company or any of our subsidiaries. Employee directors may be eligible for benefits upon termination of their employment pursuant to their employment agreements.

Committees of the Board of Directors

The Company has established an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”), a nominating and governance committee (the “Nominating and Governance Committee”) and a health, safety, environmental, quality and technical committee (the “HSEQ Committee”). Each committee has a written charter that is posted on our website.

Audit Committee

The Audit Committee is comprised of Scott Prochazka (Chair), Rick Findlay and Mark Wellings. Our Board has determined that each of the Audit Committee members is an independent director, as required by applicable SEC, NYSE rules and National Instrument 52-110 – Audit Committees. Our Board has also determined that at least one member of the Audit Committee, namely Scott Prochazka, qualifies as the “Audit Committee financial expert,” as such term is defined in Item 407 of Regulation S-K and that all members of the Audit Committee are “financially literate,” as such term is defined in NI 52-110.

The Board has established a written charter setting forth the purpose, composition, authority and responsibility of the Audit Committee consistent with the rules of the NYSE, the SEC and the applicable Canadian securities laws. The Audit Committee is, among other things, directly responsible for monitoring the integrity of the Company’s financial statements, financial reporting process and systems of internal controls and procedures; ensuring compliance by the Company with applicable legal and regulatory requirements, reviewing areas of potential significant financial risk to the Company; evaluating the independent auditor’s independence and qualifications; and appointing, determining the compensation of and monitoring the performance of the independent auditors.

Compensation Committee

The Compensation Committee is comprised of Rick Findlay (Chair), Alan Levande and Mark Wellings. The Board has determined that each of the members of the Compensation Committee is an independent director, other than Alan Levande (by reason of his previous employment with Peridot).

The board has established a written charter setting forth the purpose, composition, authority and responsibility of the compensation committee consistent with the rules of the NYSE, the SEC and the guidance of the Canadian Securities Administrators. The compensation committee, among other things, oversees the compensation strategy and policies of the Company’s employees and directors; establishes, reviews and reports on compensation of the Company’s executive officers; administers equity-based and certain other compensation plans; and reviews the “Compensation Discussion and Analysis” and related executive compensation disclosure for inclusion in the Company’s public disclosure documents.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Mark Wellings (Chair), Alan Levande and Anthony Tse. The Board has determined that each of the members of the Compensation Committee is an independent director, other than Alan Levande (by reason of his previous employment with Peridot).

The board has established a written charter setting forth the purpose, composition, authority and responsibility of the Nominating and Governance Committee. The Nominating and Governance Committee is, among other things, responsible for identifying and evaluating individuals qualified to become Board members, consistent with criteria approved by the Board, and recommending such individuals to the Board for approval as nominee; leading the performance review of the Board and its committees; and overseeing the establishment of the Company’s corporate governance practices and policies.

Health, Safety, Environmental, Quality and Technical Committee

The HSEQ Committee is comprised of Tim Johnston (Chair), Anthony Tse, Rick Findlay and Scott Prochazka. The board has established a written charter setting forth the purpose, composition, authority and responsibility of the HSEQ Committee. The function and purpose of the HSEQ Committee is to assist the board in fulfilling its responsibilities with respect to: (i) developing and implementing the health, safety, environmental and quality policies, procedures and programs of the Company and its subsidiaries, and monitoring compliance with such policies; and (ii) developing and implementing quality assurance and technical policies, procedures and programs of the Company and its subsidiaries, and monitoring compliance with such policies.
Family Relationships

Related-Party Lease.

Since January 1, 2019, the Company has leased certain office space from Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company’s President and Chief Executive Officer. Under the terms of the lease, the Company is required to pay $4,500 per month plus applicable taxes, subject to 60 days’ notice of termination. Li-Cycle terminated the lease, effective December 31, 2021.

Share Subscription.

On March 23, 2018, Li-Cycle issued 1,663 Li-Cycle Shares to Richard Findlay, 9,706 Li-Cycle Shares to Alex Lowrie, 9,706 Li-Cycle Shares to Louise Lowrie, 9,706 Li-Cycle Shares to Anthony Lowrie and 9,706 Li-Cycle Shares to Liv Lowrie, in each case for a subscription price of CA$18.03 per Li-Cycle Share. On January 23, 2019, Li-Cycle issued 4,234 Li-Cycle Shares to Alex Lowrie as a finder’s fee in connection with a prior financing conducted by Li-Cycle. Alex Lowrie was a director of Li-Cycle prior to the Business Combination and each of Louise Lowrie, Anthony Lowrie and Liv Lowrie are immediate family members of Alex Lowrie.

D. Employees
As of October 31, 2021, we had over 155 employees, all employed on a full-time basis, and primarily located in Toronto, Ontario; Kingston, Ontario; and Rochester, New York. We estimate that the commencement of operations at our Arizona Spoke and Alabama Spoke will result in an additional 80 employees.
We recently announced the development of our Ohio Spoke, as well as our first two European Spokes to be located in Norway and Germany. We anticipate these facilities will require at least 35 employees each.
We expect that the Rochester Hub will result in over 200 additional employment positions once operational. As we continue to grow our Spoke & Hub network, we anticipate adding additional employees.
Our success is highly dependent on our human capital and leadership team. We have talent acquisition strategies in place to attract, retain and develop employees with the skills, experience and potential necessary to implement our growth strategy.
Our culture aims to promote an “owner’s mindset” that empowers employees to deliver a high level of performance and to honor our corporate values, including ethics and integrity, courage and passion, and innovation and creativity. When recruiting and onboarding new employees, we communicate our vision and the core values that we expect all staff to uphold, which is underpinned by a business-wide Code of Conduct and Ethics supported by appropriate training programs. We regularly engage with staff on issues affecting the business through group-wide and location-specific “all-hands” and “town hall” sessions and other engagement platforms.
None of our employees are represented by a labor union and there have been no work stoppages to date. We generally consider relations with our employees to be good.

E. Share Ownership
The following table sets out the names and positions of the executive officers of the Company as of January 30, 2022, the number of common shares, options and RSUs of the Company owned or over which control or direction is exercised by each such executive officer of the Company and, where known after reasonable enquiry, by their respective associates or affiliates.

Name and Principal Position	Number of Shares Owned (#)	Percentage of Total Shares Outstanding (%) (1)	Special Voting Rights	Number of Securities Underlying Options	Option Exercise Price ($)	Option Expiration Date
Ajay Kochhar, President and Chief Executive Officer (2)	24,908,409	14.75%	None	159,640	$0.02	April 11, 2023
				139,685	$0.37	July 19, 2024
				176,871	$10.93	August 10, 2031
Tim Johnston, Executive Chairman (3)	11,092,964	6.57%	None	399,100	$0.02	September 12, 2022
				159,640	$0.02	April 11, 2023
				199,550	$0.37	July 19, 2024
				176,871	$10.93	August 10, 2031
Bruce MacInnis, Chief Financial Officer	-	-	None	310,928	$10.93	August 10, 2031

Kunal Phalpher, Chief Commercial Officer	304,272	0.18%	None	159,640	$0.02	April 11, 2023
				139,685	$0.37	July 19, 2024
				67,365	$10.93	August 10, 2031
Chris Biederman, Chief Technology Officer	106,141	0.06%	None	67,365	$10.93	August 10, 2031

(1) The ownership percentage set out in this column is based on a total of 168,891,877 outstanding common shares as of January 30, 2022, following the closing of the Business Combination, in each case rounded down to the nearest hundredth.
(2) The number of shares owned include 45,797 common shares owned directly by Mr. Kochhar and 24,862,612 common shares owned by 2829908 Delaware LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of Maplebriar Holdings Inc., a corporation organized under the laws of the Province of Ontario (“Maplebriar Holdings”), having a sole shareholder, The Kochhar Family Trust, an irrevocable trust established under the laws of the Province of Ontario, Canada (the “Trust”). There is an oral agreement among Mr. Kochhar, the Trust, Maplebriar Holdings, and 2829908 Delaware LLC, that grants Mr. Kochhar the sole power to control the voting and disposition of the common shares of the Company held by 2829908 Delaware LLC. Mr. Kochhar is one of three trustees of the Trust, along with Mr. Kochhar’s brother and father, and the beneficiaries of the Trust are principally relatives of Mr. Kochhar. There is an oral agreement among Mr. Kochhar, the Trust, Maplebriar Holdings and 2829908 Delaware LLC that grants Mr. Kochhar the sole power to control the voting and disposition of the common shares held by 2829908 Delaware LLC. Mr. Kochhar is a Director and the President and Chief Executive Officer of the Company.
(3) The number of shares owned include 45,797 common shares owned directly by Mr. Johnston and 11,047,167 common shares owned by Keperra Holdings Ltd., a Guernsey corporation (“Keperra”). Mr. Johnston is the sole shareholder of Keperra. Artemis Nominees Limited is a nominee company that holds legal title to 100 shares of Keperra as nominee of and trustee for Mr. Johnston. Mr. Johnston is a Director and the Executive Chairman of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding beneficial ownership of the Company’s common shares based on 168,891,877 common shares issued and outstanding as of January 30, 2022, and including the results of the Warrant Redemption, with respect to beneficial ownership of our shares by:
•each person known by us to be the beneficial owner of more than 5% of our issued and outstanding common shares;
•each of our executive officers and directors; and
•all our executive officers and directors as a group.
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
Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all common shares that they beneficially own. The common shares owned by the persons named below have the same voting rights as the common shares owned by other holders. We believe that, as of January 30, 2022, approximately 58.8% of our common shares are owned by 40 record holders in the United States of America.

Unless otherwise indicated, the business address of each beneficial owner listed in the tables below is c/o Li-Cycle Holdings Corp., 207 Queen’s Quay West, Suite 590, Toronto, ON, M5J 1A7, Canada.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
Directors and Executive Officers
Ajay Kochhar (2)	25,207,734	14.9%
Tim Johnston (3)	11,851,254	7.0%
Mark Wellings (4)	274,541	*
Rick Findlay (5)	822,415	*
Anthony Tse (6)	227,844	*
Alan Levande (7)	933,660	*
Scott Prochazka (8)	30,000	*
Bruce MacInnis (9)	0	*
Kunal Phalpher (10)	603,597	*
Chris Biederman (11)	106,141	*
All directors and executive officers post-Business Combination as a group (10 individuals)	40,307,360	23.9%
Five Percent or Greater Shareholders
TechMet Limited (12)	12,969,674	7.7%
Louis M. Bacon (13)	12,880,398	7.6%
* Less than 1 percent
(1)Based upon a total of 168,891,877 common shares outstanding as of January 30, 2022.
(2)Ajay Kochhar’s 25,207,734 shares beneficially owned include (1) 45,797 common shares owned directly by Mr. Kochhar, (2) 24,862,612 common shares owned by 2829908 Delaware LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of Maplebriar Holdings Inc., a corporation organized under the laws of the Province of Ontario (“Maplebriar Holdings”), having a sole shareholder, The Kochhar Family Trust, an irrevocable trust established under the laws of the Province of Ontario, Canada (the “Trust”), and (3) 299,325 common shares subject to stock options held by Mr. Kochhar which includes options to acquire (i) 159,640 common shares at a price of US$0.02 per share until April 11, 2023, and (ii) 139,685 common shares at a price of US$0.36 per share until July 19, 2024. There is an oral agreement among Mr. Kochhar, the Trust, Maplebriar Holding, and 2829908 Delaware LLC, that grants Mr. Kochhar the sole power to control the voting and disposition of the common shares of the Company held by 2829908 Delaware LLC. Mr. Kochhar is one of three trustees of the Trust, along with Mr. Kochhar’s brother and father, and the beneficiaries of the Trust are principally relatives of Mr. Kochhar. There is an oral agreement among Mr. Kochhar, the Trust, Maplebriar Holdings and 2829908 Delaware LLC that grants Mr. Kochhar the sole power to control the voting and disposition of the common shares held by 2829908 Delaware LLC. Mr. Kochhar is a Director and the President and Chief Executive Officer of the Company.
(3)Tim Johnston’s 11,851,254 shares beneficially owned include (1) 45,797 common shares owned directly by Mr. Johnston, (2) 11,047,167 common shares owned by Keperra Holdings Ltd., a Guernsey corporation (“Keperra”) and (3) 758,290 common shares subject to stock options, which includes options to acquire (i) 399,100 common shares at a price of US$0.02 per share until September 12, 2022, (ii) 159,640 common shares at a price of US$0.02 per share until April 11, 2023, and (iii) 199,550 common shares at a price of US$0.36 per share until July 19, 2024. Mr. Johnston is the sole shareholder of Keperra. Artemis Nominees Limited is a nominee company that holds legal title to 100 shares of Keperra as nominee of and trustee for Mr. Johnston. Mr. Johnston is a Director and the Executive Chairman of the Company.
(4)Mark Wellings’ 274,541 shares beneficially owned include (1) 7,304 common shares owned directly by Mr. Wellings, (2) 180,234 common shares owned by ZCR Corp., a holding company wholly owned by

Mr. Wellings, 18,000 of which were purchased through the PIPE Financing, and (3) options to acquire 87,003 common shares at a price of US$0.37 per share until July 19, 2024. Mr. Wellings is a director of the Company.
(5)Rick Findlay’s 822,415 shares beneficially owned include (1) 523,090 owned directly, including 13,000 acquired through the PIPE Financing and (2) 299,325 common shares subject to stock options, which includes options to acquire (i) 159,640 common shares at a price of US$0.02 per share until April 11, 2023 and (ii) 139,685 common shares at a price of US$0.37 per share until July 19, 2024. Mr. Findlay is a Director of the Company.
(6)Of the 227,844 common shares beneficially owned by Anthony Tse, 18,000 were acquired through the PIPE Financing. Mr. Tse is a Director of the Company.
(7)Alan Levande beneficially owns 933,660 common shares. Mr. Levande was previously the Chief Executive Officer and Chairman of the board of directors of Peridot prior to the consummation of the Business Combination and is currently a Director of the Company.
(8)Scott Prochazka beneficially owns 30,000 common shares directly. Mr. Prochazka previously served as a Director of Peridot and is currently a Director of the Company.
(9)Bruce MacInnis is the Chief Financial Officer of the Company.
(10)Kunal Phalpher beneficially owns 603,597 common shares consisting of (1) 304,272 common shares owned directly by Mr. Phalpher, and (2) 299,325 common shares subject to stock options, which includes options to acquire (i) 159,640 common shares at a price of US$0.02 per share until April 11, 2023 and (ii) 139,685 common shares at a price of US$0.37 per share until July 19, 2024. Mr. Phalpher is the Chief Strategy Officer of the Company.
(11)Chris Biederman beneficially owns 106,141 common shares which he owns directly. Mr. Biederman is the Chief Technology Officer of the Company.
(12)According to a Schedule 13G filed with the SEC on August 17, 2021, as of August 17, 2021, TechMet Limited beneficially owned 12,969,674 common shares. The business address of TechMet Limited is Suite 22, 20 lower Baggott Street, Dublin 2, D02 X658 Ireland.
(13)According to a Schedule 13G filed with the SEC on August 20, 2021, as of August 20, 2021, Louis M. Bacon beneficially owned 12,880,398 common shares consisting of (1) 5,075,000 common shares held by MMF LT, LLC, a Delaware limited liability company (“MMF”) inclusive of 75,000 common shares issuable upon exercise of warrants to purchase common shares, and (2) 7,805,398 common shares held by Moore Strategic Ventures, LLC, a Delaware limited liability company (“MSV”). Kendall Capital Markets, LLC, a Delaware limited liability company (“KCM”) and MSV may be deemed to be the beneficial owner of the 7,805,398 common shares held by MSV. Each of Moore Capital Management, LP, a Delaware limited partnership (“MCM”), Moore Global Investments, LLC, a Delaware limited liability company (“MGI”), Moore Capital Advisors, L.L.C., a Delaware limited liability company (“MCA”), MMF and Mr. Bacon may be deemed to be the beneficial owner of 5,075,000 Shares held by MMF, inclusive of 75,000 common shares issuable upon exercise of warrants to purchase common shares. Mr. Bacon controls the general partner of MCM, is the chairman and director of MCA, and is the indirect majority owner of MMF. MCM, the investment manager of MMF, has voting and investment control over the shares held by MMF. MGI and MCA are the sole owners of MMF. KCM, the investment manager of MSV, has voting and investment control over the shares held by MSV. Louis M. Bacon controls KCM and may be deemed the beneficial owner of the shares held by MSV. The business address of MCM, MMF, MGI, MCA, MSV, KCM, and Mr. Bacon is Eleven Times Square, New York, New York 10036. These figures do not reflect the results of the Warrant Redemption.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.
B. Related Party Transactions
Related-Party Lease.
From January 1, 2019 to December 31, 2021, the Company leased certain office space from Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company’s President and Chief Executive Officer. Under the terms of the lease, the Company was required to pay Cdn. $4,500 per month plus applicable taxes, subject to 60 days’ notice of termination. Li-Cycle terminated the lease, effective December 31, 2021. During the twelve months ended October 31, 2021, the Company incurred expenses of $39,866 in relation to this vendor, as compared to $35,505 for the twelve months ended October 31, 2020.
Related-Party Expenses
The Company has engaged Fade In Production Pty. Ltd., which is controlled by certain members of the immediate family of the Executive Chair of Li-Cycle, to provide it with corporate video production services since 2017. During the twelve months ended October 31, 2021, the Company incurred expenses of $145,851 attributable to this vendor, as compared to $42,739 for the twelve months ended October 31, 2020.

The Company has engaged Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company's President and Chief Executive Officer, to provide it with marketing items and employee gifts since April 1, 2020. During the twelve months ended October 31, 2021, the Company incurred expenses of $46,640 attributable to this vendor, as compared to $5,405 for the twelve months ended October 31, 2020.
The Company has engaged Consulero Inc., which is controlled by certain members of the immediate family of the Company's President and Chief Executive Officer, to provide it with technology services since September 1, 2020. During the twelve months ended October 31, 2021, the Company incurred expenses of $103,040 attributable to this vendor, as compared to $46,515 for the twelve months ended October 31, 2020.
Consulting Agreement
On May 1, 2020, Li-Cycle entered into a consulting agreement with Atria Limited (“Atria”), an entity which beneficially owned more than 5% of the outstanding Li-Cycle Corp. Shares at that time, to agree upon and finalize the consideration for certain business development and marketing consulting services that were previously performed on behalf of Li-Cycle from 2018 through April 2020. The fees for such services were agreed at 12,000 common shares of Li-Cycle Corp., payable in installments of 1,000 shares per month. On January 25, 2021, Li-Cycle issued all of the 12,000 shares to Atria as full and final satisfaction of all obligations of Li-Cycle to Atria under the consulting agreement. Atria also directed the issuance of such shares as follows: 8,000 Shares to Atria; 2,000 Shares to Pella Ventures (an affiliated company of Atria); and 2,000 Shares to a director of Li-Cycle Corp. at the time, who is not related to Atria.
Director Consulting Agreements
Under the terms of an agreement dated July 19, 2019 between Li-Cycle and Anthony Tse, Mr. Tse provided consulting services to Li-Cycle in relation to the proposed expansion of its operations in Asia and was entitled to a fee of $4,700 per month for such services. For the twelve months ended October 31, 2021, Mr. Tse was paid aggregate fees under this agreement of $56,400. The consulting agreement was terminated on January 19, 2022.
Under the terms of a consulting agreement dated July 19, 2019 between Li-Cycle and Rick Findlay, for the twelve months ended October 31, 2020, Mr. Findlay was paid aggregate fees of $1,332, using an exchange rate of CA$1.00 = US$0.8073, which was the Bank of Canada noon rate on October 30, 2021. For the twelve months ended October 31, 2021, there were no fees paid. The consulting agreement was terminated on June 25, 2021.
Promissory Notes.
On June 16, 2021, Li-Cycle issued promissory notes (the “Promissory Notes”) for an aggregate principal amount of $7,000,000 as consideration for loans received from entities affiliated with the Chief Executive Officer and the Executive Chair of Li-Cycle, respectively. The Promissory Notes bore interest at the rate of 10% per annum and had a maturity date of December 15, 2023. The Promissory Notes were unsecured and subordinate to indebtedness owing to Li-Cycle’s senior lender, BDC Capital Inc. Li-Cycle had the option of prepaying all or any portion of the principal and accrued interest of the Promissory Notes prior to the maturity date without penalty, subject to certain conditions. On August 17, 2021, Li-Cycle repaid the Promissory Notes and accrued interest in full, for a total of $7,113,151.
Certain Peridot Relationships and Related Person Transactions prior to the Business Combination
In August 2020, the Sponsor acquired 8,625,000 Peridot Class B Shares for an aggregate purchase price of $25,000. In September 2020, the Sponsor transferred 30,000 Peridot Class B Shares to each of Peridot’s independent directors, at the original per share purchase price. Prior to the initial investment in Peridot of $25,000 by the Sponsor, Peridot had no assets, tangible or intangible. The number of Peridot Class B Shares issued was determined based on the expectation that such Peridot Class B Shares would represent 20% of the outstanding shares of Peridot upon completion of Peridot’s initial public offering. In November 2020, the Sponsor forfeited 1,125,000 as a result of the expiration of the underwriter’s option to exercise its overallotment. In connection with the Amalgamation, the Peridot Class B Shares were converted into Class A common shares of Peridot, which were converted into common shares of the Company.
In September 2020, the Sponsor purchased an aggregate of 8,000,000 warrants from Peridot for a purchase price of $1.00 per whole warrant, or an aggregate purchase price of $8,000,000, in a private placement that occurred simultaneously with the closing of Peridot’s initial public offering. Each such warrant entitled the holder to purchase one Peridot Class A Share at a purchase price of $11.50 per share. In connection with the Amalgamation, these warrants were converted into warrants to purchase an equivalent number of the Company’s common shares.
In August 2020, Peridot issued an unsecured promissory note to the Sponsor, pursuant to which Peridot could borrow up to an aggregate principal amount of $300,000. The promissory note was non-interest bearing and payable on the earlier of (i) December 31, 2020 and (ii) the completion of Peridot’s initial public offering. The outstanding balance under the promissory note of $119,331 was repaid at the closing of the initial public offering on September 28, 2020.

In August 2020, Peridot entered into an agreement to pay an affiliate of Peridot’s Sponsor up to $10,000 per month for office space, secretarial and administrative support services. Upon completion of the Business Combination, Peridot ceased paying these monthly fees. For the period from July 31, 2020 through December 31, 2020, Peridot incurred $30,000 in fees for these services, which is included in accrued expenses in the balance sheet as of December 31, 2020.
In connection with Peridot’s initial public offering, Peridot entered into a registration and shareholder rights agreement with respect to certain Peridot securities. Upon consummation of the Business Combination, the registration and shareholder rights agreement was terminated in connection with the execution of the Investor Agreement. For more information, see the section titled “Item 10. Additional Information—C, Material Contracts Investor Agreement.”
In February 2020, as part of the PIPE Financing, Peridot and the Company entered into a Subscription Agreement with an affiliate of the Sponsor, pursuant to which such affiliate of the Sponsor agreed to subscribe for and purchase, and Peridot and the Company agreed to issue and sell to such affiliate, immediately prior to Closing, 2,500,000 common shares for a purchase price of $10.00 per share.
Our Related Party Transaction Policy and Practices
Related Party Transaction Policy.
In connection with the Business Combination, our board of directors adopted a written related party transactions policy that became effective as of the Closing. For purposes of the policy, related party transactions include transactions that would be required to be disclosed under Item 7 of Form 20-F. This includes transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company, (b) unconsolidated enterprises in which the Company has significant influence, or which has significant influence over the Company, (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family, (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families, and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. Shareholders beneficially owning a 10% interest or greater in voting power are deemed to have significant influence.
Employment Agreements.
In accordance with the Business Combination Agreement, upon the consummation of the Business Combination, we entered into employment agreements with certain of our executive officers.
Indemnification Agreements.
The Company has entered into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the by-laws. These agreements, among other things, require the Company to indemnify its directors and executive officers for certain costs, charges and expenses, including attorneys’ fees, judgments, fines and settlement amounts, reasonably incurred by a director or executive officer in any action or proceeding because of their association with the Company or any of its subsidiaries.
C. Interests of Experts and Counsel
Not Applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
For consolidated financial statements and other financial information, see Item 18 of this annual report.
For a discussion of legal proceedings involving the Company, see the section entitled “Item 4. Information on the Company—B. Business Overview—Legal Proceedings,” which is incorporated by reference herein.
Our board of directors will evaluate whether or not to pay dividends and, if so, whether to pay dividends on a quarterly, semi-annual or annual basis, depending on our results, market conditions, contractual obligations, legal restrictions and other factors deemed relevant by the board of directors.
B. Significant Changes

A discussion of significant changes since the date of the annual financial statements is provided under “Item 4. Information on the Company—B. Business Overview—Recent Developments” of this annual report and is incorporated herein by reference.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our common shares and warrants are listed on NYSE under the symbols LICY and LICYW, respectively. Holders of our common shares and warrants should obtain current market quotations for their securities. There can be no assurance that our common shares and/or warrants will remain listed on NYSE. If we fail to comply with the NYSE listing requirements, our common shares and/or warrants could be delisted from NYSE. A delisting of our common shares will likely affect the liquidity of our common shares and could inhibit or restrict our ability to raise additional financing. See the section entitled “Item 3. Key Information—D. Risk Factors—Risks Relating to Ownership of Our Securities—NYSE may delist our securities, which could limit investors’ ability to engage in transactions in our securities and subject us to additional trading restrictions.”
B. Plan of Distribution
Not applicable.
C. Markets
A discussion of all stock exchanges and other regulated markets on which our securities are listed is provided under “—A. Offer and Listing Details” of this annual report and is incorporated herein by reference.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Annual Meetings
Under the OBCA, the Company must hold its first annual meeting of shareholders within 18 months after the date on which it was incorporated, and after that must hold an annual meeting not later than 15 months after the last annual meeting at such time and place in or outside the Province of Ontario as may be determined by the directors of the Company or, in the absence of such a determination, at the place where the registered office of the Company is located.
Board and Shareholder Ability to Call Shareholder Meetings
The by-laws of the Company provide that meetings of the shareholders may be called by the board of directors at any time. In addition, under the OBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition that the directors call a meeting of shareholders for the purposes stated in the requisition. Upon receiving a requisition to call a meeting of shareholders, the directors must, within 21 days after receiving the requisition, call a meeting of shareholders to transact the business stated in the requisition unless a record date has been fixed for a meeting of shareholders and notice of the meeting has been given in accordance with the OBCA; the directors of the Company have called a meeting of shareholder and have given notice of the meeting in accordance with the OBCA; or the business of the meeting as stated in the requisition includes certain matters, including, but not limited to, a proposal the primary purpose of which is to enforce a personal claim or redress a personal grievance against the corporation or its directors, officers or security holders. If the directors do not call such a meeting within 21 days after receiving the requisition, any shareholder who signed the requisition may call the meeting. The corporation must reimburse the requisitioning shareholders for the expenses reasonably incurred by them in requisitioning, calling and holding the meeting unless the shareholders have not acted in good faith and in the interest of the shareholders of the corporation generally.

Shareholder Meeting Quorum
The by-laws of the Company provide that one or more persons who are, or who represent by proxy, one or more shareholders who, in the aggregate, hold at least 33 1/3% of the issued shares of the Company entitled to be voted at the meeting, constitute a quorum at any annual or special meeting of shareholders.
Voting Rights
Under the OBCA, at any meeting of shareholders at which a quorum is present, any action that must or may be taken or authorized by the shareholders, except as otherwise provided under the OBCA, the Company articles or by-laws, may be taken or authorized by an “ordinary resolution,” which is a simple majority of the votes cast by shareholders voting shares that carry the right to vote at general meetings. The Company’s by-laws provide that every motion put to a vote at a meeting of shareholders will be decided by a show of hands unless a ballot is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy. Votes by a show of hands or functional equivalent result in each person having one vote regardless of the number of shares such person is entitled to vote. If voting is conducted by ballot, each person is entitled to one vote for each share such person is entitled to vote.
There are no limitations on the right of non-resident or foreign owners to hold or vote securities imposed by Canadian law or by the charter or other constituent document of the Company.
Shareholder Action by Written Consent
Under the OBCA, shareholder action without a meeting may be taken by a resolution signed by all the shareholders or their attorney authorized in writing entitled to vote on that resolution at a meeting of shareholders. A written resolution of shareholders is as valid as if it had been passed at a meeting of those shareholders. A written resolution of shareholders dealing with all matters required by the OBCA to be dealt with at a meeting of shareholders, and signed by all the shareholders or their attorney authorized in writing entitled to vote on that resolution at that meeting, satisfies all the requirements of the OBCA relating to that meeting of shareholders.
Access to Books and Records and Dissemination of Information
The Company must keep at its registered office, or at such other place in Ontario as designated by the directors of the Company, the documents, copies, registers, minutes and other records which the Company is required by the OBCA to keep at such places. The Company must prepare and maintain, among other specified documents, adequate accounting records. Under the OBCA, any director, shareholder or creditor of the Company may, free of charge, examine certain of the Company’s records during the usual business hours of the Company.
Election and Appointment of Directors
The articles do not provide for the board of directors to be divided into classes.
At any general meeting of shareholders at which directors are to be elected, a separate vote of shareholders entitled to vote will be taken with respect to each candidate nominated for director. Pursuant to the OBCA, any casual vacancy occurring on the board may be filled by a quorum of the remaining directors, subject to certain exceptions. If the Company does not have a quorum of directors, or if there has been a failure to elect the number of directors required by the articles or the OBCA, the directors then in office must forthwith call a special meeting of shareholders to fill the vacancy and, if the directors fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder. Pursuant to the OBCA, where empowered by a special resolution, the directors may, between meetings of shareholders, appoint one or more additional directors, but the number of additional directors may not exceed one and one third times the number of directors required to have been elected at the last annual meeting of shareholders.
The minimum number of directors the Company may have is one and the maximum number of directors is ten, as set out in the articles. The OBCA provides that any amendment to the articles to increase or decrease the minimum or maximum number of directors requires the approval of shareholders by a special resolution.
Removal of Directors
Pursuant to the OBCA, the shareholders may remove any director before the expiration of his or her term of office by ordinary resolution at an annual or special meeting of shareholders, provided that, where the holders of any class or series of shares have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series. In that event, the shareholders may elect, by ordinary resolution, another individual as director to fill the resulting vacancy.
Proceedings of Board of Directors

At all meetings of the board, every question will be decided by a majority of the votes cast and, in the case of an equality of votes, the chair of the meeting will not have a second or casting vote. A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it is as valid as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held.
Requirements for Advance Notification of Shareholder Nominations
Pursuant to the by-laws and subject only to the OBCA, the articles and applicable securities laws, shareholders of record entitled to vote will nominate persons for election to the board only by providing proper notice to the corporate secretary. In the case of annual meetings, proper notice must be given, generally between 30 and 65 days prior to the date of the annual meeting. However, in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) that is the earlier of (i) the date that a notice of meeting is filed for such meeting, and (ii) the date on which the first public announcement of the meeting was made, the notice must be given on the 10th day following the Notice Date. In the case of a special meeting called for the purpose of electing directors and which is not also an annual meeting of shareholders, the notice must be given not later than the close of business on the 15th day following the date that is the earlier of (i) the date that a notice of meeting is filed for such meeting, and (ii) the date on which the first public announcement of the special meeting was made. Such notice must include, among other information, certain information with respect to each shareholder nominating persons for elections to the board, a written consent of each nominee consenting to serve as a director, disclosure about any proxy, contract, arrangement, understanding or relationship pursuant to which the nominating shareholder has a right to vote shares and any other information the Company may reasonably require to determine the eligibility of the nominee to serve as a director.
Approval of Amalgamations, Mergers and Other Corporate Transactions
Under the OBCA, certain corporate actions, such as: (i) amalgamations (other than with certain affiliated corporations); (ii) continuances; (iii) sales, leases or exchanges of all, or substantially all, the property of a corporation other than in the ordinary course of business; (iv) reductions of stated capital for any purpose, including in connection with the payment of special distributions (subject, in certain cases, to the satisfaction of solvency tests); and (v) other actions such as liquidations, or arrangements, must be approved by a special resolution of shareholders.
In certain specified cases where share rights or special rights may be prejudiced or interfered with, a special resolution of shareholders to approve the corporate action in question affecting the share rights or special rights, is also required to be approved separately by the holders of a class or series of shares, including a class or series of shares not otherwise carrying voting rights. In specified extraordinary corporate actions, such as approval of plans of arrangements and amalgamations all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.
Limitations on Director Liability and Indemnification of Directors and Officers
Under the OBCA, no provision in a contract, the articles, the by-laws or a resolution relieves a director or officer from the duty to act in accordance with the OBCA and its related regulations or relieves him or her from liability for a breach of the OBCA or its regulations.
A director is not liable under the OBCA for certain acts if the director exercised the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including reliance, in good faith, on (i) financial statements of the corporation represented to the director by an officer of the corporation or in a written report of the auditor of the corporation to fairly reflect the financial position of the corporation in accordance with generally accepted accounting principles; (ii) an interim or other report of the corporation represented to the director by an officer of the corporation to fairly reflect the financial position of the corporation in accordance with generally accepted accounting principles; (iii) a report or advice of an officer or employee of the corporation, where it is reasonable in the circumstances to rely on the report of advice; or (iv) a report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person.
Under the OBCA, the Company may indemnify its current or former directors or officers or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with the Company or another entity.
The OBCA also provides that the Company may advance monies to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual must repay the monies if the individual does not fulfill the conditions described below.
However, indemnification is prohibited under the OBCA unless the individual (i) acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.
Under the by-laws, the Company will indemnify to the fullest extent permitted by the OBCA (i) any director or officer of the Company; (ii) any former director or officer of the Company; (iii) any individual who acts or acted at the Company’s request as a director or officer, or in a similar capacity, of another entity, against all costs, charges and expenses reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity.
Derivative Suits and Oppression Remedy
Under the OBCA, a complainant (being a current or former director, officer or security holder of a corporation, which includes a beneficial shareholder, and any other person that a court considers to be a proper person to make such an application) of the Company may apply to the Ontario Superior Court of Justice for leave to bring an action in the name and on behalf of the Company or any of its subsidiaries, or to intervene in an existing action to which the Company or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing an action on behalf of the Company or any of its subsidiaries.
No such action may be brought and no intervention in any action may be made unless the complainant has given the requisite notice of the application for leave to the directors of the Company or its subsidiary of the complainant’s intention to apply to the court and the court is satisfied that (i) the directors of the Company or its subsidiary will not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the best interests of the Company or its subsidiary for the action to be brought, prosecuted, defended or discontinued.
Under the OBCA, the court in a derivative action may make any order it thinks fit.
Under the OBCA, a complainant, and, in the case of a public corporation, the Ontario Securities Commission, may apply to the Ontario Superior Court of Justice for any interim or final order the court thinks fit, including, but not limited to, an order restraining the conduct complained of, where the court is satisfied that, in respect of the Company or any of its affiliates, any act or omission of the Company or any of its affiliates effects or threatens to effect a result, the business or affairs of the Company or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner, or the powers of the directors of the Company or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer of the Company.
Exclusive Forum
The by-laws provide that, unless the Company consents in writing to the selection of an alternative forum and except as set out below, the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom will, to the fullest extent permitted by law will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to the Company, any action asserting a claim arising pursuant to any provision of the OBCA or the articles or by-laws, or any action asserting a claim related to the relationships among the Company, its affiliates and their respective shareholders, directors or officers (other than the business carried on by the Company or its affiliates). The by-laws also provide that, notwithstanding the foregoing, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will have exclusive jurisdiction for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. The exclusive forum provision in the by-laws will not apply to actions arising under the Securities Act or the Exchange Act. Investors cannot waive compliance with the U.S. federal securities laws and the rules and regulations thereunder.
Amendment of the Articles, By-laws and Alteration of Share Capital
Under the OBCA, the Company may amend the articles by special resolution. For purposes of the OBCA, a special resolution is a resolution submitted to a special meeting of shareholders duly called for the purpose of considering the resolution and passed at the meeting by at least two-thirds of the votes cast or consented to in writing by all shareholders entitled to vote at such a meeting. A special resolution is generally required to approve corporate matters that may materially affect the rights of shareholders or are of a transformative nature for the corporation, including, but not limited to, changes to the corporation’s authorized capital structure, changes to the rights privileges, restrictions and conditions in respect of any of the corporation’s shares, a change in the corporation’s name, the winding up, dissolution or liquidation of the corporation, and a plan of arrangement with shareholders.
Under the OBCA, the board may, by resolution, make, amend or repeal any by-laws that regulate the business of affairs of the Company. Where the directors make, amend or repeal any by-law, they must submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal. Where a by-law is made, amended or repealed by the directors, the by-law, amendment or repeal is effective from the date of the resolution of the directors until it is confirmed, amended or rejected by shareholders (or, if the directors fail to submit the by-law, amendment or repeal to shareholders, until the date of the shareholders meeting at which it should have been submitted).
C. Material Contracts
Business Combination Agreement
On August 10, 2021, Li-Cycle, Li-Cycle Holdings Corp. (a wholly-owned subsidiary of Li-Cycle prior to the Business Combination) (“Old Li-Cycle Holdings”) and Peridot Acquisition Corp. (“Peridot”) completed the Business Combination pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”).
Pursuant to the terms of the Business Combination, on the closing date of the Business Combination (the “Closing Date”), (i) Peridot and Old Li-Cycle Holdings amalgamated, and in connection therewith, the Class A common shares and warrants to purchase Class A common shares of Peridot converted into an equivalent number of shares and warrants of the amalgamated entity, Li-Cycle Holdings, and the common share in Old Li-Cycle Holdings held by Li-Cycle was exchanged for a share of Li-Cycle Holdings; (ii) the share of Li-Cycle Holdings held by Li-Cycle was purchased for cancellation by Li-Cycle Holdings for cash equal to the subscription price for the common share in Old Li-Cycle Holdings for which such share was exchanged pursuant to the amalgamation; (iii) the preferred shares of Li-Cycle converted into common shares of Li-Cycle; and (iv) Li-Cycle Holdings acquired all of the issued and outstanding common shares of Li-Cycle from Li-Cycle’s shareholders (including Li-Cycle common shares issued upon exercise, cancellation, exchange or settlement of all issued and outstanding equity awards (whether vested or unvested), including pursuant to the Business Combination, but excluding any equity awards that were cancelled and exchanged for equity awards of Li-Cycle Holdings and remained outstanding on the day following the Closing Date of the Business Combination) in exchange for common shares of Li-Cycle Holdings. Pursuant to the Business Combination, Li-Cycle became a wholly-owned subsidiary of Li-Cycle Holdings. Upon consummation of the Business Combination pursuant to the terms of the Business Combination Agreement, the Company’s common shares and warrants to purchase common shares became listed on the NYSE under the symbols LICY and LICYW, respectively.
Upon the closing of the Business Combination and a concurrent $315.5 million private placement of common shares (the “PIPE Financing”), the combined company received $581.9 million of gross transaction proceeds, before deduction of 29.6 million of Peridot's transaction costs and 27.0 million of Li-Cycle's transaction costs.
Li-Cycle Transaction Support Agreements
Concurrently with the execution of the Business Combination Agreement, the Li-Cycle Holders entered into the Li-Cycle Transaction Support Agreements with Peridot (the “Li-Cycle Transaction Support Agreements”), pursuant to which each Li-Cycle Holder agreed to, among other things, (i) vote or cause to be voted (whether in person, by proxy, by action by written consent, as applicable, or as may be required under Li-Cycle’s shareholders agreement or articles of incorporation) their Li-Cycle Shares in favor of the Business Combination Agreement, the Arrangement and certain related transactions; (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to such securities, in each case, on the terms and subject to the conditions set forth in the Li-Cycle Transaction Support Agreements.
Investor Agreement
On August 10, 2021, the Company, the Peridot Class B Holders and the Li-Cycle Holders (collectively for the purposes of this subsection referred to as the “Holders”) entered into the Investor Agreement. Pursuant to the Investor Agreement, the Company is obligated to file a registration statement to register the resale of certain common shares held by the Holders within 30 days after the Closing and to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable after such filing, but no later than the earlier of (i) the 75th day (or the 105th day if the SEC notifies that it will “review” such registration statement) following the Closing Date and (ii) the 15th business day after the date the SEC notified that such registration statement will not be “reviewed” or will not be subject to further review. In addition, pursuant to the terms of the Investor Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that the Company file a registration statement on Form F-3 (or on Form F-1 if Form F-3 is not available) to register the securities of the Company held by such Holders, and each may specify that such demand registration take the form of an underwritten offering, in each case subject to limitations on the number of demands and underwritten offerings that can be requested by each Holder, as specified in the Investor Agreement. Holders will also have “piggy-back” registration rights, subject to certain requirements and customary conditions. The Investor Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the Holders against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

The Investor Agreement further provides that the securities of the Company held by the Peridot Class B Holders and Li-Cycle Holders will be subject to certain transfer restrictions until (i) with respect to the Peridot Class B Holders, the earliest of (a) one year after the Closing and (b) (x) the last consecutive trading day where the last reported sale price of the Company shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of its public shareholders having the right to exchange their common shares for cash, securities or other property, and (ii) with respect to the Li-Cycle Holders, 180 days following the Closing.
Under the Investor Agreement, the Sponsor will also have the right to designate for nomination a number of directors to the Company's board as follows: (i) during any time that the Sponsor and its affiliates collectively beneficially own at least 50% of the number of shares of the Company held by them on the date of Closing, two directors or (ii) during any time that the Sponsor and its affiliates do not collectively satisfy the test set forth in the preceding clause (i) but do collectively beneficially own at least 25% of the number of shares of the Company held by them on the date of Closing, one director.
Subscription Agreements
Contemporaneously with the execution of the Business Combination Agreement, Subscription Agreements were entered into by and among each PIPE Investor, Peridot, and NewCo. Peridot obtained commitments from the PIPE Investors to purchase common shares for a purchase price of $10.00 per share for aggregate gross proceeds of $315,490,000. Certain offering related expenses are payable by Peridot under the Subscription Agreements, including customary fees payable to the placement agents. The purpose of the sale of common shares to the PIPE Investors under the Subscription Agreements was to raise additional capital for use in connection with the Business Combination.
The common shares sold to the PIPE Investors were identical to the common shares that were held by our other shareholders at the time of the Closing, except that when initially issued by Peridot, such shares were restricted securities. The PIPE Financing occurred on the date of, and immediately prior to, the consummation of the Business Combination.
The closing of the PIPE Financing was subject to customary conditions, including, among other conditions, the Company agreed to, as soon as practicable (but in any case no later than 30 calendar days after the consummation of the Business Combination), file with the SEC (at its sole cost and expense) a registration statement registering the resale of the shares received by the PIPE Investors in the PIPE Financing, and to use its commercially reasonable efforts to have such resale registration statement declared effective as soon as practicable after the filing thereof.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, the Sponsor and the other holders of the certain shares of Peridot (the "Founder Shares") entered into the Sponsor Letter Agreement with Peridot, Li-Cycle and NewCo, pursuant to which the such holders agreed to, among other things, (i) vote or cause to be voted (whether in person, by proxy or by action by written consents, as applicable) all of their Founder Shares in favor of the Business Combination; (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) waive the anti-dilution protection with respect to the Founder Shares (whether resulting from the PIPE Financing or otherwise), in each case, on the terms and subject to the conditions set forth in Sponsor Letter Agreement. In addition, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement, the Sponsor has agreed to forfeit a specified number of its Founder Shares if requested by Li-Cycle in the event that the Minimum Cash Condition (as specified in the Business Combination Agreement) is not met.
Warrant Agreement
The Company agreed that, as soon as practicable, but in no event later than 20 business days after the Closing, we would use our commercially reasonable efforts to file a registration statement with the SEC covering the common shares issuable upon exercise of the warrants. The Company also agreed to use our best efforts to cause the registration statement to become effective within 60 business days following the Closing and to maintain a current prospectus relating to such common shares until the warrants expire or are redeemed. The warrants expire on August 10, 2026, at 5:00 p.m., New York City time, or earlier upon redemption.
If a registration statement covering the common shares issuable upon exercise of the warrants is not effective within 60 days after the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis.
LG Subscription Agreements
On December 14, 2021, Li-Cycle Holdings Corp. (the “Company”) announced the entry into a non-binding letter of intent with each of LG Energy Solution, Ltd. (“LGES”) and LG Chem, Ltd. (“LGC”) (the “Letter of Intent”) setting forth proposed terms of a potential nickel-bearing lithium-ion battery scrap supply and nickel sulphate offtake arrangement between the Company, LGES and Traxys North America LLC and a potential nickel sulphate offtake arrangement between the Company, LGC and Traxys North America LLC (the “Offtake Agreements”). The Company has also entered into Subscription Agreements (the “Subscription Agreements” and each, a “Subscription Agreement”) with each of LGES and LGC, pursuant to which each of LGES and LGC has agreed, subject to the satisfaction of certain conditions, including execution of the Offtake Agreements on or prior to March 13, 2021, to subscribe for 2,208,480 of the Company’s common shares (the “common shares”) (the “Acquired Shares”) for an aggregate purchase price of $50,000,000 in transactions exempt from registration under the Securities Act (the “Subscription”).
The closing of the Subscription is subject to certain conditions, including, among others, that LGES, the Company and Traxys North America LLC on the one hand, and LGC, the Company and Traxys North America LLC on the other, shall have entered prior to March 13, 2022 into the Offtake Agreements.
Each Subscription Agreement may be terminated prior to the closing of the Subscription (i) by the mutual written agreement of each of the parties to the relevant Subscription Agreement, (ii) if any final judgment, order, law rule or regulation is enacted that prohibits the consummation of the Subscription, (iii) by LGES or LGC, as applicable, subject to certain conditions, if the Company breaches certain provisions of the relevant Subscription Agreement, (iv) by the Company, subject to certain conditions, if LGES or LGC, as applicable, breaches certain provisions of the relevant Subscription Agreement and (v) by either LGES or LGC, as applicable, or the Company if closing of the Subscription has not been consummated on or before March 13, 2022.
The Company has granted certain registration rights to LGES and LGC under the Subscription Agreements. The Company agreed to file with the SEC within 30 days of the closing of the Subscription a registration statement covering the resale of the Acquired Shares. The Company is required to use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as practicable and no later than the earlier of (A) 60 days after the closing of the Subscription (or 90 days after the closing of the Subscription if the SEC notifies the Company that it will review the registration statement) or (B) 10 business days after the SEC notifies the Company in writing that it will not review the registration statement. The Company agreed to keep the registration statement (or another shelf registration statement covering the Acquired Shares) effective until the earlier of (x) the third anniversary of the closing of the Subscription or (y) the date on which LGES or LGC, as applicable, ceases to hold any of the Acquired Shares.
Standstill Agreement
On December 13, 2021, the Company, LGES and LGC entered into a Standstill Agreement (the “Standstill Agreement”), which restricts LGES, LGC and each of their respective subsidiaries from taking certain actions until LGES and its subsidiaries or LGC and its subsidiaries, as applicable, cease to beneficially own or control voting securities of the Company having voting rights equal to or greater than 50% of the voting rights attached to the Acquired Shares to be acquired by each of LGES and LGC under the applicable Subscription Agreement (the “Standstill Period”). The obligations of LGES and LGC under the Standstill Agreement are separate such that the termination of the Standstill Period applicable to one party shall not necessarily result in the termination of the Standstill Period applicable to the other party. The actions that LGES, LGC and any of their respective subsidiaries are restricted from taking during the Standstill Period include, among others, (A) the acquisition of additional voting securities or of any debt, material assets or material businesses of the Company, (B) any tender or exchange offer, take-over bid, merger, business combination and certain other transactions involving the Company and its securities, (C) any solicitation of proxies or votes or other attempt to influence votes by any holder of the Company’s securities and (D) formation of a “group” (as defined under the Securities Exchange Act of 1934) with respect to the Company’s securities.
The foregoing descriptions of the Subscription Agreements and the Standstill Agreement do not purport to describe all the terms and provisions thereof and are qualified in their entirety by reference to the full text of those agreements, copies of which are included as exhibits to this annual form.
Other Material Contracts
Other material contracts of the Company are described elsewhere in this annual report or in the information incorporated by reference herein.
D. Exchange Controls
There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of common shares, other than withholding tax
E. Taxation
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary based on present law of certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) of common shares and warrants. This discussion is not a complete description of all tax considerations that may be relevant to a U.S. Holder of common shares or warrants; it is not a substitute for tax advice. It applies only to U.S. Holders that will hold common shares or warrants as capital assets and use the U.S. dollar as their functional currency. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of a U.S. Holder’s particular circumstances, including U.S. Holders subject to special rules, such as banks or other financial institutions, insurance companies, tax-exempt entities, dealers, traders in securities that elect to mark-to-market, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations), U.S. expatriates, persons liable for the alternative minimum tax, persons that directly, indirectly or constructively, own 5% or more of the total combined voting power of the Company’s stock or of the total value of the Company’s equity interests, investors that will hold common shares or warrants in connection with a permanent establishment or fixed base outside the United States, or investors that will hold securities as part of a hedge, straddle, conversion, constructive sale or other integrated financial transaction. This summary also does not address U.S. federal taxes other than the income tax (such as estate or gift taxes) or U.S. state and local, or non-U.S. tax laws or considerations.

As used in this section, “U.S. Holder” means a beneficial owner of common shares or warrants that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

The U.S. federal income tax treatment of a partner in a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds common shares or warrants generally will depend on the status of the partner and the activities of the partnership. Partnerships that hold common shares or warrants should consult their own tax advisors regarding the specific U.S. federal income tax consequences to their partners of the partnership’s ownership and disposition of common shares or warrants..
U.S. federal income tax consequences of U.S. Holders of common shares and warrants
Taxation of dividends and other distributions on our common shares
Subject to the discussion below under “— Passive Foreign Investment Company rules,” the gross amount of any distribution of cash or property (other than certain pro rata distributions of ordinary stock) with respect to common shares will be included in a U.S. Holder’s gross income as ordinary income from foreign sources when actually or constructively received. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends received from a “qualified foreign corporation” by eligible non-corporate U.S. Holders that satisfy a minimum holding period and certain other requirements generally will be taxed at the preferential rate applicable to qualified dividend income. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on NYSE will be considered readily tradable on an established securities market in the United States. There can be no assurance, however, that common shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of the Company’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. The Company will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Rules.”

Dividends paid in a currency other than U.S. dollars will be included in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt, whether or not the currency is converted into U.S. dollars at that time. A U.S. Holder’s tax basis in the non-U.S. currency will equal the U.S. dollar amount included in income. Any gain or loss realized on a subsequent conversion or other disposition of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss. If dividends paid in a currency other than U.S. dollars are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by the Company may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on the — common shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Dividends received by certain non-corporate U.S. Holders generally will be included in “net investment income” for purposes of the Medicare contribution tax.

Taxation of dispositions of common shares and warrants
Subject to the discussion below under “— Passive Foreign Investment Company rules,” a U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of common shares or warrants in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis in the disposed common shares or warrants. Any gain or loss generally will be treated as arising from U.S. sources and will be long-term capital gain or loss if the U.S. Holder’s holding period exceeds one year. Deductions for capital loss are subject to significant limitations.
It is possible that Canada may impose an income tax upon sale of common shares or warrants. Because gains generally will be treated as U.S. source gain, as a result of the U.S. foreign tax credit limitation, any Canadian income tax imposed upon capital gains in respect of common shares or warrants may not be currently creditable unless a U.S. Holder has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket. U.S. Holders should consult their tax advisors regarding the application of Canadian taxes to a disposition of common shares and their ability to credit a Canadian tax against their U.S. federal income tax liability.

Capital gains from the sale or other disposition of common shares or warrants received by certain non-corporate U.S. Holders generally will be included in “net investment income” for purposes of the Medicare contribution tax.
Passive Foreign Investment Company rules
Based on the composition of the Company’s current gross assets and income and the manner in which the Company expects to operate its business in future years, the Company believes that it should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for its current taxable year and does not expect to be so classified in the foreseeable future. In general, a non-U.S. corporation will be a PFIC for any taxable year in which, taking into account a pro rata portion of the income and assets of 25% or more owned subsidiaries, either (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average quarterly value of its assets are assets that produce, or are held for the production of, passive income or which do not produce income. For this purpose, passive income generally includes, among other things and subject to various exceptions, interest, dividends, rents, royalties and gains from the disposition of assets that produce passive income. Whether the Company is a PFIC is a factual determination made annually, and the Company’s status could change depending among other things upon changes in the composition and relative value of its gross receipts and assets. Because the market value of the Company’s assets (including for this purpose goodwill) may be measured in large part by the market price of the common shares, which is likely to fluctuate, no assurance can be given that the Company will not be a PFIC in the current year or in any future taxable year.

If the Company were a PFIC for any taxable year in which a U.S. Holder holds common shares or warrants, such U.S. Holder would be subject to additional taxes on any excess distributions and any gain realized from the sale or other taxable disposition of common shares or warrants (including certain pledges) regardless of whether the Company continues to be a PFIC. A U.S. Holder will have an excess distribution to the extent that distributions on common shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Holder’s holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period, (ii) the amount allocated to the current taxable year and any year before the Company became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If, as is not expected to be the case, the Company were a PFIC for any taxable year in which a U.S. Holder holds common shares, a U.S. Holder may be able to avoid some of the adverse impacts of the PFIC rules described above by electing to mark common shares to market annually. The election is available only if the common shares are considered “marketable stock,” which generally includes stock that is regularly traded in more than de minimis quantities on a qualifying exchange (which includes NYSE). If a U.S. Holder makes the mark-to-market election, any gain from marking common shares to market or from disposing of them would be ordinary income. Any loss from marking common shares to market would be recognized only to the extent of unreversed gains previously included in income. Loss from marking common shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of mark-to-market gains previously included in income. No assurance can be given that the common shares will be traded in sufficient frequency and quantity to be considered “marketable stock.” A valid mark-to-market election cannot be revoked without the consent of the IRS unless the common shares cease to be marketable stock. Currently, a mark-to-market election may not be made with respect to warrants to acquire common shares.

As an alternative, if the Company were to be treated as a PFIC, a U.S. Holder may avoid the excess distribution rules described above in respect of common shares (but not warrants) by electing to treat the Company (for the first taxable year in which the U.S. Holder owns any common shares) and any lower-tier PFIC (for the first taxable year in which the U.S. Holder is treated as owning an equity interest in such lower-tier PFIC) as a “qualified electing fund” (a “QEF”). If a U.S. Holder makes an effective QEF election with respect to the Company (and any lower-tier PFIC), the U.S. Holder will be required to include in gross income each year, whether or not the Company makes distributions, as capital gains, its pro rata share of the Company’s (and such lower-tier PFIC’s) net capital gains and, as ordinary income, its pro rata share of the Company’s (and such lower-tier PFIC’s) net earnings in excess of its net capital gains. U.S. Holders can make a QEF election only if the Company (and each lower-tier PFIC) provides certain information, including the amount of its ordinary earnings and net capital gains determined under U.S. tax principles. A U.S. Holder may not make a QEF election with respect to its warrants to acquire common shares. The Company has not determined whether it will provide U.S. Holders with this information if it determines that it is a PFIC.

U.S. Holders of common shares and warrants should consult their own tax advisors concerning the Company’s possible PFIC status and the consequences to them if the Company were classified as a PFIC for any taxable year.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize taxable gain or loss from the acquisition of common shares upon exercise of a warrant for cash. A U.S. Holder’s tax basis in the common shares received upon exercise of the warrant generally will be an amount equal to the U.S. Holder’s basis in the warrant and the exercise price. A U.S. Holder’s holding period for the common shares received upon exercise of the warrants will begin on the date following the date of exercise (or possibly the date of exercise) of the warrants and will not include the period during which the U.S. Holder held the warrants. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to its tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the common share received would equal its basis in the warrant. If the cashless exercise were treated as not being a gain realization event, a U.S. Holder’s holding period in the common shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the common shares would include the holding period of the warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of common shares having a value equal to the exercise price for the total number of warrants to be exercised. A U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the common shares represented by the warrants deemed surrendered and its tax basis in the warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the common shares received would equal the sum of the fair market value of the common shares represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants exercised. A U.S. Holder’s holding period for the common share would commence on the date following the date of exercise (or possibly the date of exercise) of the warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares of common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the U.S. Holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of common shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of common shares which is taxable to the U.S. Holders of such shares as described under “— Taxation of dividends and other distributions on our common shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if a U.S. Holder received a cash distribution from the Company equal to the fair market value of such increased interest.

Information Reporting and Backup Withholding
Dividends on common shares and proceeds from the sale or other disposition of common shares and warrants may be reported to the IRS unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting. Any amount withheld may be credited against the holder’s U.S. federal income tax liability subject to certain rules and limitations. U.S. Holders should consult with their own tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

Certain non-corporate U.S. Holders are required to report information with respect to common shares and warrants not held through an account with a domestic financial institution to the IRS. U.S. Holders that fail to report required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors about these and any other reporting obligations arising from their investment in common shares or warrants.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR U.S. HOLDER. EACH U.S. HOLDER OF COMMON SHARES AND WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF COMMON SHARES AND WARRANTS IN LIGHT OF THE U.S. HOLDER’S OWN CIRCUMSTANCES.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”), as of the date hereof, that are generally applicable to a beneficial owner of common shares or warrants who, at all relevant times, for the purposes of the Tax Act and any applicable tax treaty or convention: (i) is not, and is not deemed to be, resident in Canada, (ii) deals at arm’s length with the Company and is not affiliated with the Company; and (iii) does not use or hold, and is not deemed to use or hold, the common shares or warrants, or any common shares acquired on the exercise of the warrants (collectively, the “Securities”), in connection with, or in the course of carrying on, a business in Canada (each a “Non-Canadian Holder”). For the purposes of the following summary, the term “common shares” will include any common shares acquired upon the exercise of warrants acquired by a Non-Canadian Holder.

Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Canadian Holders should consult their own tax advisors.

This summary does not address any income tax considerations relevant to the acquisition, holding, disposition or conversion of the Spring Creek Capital Convertible Note into common shares or the payment of any amount of principal or interest on the Spring Creek Capital Convertible Note. This summary is not applicable to a Non-Canadian Holder that has acquired common shares on the exercise or surrender of an employee stock option, pursuant to the Incentive Plan, or otherwise in connection with his or her employment..

All such persons should consult their own tax advisors with respect to the Canadian federal income tax consequences to them, which may differ materially from the discussion provided in this summary.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof and an understanding of the current administrative policies published in writing by the Canada Revenue Agency (“CRA”) prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative policies, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Canadian Holder. Accordingly, Non-Canadian Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Securities must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the exchange rate quoted by the Bank of Canada on the date such amounts first arose, or such other rate of exchange as is acceptable to the CRA.
Adjusted cost base of the Securities

The adjusted cost base of a Security to a Non-Canadian Holder will generally include all amounts paid by the Non-Canadian Holder for the Security. When common shares or warrants are acquired by a Non-Canadian Holder who already owns common shares or warrants, the cost of newly acquired common shares or warrants will generally be averaged with the adjusted cost base of all common shares or warrants, respectively, held by the Non-Canadian Holder as capital property immediately prior to the acquisition for the purpose of determining the Non-Canadian Holder’s adjusted cost base of a common share or warrant, as the case may be, held by such Non-Canadian Holder.
Exercise of warrants

No gain or loss will be realized by a Non-Canadian Holder of a warrant on the exercise of a warrant to acquire a common share. When a warrant is exercised, the Non-Canadian Holder’s cost of the common share acquired pursuant to the exercise thereof will be equal to the adjusted cost base of the warrant to such Non-Canadian Holder, plus the amount paid on the exercise of the warrant. For the purpose of computing the adjusted cost base to a Non-Canadian Holder of each common share acquired on the exercise of a Warrant, the cost of such common share must be averaged with the adjusted cost base to such Non-Canadian Holder of all other common shares (if any) held by the Non-Canadian Holder as capital property immediately prior to the exercise of the warrant. A “cashless exercise” of a warrant pursuant to its terms likely results in a disposition of the warrant, which will be subject to the tax treatment described below under “Disposition of Securities.” Non-Canadian Holders should consult their own tax advisors with respect to the tax consequences to them of a “cashless exercise” of warrants.
Dividends

Dividends paid or credited, or deemed to be paid or credited, on common shares to a Non-Canadian Holder generally will be subject to Canadian withholding tax. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate may be subject to reduction under the provisions of an applicable income tax treaty. A Non-Canadian Holder who is resident in the United States for the purposes of the Canada-United States Tax Convention, fully entitled to the benefits of such convention and the beneficial owner of the dividends, will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.

Disposition of Securities

A Non-Canadian Holder who disposes or is deemed to dispose of a Security in a taxation year will not be subject to tax in Canada, unless the Security is, or is deemed to be, “taxable Canadian property” to the Non-

Canadian Holder at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty between Canada and the country in which the Non-Canadian Holder is resident.

Provided the common shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the NYSE), at the time of disposition, the common shares generally will not constitute taxable Canadian property of a Non-Canadian Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder did not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource property” (as defined in the Tax Act), (c) “timber resource property” (as defined in the Tax Act), or (d) an option in respect of, an interest in, or for civil law rights in, property described in any of (a) through (c), whether or not such property exists.

In the case of the warrants, warrants would generally be “taxable Canadian property” to a Non-Canadian Holder at a particular time if, at any time in the previous 60 months: (a) the Non-Canadian Holder held warrants that provided such Non-Canadian Holder with the right to acquire 25% or more of the issued common shares or the Non-Canadian Holder held shares of the Company at that time that satisfy the requirement in paragraph (i) above; and (b) the requirement in paragraph (ii) above is satisfied at that time.

Notwithstanding the foregoing, a Security may otherwise be deemed to be taxable Canadian property to a Non-Canadian Holder for purposes of the Tax Act in certain limited circumstances.

Non-Resident Holders who dispose of Securities that are taxable Canadian property should consult their own tax advisors with respect to the requirement to file a Canadian income tax return in respect of the disposition in their particular circumstances.

F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
Documents concerning the Company referred to in this annual report may be inspected at the principal executive offices of the Company at 207 Queen’s Quay West, Suite 590, Toronto, ON, M5J 1A7, Canada or as otherwise set out in this annual report.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
Information regarding quantitative and qualitative disclosure about market risk is included in the section entitled “Item 5. Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None, except as described elsewhere in this annual report or in the information incorporated by reference herein.
ITEM 15. CONTROL AND PROCEDURES
A. Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
B. Management’s Report on Internal Controls over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
Prior to August 10, 2021, Li-Cycle was a private company and we addressed our internal control over financial reporting with internal accounting and financial reporting personnel and other resources.
In the course of preparing for the Business Combination with Peridot Acquisition Corp, Li-Cycle identified material weaknesses in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Li-Cycle’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.
Li-Cycle did not have in place i) an effective control environment with formal processes and procedures and ii) an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions, that would identify errors in a timely manner, including in areas such as revenue recognition, inventory, related party arrangements, financing transactions and business combination transactions. Li-Cycle did not design or maintain effective controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with IFRS. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively.
We have taken steps to address these material weaknesses and expect to continue to implement the remediation plan, which we believe will address their underlying causes. We have engaged external advisors with subject matter expertise and additional resources to provide assistance in assessing the control environment and expect to further engage these external advisors to provide assistance with all elements of the internal controls over financial reporting program, including: performance of a risk assessment; documentation of process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We also expect to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. We are evaluating the longer-term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. We have made some upgrades to our enterprise resource planning (“ERP”) system and work on further upgrades is ongoing with the intent to further customize and enhance system functionality. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We will provide an update on the progress of the remediation on a quarterly basis.
C. Attestation Report of Registered Public Accounting Firm
This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Furthermore, the Company is an emerging growth company, and therefore is exempt from the requirement of an attestation report of its registered public accounting firm while it is an emerging growth company.
D. Effect of Changes in Internal Controls Over Financial Reporting
During the period covered by this annual report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Scott Prochazka, the chair of the Audit Committee of our board of directors, is an “Audit Committee financial expert” as defined by Item 16A of Form 20-F. All members of the Audit Committee are independent directors as required by applicable NYSE listing rules, SEC rules, and NI 52-110.
ITEM 16B. CODE OF ETHICS
The board has adopted a Code of Conduct applicable to all of our directors, officers, employees and agents, including our President and Chief Executive Officer, Executive Chairman, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under NI 58-101. The Code of Conduct sets out the Company’s fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the Code of Conduct is to provide guidelines for maintaining the Company’s integrity, reputation and honesty with a goal of honoring others’ trust in us at all times.
The full text of the Code of Conduct is posted our website at www.li-cycle.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Conduct applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firm (Deloitte LLP) for the last two fiscal years, including the fees billed for professional services rendered to the Company from the Company’s inception on July 31, 2020 through October 31, 2021, and the fees billed for professional services rendered to Li-Cycle for each of the two years ended October 31, 2021 and 2020. The fees were billed in Canadian dollars and were converted to U.S. dollars at the Bank of Canada average exchange rate of CA$1.00=US$0.7955 and CA$1.00=US$0.7435 for the fiscal year ended October 31, 2021 and 2020, respectively.

	For the Year Ended October 31,
	2021	2020
	($)
Audit Fees	2,019,244	41,383
Audit-Related Fees	—	—
Tax Fees	646,683	81,826
All Other Fees	—	—
Total	2,665,927	123,209
Audit Fees
Audit fees consist of audit services billed related to the audit and interim reviews of financial statements; and services related to comfort letters, consents and other services related to Security and Exchange Commission (“SEC”) matters.
Audit-Related Fees
None.

Tax Fees
Tax fees consist of tax compliance and tax planning advice. Tax compliance services consisted of Federal, state and local income tax return assistance and Transfer pricing documentation. Tax planning services included advice related to structuring certain proposed mergers, acquisitions and disposals and advice related to the alteration of employee benefit plans.
All Other Fees

None
Audit Committee Pre-Approval
Our Audit Committee pre-approves auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to certain de minimis exceptions provided by law or regulation). Audit Committee pre-approval of audit and non-audit services is not required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the Audit Committee. There were no services approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
We do not rely on any exemptions from the independence standards for our Audit Committee.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
Not applicable.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Our Audit Committee conducted a review process to consider the selection of the Corporation’s independent registered public accounting firm for its 2022 fiscal year, which has resulted in the selection of KPMG LLP (“KPMG”) as the Company’s new external auditor.

Resignation/Dismissal of independent registered public accounting firm
On January 31, 2022, the Company, upon the recommendation of the Audit Committee and the approval of the Board, dismissed Deloitte LLP (“Deloitte”) as its independent registered public accounting firm. Deloitte’s resignation is subject to the completion of Deloitte’s audit of the Company’s financial statements for the fiscal year ending October 31, 2021, and Deloitte has continued to provide audit services for the fiscal year ended October 31, 2021 and the filing of the Company’s Annual Report on Form 20-F.

The reports of Deloitte on the Company’s consolidated financial statements for the past two fiscal years did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company’s financial statements for each of the two fiscal years ended October 31, 2021, and 2020, there were no disagreements with Deloitte on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the matter in their report and there were no reportable events.

On January 31, 2022, the Company provided Deloitte with a copy of the disclosures it is making herein, and requested that Deloitte furnish it with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of the letter from Deloitte dated January 31, 2022, is filed as Exhibit 15.2 to this Report on Form 20-F.

Engagement of new independent public accounting firm
On January 31, 2022, the Board, acting on the recommendation of the Audit Committee, appointed KPMG as the Company’s external auditor for its 2022 fiscal year to replace Deloitte as the Company’s independent registered public accounting firm for the fiscal year ending October 31, 2022.

During the fiscal years ended October 31, 2021 and October 31, 2020 and through the date hereof, neither the Company nor anyone on its behalf has consulted with KPMG regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F and the related instructions; or (iii) any reportable event within the meaning of Item 16F(a)(1)(v) of Form 20-F.

The appointment of KPMG is subject to shareholder approval at the Company’s 2022 annual meeting of shareholders.
ITEM 16G. CORPORATE GOVERNANCE
We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Canada requirements in lieu of certain

NYSE corporate governance rules. We generally intend to comply with the rules applicable to U.S. domestic companies listed on the NYSE, but may use foreign private issuer exemptions with respect to some of the NYSE listing requirements. Following Canadian governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18.
ITEM 18. FINANCIAL STATEMENTS
The financial statements of the Company are included in this Annual Report in exhibit 99.2.
ITEM 19. EXHIBITS
EXHIBIT INDEX

Exhibit No.	Description

1.1
Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 1.2 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

1.2	Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 1.2 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**
2.1
Specimen Common Share Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

2.2	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**
2.3
Warrant Agreement, dated as of September 23, 2020, between Continental Stock Transfer & Trust Company and Peridot Acquisition Corp. (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

2.4
Warrant Amendment Agreement and Form of Warrant Certificate, dated as of August 10, 2021, by and among Peridot Acquisition Corp., the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

2.5	Description of Securities
4.1††
Business Combination Agreement, dated as of February 15, 2021, by and among Peridot Acquisition Corp., Li-Cycle Corp. and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

4.2
Form of Subscription Agreement (Institutional Investor Form) (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

4.3
Form of Subscription Agreement (Director Form) (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

4.4
Sponsor Letter Agreement, dated as of February 15, 2021, among Peridot Acquisition Corp., Li-Cycle Corp., the Company, Peridot Acquisition Sponsor, LLC and the other individuals party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021)**

4.5
Form of Transaction Support Agreement, dated as of February 15, 2021, among Peridot Acquisition Corp. and the Li-Cycle shareholder party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

4.6
Li-Cycle Holdings Corp. 2021 Incentive Award Plan (incorporated by reference to Exhibit 4.5 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

4.7†
Li-Cycle Holdings Corp. 2021 Incentive Award Plan Sub-Plan for Canadian Participants (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-8 (File No. 333-261568) filed with the SEC on December 9, 2021).*

4.8†
Form of Li-Cycle Holdings Corp. 2021 Employee Share Purchase Plan (incorporated herein by reference to Exhibit 4.8 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

4.9†	Form of Option Grant Notice and Agreement under the Li-Cycle Holdings Corp. 2021 Incentive Award Plan
4.10†	Form of RSU Award Grant Notice and Agreement under the Li-Cycle Holdings Corp. 2021 Incentive Award Plan
4.11†††	Refined Products — Amended and Restated Marketing, Logistics and Working Capital Agreement, dated December 15, 2021, between Traxys North America LLC and Li-Cycle Americas Corp.
4.12†††	Black Mass — Amended and Restated Marketing, Logistics and Working Capital Agreement, dated December 15, 2021, between Traxys North America LLC and Li-Cycle Americas Corp.
4.13	Letter Agreement, dated December 15, 2021, between Traxys North America LLC and Li-Cycle Holdings Corp.
4.14
Letter of Offer of Financing granted to Li-Cycle Corp. by Business Development Bank of Canada, dated December 16, 2019 (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

4.15
Ground Lease Agreement by and between Li-Cycle North America Hub, Inc. and Ridgeway Properties I, LLC dated August 3, 2021 and Guaranty of Li-Cycle Holdings Corp. guaranteeing the obligations of North America Hub, Inc. thereunder (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on August 12, 2021).**

4.16
Investor and Registration Rights Agreement among the Company and the parties named therein (incorporated by reference to Exhibit 4.9 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

4.17
Convertible Note, dated September 29, 2021, issued by Li-Cycle Holdings Corp. to Spring Creek Capital, LLC (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1 (File No. 333-259895) filed with the SEC on September 30, 2021).**

4.18
Note Purchase Agreement, dated September 29, 2021, by and between Li-Cycle Holdings Corp. and Spring Creek Capital, LLC (incorporated by reference to Exhibit 10.28 to the Company’s Registration Statement on Form F-1 (File No. 333-259895) filed with the SEC on September 30, 2021).**

4.19
Standstill Agreement, dated September 29, 2021, by and between Li-Cycle Holdings Corp. and Koch Strategic Platforms, LLC and Spring Creek Capital, LLC (incorporated by reference to Exhibit 10.29 to the Company’s Registration Statement on Form F-1 (File No. 333-259895) filed with the SEC on September 30, 2021).**

4.20
Li-Cycle Corp. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-261568) filed with the SEC on December 9, 2021).**

4.21
Li-Cycle Corp. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File No. 333-261568) filed with the SEC on December 9, 2021).**

4.22
Li-Cycle Holdings Corp. 2021 Incentive Award Plan Sub-Plan for Canadian Participants (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-8 (File No. 333-261568) filed with the SEC on December 9, 2021).**

4.23
Subscription Agreement, dated December 13, 2021, by and between Li-Cycle Holdings Corp. and LG Energy Solution, Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on December 14, 2021).**

4.24
Subscription Agreement, dated December 13, 2021, by and between Li-Cycle Holdings Corp. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on December 14, 2021).**

4.25
Standstill Agreement, dated December 13, 2021, by and between Li-Cycle Holdings Corp., LG Energy Solution, Ltd. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on December 14, 2021).**

8.1	List of Subsidiaries of the Company
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
15.1	Consent of Deloitte LLP.
15.2	Deloitte Letter to SEC re: Change of Auditor

99.2
Audited Annual Consolidated Financial Statements for the years ended October 31, 2021, 2020 and 2019 and notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon

99.3	Management’s Discussion and Analysis of the Company for the year ended October 31, 2021
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
____________

** Previously filed.

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
January 31, 2022

LI-CYCLE HOLDINGS CORP.
/s/ Ajay Kochhar
By:
Name: Ajay Kochhar
Title: Chief Executive Officer