Form 20-F/A
period 2021-10-31
Li-Cycle Holdings Corp.
filed 2023-01-27
CIK 1828811

As filed with the Securities and Exchange Commission on January 27, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F/A
(Amendment No. 1)

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
No
t applicable.
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
of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.    ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).    ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item  17    ☐  Item    18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒

LI-CYCLE HOLDINGS CORP.

-i-

EXPLANATORY NOTE

Li-Cycle Holdings Corp. (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F for the year ended October 31, 2021 (the “Original Form 20-F” and together with this Amendment No. 1, the “Form 20-F Filings”), as filed with the United States Securities and Exchange Commission (the “SEC”) on January 31, 2022 (the “Original Filing Date”), to amend and restate (i) the sections entitled “Disclosure Controls and Procedures” and “Internal Controls Over Financial Reporting” contained in Part I, Item 5, “Operating and Financial Review and Prospects” included as Exhibit 99.3 to the Original Form 20-F and (ii) Part II, Item 15, “Controls and Procedures”, in each case, with respect to the conclusion of management regarding the effectiveness of the Company’s disclosure controls and procedures as of October 31, 2021.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), this Amendment No. 1 also includes as exhibits the certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Amendment No. 1, paragraph 3 of the certifications has been omitted. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) because no financial statements are filed with this Amendment No. 1.

This Amendment No. 1 speaks as of the Original Filing Date of the Original Form 20-F (unless otherwise noted or as the context otherwise requires). Except as described above, no changes have been made to the Original Form 20-F, and this Amendment No. 1 does not modify, amend or update the financial or other information contained in the Original Form 20-F. This Amendment No. 1 does not reflect any events that have occurred on or after the Original Filing Date. Among other things, the Company has not revised forward-looking statements made in the Original Form 20-F to reflect events that occurred or facts that became known to the Company after the Original Filing Date. Therefore, this Amendment No. 1 should be read in conjunction with the Original Form 20-F and any other documents that the Company has filed with the Securities and Exchange Commission (the “SEC”) on or after the Original Filing Date.

In this Amendment No. 1, Li-Cycle Holdings Corp. (together with its subsidiaries) is referred to as the “Company,” “Li-Cycle,” “we,” “us,” or “our.”

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Management’s discussion and analysis of the Company are included in the Original Form 20-F in exhibit 99.3 and are hereby amended as follows:

Disclosure Controls and Procedures

Subject to the below, Li-Cycle maintains a set of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and Canadian Securities Administrators National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to provide reasonable assurance that information required to be disclosed in its public filings or otherwise under securities legislation is recorded, processed, summarized and reported on a timely basis and that such controls and procedures are designed to ensure that information required to be so disclosed is accumulated and communicated to its management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. With the supervision and participation of Li-Cycle’s senior management team, the Chief Executive Officer of Li-Cycle (the “CEO”) and the Chief Financial Officer (“CFO”) of Li-Cycle have evaluated the effectiveness of the disclosure controls and procedures of Li-Cycle as of October 31, 2021. Based on that evaluation, those officers have concluded that, as of October 31, 2021, such disclosure controls and procedures were not effective, due to the material weakness in the Company’s internal control over financial reporting as described below.

Internal Controls Over Financial Reporting

Prior to August 10, 2021, Li-Cycle was a private company and we addressed our internal control over financial reporting with internal accounting and financial reporting personnel and other resources.

In the course of preparing for the Business Combination (as defined in the Original Form 20-F) with Peridot Acquisition Corp, Li-Cycle identified material weaknesses in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Li-Cycle’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and Canadian Securities Administrators National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) as of the end of the period covered by the Original Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of October 31, 2021, our disclosure controls and procedures were not effective, due to the material weaknesses in the Company’s internal control over financial reporting described below.

B. Management’s Report on Internal Controls over Financial Reporting

The Form 20-F Filings do not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Prior to August 10, 2021, Li-Cycle was a private company and we addressed our internal control over financial reporting with internal accounting and financial reporting personnel and other resources.

In the course of preparing for the Business Combination (as defined in the Original Form 20-F) with Peridot Acquisition Corp, Li-Cycle identified material weaknesses in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Li-Cycle’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

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

C. Attestation Report of Registered Public Accounting Firm

The Form 20-F Filings do not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Furthermore, the Company was an emerging growth company as of the Original Filing Date, and therefore was exempt from the requirement of an attestation report of its registered public accounting firm while it was an emerging growth company.

D. Effect of Changes in Internal Controls Over Financial Reporting

During the period covered by the Form 20-F Filings, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 1.2 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

1.2	Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 1.2 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

2.1	Specimen Common Share Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

2.2	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

2.3	Warrant Agreement, dated as of September 23, 2020, between Continental Stock Transfer & Trust Company and Peridot Acquisition Corp. (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

2.4	Warrant Amendment Agreement and Form of Warrant Certificate, dated as of August 10, 2021, by and among Peridot Acquisition Corp., the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

2.5	Description of Securities (incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

4.1††	Business Combination Agreement, dated as of February 15, 2021, by and among Peridot Acquisition Corp., Li-Cycle Corp. and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

4.2	Form of Subscription Agreement (Institutional Investor Form) (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

4.3	Form of Subscription Agreement (Director Form) (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

4.4	Sponsor Letter Agreement, dated as of February 15, 2021, among Peridot Acquisition Corp., Li-Cycle Corp., the Company, Peridot Acquisition Sponsor, LLC and the other individuals party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021)**

4.5	Form of Transaction Support Agreement, dated as of February 15, 2021, among Peridot Acquisition Corp. and the Li-Cycle shareholder party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

4.6	Li-Cycle Holdings Corp. 2021 Incentive Award Plan (incorporated by reference to Exhibit 4.5 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

4.7†	Li-Cycle Holdings Corp. 2021 Incentive Award Plan Sub-Plan for Canadian Participants (incorporated by reference to Exhibit 99.4to the Company’s Registration Statement on Form S—8(File No. 333-261568) filed with the SEC on December 9, 2021).**

4.8†	Form of Li-Cycle Holdings Corp. 2021 Employee Share Purchase Plan (incorporated herein by reference to Exhibit 4.8to the Company’s shell company report on Form 20—F(File No. 001-40733) filed with the SEC on August 16, 2021).**

4.9†	Form of Option Grant Notice and Agreement under the Li-Cycle Holdings Corp. 2021 Incentive Award Plan (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

4.10†	Form of RSU Award Grant Notice and Agreement under the Li-Cycle Holdings Corp. 2021 Incentive Award Plan (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

4.11†††	Refined Products - Amended and Restated Marketing, Logistics and Working Capital Agreement, dated December 15, 2021, between Traxys North America LLC and Li-Cycle Americas Corp. (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

4.12†††	Black Mass - Amended and Restated Marketing, Logistics and Working Capital Agreement, dated December 15, 2021, between Traxys North America LLC and Li-Cycle Americas Corp. (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

4.13	Letter Agreement, dated December 15, 2021, between Traxys North America LLC and Li-Cycle Holdings Corp. (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

4.14	Letter of Offer of Financing granted to Li-Cycle Corp. by Business Development Bank of Canada, dated December 16, 2019 (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

4.15	Ground Lease Agreement by and between Li-Cycle North America Hub, Inc. and Ridgeway Properties I, LLC dated August 3, 2021 and Guaranty of Li-Cycle Holdings Corp. guaranteeing the obligations of North America Hub, Inc. thereunder (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on August 12, 2021).**

4.16	Investor and Registration Rights Agreement among the Company and the parties named therein (incorporated by reference to Exhibit 4.9 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

4.17	Convertible Note, dated September 29, 2021, issued by Li-Cycle Holdings Corp. to Spring Creek Capital, LLC (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1 (File No. 333-259895) filed with the SEC on September 30, 2021).**

4.18	Note Purchase Agreement, dated September 29, 2021, by and between Li-Cycle Holdings Corp. and Spring Creek Capital, LLC (incorporated by reference to Exhibit 10.28 to the Company’s Registration Statement on Form F-1 (File No. 333-259895) filed with the SEC on September 30, 2021).**

4.19	Standstill Agreement, dated September 29, 2021, by and between Li-Cycle Holdings Corp. and Koch Strategic Platforms, LLC and Spring Creek Capital, LLC (incorporated by reference to Exhibit 10.29 to the Company’s Registration Statement on Form F-1 (File No. 333-259895) filed with the SEC on September 30, 2021).**

4.20	Li-Cycle Corp. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-261568) filed with the SEC on December 9, 2021).**

4.21	Li-Cycle Corp. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File No. 333-261568) filed with the SEC on December 9, 2021).**

4.22	Li-Cycle Holdings Corp. 2021 Incentive Award Plan Sub-Plan for Canadian Participants (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-8 (File No. 333-261568) filed with the SEC on December 9, 2021).**

4.23	Subscription Agreement, dated December 13, 2021, by and between Li-Cycle Holdings Corp. and LG Energy Solution, Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on December 14, 2021).**

4.24	Subscription Agreement, dated December 13, 2021, by and between Li-Cycle Holdings Corp. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on December 14, 2021).**

4.25	Standstill Agreement, dated December 13, 2021, by and between Li-Cycle Holdings Corp., LG Energy Solution, Ltd. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on December 14, 2021).**

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350 (incorporated by reference to Exhibit 13.1 to the Company’s Annual Report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350 (incorporated by reference to Exhibit 13.2 to the Company’s Annual Report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

15.1	Consent of Deloitte LLP (incorporated by reference to Exhibit 15.1 to the Company’s Annual Report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

15.2	Deloitte Letter to SEC re: Change of Auditor (incorporated by reference to Exhibit 15.2 to the Company’s Annual Report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

99.2	Audited Annual Consolidated Financial Statements for the years ended October 31, 2021, 2020 and 2019 and notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon (incorporated by reference to Exhibit 99.2 to the Company’s Annual Report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

99.3	Management’s Discussion and Analysis of the Company for the year ended October 31, 2021 (incorporated by reference to Exhibit 99.3 to the Company’s Annual Report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

**	Previously filed.
†	Indicates management contract or compensatory plan or arrangement.
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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F for the year ended October 31, 2021 on its behalf.

January 27, 2023

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name: Ajay Kochhar
Title: Chief Executive Officer