Form 20-F
period 2022-10-31
Li-Cycle Holdings Corp.
filed 2023-02-06
CIK 1828811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2022
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 175,956,545 common shares issued and outstanding as of October 31, 2022.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
TABLE OF CONTENTS
Page

- i -

FORWARD-LOOKING STATEMENTS
Certain statements contained in this annual report on Form 20-F (this “annual report”) may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this annual report include but are not limited to statements about: Li-Cycle’s ability to capitalize on global growth opportunities; anticipated growth in global demand for and production of lithium-ion batteries and the growth of related industries; our expectation of having total lithium-ion battery processing capacity at our Spokes of more than 80,000 tonnes per year in calendar 2023; the timing of expected commencement of commissioning of the Rochester Hub, its expected annual input capacity and production output capacity, its total capital cost and the expected size of its workforce; the expected timing and capital investment requirements for the Company’s Spokes in development and the expected main line processing capacity and ancillary processing capacity of Li-Cycle’s Germany Spoke, Norway Spoke and New Ontario Spoke; the expected timing of installation of the two main lines of the Germany Spoke; the expected timing of installation and start of operations of the Norway Spoke; the expected timing of commencement of initial site work on the New Ontario Spoke; and the expectation that we will construct and operate two types of Hubs, namely, a ternary Hub and a lithium-ion phosphate Hub. These statements are based on various assumptions, whether or not identified in this annual report made by Li-Cycle management, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle’s projects; the processing capacity and production of Li-Cycle’s facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-Cycle’s ability to obtain financing on acceptable terms; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.
Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and which may cause actual results to differ materially from the forward-looking information. The risk factors and cautionary language discussed in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:
•changes adversely affecting the industry in which we operate;
•our ability to achieve our business strategies, develop our capital projects or to manage our growth;
•our ability to increase recycling capacity and efficiency and maintain operations at our facilities;
•maintaining our supplier and customer relationships;
•our ability to raise funds for our capital requirements;
•general economic and political conditions;
•the effects of the COVID-19 pandemic on the global economy, on the markets in which we compete and on our business;
•our ability to maintain the listing of our securities on the NYSE;
•our ability to retain our key employees; and
•the outcome of any legal proceedings or arbitrations that may be instituted against us or in which we may be involved.
These and other risks and uncertainties related to Li-Cycle’s business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled “Item 3D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Li-Cycle’s Performance” and elsewhere in this annual report.
Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this annual report.
- ii -

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
- iii -

FREQUENTLY USED TERMS
As used in this annual report, unless the context otherwise requires or indicates otherwise, references to “we,” “us,” “our,” “Li-Cycle” or the “Company” refer to Li-Cycle Holdings Corp., an Ontario corporation, and its consolidated subsidiaries.
In this document:
“Alabama Spoke” means Li-Cycle’s Spoke near Tuscaloosa, Alabama, which commenced operations on October 13, 2022.
“Amalgamation” means the amalgamation of Peridot Ontario and NewCo in accordance with the terms of the Arrangement.
“ancillary processing capacity” means, in relation to Li-Cycle’s Spokes, the capacity to process LIB through dry shredding, powder processing and baling.
“Arizona Spoke” means Li-Cycle’s operational Spoke in Gilbert, Arizona, which commenced operations on May 17, 2022.
“Arrangement” means the plan of arrangement (including the Business Combination) in substantially the form attached as Annex C to the proxy statement/prospectus forming a part of the registration statement on Form F-4, filed by the Company with the SEC on July 6, 2021.
“black mass” means a powder-like substance which contains a number of valuable metals, including nickel, cobalt and lithium.
“Black Mass & Equivalents” or “BM&E” means black mass and products analogous to black mass that have a similar metal content.
“Business Combination” means the transactions contemplated by the Business Combination Agreement.
“Business Combination Agreement” means the Business Combination Agreement, dated as of February 15, 2021, as amended, by and among Peridot, Li-Cycle Corp. and NewCo.
“Closing Date” means the closing date of the Business Combination.
“common shares” means the common shares of the Company, without par value.
“Continuance” means the continuance of Peridot from the Cayman Islands under the Companies Act to the Province of Ontario, Canada as a corporation existing under the OBCA.
“EV” means electric vehicles.
“Germany Spoke” means Li-Cycle’s planned Spoke in Magdeburg, Germany that is currently under development.
“Glencore” means Glencore Ltd.
“Glencore Convertible Note” means the unsecured convertible note in the principal amount of $200 million due May 31, 2027 issued to Glencore pursuant to the Glencore Note Purchase Agreement on May 31, 2022, as such note may be amended from time to time.
“Glencore Note Purchase Agreement” means the note purchase agreement, dated as of May 5, 2022, between the Company and Glencore Ltd.
“Glencore Warrants” means warrants to be issued by Li-Cycle to the holder of the Glencore Convertible Note in connection with an optional redemption of the Glencore Convertible Note that entitle the holder to acquire, until the maturity date of the Glencore Convertible Note, a number of common shares equal to the principal amount of the Glencore Convertible Note being redeemed divided by the then applicable conversion price.
“Hub” means a centralized facility for large-scale production of specialty materials that achieves economies of scale in recycling. Our first commercial Hub will be located in Rochester, New York and is currently in the project execution phase.
“Investor Agreement” means the Investor and Registration Rights Agreement, dated as of August 10, 2021, by and among the Company, the Peridot Class B Holders and the Li-Cycle Holders.
“KSP Convertible Note” means the unsecured convertible note in the principal amount of $100 million due September 29, 2026 originally issued to Spring Creek Capital, LLC (an affiliate of Koch Strategic Platforms, LLC, being a company within the Koch Investments Group) pursuant to the KSP Note Purchase Agreement on September 29, 2021 and subsequently assigned on May 1, 2022, to one of its affiliates, Wood River Capital, LLC, as such note may be amended from time to time.
“KSP Convertible Notes” means the KSP Convertible Note together with any PIK Notes issued in satisfaction of interest due and payable thereon.
“KSP Note Purchase Agreement” means the Note Purchase Agreement, dated as of September 29, 2021, between the Company and Spring Creek Capital, LLC, and assigned on May 1, 2022, to Wood River Capital, LLC.
- iv -

“LGC” means LG Chem, Ltd.
“LGES” means LG Energy Solution, Ltd.
“LIB” means lithium-ion batteries, including lithium-ion battery manufacturing scrap and end-of-life lithium-ion batteries.
“Li-Cycle Holders” means the prior shareholders of Li-Cycle Corp. that entered into the Li-Cycle Transaction Support Agreements in connection with the Business Combination.
“Li-Cycle Shares” means the issued and outstanding common shares of Li-Cycle Corp. prior to the Business Combination.
“Li-Cycle Transaction Support Agreements” means the Transaction Support Agreements, each dated as of February 15, 2021, among Peridot and the Li-Cycle Holders, entered into in connection with the Business Combination Agreement.
“Long-Term Incentive Plan” means the Company’s 2021 Incentive Award Plan.
“main line processing capacity” means, in relation to Li-Cycle’s Spokes, the capacity to process materials using Li-Cycle’s patented submerged shredding process or “wet shredding” designed specifically for battery materials that contain electrolyte and have risk of thermal runaway
“NewCo” means Li-Cycle Holdings Corp. prior to the Amalgamation.
“New Ontario Spoke” means the expanded Spoke and warehouse facility that is planned to replace the existing Ontario Spoke.
“New York Spoke” means Li-Cycle’s operational Spoke in Rochester, New York.
“Norway Spoke” means Li-Cycle’s planned Spoke in Moss, Norway that is currently under development.
“NYSE” means the New York Stock Exchange.
“OBCA” means the Ontario Business Corporations Act.
“OEM” means an original equipment manufacturer.
“Ohio Spoke” means Li-Cycle’s planned, co-located Spoke with Ultium near Warren, Ohio.
“Ontario Spoke” means Li-Cycle’s operational Spoke in Kingston, Ontario.
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
“PIK Notes” means the additional unsecured convertible notes that may be issued by Li-Cycle from time to time in satisfaction of the interest due and payable on the KSP Convertible Notes.
“PIPE Financing” means the issuance and sale to the PIPE Investors, following the Amalgamation and prior to the closing date of the Business Combination, of an aggregate of 31,549,000 common shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $315,490,000.
“PIPE Investors” means those certain investors, including an affiliate of Peridot’s Sponsor, who entered into Subscription Agreements to purchase common shares in the PIPE Financing.
“private placement warrants” means 8,000,000 warrants to purchase common shares that were issued to the Sponsor in exchange for outstanding warrants of Peridot in connection with the Business Combination, which were exercised or surrendered for common shares or redeemed on January 26, 2022 pursuant to the notice of redemption dated December 27, 2021.
“Product Recovery Percentage” means (a) the quantity of a given constituent in the feed lithium-ion battery materials (e.g., lithium, nickel, cobalt, other constituents) that is returned from the process and is available for sale after the process has taken place, divided by (b) the input quantity of the given constituent, measured as a percentage.
“public warrants” means 15,000,000 warrants to purchase common shares that were issued in exchange for outstanding warrants of Peridot that were issued in Peridot’s initial public offering, which were exercised or surrendered for common shares or redeemed on January 26, 2022 pursuant to the notice of redemption dated December 27, 2021.
“Recycling Efficiency Rate” means (a) the mass of recycled materials exiting the recycling process and returned to the economy, divided by (b) the mass of materials entering the recycling process, measured as a percentage.
- v -

“Rochester Hub” means Li-Cycle’s first commercial-scale Hub that is currently under construction in Rochester, New York.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Spoke” means a decentralized facility that mechanically processes batteries close to sources of supply and handles the preliminary processing of end-of-life batteries and battery manufacturing scrap.
“Sponsor” means Peridot Acquisition Sponsor, LLC, a Delaware limited liability company.
“Subscription Agreements” means the subscription agreements entered into with the PIPE Investors, in connection with the PIPE Financing.
“Traxys” means Traxys North America LLC.
“Ultium” means Ultium Cells LLC.
“Warrant Redemption” means the redemption of all our outstanding warrants on January 26, 2022 as described in the notice of redemption dated December 27, 2021.
“warrants” means the public warrants and the private placement warrants.
References to “dollar,” “USD,” “US$” and “$” are to U.S. dollars and references to “CA$” and “Cdn. $” are to Canadian dollars.
This annual report includes certain trademarks, service marks and trade names that we own or otherwise have the right to use, such as “Li-Cycle” and “Spoke & Hub Technologies” which are protected under applicable intellectual property laws and are our property. This annual report also contains additional trademarks, tradenames, and service marks belonging to other parties, which are the property of their respective owners. Solely for convenience, our trademarks, service marks and trade names referred to in this annual report may appear without the® or™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. We do not intend our use or display of other parties’ trademarks, tradenames, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

- vi -

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, all risk factors set forth in this annual report, including our consolidated financial statements and related notes in connection with your ownership of our securities. If any of these risks actually occur, our business and financial results could be materially adversely affected. This could cause the trading price of our securities to decline, perhaps significantly, and you therefore may lose all or part of your investment. These risks are not exhaustive and do not comprise all of the risks associated with an investment in the Company. Additional risks and uncertainties not currently known to us or which we currently deem immaterial may also have a material adverse effect on our business, financial condition and results of operations.
References in this section to “we,” “us” or “Li-Cycle” refer to Li-Cycle Corp. and its subsidiaries prior to the consummation of the Business Combination and the Company and its subsidiaries subsequent to the Business Combination, unless the context otherwise requires or indicates otherwise.
Summary of Risk Factors
The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in these “Item 3D. Risk Factors” for a more thorough description of these and other risks:
Risks Relating to Li-Cycle’s Business
•Li-Cycle’s success will depend on its ability to economically and efficiently source, recover and recycle lithium-ion battery materials, as well as third-party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for lithium-ion battery manufacturing scrap and end-of-life lithium-ion batteries.
•Li-Cycle may not be able to successfully implement its global growth strategy, on a timely basis or at all, and may be unable to manage future global growth effectively. Expanding internationally involves risks that could delay our expansion plans and/or prohibit us from entering markets in certain jurisdictions, which could have a material adverse effect on results of operations.
•The development of Li-Cycle’s Rochester Hub, Spoke network .and other future projects is subject to risks and Li-Cycle cannot guarantee that these projects will be completed in a timely manner, that costs will not be significantly higher than estimated, or that the completed projects will meet expectations with respect to productivity or the specifications of their respective end products, among others.
•Li-Cycle may engage in strategic transactions that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in the incurrence of debt or other liabilities, or prove not to be successful.
•Failure to materially increase recycling capacity and efficiency could have a material adverse effect on Li-Cycle’s business, results of operations and financial condition. Li-Cycle is and will be dependent on its recycling facilities. If one or more of its current or future facilities become inoperative, capacity constrained or if operations are disrupted, Li-Cycle’s business, results of operations and financial condition could be materially adversely affected.
•Li-Cycle may in the future need to raise additional funds to meet its capital requirements and such funds may not be available to Li-Cycle on commercially reasonable terms or at all, which could materially adversely affect Li-Cycle’s business, results of operations and financial condition.
•Li-Cycle has a history of losses and expects to incur significant expenses for the foreseeable future, and there is no guarantee it will achieve or sustain profitability.
•Problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations could materially adversely affect Li-Cycle’s business, results of operations and financial condition.
•Li-Cycle’s business is subject to operational and project development risks that could disrupt our business, some of which may not be insured or fully covered by insurance.
•Li-Cycle’s revenue depends on maintaining and increasing feedstock supply commitments as well as securing new sources of supply.
•Li-Cycle relies on a limited number of customers and the projected revenues for the Rochester Hub are derived significantly from a single customer.
•A decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies, could materially harm Li-Cycle’s financial results and ability to grow its business.
•Decreases in demand and fluctuations in benchmark prices for the metals contained in Li-Cycle’s products could significantly impact Li-Cycle’s costs, revenues and results of operations. In addition to commodity prices, Li-Cycle’s costs and revenues are primarily driven by the volume and composition of lithium-ion battery feedstock materials processed at its facilities (including manufacturing scrap, spent batteries and third-party purchased black mass) and changes in the volume or composition of feedstock processed could significantly impact Li-Cycle’s revenues and results of operations.
•The development of an alternative chemical make-up of lithium-ion batteries or battery alternatives could materially adversely affect Li-Cycle’s revenues and results of operations.
•Li-Cycle’s heavy reliance on the experience and expertise of its management may cause material adverse impacts on it if a management member departs.
•Li-Cycle relies on third-party consultants for its regulatory compliance and Li-Cycle could be materially adversely impacted if the consultants do not correctly inform Li-Cycle of the legal changes. Further, Li-Cycle is subject to the risk of litigation or regulatory proceedings, which could materially adversely impact its financial results.
•Li-Cycle may not be able to complete its recycling processes as quickly as customers may require, which could cause it to lose supply contracts and could harm its reputation. Li-Cycle operates in an emerging, competitive industry and if it is unable to compete successfully its revenue and profitability will be materially adversely affected.
•Increases in income tax rates, changes in income tax laws or disagreements with tax authorities could materially adversely affect Li-Cycle’s business, results of operations and financial condition.
•Li-Cycle’s operating and financial results may vary significantly from period to period due to fluctuations in its operating costs and other factors.
•Fluctuations in foreign currency exchange rates could result in increases in Li-Cycle’s operating costs when translated to U.S. dollars for reporting purposes.
•Unfavorable economic conditions, including the consequences of the global COVID-19 pandemic, disruptions in the global supply chain and inflation, could have a material adverse effect on Li-Cycle’s business, results of operations and financial condition.

•Natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events could materially adversely affect Li-Cycle’s business, results of operations and financial condition.
•Failure to protect or enforce Li-Cycle’s intellectual property could materially adversely affect its business, and Li-Cycle may be subject to intellectual property rights claims by third parties, which could be costly to defend, could require us to pay significant damages and could limit the Company’s ability to use certain technologies.
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
•The NYSE may delist our common shares, which could limit investors’ ability to engage in transactions in our common shares and subject us to additional trading restrictions. Because Li-Cycle has historically operated as a private company, we have limited experience complying with public company obligations and fulfilling these obligations is expensive and time consuming and may divert management’s attention from the day-to-day operation of our business.
•As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.
•Failure to develop and maintain effective internal control over financial reporting could have a material adverse effect on our business, results of operations and trading price of our common shares.
•We may issue additional shares or other equity securities without shareholder approval, which would dilute the ownership interests of existing shareholders and may depress the market price of our common shares. The issuance of our common shares in connection with the conversion of our outstanding convertible notes would cause substantial dilution, and could materially affect the trading price of our common shares. The Company becoming a “passive foreign investment company” could also have material adverse U.S. federal income tax consequences for U.S. Holders. We do not currently intend to pay dividends, which could affect your ability to achieve a return on your investment.
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
Risks Relating to Li-Cycle’s Business
Li-Cycle’s success will depend on its ability to economically and efficiently source, recover and recycle lithium-ion battery materials, as well as third-party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for lithium-ion battery manufacturing scrap and end-of-life lithium-ion batteries.
Li-Cycle’s future business depends in large part on its ability to economically and efficiently source, recycle and recover lithium-ion battery materials (including end-of-life batteries and battery manufacturing scrap), as well as third-party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for lithium-ion battery manufacturing scrap and end-of-life lithium-ion batteries. Although it currently recycles and recovers lithium-ion battery materials at Spoke facilities in Ontario, New York State, Arizona, and Alabama, Li-Cycle will need to scale its recycling capacity in order to successfully implement its global growth strategy and plans to do so in the future by, among other things, successfully building and developing additional Spoke & Hub facilities, including its first commercial Hub facility in Rochester, New York and the Company’s first European Spokes, in Norway and Germany.

Although Li-Cycle has experience in recycling lithium-ion battery materials in its existing Spoke facilities, Li-Cycle has not yet developed or operated a Hub facility on a commercial scale to produce and sell battery grade materials. Li-Cycle does not know whether it will be able to develop efficient, automated, low-cost recycling capabilities and processes, or whether it will be able to secure reliable sources of supply, in each case that will enable it to meet the production standards, costs and volumes required to successfully recycle LIB and meet its business objectives and customer needs. Even if Li-Cycle is successful in high-volume recycling in its current and future facilities, it does not know whether it will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond its control, such as problems with suppliers, or in time to meet the commercialization schedules of future recycling needs or to satisfy the requirements of its customers. Li-Cycle’s ability to effectively reduce its cost structure over time is limited by the fixed nature of many of its planned expenses in the near-term, and its ability to reduce long-term expenses is constrained by its need to continue investment in its global growth strategy. Any failure to develop and scale such manufacturing processes and capabilities within Li-Cycle’s projected costs and timelines could have a material adverse effect on its business, results of operations and financial condition.
Li-Cycle may not be able to successfully implement its global growth strategy, on a timely basis or at all.
Li-Cycle’s future global growth, results of operations and financial condition depend upon its ability to successfully implement its growth strategy, which, in turn, is dependent upon a number of factors, some of which are beyond Li-Cycle’s control, including its ability to:
•Economically recycle and recover LIB and meet customers’ business needs;
•Effectively introduce methods for higher recovery rates and solutions to recycling of LIB;
•Complete the construction of its future facilities, including the Rochester Hub and the Spoke network, at a reasonable cost on a timely basis;
•Invest and keep pace in technology, research and development efforts, and the expansion and defense of its intellectual property portfolio;
•Secure and maintain required strategic supply arrangements;
•Secure and maintain leases for future Spoke & Hub facilities at competitive rates and in favorable locations;
•Apply for and obtain the permits necessary to operate Spoke & Hub facilities on a timely basis;
•Effectively compete in the markets in which it operates; and
•Attract and retain management or other employees who possess specialized knowledge and technical skills.
There can be no assurance that Li-Cycle can successfully achieve any or all of the above initiatives in the manner or time period that it expects. Further, achieving these objectives will require investments that may result in both short-term and long-term costs without generating any current revenue and therefore may be dilutive to earnings. Li-Cycle cannot provide any assurance that it will realize, in full or in part, the anticipated benefits it expects to generate from its growth strategy. Failure to realize those benefits could have a material adverse effect on Li-Cycle’s business, results of operations and financial condition.
Li-Cycle may be unable to manage future global growth effectively.
Even if it can successfully implement its global growth strategy, any failure to manage its growth effectively could materially and adversely affect Li-Cycle’s business, results of operations and financial condition. Li-Cycle intends to expand its operations globally, which will require it to hire and train new employees in different countries; accurately forecast supply and demand, production and revenue; source and maintain supplies of LIB and third-party black mass; control expenses and investments in anticipation of expanded operations; establish new or expand current design, production, and sales and service facilities; and implement and enhance administrative infrastructure, systems and processes. Future growth may also be tied to acquisitions, and Li-Cycle cannot guarantee that it will be able to effectively acquire other businesses or integrate businesses that it acquires. Failure to efficiently manage any of the above could have a material adverse effect on Li-Cycle’s business, results of operations and financial condition.
The development of Li-Cycle’s Rochester Hub, Spoke network and other future projects is subject to risks, including with respect to engineering, permitting, procurement, construction, commissioning and ramp-up, and Li-Cycle cannot guarantee that these projects will be completed in a timely manner, that their costs will not be significantly higher than estimated, or that the completed projects will meet expectations with respect to their productivity or the specifications of their respective end products, among others.
Li-Cycle’s Rochester Hub, Spoke network and other future projects are subject to development risks, including with respect to engineering, permitting, procurement, construction, commissioning and ramp-up. Because of the uncertainties inherent in estimating construction and labor costs, including as a result of unfavorable market conditions, and the potential for the scope of a project to change, it is relatively difficult to evaluate accurately the total funds that will be required to complete the Rochester Hub, Spoke network or other future projects. Further, Li-Cycle’s estimates of the amount of time it will take to complete the Rochester Hub, Spoke network or other future projects are based on assumptions about the timing of engineering studies, permitting, procurement, construction, commissioning and ramp-up, all of which can vary significantly from the time an estimate is made to the time of completion. Li-Cycle cannot guarantee that the costs of the Rochester Hub, Spoke network or other future projects will not be higher than estimated, or that it will have sufficient capital to cover any increased costs, or that it will be able to complete the Rochester Hub, Spoke network or other future projects within expected timeframes. Any such cost increases or delays could negatively affect Li-Cycle’s results of operations and ability to continue to grow, particularly if the Rochester Hub, Spoke network or any other future project cannot be completed. Further, there can be no assurance that the Rochester Hub or the Spoke network will perform at the expected production rates or unit costs, or that their respective end products will meet the intended specifications.
Failure to materially increase recycling capacity and efficiency could have a material adverse effect on Li-Cycle’s business, results of operations and financial condition.
Although Li-Cycle’s existing facilities in Ontario, New York State, Arizona, and Alabama currently have total main line processing capacity and ancillary processing capacity of over 50,000 tonnes of LIB per year, the future success of Li-Cycle’s business depends in part on its ability to significantly increase recycling capacity and efficiency at its facilities. Li-Cycle may be unable to expand its business, satisfy demand from its current and new customers, maintain its competitive position and achieve profitability if it is unable to build and operate future facilities. The construction of future facilities will require significant cash investments and management resources and may not meet Li-Cycle’s expectations with respect to increasing capacity, efficiency and satisfying additional demand. For example, if there are delays in any future planned Hub, such as its current development and construction of the Rochester Hub, construction of the Spoke network and/or the future construction of other Spoke & Hub facilities, or if its facilities do not meet expected performance standards or are not able to produce materials that meet the quality standards Li-Cycle expects, Li-Cycle may not meet its target for adding capacity, which would limit its ability to increase sales and result in lower than expected sales and higher than expected costs and expenses. Failure to drastically increase recycling and processing capacity or otherwise satisfy customers’ demands may result in a loss of market share to competitors, damage Li-Cycle’s relationships with its key customers, a loss of business opportunities or otherwise materially adversely affect its business, results of operations and financial condition.
Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in the incurrence of debt, or prove not to be successful.
From time to time, Li-Cycle may enter into transactions to acquire other businesses or technologies, to enter into joint ventures or to develop additional commercial relationships and its ability to do so successfully cannot be ensured. On January 26, 2022, Li-Cycle entered into a joint venture agreement with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) to form Li-Cycle Norway AS through which it is constructing the Norway Spoke. In January 2022, we announced that we would be developing a co-located Spoke with a strategic industry partner in Warren, Ohio, to enhance our ability to serve their recycling needs. In addition to these ventures, Li-Cycle is currently considering certain other joint ventures, strategic partnerships and acquisitions to support its growth strategy, including but not limited to the development of new Spoke & Hub facilities, but it does not currently have any binding commitments for such transactions other than as described herein. Li-Cycle will be dependent on its strategic partners with respect to the Norway Spoke and any other joint ventures. Conflicts or disagreements between Li-Cycle and its strategic partners, or failure of Li-Cycle’s strategic partners to commit sufficient resources to a joint venture may, among other things, delay or prevent the successful development or operation of the Norway Spoke or other joint ventures, which could have a material adverse effect on Li-Cycle’s business, financial condition, results of operations and prospects. Li-Cycle’s acquisitions or other strategic transactions could include the payment of the purchase price in whole or in part using Li-Cycle’s common shares, which would have a dilutive impact on existing shareholders. Li-Cycle may also decide to incur debt in connection with an acquisition or any other strategic transaction. Even if Li-Cycle identifies suitable opportunities for acquisitions, joint ventures or other strategic transactions, Li-Cycle may not be able to make such transactions on favorable terms or at all. Any strategic transactions Li-Cycle makes may not strengthen its competitive position, and these transactions may be viewed negatively by customers, suppliers or investors. Li-Cycle could incur losses resulting from undiscovered liabilities of an acquired business that we failed to or were unable to discover or were unable to quantify in the course of performing due diligence and that are not covered by any indemnification Li-Cycle may obtain from the seller. In addition, Li-Cycle may not be able to successfully integrate the acquired personnel, technologies and operations into its existing business in an effective, timely and non-disruptive manner. Strategic transactions may also divert management attention from day-to-day responsibilities, increase Li-Cycle’s expenses and reduce Li-Cycle’s cash available for operations and other uses. In addition, Li-Cycle may not be able to fully recover the costs of such acquisitions, joint ventures or other strategic transitions or be successful in leveraging any of them into increased business, revenue or profitability. Li-Cycle also cannot predict the number, timing or size of any future transactions or the effect that any such transactions might have on its results of operations. Accordingly, although there can be no assurance that Li-Cycle will undertake or successfully complete any acquisitions, joint ventures or other strategic transactions, any transactions that Li-Cycle does complete may be subject to the foregoing or other risks and may have a material adverse effect on Li-Cycle’s business, financial condition, results of operations and prospects.
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
•risks of war and other hostilities;
•corruption risks;
•trade, customs and tax risks;
•currency exchange rates and currency controls;
•limitations on the repatriation of funds;
•insufficient infrastructure;
•economic sanctions;
•restrictions on exports, imports and foreign investment;
•increases in working capital requirements related to long supply chains;
•changes in labor laws and regimes and disagreements with the labor force;
•difficulty in protecting intellectual property rights and complying with data privacy and protection laws and regulations; and
•different and less established legal systems.
Expanding our business in international markets, including the construction and operation of the Norway Spoke and Germany Spoke, is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on our business and results of operations will vary from country to country and are unpredictable, but could have a material adverse effect on our ability to execute our strategy and accordingly on our business, results of operations and financial condition.
Li-Cycle is and will be dependent on its recycling facilities. If one or more of its current or future facilities become inoperative, capacity constrained or if operations are disrupted, Li-Cycle’s business, results of operations and financial condition could be materially adversely affected.
Li-Cycle’s revenue is and will be dependent on the continued operations of its Kingston, Ontario; Rochester, New York; Gilbert, Arizona and Tuscaloosa, Alabama Spoke facilities as well as its future facilities, including its planned Rochester Hub, European Spokes and any other facilities it develops in the future. To the extent that Li-Cycle experiences any operational risk events including, among other things, fire and explosions, severe weather and natural disasters (such as floods, windstorms, wildfires and earthquakes), failures in water supply, major power failures, equipment failures (including any failure of its process equipment, information technology, air conditioning, and cooling and compressor systems), a cyber-attack or other incident, failures to comply with applicable regulations and standards, labor force and work stoppages, including those resulting from local or global pandemics or otherwise, or if its current or future facilities become capacity constrained, Li-Cycle may be required to make capital expenditures even though it may not have sufficient available resources at such time. Additionally, there is no guarantee that the proceeds available from any of Li-Cycle’s insurance policies will be sufficient to cover such capital expenditures. Li-Cycle’s insurance coverage and available resources may prove to be inadequate for events that may cause significant disruption to its operations. Any disruption in Li-Cycle’s recycling processes could result in delivery delays, scheduling problems, increased costs or production interruption, which, in turn, may result in its customers deciding to send their end-of-life lithium-ion batteries and battery manufacturing scrap to Li-Cycle’s competitors. Li-Cycle is and will be dependent on its current and future facilities, which will in the future require a high degree of capital expenditures. If one or more of Li-Cycle’s current or future facilities become inoperative, capacity constrained or if operations are disrupted, its business, results of operations and financial condition could be materially adversely affected.
Li-Cycle may in the future need to raise additional funds to meet its capital requirements and such funds may not be available to Li-Cycle on commercially reasonable terms or at all, which could materially adversely affect Li-Cycle’s business, results of operations and financial condition.
The closed loop resource recovery, logistics management, secure destruction and add-on services of Li-Cycle’s lithium-ion battery recycling operations are capital-intensive. Although Li-Cycle believes that it will have sufficient funds to meet its capital requirements for the next 12 months, it may in the future need to raise additional funds, including through the issuance of equity, equity linked or debt securities or through obtaining credit from government or financial institutions, and the availability of additional funds to Li-Cycle will depend on a variety of factors, some of which are outside of its control. Additional funds may not be available to Li-Cycle on commercially reasonable terms or at all, which could materially adversely affect its business, results of operations and financial condition. If additional funds are raised by issuing equity or equity-linked securities, shareholders of Li-Cycle may incur dilution.
Li-Cycle has a history of losses and expects to incur significant expenses for the foreseeable future, and there is no guarantee it will achieve or sustain profitability.
Li-Cycle was until 2020 a development stage company with no commercial revenues, and incurred net losses of approximately $53.7 million for the year ended October 31, 2022, $226.6 million for the year ended October 31, 2021 and $9.4 million for the year ended October 31, 2020. The loss for the year ended October 31, 2021, included a one-time listing fee of $152.7 million in relation to the Business Combination between Li-Cycle and Peridot Acquisition Corp. which was finalized on August 10, 2021 and represents the difference between the estimated fair value of the consideration transferred and the estimated fair value of assets acquired and liabilities assumed in the transaction. In addition, the loss for the twelve months ended October 31, 2021, included a $33.8 million fair value loss to remeasure Company warrants to their publicly traded fair market value. For the year ended October 31, 2022, Li-Cycle’s revenue was $13.4 million, and it recorded a net loss of $53.7 million, which included a $36.2 million fair value gain on the redemption of all outstanding warrants. As of January 31, 2022, the warrants were no longer publicly traded. Li-Cycle’s primary sources of liquidity are currently the funds raised from the Business Combination, including the PIPE Financing, the KSP Convertible Notes, the LG Subscription, and the Glencore Convertible Note, as well as funds generated by operating activities. Li-Cycle expects both its capital and operating expenditures will increase significantly in connection with Li-Cycle’s ongoing activities. Li-Cycle believes that its performance and future success is dependent on multiple factors that present significant opportunities for Li-Cycle to increase revenues, but also pose risks and challenges. Li-Cycle believes it will continue to incur losses for the foreseeable future and there is no guarantee it will achieve or sustain profitability in the future.
Problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations could materially adversely affect Li-Cycle’s business, results of operations and financial condition.
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
In addition, recycling of lithium-ion batteries requires Li-Cycle to store a significant number of lithium-ion battery cells at its facilities. We are subject to risks associated to mishandling of lithium-ion battery cells, which could cause disruption to the operation of Li-Cycle’s current or future facilities. While Li-Cycle has implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt Li-Cycle’s operations. Any impact on revenue resulting from reduced demand for lithium-ion batteries or on Li-Cycle’s operations from perceived or actual safety or security issues at its own facilities could materially adversely affect Li-Cycle’s business, results of operations and financial condition.
Li-Cycle’s business is subject to operational and project development risks that could disrupt our business, some of which may not be insured or fully covered by insurance.

Our operations (including future operations such as our Rochester Hub and additions to our Spoke network) are subject to risks inherent in the lithium-ion battery recycling industry and risks associated with the construction and development of new facilities, including potential liability which could result from, among other circumstances, personal injury, environmental claims or property damage, some of which may not be insured or fully covered at any time by insurance. The availability of, and the ability to collect on, insurance coverage is subject to various factors some of which are beyond our control and is not guaranteed to cover any or all of our losses in every circumstance. Li-Cycle’s insurance coverage at any time may also be inadequate to fully cover hazard risk exposures related to any such operational risks.
Li-Cycle has no control over changing conditions and pricing in the insurance marketplace and the cost or availability of various types of insurance may change dramatically in the future. Moreover, Li-Cycle may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured loss, or a loss in excess of the insurance coverage limits maintained by Li-Cycle, could materially adversely affect Li-Cycle’s business, results of operations and financial condition.
Li-Cycle’s revenue depends on maintaining and increasing feedstock supply commitments as well as securing new sources of supply.
Li-Cycle is reliant on obtaining lithium-ion batteries and battery manufacturing scrap for recycling at its Spokes through contracts with third-party suppliers. Li-Cycle also expects to procure black mass from third parties for processing at its future Hubs, to supplement its internal production. As a result, in order to maintain and expand its business, Li-Cycle must continue to maintain and expand its pipeline from existing suppliers, and develop and gain new sources of supply. However, it is difficult to predict whether and when Li-Cycle will secure such commitments due to competition for suppliers and the lengthy process of negotiating supplier agreements, which may be affected by factors that Li-Cycle does not control, such as market and economic conditions, financing arrangements, commodity prices, environmental issues and government approvals. Suppliers may change or delay supply under their contracts for any number of reasons, including force majeure or government approval factors that are unrelated to Li-Cycle. There can be no assurance that Li-Cycle will attract new suppliers or expand its supply pipeline from existing suppliers, and the inability to secure adequate supply could have a negative impact on Li-Cycle’s business, results of operation and financial condition.
Li-Cycle relies on a limited number of customers and the projected revenues for the Rochester Hub are derived significantly from a single customer.
Li-Cycle relies on a limited number of customers from whom we generate most of our revenue. Li-Cycle has entered into two off-take agreements with Traxys covering (i) 100% of its production of black mass, from Li-Cycle’s North American Spokes, other than such black mass as Li-Cycle has determined (in its sole discretion) is required for internal purposes at Li-Cycle’s Hubs, and (ii) 100% of its production of certain end products from Li-Cycle’s Rochester Hub, being lithium carbonate, nickel sulphate, cobalt sulphate, manganese carbonate and graphite concentrate. Li-Cycle has also entered into additional off-take agreements with Glencore, covering substantially all of our other Spoke and Hub products. If our off-take partners are unwilling or unable to fulfill their contractual obligations to us, if either party fails to perform under the relevant contract, or if these off-take partners otherwise terminate such agreements prior to their expiration, our business, results of operations and financial condition could be materially and adversely affected and we may not be able to find a other off-take partners on similar or more favorable terms, which could have a material adverse effect on our business, results of operations and financial condition.
Our commercial agreements with Glencore also provide for the procurement of feedstock for our Spoke facilities, and procurement of black mass for our future Hub facilities, to supplement the volumes we are currently either independently sourcing or producing. Although these agreements are not exclusive for either party, they also do not commit either party to a specific performance threshold, and therefore a substantial reduction in Glencore’s supply of either product or an unwillingness or inability to fulfill its contractual obligations to us could have a material adverse effect on our business, results of operations and financial condition.
A decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies, could adversely affect the demand for Li-Cycle’s recycling services and products, and materially harm Li-Cycle’s financial results and ability to grow its business.
The demand for Li-Cycle’s recycling services and products is driven in part by projected increases in the demand for EVs (including automobiles, e-bikes, scooters, buses and trucks). A decline in the adoption rate of EVs or a decline in the support by governments for “green” energy technologies could reduce the demand for Li-Cycle’s recycling services and products, which could materially harm Li-Cycle’s financial results and ability to grow its business. A decline in volume under existing contracts or an inability to source new supplier relationships could also have a material adverse effect on Li-Cycle’s results of operations.

Decreases in demand and fluctuations in benchmark prices for the metals contained in Li-Cycle’s products could significantly impact Li-Cycle’s costs, revenues and results of operations.
The prices that Li-Cycle pays for battery feedstock for its Spokes, and the revenue that Li-Cycle currently recognizes from the sale of Black Mass & Equivalents and shredded metal produced at Li-Cycle’s Spokes, are generally tied to commodity prices for the metals contained in those battery feedstocks or products, notably nickel, cobalt and copper. After the Rochester Hub becomes operational, and Li-Cycle starts processing black mass internally, Li-Cycle expects to recognize revenue from the sale of battery grade products, including nickel sulphate, cobalt sulphate and lithium carbonate. The amount of revenue that Li-Cycle will recognize from the sale of these products will also be impacted by the commodity prices for the metals contained in these end products, notably lithium, nickel and cobalt. As a result, fluctuations in the prices of these commodities will affect Li-Cycle’s costs and revenues and declines in the prices of these commodities could have a material adverse impact on Li-Cycle’s revenues and result in fluctuations in its margins. Any significant decline in Li-Cycle’s revenues and margins will have a material impact on its results of operations.
In addition to commodity prices, Li-Cycle’s revenues are primarily driven by the volume and composition of LIB processed at its facilities and changes in the volume or composition of LIB processed could significantly impact Li-Cycle’s revenues and results of operations.
Li-Cycle’s revenues depend on processing high volumes of LIB at its facilities, and its revenues are directly impacted by the chemistry of the LIB processed, particularly as market chemistries shift. Certain feedstock chemistries such as those containing higher amounts of nickel and cobalt command higher prices than others. A decline in overall volume of feedstock processed, or a decline in volume of LIB chemistries with higher-priced content relative to other LIB chemistries, could result in a significant decline in Li-Cycle’s revenues, which in turn would have a material impact on its results of operations.
The development of an alternative chemical make-up of lithium-ion batteries or battery alternatives could materially adversely affect Li-Cycle’s revenues and results of operations.
The development and adoption of alternative battery technologies could materially adversely affect Li-Cycle’s prospects and future revenues. Current and next generation high energy density lithium-ion batteries for use in products such as EVs use nickel and cobalt as significant inputs. Cobalt and nickel tend to be in lower supply and therefore command higher prices than certain other raw materials. Alternative chemical makeups for lithium-ion batteries or battery alternatives are being developed and some of these alternatives could be less reliant on cobalt and nickel or use other lower-priced raw materials such as lithium-iron phosphate chemistries, which contain neither cobalt nor nickel. A shift in production to batteries using lower-priced raw materials could affect the value of the end products produced by Li-Cycle, lowering its revenues and negatively impacting its results of operations.
Li-Cycle’s heavy reliance on the experience and expertise of its management may cause material adverse impacts on it if a management member departs.
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
Li-Cycle’s relies on third-party consultants for its regulatory compliance and Li-Cycle could be materially adversely impacted if the consultants do not correctly inform Li-Cycle of the legal changes.
Li-Cycle depends on third-party consultants to work with it across all of its projects to ensure correct permitting, regulatory compliance and keep Li-Cycle apprised of legal changes. Li-Cycle may face non-compliance challenges if the third-party consultants do not inform Li-Cycle of the proper compliance measures or if Li-Cycle fails to maintain its engagement with third-party consultants. If Li-Cycle is not in compliance with the current regulations, it could face litigation, sanctions and fees, which could materially adversely impact its business, results of operations and financial condition.
Li-Cycle is subject to the risk of litigation or regulatory proceedings, which could materially adversely impact its financial results.

All industries, including the lithium-ion battery recycling industry, are subject to legal claims, with or without merit. From time to time, we are subject to various litigation and regulatory proceedings arising in the normal course of business. Due to the inherent uncertainty of the litigation process, we may not be able to predict with any reasonable degree of certainty the outcome of any litigation or the potential for future litigation. Regardless of the outcome, any legal or regulatory proceeding could have a material adverse impact on Li-Cycle’s business, prospects, financial conditions and results of operations due to defense costs, the diversion of management resources, potential reputational harm and other factors. On April 19, 2022, a putative securities class action lawsuit was filed in the U.S. District Court for the Eastern District of New York against the Company, its CEO, and its former CFO, on behalf of a proposed class of purchasers of the Company’s publicly traded securities. The complaint, which is captioned as Barnish v. Li-Cycle Holdings Corp., et al., 1:22-cv-02222 (E.D.N.Y.), seeks compensatory damages and an award of costs. See also Note 18 in our financial statements for the year ended October 31, 2022.
Li-Cycle may not be able to complete its recycling processes as quickly as customers may require, which could cause it to lose supply contracts and could harm its reputation.
Li-Cycle may not be able to complete its recycling processes to meet the supply it receives from its customers. Operating delays and interruptions can occur for many reasons, including, but not limited to:
•equipment failures;
•personnel shortage;
•labor disputes; or
•transportation disruptions.
The recycling process for LIB, as well as black mass, is complex. If Li-Cycle fails to complete its recycling processes in a timely fashion, its reputation may be harmed. Any failure by Li-Cycle to complete its recycling processes in a timely fashion may also jeopardize existing orders and cause Li-Cycle to lose potential supply contracts and be forced to pay penalties.
Li-Cycle operates in an emerging, competitive industry and if it is unable to compete successfully its revenue and profitability will be materially adversely affected.
The lithium-ion recycling market is competitive. As the industry evolves and the demand increases, Li-Cycle anticipates that competition will increase. Li-Cycle currently faces competition primarily from companies that focus on one type of lithium-ion material recycling, some of which have more expertise in the recycling of that material than Li-Cycle. Li-Cycle also competes against companies that have a substantial competitive advantage because of longer operating histories and larger budgets, as well as greater financial and other resources. National or global competitors could enter the market with more substantial financial and workforce resources, stronger existing customer relationships, and greater name recognition, or could choose to target medium to small companies in Li-Cycle’s traditional markets. Competitors could focus their substantial resources on developing a more efficient recovery solution than Li-Cycle’s solutions. Competition also places downward pressure on Li-Cycle’s contract prices and gross margins, which presents it with significant challenges in its ability to maintain strong growth rates and acceptable gross margins. If Li-Cycle is unable to meet these competitive challenges, it could lose market share to its competitors and experience a material adverse impact to its business, financial condition and results of operations.
Increases in income tax rates, changes in income tax laws or disagreements with tax authorities could materially adversely affect Li-Cycle’s business, results of operations and financial condition.
Li-Cycle is subject to income taxes in the United States, Canada and in certain foreign jurisdictions in which it operates. Increases in income tax rates or other changes in income tax laws that apply to its business could reduce Li-Cycle’s after-tax income from such jurisdiction and could materially adversely affect its business, financial condition and results of operations. Li-Cycle’s operations outside the United States generate a significant portion of its revenue. In addition, the United States has recently made or is actively considering changes to existing tax laws. Additional changes in the U.S. tax regime, including changes in how existing tax laws are interpreted or enforced, could materially adversely affect Li-Cycle’s business, results of operations and financial condition.
Li-Cycle is also subject to regular reviews, examinations and audits by the IRS and other taxing authorities with respect to income and non-income-based taxes both within and outside the United States. Economic and political pressures to increase tax revenues in jurisdictions in which it operates, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation could differ from its historical provisions and accruals, resulting in a material adverse impact on its business, financial condition and results of operations. In addition, in connection with the Organization for Economic Co-operation and Development Base Erosion and Profit Shifting project, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of profits earned in various countries.
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
Fluctuations in foreign currency exchange rates could result in increases in Li-Cycle’s operating costs when translated to U.S. dollars for reporting purposes.
Li-Cycle reports its financial results in U.S. dollars. Its sales are mainly made in U.S. dollars and its cash is mainly denominated in U.S. dollars, but its operating costs and capital expenditure are also realized in currencies other than the U.S. dollar, including Canadian dollars, Euros, Swiss Francs and certain other currencies. If the value of any of the other currencies in which Li-Cycle’s operating costs and capital expenditure are realized appreciates relative to the U.S. dollar, Li-Cycle’s operating costs and capital expenditure will increase when translated to U.S. dollars for reporting purposes. Fluctuations in foreign currency exchange rates, particularly the U.S.-Canadian dollar exchange rate, could create discrepancies between Li-Cycle’s operating costs and capital expenditure in a given currency that could have a material adverse effect on its business, results of operations and financial condition.
While Li-Cycle monitors its exposure to foreign-exchange rate fluctuations and may enter into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Li-Cycle does not currently have foreign-exchange hedging contracts in place. As a result, there can be no assurance that Li-Cycle’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that Li-Cycle will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.
Unfavorable economic conditions, including the consequences of the global COVID-19 pandemic, disruptions in the global supply chain and inflation, could have a material adverse effect on Li-Cycle’s business, results of operations and financial condition.
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
The ongoing COVID-19 pandemic and geo-political events have resulted in significant supply chain disruptions globally and continue to affect Li-Cycle’s business in the form of operational slow-downs and interruptions, including those caused by employee absences and mandatory quarantines resulting from actual or suspected exposure to COVID-19. The Company has, at times, experienced slow-downs and interruptions in its battery supply chain. Li-Cycle shut down its corporate headquarters in March 2020 and enforced a work-from home mandate. Li-Cycle re-opened its corporate office facilities in November 2021. A second temporary closure of Li-Cycle’s corporate headquarters occurred in January 2022 related to the Omicron variant and the corporate office facilities subsequently re-opened in February 2022. Li-Cycle cannot currently predict the duration of the impact of the COVID-19 pandemic on its operations. Continuing effects of the COVID-19 pandemic, including the emergence of new strains of the virus may cause governments to impose new restrictive measures, result in employee absences from work or result in negative economic effects, which in each case could have a material adverse impact on Li-Cycle’s operations, development and construction activities and financial condition.
Li-Cycle’s operations, costs and timelines may also be affected by global economic markets and levels of consumer comfort and spend, including recessions, slow economic growth, economic and pricing instability, inflation levels, increase of interest rates and credit market volatility, all of which could impact demand in the worldwide transportation industries or otherwise have a material adverse effect on Li-Cycle’s business, results of operations and financial condition. For example, Russia’s invasion of Ukraine has and may continue to further exacerbate disruptions in the global supply chain. Shortages, price increases and/or delays in shipments of supplies, equipment and raw materials have occurred and may continue to occur in the future which may result in increased operational or construction costs or operational or construction slowdowns. Because the impact of current conditions on an ongoing basis is yet largely unknown, is rapidly evolving and has been varied across geographic regions, this ongoing assessment will be particularly critical to allow Li-Cycle to accurately project supply and demand and infrastructure requirements globally and allocate resources accordingly. If current global market and political conditions continue or worsen, Li-Cycle’s business, results of operations and financial condition could be materially adversely affected.
Natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events could materially adversely affect Li-Cycle’s business, results of operations and financial condition.
The occurrence of one or more natural disasters, such as fires, hurricanes and earthquakes, unusually adverse weather, epidemic or pandemic outbreaks, such as the ongoing COVID-19 pandemic, cyber incidents such as ransomware attacks, boycotts and geo-political events, such as civil unrest and acts of terrorism (including cyber terrorism or other cyber incidents), or similar disruptions could materially adversely affect Li-Cycle’s business, power supply, results of operations and financial condition. These events could result in physical damage to property, an increase in energy prices, temporary or permanent closure of one or more of Li-Cycle’s current or planned facilities, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials, construction delays at the Rochester Hub, new Spoke facilities or other facilities being developed, temporary disruption in transport from overseas, or disruption to Li-Cycle’s information systems. Li-Cycle may incur expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, results of operations and financial condition.
Failure to protect or enforce Li-Cycle’s intellectual property could materially adversely affect its business.
Li-Cycle’s success depends in large part on its proprietary technology. Li-Cycle relies on various intellectual property rights, including patents, copyrights, trademarks, and trade secrets, as well as confidentiality provisions and contractual arrangements, and other forms of statutory and common law protection to protect its proprietary rights. If Li-Cycle does not protect and enforce its intellectual property rights adequately and successfully, its competitive position may suffer, which could materially adversely affect the Company’s business, prospects, financial condition and results of operations.
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
Intellectual property laws, procedures, and restrictions provide only limited protection and any of the Company’s intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. The Company enters into confidentiality and invention assignment or intellectual property ownership agreements with its employees and contractors and enters into confidentiality agreements with other third parties. The Company cannot ensure that these agreements, or all the terms thereof, will be enforceable or compliant with applicable law, or otherwise effective in controlling access to, use of, reverse engineering, and distribution of Li-Cycle’s proprietary information or in effectively securing exclusive ownership of intellectual property developed by its current or former employees and contractors. Despite these agreements and the Company’s reasonable precautions, its intellectual property is vulnerable to misappropriation, unauthorized access and copying through employee or third-party error or actions, including malicious state or state-sponsored actors, theft, hacking, cybersecurity incidents, and other security breaches and incidents, and such incidents may be difficult to detect and may remain undiscovered or unknown for a significant period of time. Further, these agreements with the Company’s employees, contractors, and other parties do not prevent other parties from independently developing technologies, products and services that are substantially equivalent or superior to the Company’s technologies and services. It is possible for third parties to infringe upon or misappropriate the Company’s intellectual property and to use information that Li-Cycle regards as proprietary to create services that compete with those of the Company.
Li-Cycle may need to spend significant resources securing and monitoring its intellectual property rights, and it may or may not be able to detect infringement by third parties. Li-Cycle’s competitive position may be materially adversely impacted if it cannot detect infringement or enforce its intellectual property rights quickly or successfully. In some circumstances, Li-Cycle may choose not to pursue enforcement of its valid intellectual property rights for a variety of legal and business considerations, including (i) because an infringer has a dominant intellectual property position, (ii) because of uncertainty relating to the scope of the Company’s intellectual property or the outcome of an enforcement action, (iii) because of the financial and reputational costs associated with enforcement or (iv) for other business reasons. In addition, competitors might avoid infringement by designing around the Company’s intellectual property rights or by developing non-infringing competing technologies. Litigation brought to protect and enforce the Company’s intellectual property rights could be costly, time-consuming, and distracting to management and Li-Cycle’s development teams and could result in the impairment or loss of portions of its intellectual property, for example, the Company’s efforts to enforce its intellectual property rights may be met with defenses, counterclaims attacking the scope, validity, and enforceability of the Company’s intellectual property rights, or with counterclaims and countersuits asserting infringement by the Company of third-party intellectual property rights. Li-Cycle’s failure to secure, protect, and enforce its intellectual property rights could materially adversely affect its brand and its business, any of which could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.
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
Although third parties may offer a license to their technology or data, the terms of any offered license may not be acceptable or commercially reasonable and the failure to obtain a license or the costs associated with any license could cause the Company’s business, prospects, financial condition, and results of operations to be materially adversely affected. In addition, some licenses may be non-exclusive, and therefore the Company’s competitors may have access to the same technology or data licensed to the Company. Alternatively, Li-Cycle may be required to develop non-infringing technology or data which could require significant effort and expense and ultimately may not be successful. Furthermore, a successful claimant could secure a judgment or the Company may agree to a settlement that prevents it from selling certain products or performing certain services in a given country or countries or that requires the Company to pay royalties, substantial damages, including treble damages if it is found to have willfully infringed the claimant’s patents, copyrights, trade secrets or other statutory rights, or other fees. Any of these events could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.
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
In the course of preparing for the Business Combination with Peridot Acquisition Corp., Li-Cycle identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Li-Cycle’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.
As of October 31, 2022, Li-Cycle’s management assessed the effectiveness of the Company’s internal control over financial reporting and concluded that the Company did not maintain effective internal control over financial reporting as of that date. Management has also evaluated the effectiveness of our disclosure controls and procedures as of October 31, 2022 and concluded that, as of that date, the Company’s disclosure controls and procedures were not effective, due to the material weaknesses in the Company’s internal control over financial reporting.
While we have taken steps to address these material weaknesses and expect to continue to implement a remediation plan to address the underlying causes, any gaps or deficiencies in our internal control over financing reporting may result in us being unable to provide required financial information in a timely and reliable manner and/or incorrectly reporting financial information. In addition, there can be no assurance that these measures will remediate the material weaknesses in our internal control over financial reporting or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. For more information, see Item 15. Control and Procedures”.
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
Our by-laws require, to the fullest extent permitted by law and subject to certain exemptions for actions brought to enforce a duty or liability under certain U.S. securities laws, that (i) derivative actions brought in our name, (ii) actions against directors, officers and employees for breach of fiduciary duty, (iii) any action or proceeding asserting a claim arising pursuant to the OBCA or our governing documents, and (iv) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the OBCA) may be brought only in the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom and, if brought outside of such forum, the shareholder bringing the suit will be deemed to have consented to the personal jurisdiction of the provincial and federal courts located within the Province of Ontario in connection with any action brought in such court to enforce the forum provisions and to service of process on such shareholder’s counsel. Any person or entity purchasing or otherwise acquiring any interest in our common shares shall be deemed to have notice of and consented to the forum provisions in its articles. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will have exclusive jurisdiction for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. The exclusive forum provision in our by-laws will not apply to actions arising under the Securities Act or the Exchange Act.
This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or shareholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.
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
•general economic conditions such as recessions, inflation, interest rates, fuel prices, international currency fluctuations;
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
•other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and
•sales or expected sales of our common shares by us, our officers, directors, significant shareholders, and employees.
In addition, stock markets have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. The stock market in general and the NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. These fluctuations may be even more pronounced in the trading market for our common shares as a result of the supply and demand forces for newly public companies. In the past, stockholders have instituted securities class action litigation following periods of stock volatility.
The NYSE may delist our common shares, which could limit investors’ ability to engage in transactions in our common shares and subject us to additional trading restrictions.
Our common shares are listed on the New York Stock Exchange. In order to list our common shares, upon the consummation of the Business Combination, we were required to meet the NYSE initial listing requirements. Although we were able to meet those initial listing requirements, we may be unable to maintain the listing of our common shares in the future.
If the NYSE were to delist our common shares, we could face significant material adverse consequences, including:
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
As a privately held company, Li-Cycle was not required to comply with many corporate governance and financial reporting practices and policies required of publicly-traded companies. As a publicly traded company, we incur significant legal, accounting and other expenses that Li-Cycle was not required to incur in the recent past. Since we stopped qualifying as an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) on October 31, 2022, these expenses are expected to increase further. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and NYSE, have increased the costs and the time that must be devoted to compliance matters. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly. We expect that we will continue to need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. As a public company, it could be more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a public company, it could be more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.
As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.
The Company is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act. For example, we are not required to file current reports on Form 8-K or quarterly reports on Form 10-Q, we are exempt from the U.S. proxy rules which impose certain disclosure and procedural requirements for U.S. proxy solicitations and we will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders, and our officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions of Section 16 of the Exchange Act. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. Accordingly, holders of the Company’s securities may receive less or different information about the Company than they may receive with respect to public companies incorporated in the United States.
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
Failure to develop and maintain effective internal control over financial reporting could have a material adverse effect on our business, results of operations and the trading price of our common shares.
Since the consummation of the Business Combination and the transactions related thereto, the Company has been required to comply with Section 404 of the Sarbanes-Oxley Act, on the timeline described below. Section 404 of the Sarbanes-Oxley Act requires, among other things, that the Company evaluate annually the effectiveness of its internal control over financial reporting. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Li-Cycle prior to the Business Combination. Section 404(a) of the Sarbanes-Oxley Act requires management to assess and report annually (beginning with the second annual report following the Business Combination, being this annual report), on the effectiveness of internal control over financial reporting and to identify any material weaknesses in internal control over financial reporting. Additionally, Section 404(b) of the Sarbanes-Oxley Act requires the independent registered public accounting firm to issue an annual report that addresses the effectiveness of internal control over financial reporting.
Li-Cycle has identified material weaknesses in its internal control over financial reporting, see “Risk Factors — Risks Relating to Li-Cycle’s Business — Li-Cycle has identified material weaknesses in its internal control over financial reporting. If its remediation of such material weaknesses is not effective, or if it fails to develop and maintain a proper and effective internal control over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired” For the report of KPMG LLP, our registered public accounting firm, see “Item 15.C. Attestation Report of Registered Public Accounting Firm”.
If we continue to identify deficiencies in our internal control over financial reporting or if we are unable to comply with the requirements applicable to us as a public company in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. If this occurs, we also could become subject to sanctions or investigations by the SEC or other regulatory authorities.
Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to the Company, including under Section 404 of the Sarbanes-Oxley Act. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, or expresses an adverse opinion, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our share price may be materially adversely affected.
We expect to continue to incur costs related to our internal control over financial reporting in the upcoming years to further improve our internal control environment.
We may issue additional common shares or other equity securities without shareholder approval, which would dilute the ownership interests of existing shareholders in the Company and may depress the market price of our common shares.

We may issue additional shares or other equity securities in the future in connection with, among other things, capital raises, future acquisitions, repayment of outstanding indebtedness or grants under the Company’s 2021 Incentive Award Plan (the “Long-Term Incentive Plan”), without shareholder approval in a number of circumstances. Pursuant to the terms of the KSP Convertible Notes and the Glencore Convertible Note, we may issue common shares upon conversion or redemption of the KSP Convertible Notes or Glencore Convertible Note, as applicable, upon exercise of the warrants issued to Glencore in connection with a redemption of the Glencore Convertible Note or pursuant to any other term of the KSP Convertible Notes or Glencore Convertible Note, as applicable, including as a result of any of the PIK provisions of the KSP Convertible Notes or Glencore Convertible Note, as applicable.
The issuance of additional shares or other equity securities could have one or more of the following effects:
•our existing shareholders’ proportionate ownership will decrease;
•the amount of cash available per share, including for payment of dividends in the future, may decrease;
•the relative voting strength of each previously outstanding share may be diminished; and
•the market price of our common shares may decline.
The issuance of our common shares in connection with the conversion of the KSP Convertible Notes and the Glencore Convertible Note would cause substantial dilution, and could materially affect the trading price of our common shares.
As of the date of this annual report, there is an aggregate principal amount of $105.9 million outstanding under the KSP Convertible Notes and $200 million outstanding under the Glencore Convertible Note. To the extent we or the holder of the KSP Convertible Notes or Glencore Convertible Note, as applicable, converts the KSP Convertible Notes or Glencore Convertible Note, as applicable, into our common shares, substantial amounts of our common shares will be issued. Such issuances could result in substantial decreases to our stock price and dilution to our existing shareholders.
We do not currently intend to pay dividends on our common shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common shares.
We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant. As a result, a shareholder’s ability to achieve a return on their investment in our common shares will depend on appreciation in the price of our common shares.
The Company’s ability to meet expectations and projections in any research or reports published by securities or industry analysts, or a lack of coverage by securities or industry analysts, could result in a depressed market price and limited liquidity for its shares.
The trading market for the Company’s common shares will be influenced by the research and reports that industry or securities analysts may publish about it, its business, its market, or its competitors. If no securities or industry analysts commence coverage of the Company, its share price would likely be less than that which would be obtained if it had such coverage and the liquidity, or trading volume of its common shares may be limited, making it more difficult for a shareholder to sell shares at an acceptable price or amount. If any analysts do cover the Company, their projections may vary widely and may not accurately predict the results it actually achieves. The Company’s share price may decline if its actual results do not match the projections of research analysts covering it. Similarly, if one or more of the analysts who write reports on the Company downgrades its shares or publishes inaccurate or unfavorable research about its business, its share price could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on it regularly, its share price or trading volume could decline.
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
The Company could be or may become a passive foreign investment company, which could result in materially adverse U.S. federal income tax consequences.
It is possible that the Company could be classified as a “passive foreign investment company” or “PFIC” for U.S. federal income tax purposes, which would have materially adverse U.S. tax consequences for U.S. persons holding the Company’s common shares. Although the Company was not a PFIC for the last taxable year, and does not expect to be classified as a PFIC for the current taxable year or for the foreseeable future, whether the Company is a PFIC is a factual determination made annually, and the Company’s status will depend among other things upon changes in the composition and relative value of its gross receipts and assets. Because the market value of the Company’s assets (including for this purpose goodwill) may be measured in large part by the market price of the common shares, which is likely to fluctuate, no assurance can be given that the Company will not be a PFIC in the current year or in any future taxable year.
ITEM 4. INFORMATION ON THE COMPANY
A. History and development of the Company
General
Li-Cycle started business as Li-Cycle Corp., which was incorporated under the laws of the Province of Ontario on November 18, 2016. Li-Cycle Holdings Corp. was incorporated on February 12, 2021 under the laws of the Province of Ontario, Canada as a corporation solely for the purpose of effectuating the Business Combination, which was consummated on August 10, 2021. It is governed by Articles of Amalgamation dated August 10, 2021.
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
Development of the Company
Li-Cycle was founded in 2016 by our CEO, Ajay Kochhar, and Executive Chair, Tim Johnston, with the mission of solving the global disposal problem for end-of-life lithium-ion batteries, including lithium-ion battery manufacturing scrap and end-of-life lithium-ion batteries (collectively, “LIB”) while simultaneously creating a secondary source of critical battery grade materials. Li-Cycle’s core business model is to build, own and operate recycling plants tailored to regional needs. Li-Cycle’s Spoke & Hub Technologies™ provide an environmentally-friendly resource recovery solution that addresses the growing LIB recycling challenges supporting the global transition toward electrification.
Li-Cycle opened its first pilot facility in Canada in 2017, which had a recycling capacity of 50 tonnes of LIB feed per year. In 2018, it launched its first Spoke & Hub demonstration facility in Kingston, Ontario. Li-Cycle commissioned its first commercial Spoke facility in 2019 in Kingston, Ontario, with a recycling capacity of 2,500 tonnes per year, and upgraded this facility to 5,000 tonnes per year in 2020. In late 2020, Li-Cycle opened a second commercial Spoke facility, in Rochester, New York, with a recycling capacity of 5,000 tonnes per year.
In the first quarter of 2021, Li-Cycle announced the development and construction of the Arizona Spoke; it commenced operations in May 2022, with a processing capacity of 10,000 tonnes per year.
In the fourth quarter of 2021, Li-Cycle announced the development of the Alabama Spoke; it commenced operations in October 2022, with processing capacity of 10,000 tonnes per year.
In 2022, the Company added a total of 21,000 tonnes per year of ancillary processing capacity at its New York Spoke and Arizona Spoke, bringing its aggregate installed processing capacity to 51,000 tonnes per year.
The Company is developing the Rochester Hub, which will be its first commercial Hub facility. It is expected to initiate commissioning in stages in late calendar 2023.
The Company has also announced the development of its first two European Spokes, to be located in Germany and Norway.
For more information about our development projects, see “D. Property, Plants and Equipment”. For a discussion of our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Operational Updates.”

Business Combination
On August 10, 2021, Li-Cycle Corp., Li-Cycle Holdings Corp. (a wholly-owned subsidiary of Li-Cycle prior to the Business Combination) and Peridot Acquisition Corp. (“Peridot”) completed the Business Combination pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”). Pursuant to the Business Combination, Li-Cycle Corp. became a wholly-owned subsidiary of Li-Cycle Holdings Corp.
Upon the closing of the Business Combination and a concurrent $315.5 million private placement of common shares (the “PIPE Financing”), the combined company received $581.9 million of gross transaction proceeds, before deduction of $29.6 million of Peridot’s transaction costs and $27.0 million of Li-Cycle's transaction costs.
On the closing of the Business Combination, the Company’s common shares were listed on the NYSE under the symbol “LICY”.
B. BUSINESS OVERVIEW
Shareholders should read this section in conjunction with the more detailed information about the Company contained in this annual report, including our audited financial statements and the other information appearing in the section entitled “Item 5. Operating and Financial Review and Prospects.”
Our Company
Li-Cycle is an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America. When we refer to ourselves as the leading lithium-ion battery recycler in North America, we are referring to our status based on installed permitted capacity for lithium-ion battery recycling measured in tonnes per year. Our proprietary “Spoke & Hub” recycling and resource recovery process is designed (a) at our Spokes, to process battery manufacturing scrap and end-of-life batteries to produce “black mass” and other intermediate products, and (b) at our Hubs, to process black mass to produce battery grade materials, including nickel sulphate, cobalt sulphate and lithium carbonate. Our Spoke & Hub process enables up to an overall 95% Recycling Efficiency Rate, as compared to what we believe to be a 50% traditional industry average.
We pioneered what we believe to be an innovative and scalable metallurgical processing method with our Spoke & Hub Technologies™. We expect to make a valuable contribution to the EV industry and the world’s transition to a circular economy by offering an environmentally-friendly recycling solution to energy-intensive pyrometallurgical processing methods. We believe our production costs are on average lower than the mining and processing costs otherwise incurred by suppliers to produce these materials because we are able to produce multiple materials from a single process and because our process yields minimal waste and no displaced earth or tailings, as compared to traditional mining processes. By re-inserting critical materials back into the lithium-ion battery supply chain, we are able to effectively close the loop between the beginning and end-of-life manufacturing phases in both an environmentally and what we believe to be an economically sustainable manner.
Lithium-ion batteries are increasingly powering products and solutions in a range of industries, including consumer electronics and EVs. Our sources of recycling feed are derived primarily from three key sources: 1) battery manufacturing scrap; 2) end-of-life lithium-ion batteries; and 3) damaged, defective, or recalled lithium-ion batteries.
An overview of the industries in which lithium-ion batteries are utilized is set forth below:

Global Lithium-Ion Battery Recycling Market
Electrical and Electronics
(Consumer Electronics and Telecom)
Automotive
(Electric Cars, Electric Buses, E-Bikes and E-Scooters)
Power Tools
Industrial
(Energy Storage System and Industrial Automation)
Others

Source: Expert Interviews, Secondary Research, and BIS Research Analysis

Our Strategy and Growing Network
Our goal is to be a leading global recycler of lithium-ion batteries and battery manufacturing scrap and producer of key battery grade materials. Li-Cycle is positioned to grow in lockstep with the electrification supply chain, with plans to expand in line with the manufacturing of lithium-ion batteries and leverage its global network to capture and process manufacturing scrap or yield loss and end-of-life lithium-ion batteries. We intend to construct a global network of Spokes located at regionally optimized locations near sources of battery manufacturing scrap and end-of life batteries to reduce safety risk and costs associated with battery transport to our Spokes. We are strategically locating our Spokes close to our existing customers, and at the nexus of where we expect there will be continued growth of batteries and battery manufacturing scrap available for recycling.
We are also executing on our plan to construct centralized, large-scale Hubs to maximize economies of scale and efficiencies, with our first commercial Hub being under construction in Rochester, New York.
An overview of our current and planned Spoke and Hub operations, relative to centers of demand for recycling of lithium-ion battery manufacturing scrap, is set forth in the chart below.
Source: Benchmark Minerals Intelligence (BMI) and Li-Cycle estimates as of September 2022
We are evaluating additional global opportunities to scale our operations with a range of potential partners and expansion opportunities that may include acquisitions, joint ventures or other commercial arrangements in North America, Europe, and Asia Pacific. We seek to partner with multiple customers in each geography in connection with supply and off-take arrangements. Near to mid-term, our growth strategy is to focus on network expansion in North America and Europe with commercial connectivity to Asia, aligning with leading global customer demand needs.
Our Industry
Li-Cycle is at the intersection of three broad and accelerating trends that we believe are key drivers for successful movement toward a zero-carbon economy: the EV revolution; sustainability with emphasis on a circular economy; and localized investments in battery production to establish and grow sustainable domestic supplies of strategic battery materials.
As battery manufacturers and automotive OEMs in the lithium-ion battery supply chain increasingly establish localized manufacturing operations in North America and Europe (see in chart below on left), we expect increased quantities of EV battery manufacturing scrap and end-of-life batteries to become available for recycling in those regions (see chart below on right).

Our Integrated Spoke & Hub Technologies™
Li-Cycle’s operating model enables a circular loop in the EV battery value chain, as shown in the chart below:
Under our two-part Spoke & Hub process, end-of-life batteries and battery-related scrap are first shipped to Spoke locations, where the materials are mechanically processed into several intermediate products, including black mass. Black mass from several Spoke locations will be received at a Hub location and processed through a hydrometallurgical (or “wet chemistry”) process to produce battery grade materials, such as nickel sulphate, cobalt sulphate and lithium carbonate, which can be sold back into the battery supply chain and used in the manufacturing of new lithium-ion batteries.
Utilizing our Hub & Spoke Technologies™, we are able to establish up to an overall 95% Recycling Efficiency Rate. Our two-stage battery recycling model enables our customers to benefit from a safe and environmentally-friendly solution for recycling all types of lithium-ion batteries and lithium-ion battery materials.

Spokes
At our Spokes, batteries for recycling are broken down through a mechanical size reduction process known as shredding and separated into black mass, shredded metals and mixed plastics. Black mass is a powder-like substance, which contains a number of valuable metals, including nickel, cobalt and lithium. Black mass is an intermediate product which is significantly easier and safer to transport than lithium-ion batteries and we intend to further process black mass produced at our Spokes at our future Hub facilities, including the Rochester Hub.
We continue to innovate our Spoke processing technology, which has evolved over three generations of design. Since the build and installation of the Company’s first Spoke (the “Generation 1” Ontario Spoke in 2020), the Company has significantly evolved its Spoke design. The Ontario Spoke was a stick build format with a single shredder design. The Company's next Spoke facility (the “Generation 2” New York Spoke) was a modular build with increased recovery rates. The latest Spoke design (the “Generation 3” Arizona Spoke and Alabama Spokes) are based on a modular build, multi-stage shredding with capabilities to shred full-pack EV batteries, with increases to recovery rates.
Further, with each subsequent Spoke rollout, we have also incorporated capacity and processing upgrades to flex with our customers’ growing volumes and mix of battery material form factors. Total processing capacity of our Spokes is comprised of “main line processing capacity” and “ancillary processing capacity”. Main line processing capacity refers to the capacity to process materials using our patented submerged shredding process, or “wet shredding”, designed specifically for battery materials that contain electrolyte and have risk of thermal runaway. Ancillary processing capacity refers to the capacity to process LIB through: 1) Dry Shredding, which processes materials that do not contain electrolyte and therefore are at less risk of thermal runaway, such as electrode foils; 2) Powder Processing, which processes electrode powders to minimize dusting in downstream processes; and 3) Baling, which processes electrode foils into formed cubes for optimizing logistics and downstream processing.
Hubs
At our Hub facilities, black mass from the Spokes will be separated through the hydrometallurgical circuit to produce individual raw materials with the purity levels required of raw materials to be used in battery production. The end products produced from black mass will include nickel sulphate, cobalt sulphate and lithium carbonate.
Our hydrometallurgical process is more efficient and more environmentally friendly than traditional pyrometallurgical processes, which involve volatizing or burning materials at high temperatures. Pyrometallurgical processes also have lower recovery rates, are carbon-intensive and can generate harmful emissions. Accordingly, the hydrometallurgical process is expected to become the preferred approach to lithium-ion battery recycling among manufacturers who are focused on product stewardship and environmental sustainability.
We expect to construct and operate two types of Hubs. A ternary Hub, such as the Hub we are currently constructing in Rochester, New York, will process all types of black mass. A lithium-ion phosphate (“LFP”) Hub will have the capacity to process all types of black mass but will have dedicated capacity to process LFP black mass derived from LFP lithium-ion batteries, LFP lithium-ion battery materials, and LFP black mass to produce LFP cathode pertinent end-products (e.g., lithium carbonate). LFP lithium-ion batteries have historically been viewed by the market as more difficult to recycle than other lithium-ion batteries; we intend to address this deficiency by providing the industry the ability transform LFP-containing lithium-ion batteries into a valuable resource through our LFP Hubs.
Operationalizing the Spoke & Hub Network
We have a market-leading position in North America through our four operational Spokes, located in Kingston, Ontario (the “Ontario Spoke”), Rochester, New York (the “New York Spoke”), Gilbert, Arizona (the “Arizona Spoke”) and Tuscaloosa, Alabama (the “Alabama Spoke”) which together have a processing capacity of more than 50,000 tonnes of LIB per year. Our Ontario Spoke is a Generation 1 Spoke that was constructed in 2020. We are now working on plans to develop a new Generation 3 Spoke and warehouse facility in Kingston, Ontario to replace this existing site, with initial site work expected to commence during 2023. At our Generation 2 New York Spoke, we recently completed improvements which included upgrading the main line and the addition of ancillary processing capacity. Our Arizona Spoke and our Alabama Spoke are Generation 3 Spokes, incorporating multi-stage shredding with full-pack shredding capabilities. These plants have optionality for the addition of dual main lines and ancillary processing capacity.
We are also developing our first two European Spokes, located in Magdeburg, Germany (the “Germany Spoke”) and Moss, Norway (the “Norway Spoke”). We are aligning our expansion plans in Europe with the highest-growing demand centers, with the Germany Spoke expected to start operations in 2023 and the Norway Spoke being re-timed from 2023 to 2024. The Germany Spoke is expected to have a total processing capacity of 30,000 tonnes of LIB per year, including two main lines and ancillary processing capacity. The Company will initially use the

Norway Spoke as a consolidation and warehouse facility, with the installation of a 10,000 tonne main line and start of operations at this facility now planned for 2024.
In summary, with existing Spoke capacity and planned development in calendar 2023, we expect to have total LIB processing capacity of more than 80,000 tonnes, including main line processing capacity and ancillary processing capacity.
Li-Cycle’s first commercial Hub is currently under construction in Rochester, New York. Li-Cycle expects the Rochester Hub will have nameplate input capacity to process 35,000 tonnes of black mass annually (equivalent to approximately 90,000 tonnes or 18 GWh of LIB feed annually). The facility is expected to have an output capacity of battery grade materials of approximately 42,000 to 48,000 tonnes per annum of nickel sulphate, 7,500 to 8,500 tonnes per annum of lithium carbonate and 6,500 to 7,500 tonnes per annum of cobalt sulphate.
See “D. Property, Plants and Equipment” for more information about our Spoke network and the Rochester Hub.
Increasing and Diversifying In-Take and Off-Take Commercial Contracts
We continue to grow and diversity our portfolio of multi-year commercial contracts with leading global customers in the EV and lithium-ion battery ecosystem, including consumer electronics, manufacturing scrap, energy storage, and automotive OEMs/transportation companies.
In-Take Sources for Recycling Feed to Spokes
Li-Cycle procures all types of lithium-ion battery materials in the supply chain, including battery manufacturing scrap, battery recalls, and end-of-life batteries and contracts with numerous suppliers of end-of-life lithium-ion batteries and battery manufacturing scrap. Specifically, in fiscal 2022 we saw an increase in recycling needs for energy storage and EV battery packs, as in the below charts of our battery supply in-take sources:
1.Measured by weight of battery materials
Off-Take Commercial Contracts for Black Mass and Battery Grade Materials
Traxys Black Mass Off-Take Agreement from North American Spokes
Li-Cycle has entered into a strategic marketing relationship with Traxys, a company that provides financial and logistics solutions to the metals, mining and energy industries. As part of this relationship, Li-Cycle has entered into a Black Mass Marketing, Logistics and Working Capital Agreement with Traxys, covering 100% of its production of black mass from its North American Spokes, until such time as this material is integrated by Li-Cycle into the supply chain for Li-Cycle’s Hubs. Traxys earns marketing fees under the agreement, based on the final sales price of the black mass sold by Traxys to its third-party customers, as well as interest on provisional payments made from Traxys to Li-Cycle. Prices are based on index pricing for the nickel and cobalt contained in the black mass.
Traxys Refined Products Off-Take Agreement from Rochester Hub
Li-Cycle has also entered into a Refined Products Marketing, Logistics and Working Capital Agreement with Traxys, covering 100% of its production of certain end products from the Rochester Hub, consisting of nickel sulphate, cobalt sulphate, lithium carbonate, manganese carbonate and graphite concentrate. The Hub products agreement extends for a term expiring seven years after the achievement of certain commercial production milestones at the Rochester Hub, and is therefore expected to extend to 2030. Traxys earns marketing fees under the agreement, based on the final sales price of the end products sold by Traxys to its third-party customers, as well as interest on provisional payments made from Traxys to Li-Cycle. Prices are based on index pricing for the relevant end products, adjusted for the product form (e.g., for nickel sulphate product, prices are adjusted relative to index pricing for nickel metal, to reflect a premium for the battery grade nickel sulphate form). Commercial terms between

Traxys and its third-party customers are arranged in advance, transparent to Li-Cycle and based on the commodity prices for the metals contained in the Li-Cycle products.
When the Rochester Hub commences commercial production, Li-Cycle expects that sales of battery grade materials through Traxys will represent the significant majority of its revenues.
Glencore Strategic Global Commercial Arrangements
On June 1, 2022, the Company announced the entry into commercial agreements (collectively, the “Glencore Commercial Agreements”) with Glencore, including the Master Commercial Agreement, the Amended & Restated Global Feed Sourcing Agreement, the Black Mass Sourcing Agreement, the Sulfuric Acid Supply Agreement, the Black Mass Off-Take Agreement, the End Products Off-Take Agreement and the By-Products Off-Take Agreement (which was amended as of October 24, 2022).
Subject to existing commitments of the Company and other exceptions (including materials required for the Company’s operations), under the terms of the Glencore Commercial Agreements, Glencore will source and supply lithium-ion battery manufacturing scrap and other lithium-ion battery materials to the Company for use at the Company’s Spokes; Glencore will source and supply black mass to the Company for use at the Company’s Hubs; Glencore will supply sulfuric acid for use at the Company’s Hubs; and Glencore will purchase, for its internal consumption or on-sale to third party end customers, black mass, battery-grade end products and certain by-products produced at the Company’s Spokes and Hubs. Pursuant to the Glencore Commercial Agreements, Glencore will earn (i) sourcing fees on all feed flowing into the Company’s Spokes; (ii) sourcing fees on all third party black mass flowing into the Company’s Hubs; (iii) marketing fees on all black mass flowing out of the Company’s Spokes and not flowing into the Company’s Hubs; and (iv) end products marketing fees on all end products flowing out of the Company’s Hubs or any third party processing sites that the Company may utilize.
The term of the Amended and Restated Global Feed Sourcing Agreement commenced on May 4, 2022 and the term of the other Glencore Commercial Agreements commenced on August 1, 2022. The term of each Commercial Agreement will, unless earlier terminated in accordance with the termination provisions of the Master Commercial Agreement, continue until the later to occur of (i) ten years from the date on which the Company’s next Hub (after the completion of the North America Hub under construction in Rochester, New York) achieves a specified level of commercial production, and (ii) the date by which such Hub has processed a minimum quantity of black mass. The term of the Glencore Commercial Agreements will automatically renew on an evergreen basis for subsequent terms of five years after the expiry of the initial term, subject to the Company’s right to terminate all (but not less than all) of the Glencore Commercial Agreements upon 365 days’ prior notice to Glencore and payment of a termination fee based upon five times the aggregate value of the sourcing and marketing fees and certain other amounts invoiced in the preceding twelve months.
Our Competitive Strengths
Customer-Centric Solutions Provider
We provide sustainable and customer-centric solutions for each of our customers’ battery recycling needs. We provide the support necessary along each step of the process to ensure that our customers’ battery recycling experience is handled in a manner that is safe, professional, and economically viable. In particular:
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
Proprietary and Innovative Technology
We have established proprietary technology that we believe sets us apart from competitors because our technology has the ability to respond to changes in battery chemistries and adapt to change in inputs to the battery recycling process. Our process produces the fundamental building blocks of lithium-ion batteries—cathode precursor input chemicals, cathode input chemicals and raw materials that can be reused in batteries or the broader economy. By contrast, competitive emerging technologies such as cathode-to-cathode recycling produce end-products that have a higher risk of obsolescence due to continuous cathode technology advancement.
Our highly experienced technical team is continuously engaged in research and development (“R&D”) efforts to expand the scope of our processing capacities and drive other process improvements. For example, our Generation 3 Spokes have been engineered to process entire vehicles battery packs, without dismantling, while our ancillary processing lines have been developed to optimize the processing of various forms of battery materials. See

“Item 4 D. Property, Plants and Equipment - Spoke Network”. R&D work continues in support of our Spoke facilities, specifically focused on optimizing their operating parameters. With respect to our Hub facilities, we also continue to develop and evaluate new concepts with an eye to the future, including processing LFP and solid-state batteries.
Leading Environmental Footprint
While competitors face challenges adapting to increasingly stringent environmental regulations, Li-Cycle’s scalable, sustainable, safe and patented Spoke & Hub Technologies™ are proactively designed for “best in class” environmental performance. Our Spoke & Hub process enables up to an overall 95% Recycling Efficiency Rate, as compared to what we believe to be a 50% traditional industry average. Our hydrometallurgical process produces minimal solid waste streams, zero wastewater discharge, and relatively low air emissions. By contrast, other hydrometallurgical technologies often have significant water emissions and solid waste streams, while smelting or thermal processing typically involves the burning of lithium-ion batteries that produces toxic emissions in the off-gas. The emissions caused by competitor methods present regulatory compliance challenges and complicate facility permitting. We believe that Li-Cycle’s hydrometallurgical process leaves a comparatively smaller environmental footprint and provides a competitive advantage in terms of conforming to the requirements for municipal, state, and federal permitting processes associated with the development of our Spokes and our Rochester Hub, as well as meeting our customers’ mandates for quality and sustainability.
In 2022, Li-Cycle was named to Fortune magazine’s Change the World list for 2022, which recognizes companies that have made an important social or environmental impact. For three years in a row (2020, 2021 and 2022), Li-Cycle was named as a Global Cleantech 100 Company by the Cleantech Group. It was also named a Future 50 list company by Corporate Knights in 2022, in recognition for its rapid growth as a clean technology company in Canada.
Significant Investments in Li-Cycle by Leading Global Battery Supply Chain Players, accompanied by Strategic Commercial Relationships
Several leading global battery supply chain players have made investments in Li-Cycle, accompanied by strategic commercial relationships. We believe that the investment by and strategic partnerships we have established with these leading global players represents a strong validation of our business model. These arrangements have resulted in a combined total investment of $350 million in Li-Cycle, as described below:
Glencore
On June 1, 2022, the Company announced that it had entered into the Glencore Commercial Agreements. The Glencore Commercial Agreements have a global scope and complement Li-Cycle’s existing commercial arrangements with Traxys covering the Company’s North American Spokes and Rochester Hub. See “—Off-Take Commercial Contracts for Black Mass and Battery Grade Materials —Glencore Strategic Global Commercial Arrangements”, above. Glencore has invested $200 million in Li-Cycle, pursuant to an unsecured convertible note, issued on May 31, 2022, in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Glencore Convertible Note”). See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Sources of Liquidity — Debt Obligations” and “Item 10.C. Material Contracts” for more information about the Glencore Convertible Note and related agreements (including registration rights agreement and standstill agreement).
LG Chem (“LGC”) and LG Energy Solution (“LGES”)
On April 20, 2022 the Company entered into a scrap offer agreement with LGES pursuant to which the Company will have the opportunity to recycle nickel-bearing lithium-ion battery manufacturing scrap and other lithium-ion battery material from LGES’s North American manufacturing sites. In addition, on April 20, 2022, the Company entered into nickel sulphate off-take agreements with each of LGES and LGC pursuant to which the Company will allocate for sale, through its end-product off-take partner, Traxys, a combined initial allocation of 20,000 tonnes of nickel contained in nickel sulphate produced at the Rochester Hub to LGC and LGES over 10 years. These agreements will enable a closed-loop ecosystem for LGC and LGES for key materials in the lithium battery supply chain.
On May 11, 2022, LG and LGES invested a total of approximately $50.0 million in a subscription for common shares of the Company. See “Item 10C. Material Contracts—LG Subscription Agreements” and “Item 10C. Material Contracts—LG Standstill Agreements” for more information about the equity investment and related standstill agreement.
Koch Strategic Platforms (“KSP”)
KSP, a subsidiary of Koch Investments Group, through its affiliate, Wood River Capital, LLC, has invested $100 million in Li-Cycle pursuant to an unsecured convertible note to support the Company’s growth opportunities in North America, Europe and Asia Pacific. We believe this strategic investment by KSP will provide Li-Cycle with access to key industry expertise and commercial opportunities across the broader Koch Industries ecosystem. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations,” “Item 10C. Material Contracts—KSP Convertible Notes,” “Item 10C. Material Contracts” for more information about the KSP Convertible Notes and related standstill agreement.
Well Positioned for Governmental Financing Opportunities
Li-Cycle continues to see favorable tailwinds from a number of new public policy programs in the North America and Europe aimed at providing financial support to facilitate domestic expansion of the battery supply infrastructure, essentially deeming this to be a critical strategic industry.
In the United States, the recent enactment of the Inflation Reduction Act, or the IRA, is expected to provide meaningful benefits to the EV battery recycling industry beginning in 2023. The IRA comes off the heels of the Bipartisan Infrastructure Law and the Presidential Determination investments to support critical materials for battery production, with total potential grants and loans under these programs of more than $325 billion, as illustrated below:
As a first mover with environmentally sustainable technology, Li-Cycle’s patented technologies are proven in the North American market as a leading way to recycle lithium-ion batteries, providing Li-Cycle with two key advantages: 1) the opportunity to directly explore these government funding opportunities to potentially benefit our Spoke & Hub network growth; and 2) the capability to assist automakers in achieving the Clean Vehicle Tax Credit conditions by meeting their production requirements for domestic content via recycled material.
Intellectual Property
As of October 31, 2022, Li-Cycle had a total of 54 pending utility patent applications and issued utility patents, grouped into six patent families based on common priority details, which cover aspects of Li-Cycle’s innovative technologies and include issued patents or pending patent applications in Australia, Canada, China, Europe, Hong Kong, Japan, South Korea, United States, Belgium, Germany, France, United Kingdom, Netherlands, Sweden, Spain, Italy, Switzerland, Estonia, Finland, Croatia, Hungary, Norway, Poland and the World Intellectual Property Office. These applications and patents have filing dates between 2018 and 2022, and therefore will expire between 2038 and 2042.
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

Our Focus on Quality and Sustainability
We have instituted an Integrated Management System (developed on the basis of International Standards Organization (“ISO”) standards) to guide our actions on health and safety, environmental and quality (“HSEQ”) practices.
Our Ontario Spoke and New York Spoke facilities are registered to ISO 9001 quality standards, ISO 14001 environmental standards and ISO 45001 occupational health & safety standards. Our New York Spoke is registered to the Responsible Recycling (“R2”) electronics recycling standard (Version 3) (“R2v3”). Our Ontario Spoke is registered to R2:2013, and it has completed the registration upgrade audit, and is awaiting award of registration, for R2v3. We are currently implementing key elements of the Integrated Management System at our Arizona Spoke and Alabama Spoke and reviewing tactical plans for registration of these facilities under ISO and R2v3 standards. Our corporate headquarters located in Toronto, Ontario has not been registered to these standards, given that no direct recycling operations are conducted at this location.
We prioritize the safety of our employees, suppliers, contractors and visitors. We aim for a “zero-harm” workplace and ensure compliance with all applicable occupational health and safety laws, regulations and standards in the jurisdictions in which we operate. We provide training to our employees on quality, health and safety and environmental and R2 requirements. We also ensure that our facilities (including lines, machinery and tools used) are equipped with safety instructions, allot the time to practice emergency procedures and expect our managers and employees to maintain clean and well-organized facilities. Our operating facilities are permitted and/or approved per applicable (and relevant) environmental, safety and building code requirements. Our HSEQ Department is responsible for the continuous improvement and optimization of permitting coverage for all our operations in a proactive manner.
We are tracking the environmental performance (including Scope 1 and 2 emissions) at all our operating sites and sub-systems, as we prepare for the publication of our initial ESG Report.
Regulatory Landscape
There continues to be increased activity in lithium-ion battery regulation globally in recent years, with a continued focus to create domestic supply chains.

In North America, various industry groups are focused on working with governments to identify opportunities to support the domestic supply of critical materials through regulation and financial support mechanisms. Government mandates also continue to drive increased infrastructure spending and funding availability for the battery supply chain. In the United States, on August 16, 2022, President Biden signed into law the Inflation Reduction Act, which provides over $300 billion to fund energy and climate projects aimed at reducing carbon emissions by 40% in 2030. Overall, the law includes numerous investments in climate protection, including investments in clean energy production and tax credits aimed at reducing carbon emissions. The expectation is that the financing mechanisms included in this legislation will further accelerate clean energy manufacturing and investment in the United States.

In the European Union, the recently concluded “trilogue” discussions between the European Commission, Parliament, and Council resulted in the provisional deal on the Battery Regulation, which is one of the most comprehensive legislative frameworks covering battery recycling. The legislation, which could enter into force later in 2023, would set forth bold recycling targets, including minimum material recovery rates of 90% for both cobalt and nickel by December 31, 2027 (also including a ‘high level of ambition’ mandate for at least a 95% material recovery rate for both cobalt and nickel by December 31, 2031); a minimum recovery rate of 50% for lithium by December 31, 2027 (also including a ‘high level of ambition’ mandate for at least an 80% material recovery rate for lithium by December 31, 2031); and a Recycling Efficiency Rate of least 65% by December 31, 2025 (also including a ‘high level of ambition’ mandate for a Recycling Efficiency Rate of at least 70% by December 31, 2030).

Additionally, the European Union is also in discussions to pass the so-called Critical Raw Materials Act (“CRMA”), which aims to boost secure and sustainable access to critical raw materials necessary for the European Union’s ambitions for twin green and digital transitions. We believe that the CRMA will help support the battery recycling industry through increased public finance and new policies to facilitate investments in projects across the entire battery supply chain.
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

Legal Proceedings

From time to time, we are subject to various litigation and regulatory proceedings arising in the normal course of business. Where it is determined, in consultation with counsel based on litigation and settlement risks, that a loss is both probable and estimable, we establish an accrual. We expect that we may not be able to predict with certainty the outcome of any litigation or the potential for future litigation. We expect to continuously monitor any proceedings as they develop and adjust any accrual or disclosure as needed. Regardless of the outcome, litigation could have an adverse impact on us due to defense costs, diversion of management resources, potential reputational harm and other factors, and it could have a material effect on our results of operations for a given reporting period.
On April 19, 2022, a putative securities class action lawsuit was filed in the U.S. District Court for the Eastern District of New York against the Company, its CEO, and its former CFO, on behalf of a proposed class of purchasers of the Company’s publicly traded securities during the period from February 16, 2021 through March 23, 2022. The complaint, which is captioned as Barnish v. Li-Cycle Holdings Corp., et al., 1:22-cv-02222 (E.D.N.Y.), alleges that the defendants issued false and misleading statements concerning Li-Cycle’s business, which were revealed when Blue Orca Capital published a short seller report on March 24, 2022. The complaint seeks compensatory damages and an award of costs. The original complaint asserted claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). On July 22, 2022, the court appointed The Lanigan Group, Inc. as lead plaintiff.  On October 11, 2022, the lead plaintiff filed an amended complaint asserting claims pursuant to Section 14(a) of the Exchange Act and Sections 11 and 15 of the U.S. Securities Act of 1933 on behalf of a proposed class comprising: (a) all persons who were eligible to vote at Peridot Acquisition Corp.’s extraordinary general meeting held during August 2021, and (b) all persons who acquired Li-Cycle publicly traded securities pursuant to Li-Cycle’s March 2021 Registration Statement.  Unlike the original complaint, the amended complaint does not assert any claims under either Section 10(b) or Section 20(a) of the Exchange Act.  The claims in the amended complaint are asserted against both the Company and certain individual defendants, including Li-Cycle’s two Co-Founders, Li-Cycle’s former CFO, two current directors of Li-Cycle (who were also directors and/or officers of Peridot Acquisition Corp. at the time of the Business Combination), and certain other directors or officers of Peridot Acquisition Corp. at the time of the Business Combination.  On December 19, 2022, the Company and each of the individual defendants moved to dismiss the amended complaint in its entirety.  The motion to dismiss is not yet fully briefed.  The Company believes that the allegations in the amended complaint are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter. See also Note 18 in our financial statements for the year ended October 31, 2022.
C. Organizational Structure
The following diagram depicts the organizational structure of the Company as of the date of this annual report.

D. Property, Plants and Equipment
Spoke Network
Li-Cycle currently has four operational Spokes in North America, located in Ontario, New York, Arizona and Alabama. The Company is also developing its first two European Spokes, in Germany and Norway. The Company is also continuing to add capacity to its Spoke network, with new developments and expansions of existing sites.
The Company continues to innovate its Spoke technology with each Spoke roll out, incorporating upgrades and improvements from the development of the preceding Spokes. Since the build and installation of the Company’s first Spoke (the “Generation 1” Ontario Spoke in 2020), the Company has significantly evolved its Spoke design. The Ontario Spoke was a stick build format with a single shredder design. The Company's next Spoke facility (the “Generation 2” New York Spoke) was a modular build with increased recovery rates and added ancillary processing capacity. Both the Arizona Spoke and the Alabama Spoke are “Generation 3” Spokes and incorporate a modular build format, multi-stage shredding with capabilities to shred full-pack EV batteries, further increases to recovery rates, and optionality for multiple main lines and flex capacity with ancillary processing.

The table below outlines current available Spoke capacity and additional calendar 2023 expected Spoke capacity, by Spoke location:

		Ancillary Processing
Annual tonnes of material processed	Main Line¹	Dry Shredding²	Powder Processing³	Baling[4]	Total Processing Capacity
Ontario Spoke	5,000	—	—	—	5,000
New York Spoke	5,000	5,000	3,000	5,000	18,000
Arizona Spoke	10,000	5,000	3,000	—	18,000
Alabama Spoke	10,000	—	—	—	10,000
Current available capacity	30,000	10,000	6,000	5,000	51,000
Germany Spoke	20,000	5,000	—	5,000	30,000
2023 expected capacity	50,000	15,000	6,000	10,000	81,000
Notes
¹ Processes materials using Li-Cycle’s patented submerged shredding process or “wet shredding” designed specifically for battery materials that contain electrolyte and have risk of thermal runaway.
² Processes materials that don’t contain electrolyte and therefore are less risk of thermal runaway, such as electrode foils.
³ Processes electrode powders to minimize dusting in downstream processes.
4 Processes electrode foils into formed cubes for optimizing logistics and downstream processing.

Germany Spoke

In 2022, Li-Cycle announced the development of a European Spoke to be based in Magdeburg, Germany, approximately 160 kilometers from Berlin. The Germany Spoke was planned to have an initial recycling capacity of at least 10,000 tonnes (2 GWh equivalent) per year, with the first main line expected to be operational in 2023. To meet customer demand and increase cost efficiencies, Li-Cycle now plans to install a second main line with capacity of 10,000 tonnes (2 GWh equivalent) per year in Germany by the end of calendar 2023. In addition, the Germany Spoke is expected to have capacity of 10,000 tonnes per year for ancillary processing.

Norway Spoke

In 2022, Li-Cycle entered into a joint venture agreement with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) to form Li-Cycle Norway AS for the purpose of constructing the Norway Spoke. Li-Cycle is the majority owner of Li-Cycle Norway AS, with ECO STOR and Morrow being minority owners and Nordic-headquartered strategic partners. The Norway Spoke will be a Generation 3 Spoke, expected to have a main line recycling capacity of 10,000 tonnes (2 GWh equivalent). The Company has leased a site in Moss, Norway, approximately 60 kilometers from Oslo, for this operation, and the building is currently under construction. To prioritize the expansion plans for the Germany Spoke, the Company will initially use the Norway Spoke as a consolidation and warehouse facility, with the installation of a Generation 3 Spoke line and start of operations at this facility now planned for 2024.

Ohio Spoke

In 2022, Li-Cycle announced the development of the Ohio Spoke on site at the Ultium Cells LLC (“Ultium”) battery cell manufacturing mega-factory in Warren, Ohio. Ultium announced that it would construct a new building for the Ohio Spoke, where Li-Cycle could install and operate its proprietary Spoke technology and equipment. Initial plans for the Ohio Spoke included recycling capacity of 15,000 tonnes (3 GWh equivalent) per year, with operations to commence in 2023. Based on Li-Cycle’s overall Spoke development plan, which prioritizes the fastest growing electrification demand centers and prudently directing capital, the Ohio Spoke has been deferred. Li-Cycle does not expect the Ohio Spoke to be operational in 2023.

Other Spoke Updates

Li-Cycle completed and operationalized its new Spokes in Arizona and Alabama in 2022. The costs to construct, commission and commence operations for the Arizona and Alabama Spokes were in total approximately $4.0 million higher than original estimates, due primarily to extended commissioning periods for these facilities, which were the first Generation 3 Spokes. The improvements developed through the commissioning process for these Spokes are expected to benefit the Company's future Generation 3 Spoke projects.

Li-Cycle completed improvements to its New York Spoke by the end of calendar 2022 including upgrading of the shredder and the addition of baling to supplement ancillary processing capacity. The New York Spoke now has variable capacity of up to 18,000 tonnes per year for processing a range of LIB feedstock types.

Li-Cycle is currently working on plans to develop an expanded Generation 3 Spoke and warehouse facility that will replace its existing Spoke in Kingston, Ontario (the “New Ontario Spoke”). Li-Cycle expects initial site work to commence during 2023. The new Ontario Spoke is currently expected to have a main line recycling capacity of 10,000 tonnes (2 GWh equivalent) of LIB per year.
Rochester Hub
Li-Cycle’s first commercial Hub will be located in Rochester, New York, and is currently under construction (the “Rochester Hub”). Li-Cycle’s Spoke facilities will be the primary suppliers of Black Mass & Equivalents feedstock for the Rochester Hub. The location for the Rochester Hub was specifically selected due to the nature of the infrastructure available at the site, including utilities and road/rail networks.

Li-Cycle completed a definitive feasibility study for the Rochester Hub in December 2021. Based on the definitive feasibility study, Li-Cycle expects the Rochester Hub will have the nameplate input capacity to process 35,000 tonnes of BM&E annually (equivalent to approximately 90,000 tonnes or 18 GWh of LIB feed annually). The Rochester Hub is expected to have output capacity of battery grade materials of approximately 42,000 to 48,000 tonnes per annum of nickel sulphate, 7,500 to 8,500 tonnes per annum of lithium carbonate and 6,500 to 7,500 tonnes per annum of cobalt sulphate.

Li-Cycle has engaged Hatch Ltd. as its engineering and procurement contractor for the Rochester Hub. Hatch Ltd. is also providing select construction management services such as onsite field engineering support and overall project scheduling for the project. Li-Cycle has engaged Mastec Inc. as its general contractor for the Rochester Hub. Procurement activities are well-advanced and have commenced on all equipment and select construction materials for the Rochester Hub. Site works and construction commenced on the Rochester Hub site in

January 2022. The Rochester Hub has made significant progress to date on key engineering, procurement and construction milestones and is expected to initiate commissioning in stages in late calendar 2023.

Li-Cycle has been granted a special use permit for hydrometallurgical facility operations, overall site plan approval, and a special use permit with an area variance for hazardous material storage tanks at the Rochester Hub by the Town of Greece, New York, all subject to certain conditions.  Li-Cycle will continue to apply for construction-related building permits from the Town of Greece as plans for specific structures become finalized.   Li-Cycle completed the New York State Environmental Quality Review Act process for the Rochester Hub in November 2021. The New York State Department of Environmental Conservation (“NYSDEC”) issued a state facility air permit for the expected emissions from the Rochester Hub in March 2022.  A general permit for stormwater discharges from construction activity, and a related stormwater pollution prevention plan that meets criteria set forth by the NYSDEC, is also in place for the Rochester Hub.   The remaining anticipated regulatory approvals required to complete and operate the Rochester Hub consist of the granting by the NYSDEC of a general permit for stormwater discharges associated with industrial activity, a chemical bulk storage registration and a petroleum bulk storage registration.

Li-Cycle expects that the Rochester Hub will result in a workforce of approximately 270 employees at its operations.
Leases
We lease the following properties as of October 31, 2022:

		Gross Floor Area (square foot)		Lease period
Country	Location		Use	Start	End
Canada	Kingston, Ontario	10,193	Plant	4/1/2020	3/31/2025
Canada	Kingston, Ontario	8,580	Storage	12/1/2021	11/30/2023
Canada	Kingston, Ontario	11,244	Storage	11/1/2019	11/30/2022
Canada	Kingston, Ontario	19,300	Storage	5/1/2020	11/30/2022
Canada	Kingston, Ontario	7,360	Storage	12/1/2020	11/30/2022
Canada	Millhaven, Ontario	46,639	Construction of new spokes	7/1/2021	6/30/2024
Canada	Toronto, Ontario	31,762	Office	6/1/2021	5/31/2031
United States of America	Cottondale, Alabama	120,000	Storage	11/1/2021	12/31/2023
United States of America	North Port, Alabama	108,469	Plant	7/1/2022	6/30/2042
United States of America	Gilbert, Arizona	138,949	Plant	10/1/2021	2/29/2032
United States of America	Mesa, Arizona	69,016	Storage	9/1/2021	12/31/2026
United States of America	Greece, New York	63,901	Plant	7/1/2019	6/30/2029
United States of America	Webster, New York	37,231	Storage	4/1/2020	3/31/2025
United States of America	Rochester, New York	2,309,000	Land	4/1/2022	3/31/2042
United States of America	Rochester, New York	45,590	Storage	5/1/2022	4/30/2024
United States of America	Rochester, New York	9,130	Construction Office	2/1/2022	7/31/2023
Germany	Magdenburg, Germany	546,828	Plant	7/1/2022	6/30/2032
Norway	Moss, Norway	165,936	Plant	6/1/2023	5/31/2035
Switzerland	Baar, Switzerland	10,226	Office	6/1/2022	6/30/2027
Singapore	Battery Road, Singapore	1,615	Office	10/1/2022	9/30/2025

On January 12, 2023, the Company entered into a sublease agreement (the “Hub Warehouse Agreement”) with Pike Conductor DEV 1, LLC (the “Landlord”) outlining the parties’ respective rights and obligations with respect to the construction, financing and leasing of a warehouse and administrative building (the “Building”) for the Rochester Hub on leased property of the Landlord (the “Property”). As outlined in the Hub Warehouse Agreement, the Company will directly advance up to a maximum of $58.6 million to the Landlord for the design, engineering and construction of the Building, and as at October 31, 2022, the Company had advanced $27.0 million of the $58.6 million maximum. Upon the successful closing of the Landlord’s financing transaction, the Landlord will reimburse the Company for a portion of its advances, such that the Company will have made a net investment of $14.5 million for leasehold improvements. Once construction of the Building is complete, the Landlord will lease the Building and Property (together, the “Premises”) to the Company. The term of the Premises lease will be the earlier of the issuance of a certificate of occupancy for the Building or September 1, 2023 and (subject to renewal) may extend for up to 48 years.  In the event that the Landlord does not complete its financing transaction by July 1, 2023, the Hub Warehouse Agreement will be amended and restated as a ground lease agreement for the Property.
Owned Property
We had no owned properties as of October 31, 2022.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The information called for by this Item is set forth in Exhibit 99.2 of this annual report and is incorporated by reference into this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.     Directors and Senior Management
The following table sets forth our current directors and executive officers:

Directors and Executive Officers	Age	Position/Title
Ajay Kochhar	31	Director and President and CEO
Tim Johnston	37	Director and Executive Chair
Mark Wellings	59	Director
Rick Findlay	65	Director
Anthony Tse	52	Director
Alan Levande	66	Director
Scott Prochazka	56	Director
Kunal Sinha	42	Director
Jacqueline Dedo ………………………………	61	Director
Debbie Simpson	56	Chief Financial Officer
Chris Biederman	37	Chief Technology Officer
Carl DeLuca	55	General Counsel and Corporate Secretary
Christine Barwell	57	Chief Human Resources Officer
Richard Storrie	56	Regional President, Americas
Dawei Li	40	Regional President, APAC
The business address for each of the Company’s directors and executive officers is 207 Queen’s Quay West, Suite 590, Toronto, ON, M5J 1A7, Canada.
Biographical information concerning our directors and executive officers listed above is set forth below.
Ajay Kochhar
Ajay Kochhar has served as our President and CEO, Co-Founder, and a director since the consummation of the Business Combination on August 10, 2021. Before founding Li-Cycle, Mr. Kochhar gained extensive technology and project development experience through progressive roles with Hatch’s industrial cleantech and advisory practices. While working in that space, he garnered in-depth engineering and project management experience through clean technology development in the lithium, cobalt, nickel, copper, gold, lead, zinc, molybdenum, and rare earth metals industries. His technical expertise spans the entire project lifecycle, from conceptual and pre-feasibility study to construction and commissioning. Mr. Kochhar is a graduate of the University of Toronto and holds a Bachelor of Applied Science (BASc) in Chemical Engineering.
Tim Johnston
Tim Johnston has served as our Co-Founder and Executive Chair since the consummation of the Business Combination on August 10, 2021. With more than 15 years of experience, Mr. Johnston has overseen the development and operation of batteries, metals, industrial minerals and large infrastructure assets. In addition to co-founding Li-Cycle, Mr. Johnston served as a director and the chief executive officer of Desert Lion Energy Inc. (“Desert Lion”), a lithium exploration and development company whose securities were listed on the TSX Venture Exchange (the “TSX-V”), from February 2018 to July 2019, when Desert Lion was sold to a third party. In mid-2019, the TSX-V initiated a review of the Desert Lion senior management team, including Mr. Johnston, to assess their suitability to act as directors or officers of a listed issuer as a result of certain incorrect statements and omissions made by Desert Lion in its press releases for a financing transaction and its listing application with the TSX-V for approval of the issuance of shares in connection with such transaction. On May 11, 2020, the TSX-V made a procedural determination that requires Mr. Johnston to make a written application to and obtain the prior written acceptance from the Compliance & Disclosure Department of the TSX-V for any proposed involvement by Mr. Johnston as a director or officer of (or to perform similar functions for) any TSX-V-listed issuer. The TSX-V has subsequently publicly stated that it has not reached any conclusions regarding the suitability of Mr. Johnston to be a director or officer of a TSX-V listed company in the future. Prior to Desert Lion, Mr. Johnston worked as a Senior Consultant for Hatch, specializing in project management and transactional analysis for their global lithium business. While there, Mr. Johnston managed the development of projects across the lithium-ion battery value chain for companies such as SQM, Rockwood Lithium (Albemarle), Bacanora Minerals, AMG-NV, Rio Tinto, Galaxy Resources, and other key developers. Mr. Johnston is also the Co-Founder and Director of Li-Metal Corp. (LIM:CN), a Director of Lacero Solutions Inc., an Investment Committee Member of Blue Horizon Capital and an Advisory Board Member of 5E Advanced Materials in Australia. A graduate of the University of Queensland’s Mechanical Engineering Program, Mr. Johnston is a chartered professional engineer and CFA charter holder.
Mark Wellings
Mark Wellings has served as a director of the Company since the consummation of the Business Combination on August 10, 2021. Mr. Wellings is a finance professional with over 30 years international experience in both the mining industry and mining finance sector. Mr. Wellings initially worked in the mining industry both in Canada and Australia in exploration, development and production capacities. He then joined the investment dealer GMP Securities L.P. where he co-founded the firm’s corporate finance mining practice. During over 18 years at GMP Securities L.P., Mr. Wellings was responsible for, and advised on, some of the Canadian mining industry’s largest transactions, both in equity financing and mergers and acquisitions. Since then, he has been appointed to several public and private boards and is also the Co-Chairman of Lithium Royalties Corp., the Chairman of Adventus Mining Corp., the Chairman of Superior Gold Inc. and a director of Li-Metal Corp. Mr. Wellings is a Professional Engineer and holds a Master of Business Administration degree and a Bachelor of Applied Science degree in Geological Engineering.
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
Anthony Tse
Anthony Tse has served as a director of the Company since the consummation of the Business Combination on August 10, 2021. Mr. Tse has over 28 years of private and public corporate experience in numerous high-growth industries spanning the TMT sector, natural resources and specialty chemicals, and most recently the energy transition sectors covering the EV and LIB value chain. His roles have been predominantly in senior management, with a focus on strategy and development, M&A and corporate finance internationally – he has managed businesses and operations across four continents spanning the Greater China and Asia region, Australia, North and South America.

He is the former Managing Director and Chief Executive Officer of Galaxy Resources, where he served on the board for 11 years - the company merged with Orocobre in 2021 to create Allkem and become one of the Top 5 lithium producers globally. He is now currently a Board Director of Li-Metal (CSE: LIM), a developer of lithium metal and lithium metal anode technologies for next generation lithium solid-state batteries, and also a Senior Advisor to Sicona Battery Technologies, a leading developer of silicon-composite materials for next generation lithium battery anode technologies.
Aside from his industry roles, Mr. Tse is also an Operating Partner with the Global Private Equity Group of Franklin Templeton (NYSE: BEN), a global asset management organization, and a Senior Advisor to EMR Capital (a global natural resources investment group) portfolio of companies, with whom he is focused on upstream through to mid- and downstream investments in the energy transition sector.
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
Mr. Levande was appointed to the Company’s Board of Directors pursuant to the Investor Agreement. See “Item 10C. Material Contracts—Investor Agreement” for additional information.
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
Mr. Prochazka was appointed to the Company’s Board of Directors pursuant to the Investor Agreement. See “Item 10C. Material Contracts—Investor Agreement” for additional information.
Kunal Sinha
Kunal Sinha has served as director of the Company since June 1, 2022. Mr. Sinha has been with Glencore since 2012 and currently serves as Glencore’s Head of Recycling. Prior to his current role, Mr. Sinha was the CEO of Glencore’s North American Sulfuric Acid business. Prior to joining Glencore, he worked for six years in Management Consulting at ZS Associates. Mr. Sinha holds an MBA from the London Business School, an M.S. in Systems and Entrepreneurial Engineering from the University of Illinois at Urbana-Champaign, and a B.Tech. in Mechanical Engineering from the Indian Institute of Technology (IIT), Kharagpur.
    Mr. Sinha was appointed to the Company’s Board of Directors pursuant to the Glencore Note Purchase Agreement. See “Item 10C. Material Contracts—Glencore Note Purchase Agreement” for additional information.
Jacqueline Dedo
Jacqueline Dedo has more than 40 years of experience across a variety of functions and verticals in the automotive industry, with a focus on strategy development and creating customer value. She is co-founder of Aware Mobility, LLC. She previously served as Chief Strategy and Supply Chain Officer for Dana Holding Corp. (NYSE: DAN). Ms. Dedo has also held various leadership positions at Piston Group, The Timken Company (NYSE: TKR), Motorola (NYSE:MSI), and Robert Bosch Corporation. Ms. Dedo also has two decades of board membership experience. She currently sits on the Board of Directors of Cadillac Products Automotive Company, a private, internationally-recognized leader in the plastics converting industry, and the Workhorse Group Inc. (Nasdaq: WKHS), an OEM for commercial electric delivery vehicles and delivery drones. Ms. Dedo earned her Bachelor of Science degree in electrical engineering from Kettering University in Flint, Michigan, has been involved in numerous charitable organizations, and has been honored on multiple occasions by Automotive News as one of the “Top 100 Leading Women in the Automotive Industry.”
Debbie Simpson
Debbie Simpson has served as our Chief Financial Officer since February 1, 2022. With more than 30 years of finance and public company experience, Ms. Simpson is an accomplished senior executive with experience in financial and strategic leadership, capital funding, and mergers and acquisitions. Prior to joining Li-Cycle, Ms. Simpson served as Chief Financial Officer of Maple Leaf Foods Inc., a carbon neutral, sustainable, protein company with revenues of approximately $4 billion and over 13,000 employees. Before that, she was Vice President and Treasurer of Vincor International Inc., a leading global producer and distributor of wines, with operations across several countries. Before moving to Canada in 2000, Ms. Simpson lived and worked in Scotland. She began her career with Ernst & Young and obtained her professional accounting designation from the Institute of Chartered Accountants of Scotland. Ms. Simpson holds a Bachelor of Arts (Honours) degree in Accountancy and a Master of Science in Accountancy and Finance from the University of Stirling, Scotland. She is a passionate advocate for advancing women, with a focus on women’s health and education, and volunteers her time as the Board Chair of Women’s College Hospital Foundation and the Board Chair of Havergal College.
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
Christine Barwell
Christine Barwell was appointed Chief Human Resources Officer of the Company on January 1, 2023. She brings over 25 years of experience across a variety of industries as a global people operations leader and has been a change agent for complex corporate challenges balancing the people strategy in partnership with business opportunities. Prior to joining Li-Cycle, Ms. Barwell was the Vice President, Human Resources for Alamos Gold. Ms. Barwell holds her MBA in digital transformation from McMaster University. She also holds a CHRL designation.
Richard Storrie
Richard Storrie has served as Regional President, Americas of the Company since January 24, 2022. In this role, Richard is responsible for overseeing Li-Cycle’s operations, commercial activities, and execution of its growth strategy in the Americas region. With more than 26 years of operational, technical, and strategic development experience in the metals and mining industry, Richard possesses a deep understanding of the battery metals supply chain. Prior to joining Li-Cycle, Richard served as President and Chief Operating Officer of the Diavik Diamond Mine, owned by Rio Tinto, one of the world’s largest metals and mining corporations. Throughout his nearly 26-year tenure with Rio Tinto, Richard has worked in its top tier open-pit and underground operations in several regions, including Rio Tinto’s multi-billion-dollar Oyu Tolgoi copper mine in Mongolia. Richard served as an officer in the British Royal Marine Commandos and acquired an Honours degree in Mining Engineering from Newcastle University in the United Kingdom.

Dawei Li
Dawei Li has served as Regional President, APAC of the Company since November 1, 2021. Mr. Li brings more than 15 years of experience in strategy development and leading growth in new markets for international companies. Before joining Li-Cycle, Mr. Li served as the Global Business Director for battery-grade lithium carbonate at the Albemarle Corporation, where he developed growth strategy and executed on business development plans and commercial negotiations. Previously, he held roles at Eastman Chemical Company, managing global product lines, leading growth initiatives, and launching efforts to generate demand for existing products while commercializing novel ones. Mr. Li began his career in Shanghai, China working for PricewaterhouseCoopers. Mr. Li holds a BBA in Marketing from Shanghai University of Finance and Economics, and an MBA from the Darden School of Business at the University of Virginia.
B.     Compensation
Compensation of Executives
Introduction
The following section describes the significant elements of the Company’s executive compensation program, with particular emphasis on the process for determining compensation payable to the Company’s CEO, CFO and the Company’s other three most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”). The NEOs are:
•    Ajay Kochhar, CEO;
•    Tim Johnston, Executive Chair;
•    Debbie Simpson, CFO;
•    Richard Storrie, Regional President, Americas;
•    Carl DeLuca, General Counsel & Corporate Secretary; and
•    Bruce MacInnis, former CFO.
Overview and Compensation Committee
Compensation Objectives
The Company’s executive compensation program is designed to achieve the following objectives:
•    provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;
•    motivate these executive officers to achieve our business and financial objectives;
•    align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business;
•    reward our executive officers for their performance and contribution to our short-term and long-term objectives and success;
•    continue to foster an entrepreneurial and results-driven culture; and
•    provide the appropriate balance of short and long-term incentives to encourage appropriate levels of risk-taking and prudent decision-making by the executive team.
Compensation Governance
Our Board of Directors has adopted a written charter for the Compensation Committee that establishes the Compensation Committee’s purpose and its responsibilities with respect to executive compensation. The charter provides that the Compensation Committee will, among other things, oversee the compensation strategy and policies for the Company’s executive officers and directors; establish, review and report on compensation of the Company’s executive officers; administer equity-based and certain other compensation plans; and review executive compensation disclosure for inclusion in the Company’s public disclosure documents, in accordance with applicable rules and regulations.
Our Compensation Committee currently consists of Rick Findlay (Chair), Jacqueline Dedo, Scott Prochazka and Mark Wellings, each of whom is considered by the Board of Directors to be independent.

Compensation Components
In furtherance of the above-stated compensation objectives, the Company’s executive compensation plan includes a mix of base salary, short-term incentives and long-term equity incentives.
Base Salary
We seek to maintain base salary amounts consistent with industry norms. Base salaries for NEOs are established based on the scope of their responsibilities, competencies and prior relevant experience, taking into account compensation paid in the market for similar positions, the market demand for such NEOs and the NEO’s total compensation package. Base salaries are reviewed annually and increased for merit reasons, based on the executive’s success in meeting or exceeding individual objectives. Additionally, base salaries may be adjusted as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive’s role or responsibilities, as well as to maintain market competitiveness.
Short-Term Incentives
The Company’s compensation program for NEOs and other executive officers includes eligibility for annual cash bonuses. Annual bonuses are designed to motivate our executive officers to meet our business and financial objectives generally and our annual financial performance targets in particular.
For the year ended October 31, 2022, the NEOs were eligible to earn an annual bonus based on a target percentage of base salary. For the CEO and Executive Chair, the target annual bonus was 120% of base salary; for the CFO, the target annual bonus was 100% of base salary; and for the other NEOs the target annual bonus was 70% of base salary. For the CEO, the Executive Chair and the CFO, the annual bonus awards were based entirely on the achievement of corporate-level objectives. For the other NEOs, 80% of the annual bonus was based on the achievement of corporate-level objectives and 20% of the annual bonus was based upon the achievement, by the NEO, of individual goals and objectives. The Company’s key corporate-level objectives for the year ended October 31, 2022 were prioritizing safety and sustainability, progressing the execution of the Rochester Hub Project on time and on budget, and expanding production of black mass. In aggregate, the Company’s performance on these objectives was assessed at 75% of target.
Long-Term Incentives
In connection with the Business Combination, the Company adopted the Long-Term Incentive Plan to provide different types of equity-awards to be granted to eligible directors, officers, employees and consultants of the Company and its subsidiaries, including options and RSUs. Equity-based awards are a variable element of compensation that allows the Company to reward its NEOs for their sustained contributions to the Company. Equity awards reward performance and continued employment by an NEO, with associated benefits to the Company of attracting and retaining employees. The Company believes that options and RSUs and other equity-based compensation will provide NEOs with a strong link to long-term corporate performance and the creation of shareholder value.
The Compensation Committee is responsible for administering the Long-Term Incentive Plan. For more information on the material terms and conditions of the Long-Term Incentive Plan, see “Long-Term Incentive Plan”, below.
For the year ended October 31, 2022, the NEOs were eligible to earn annual long-term incentive awards based on a target percentage of base salary. The CEO and Executive Chair received long-term incentive awards equal to 175% of their base salary, the CFO received a long-term incentive award based on 125% of base salary and the other NEOs received long-term incentive awards based on 60% of base salary. These awards consisted of 50% RSUs and 50% options, vesting ratably over three years.
Summary Compensation Table
The following table shows the compensation earned by, paid to, or awarded to the NEOs in respect of the years ended October 31, 2022 and 2021, respectively.

Name and Principal Position(1)	Year	Salary (2) ($)	Share Awards (3) ($)	Option Awards (4) ($)	Non-Equity Incentive Plan Compensation (5) ($)	Pension Value ($)	All Other Compensation (6) ($)	Total Compensation ($)
Ajay Kochhar CEO	2022	487,397	437,500	437,500	438,658	—	53,805	1,854,860
	2021	286,850	1,181,500	1,181,500	200,055	—	12,092	2,861,997
Tim Johnston Executive Chair	2022	487,397	437,500	437,500	438,658	—	37,815	1,838,870
	2021	286,850	1,181,500	1,181,500	200,055	—	713	2,850,618
Debbie Simpson (7) CFO	2022	442,466	3,276,541	276,541	357,070	—	43,341	4,395,959
Bruce MacInnis (8) Former CFO	2022	81,900	—	—	—	—	4,410	86,310
	2021	220,916	—	2,077,000	—	—	445,286	2,743,202
Richard Storrie (9) Regional President, Americas	2022	365,685	859,706	859,706	196,080	—	68,053	2,349,230

Carl DeLuca (10) General Counsel & Corporate Secretary	2022	412,192	135,000	135,000	234,867	—	23,626	940,685

Notes:
(1)In the above table, all compensation is disclosed in U.S. dollars. A portion of the Salary and/or All Other Compensation for each NEO was paid in Canadian dollars. Those Canadian dollar amounts have been converted to U.S. dollars using the Bank of Canada’s average exchange rate for (a) the twelve-month period ended October 31, 2022 of CA$1.00=US$0.7773, and (b) the twelve-month period ended October 31, 2021 of CA$1.00=US$0.7955.

(2)Represents the actual base salary earned in the year ended October 31, 2022. As at October 31, 2022, the annual base salary of each of our NEOs was as follows: $500,000 for Mr. Kochhar, $500,000 for Mr. Johnston, $500,000 for Ms. Simpson, $475,000 for Mr. Storrie and $450,000 for Mr. DeLuca.
(3)Represents the grant date fair value of RSUs granted under our Long-Term Incentive Plan.

(4)The grant date fair value of options awarded was calculated using the Black-Scholes Merton option pricing model, a common and widely-accepted valuation methodology. For the key assumptions used to determine the stock option value for grants during the year ended October 31, 2022 using the Black-Scholes Merton option pricing model, see Note 13 in our financial statements for the year ended October 31, 2022.

(5)See “Short-Term Incentives”, above.

(6)Represents the value of employer’s contribution to employee’s defined contribution retirement savings plan. standard employee benefits coverage (such as health insurance and life insurance), and other taxable benefits (including electric vehicle allowance, on-site parking and executive medical coverage). The Company generally contributes 6% of each NEO’s base salary into a defined contribution registered retirement savings plan, subject to statutory maximums. Mr. Storrie’s other compensation includes relocation benefits.

(7)Ms. Simpson joined the Company on December 13, 2021, during the financial year ended October 31, 2022, and was appointed CFO effective February 1, 2022. She received an on-hire equity award of $3,000,000 payable in RSUs. She also received a FY 2022 LTIP award, pro rated to reflect her service during the fiscal year, consisting of $276,541 in RSUs and $276,541 in options.

(8)Mr. MacInnis was CFO until his retirement on January 31, 2022. As described below under “Employment Arrangements, Termination and Change in Control Benefits—Bruce MacInnis”, the Company and Mr. MacInnis entered into a Retirement Agreement dated July 7, 2021. The Company and Mr. MacInnis subsequently mutually agreed that Mr. MacInnis’ retirement date would be January 31, 2022, and the Company agreed to accelerate and settle certain payments to Mr. MacInnis under the terms of the Retirement Agreement in an aggregate amount of $444,647. These payments were made to Mr. MacInnis in August 2021.

(9)Mr. Storrie joined the Company on January 24, 2022. He received an on-hire cash award of $50,000. He also received an on-hire equity award, consisting of $750,000 in RSUs and $750,000 options. He also received a FY 2022 LTIP award, pro rated to reflect his service during the fiscal year, consisting of $109,706 in RSUs and $109,706 in options.

(10)Mr. DeLuca was joined the Company on March 1, 2021 and became an NEO during the financial year ended October 31, 2022.
Long-Term Incentive Plan
The purpose of the Long-Term Incentive Plan is to promote the success and enhance the value of the Company and its subsidiaries by linking the individual interests of the members of the board of directors, employees, and consultants to those of our shareholders and other stakeholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The Long-Term Incentive Plan also provides flexibility to the Company in its ability to motivate, attract, and retain the services of members of the board of directors, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation will be largely dependent. Set forth below is a summary of the material terms of the Long-Term Incentive Plan.
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
Limitation on Awards and Shares Available
The Long-Term Incentive Plan provided that the maximum number of common shares initially available for issuance under the Long-Term Incentive Plan was 14,799,519. The number of common shares available for issuance under the Long-Term Incentive Plan will be automatically increased on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, in an amount equal to the lesser of (i) 5% of the outstanding Shares on the last day of the immediately preceding fiscal year and (ii) such number of common shares determined by the Board. Accordingly, the current maximum number of common shares available under the Long-Term Incentive Plan is 31,756,328. Any common shares distributed pursuant to an award may consist, in whole or in part, of authorized and unissued common shares, treasury shares or shares purchased on the open market. Notwithstanding the foregoing, the aggregate number of common shares which may be issued or transferred pursuant to awards under the Long-Term Incentive Plan in the form of incentive stock options (“ISOs”) is 14,799,519.
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
Non-U.S. Participants, Claw-Back Provisions and Transferability
The Long-Term Incentive Plan provides that the plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any clawback policy implemented by the Company to the extent set forth in such clawback policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Long-Term Incentive Plan are generally non-transferable, and are exercisable only by the participant.
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
The Long-Term Incentive Plan provides that in no event may any award be granted under the Long-Term Incentive Plan after the tenth anniversary of the earlier of (i) the date on which the Long-Term Incentive Plan is adopted by the board or (ii) the date the Long-Term Incentive Plan is approved by shareholders.
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
Following the Company’s annual meeting of shareholders, and effective May 1, 2022, the Board approved the following amounts for non-employee director compensation.

Compensation Element	RSU Award Value	Cash Value
Standard Retainer
Director	$140,000	$55,000
Additional Retainers
Lead Director	—	$5,000
Audit Committee Chair	—	$20,000
Compensation Committee Chair	—	$15,000
Other Committee Chair	—	$10,000

These amounts reflect market adjustments from the prior year, as recommended by the Compensation Committee and approved by the Board. In particular, the annual RSU award value was increased from $100,000 to $140,000 and the cash value of the standard annual retainer was increased from $50,000 to $55,000. While the Lead Director’s annual retainer remained unchanged at $25,000, the Audit Committee Chair’s retainer was increased from $15,000 to $20,000, and the Compensation Committee Chair’s retainer was increased from $10,000 to $15,000. The Company also eliminated the “on-boarding” equity award for new non-employee directors.
Director Compensation Table
The following table shows the compensation earned by each of our non-employee Directors during the year ended October 31, 2022. Neither Mr. Kochhar, the CEO of the Company, nor Mr. Johnston, the Executive Chair of the Company, is included in the table as neither receives any additional compensation for his service as a director.

Director	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation ($)	Total ($)
Jacqueline Dedo	12,554	102,021	—	—	—	—	114,575
Rick Findlay	65,000	140,000	—	—	—	—	205,000
Alan Levande	52,500	140,000	—	—	—	—	192,500
Scott Prochazka	70,000	140,000	—	—	—	—	210,000
Kunal Sinha	22,867	128,492	—	—	—	—	151,359
Anthony Tse	54,701	140,000	—	—	—	14,100(2)	208,801
Mark Wellings	87,500	140,000	—	—	—	—	227,500
Notes:
(1)    Following the Company’s annual meeting on April 28, 2022, each non-employee director elected at the annual meeting received an RSU award having a value of $140,000 for service during the year. Each non-employee director appointed thereafter received a similar award, pro rated for the period from the date of their appointment to the next annual meeting. The number of RSUs was determined based on the closing price of the Company’s common shares on the NYSE on the date of grant. Each of the annual RSU awards vests on April 28, 2023, subject to the participant’s continued service on the Board. The awards granted on April 28, 2022 were based on a closing price of $6.75 per common share, the awards granted to Mr. Sinha on June 7, 2022 were based on a closing price of $7.11 per common share, and the awards granted to Ms. Dedo on September 13, 2022 were based on a closing price of $7.11 per common share.
(2)    This amount represents aggregate fees paid to Anthony Tse in the year ended October 31, 2022 under the terms of a consulting agreement dated July 19, 2019 between Li-Cycle Corp. and Mr. Tse, pursuant to which Mr. Tse provided consulting services to Li-Cycle Corp. in relation to the proposed expansion of its operations in Asia. The agreement has since been terminated. See “Item 7B. Related Party Transactions”.
Each member of our Board of Directors is entitled to reimbursement for reasonable travel and other expenses incurred when attending Board or Committee meetings or otherwise in connection with their director position.

Employment Arrangements, Termination and Change in Control Benefits
The following summarizes the employment arrangements, termination and change in control benefits for certain of our executive officers in the year ended October 31, 2022 unless as otherwise indicated.
Ajay Kochhar, Tim Johnston, Debbie Simpson, Richard Storrie and Carl DeLuca
Li-Cycle has adopted a standard form of executive employment agreement for use with its executive officers. This form of agreement was entered into with Richard Storrie on October 28, 2021, Debbie Simpson on December 6, 2021, and with each of Ajay Kochhar, Tim Johnston and Carl DeLuca on March 1, 2022 (collectively, the “Employment Agreements”). The Employment Agreements provide for certain payments to the NEO in connection with the termination of the NEO’s employment in various circumstances, as described below.
In the case of Li-Cycle’s termination of the NEO’s employment without cause, or in the case of the NEO’s termination of his or her employment for good reason (as defined in the Employment Agreements), in either case within twelve months following a change in control (as defined in the Employment Agreements), the NEO is entitled to accrued and unpaid base salary, accrued vacation pay, and reimbursement for business expenses properly incurred; a lump-sum payment in lieu of notice in the amount of eighteen months’ base salary (or twenty-four months’ base salary for the CEO and Executive Chair) plus the amount of the NEO’s annual bonus target in respect of the fiscal year in which the termination occurs, pro-rated to eighteen months (or twenty-four months for the CEO and Executive Chair); matching contributions to the NEO’s registered retirement savings plan up to and including the last day of the statutory notice period required pursuant to applicable employment standards legislation; continued participation in Li-Cycle’s executive benefit plans and perquisites until the end of the statutory notice period pursuant to applicable employment standards legislation, and after, for a period of eighteen months or until the NEO becomes entitled to participate in similar benefit plans with another employer, participation in primary coverages (health care, dental care, and employee assistance program); a lump-sum for the NEO’s annual bonus award in respect of the fiscal year immediately preceding the termination, to the extent earned and unpaid at the date of the termination, calculated at the annual bonus target for such fiscal year, and annual bonus award in respect of the fiscal year of Li-Cycle in which the termination occurs, pro-rated from the start of such fiscal year to the date of the termination, calculated at the annual bonus target for such fiscal year; post-employment treatment of the NEO’s long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of the Long-Term Incentive Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy (as described below); and outplacement career counselling ending on the earliest to occur of twelve months following the termination and the date that the NEO obtains full-time employment.
In the case of Li-Cycle’s termination of the NEO’s employment without cause, or in the case of the NEO’s termination of his or her employment for good reason (as defined in the Employment Agreements), in either case prior to a change in control or more than twelve months after a change in control (as defined in the Employment Agreements), the NEO is entitled to accrued and unpaid base salary, accrued vacation pay, and reimbursement for business expenses properly incurred; payment in equal monthly instalments representing twelve months’ base salary (or eighteen months’ base salary for the CEO and Executive Chair) plus the amount of the NEO’s annual bonus target in respect of the fiscal year in which the termination occurs, pro-rated to twelve months (or eighteen months for the CEO and Executive Chair); matching contributions to the NEO’s registered retirement savings plan up to and including last day of the statutory notice period required pursuant to applicable employment standards legislation; continued participation in Li-Cycle’s executive benefit plans and perquisites until the end of the statutory notice period pursuant to applicable employment standards legislation, and after, for a period of twelve months or until the NEO becomes entitled to participate in similar benefit plans with another employer, participation in primary coverages (health care, dental care, and employee assistance program); post-employment treatment of the NEO’s long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of the Long-Term Incentive Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy (as described below); and outplacement career counselling ending on the earliest to occur of twelve months following the termination and the date that the NEO obtains full-time employment.
If the NEO is terminated for cause, death, mutually agreed retirement or by the executive without good reason, he or she will be entitled to payment of any unpaid base salary, vacation pay and reimbursement for business expenses properly incurred and accrued to the termination date; matching contributions to the NEO’s registered retirement savings plan up to and including last day of the statutory notice period required pursuant to applicable employment standards legislation; and post-employment treatment of the NEO’s long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of the Long-Term Incentive Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy (as described below).
If the NEO is terminated for permanent disability, he or she will be entitled to a lump-sum payment of any unpaid base salary, vacation pay and reimbursement for business expenses properly incurred and accrued during the applicable elimination period for long-term disability benefits stipulated in Li-Cycle’s long-term disability insurance plan, less any short-term disability benefit payments provided by Li-Cycle; matching contributions to the NEO’s registered retirement savings plan up to and including the end of the applicable elimination period; continued participation in Li-Cycle’s executive benefit plans and perquisites up to and including the end of the applicable elimination period; post-employment treatment of the NEO’s long term incentive plan awards (including without limitation share options and RSUs) determined in accordance with the terms of the Long-Term Incentive Plan and/or any other applicable long term incentive plan(s), the relevant award agreement(s), and the 2021 Executive Severance Policy (as described below); and if any, minimum statutory entitlements under applicable employment standards legislation.
The 2021 Executive Severance Policy provides that all unvested options and RSUs will be accelerated and exercisable for the remainder of the term in the case of an executive officer’s termination (i) without cause or resignation for good reason within 12 months following a change in control, (ii) in the case of death, and (iii) in the case of disability. An executive officer’s unvested options and RSUs will continue to vest in the case of mutually agreed retirement. In all other cases of termination, unvested options and RSUs shall be forfeited.
Bruce MacInnis

On September 1, 2020, Li-Cycle entered into an employment agreement with Mr. MacInnis setting forth the terms and conditions of his employment as Li-Cycle’s Chief Financial Officer, including base salary, annual performance bonus and benefits. On July 7, 2021, Li-Cycle and NewCo entered into a retirement agreement with Mr. MacInnis. On January 31, 2022, Mr. MacInnis retired.
Mr. MacInnis’ retirement agreement (the “Retirement Agreement”) sets forth certain terms and conditions relating to his retirement from employment with Li-Cycle, which superseded the terms and conditions of his employment agreement that pertained to that subject matter. In the case of Li-Cycle’s termination of Mr. MacInnis’ employment other than for cause, or in the case of Mr. MacInnis’ termination of his employment for good reason (as defined in the employment agreement) following a change of control (as defined in the employment agreement), Mr. MacInnis would have been entitled to accrued but unpaid base salary, vacation pay, expense reimbursements and benefits, an additional fifty-two weeks’ base salary and bonus (calculated on the basis of an average of each bonus received by Mr. MacInnis in the three fiscal years preceding the termination date), and, until the earlier of fifty-two weeks from the termination date or the date on which Mr. MacInnis commenced alternative employment or consulting work, continued coverage under Li-Cycle group benefit plans in place and as amended from time to time.
Pursuant to the Retirement Agreement, subject to certain conditions including those set out below, Mr. MacInnis was entitled to (i) salary continuance for a period of 12 months following the retirement date, (ii) a bonus for the fiscal year ended October 31, 2021 calculated and payable in the ordinary course in accordance with his employment agreement and the Company’s bonus plan for such year, (iii) a bonus for the period from November 1, 2021 up to and including the retirement date based on his actual bonus achieved in the prior fiscal year, prorated for such period, and (iv) continued participation in the Company’s group health and dental plans until the earlier of the date which is 12 months following the retirement date and the date on which he secures alternate coverage through any source other than existing spousal coverage. The terms of the Retirement Agreement would have been null and void in the event that Mr. MacInnis’ employment were terminated by the Company for just clause (as defined in the employment agreement) or by way of Mr. MacInnis’ voluntary resignation (as defined in the employment agreement) at any time prior to the retirement date.
Following the entering into of the retirement agreement, the Company and Mr. MacInnis mutually agreed that Mr. MacInnis’ retirement date would be January 31, 2022, and the Company agreed to accelerate and settle certain retirement payments to Mr. MacInnis in an amount of $446,510.45 (Canadian dollar amounts converted to U.S. dollars using the Bank of Canada’s exchange rate on October 29, 2021 of CA$1.00=US$0.8075), which amounts would be repayable to the Company if Mr. MacInnis’ employment were terminated by the Company for just cause or by Mr. MacInnis by way of voluntary resignation at any time prior to the retirement date. These payments were made in August 2021. Mr. MacInnis retired as agreed on January 31, 2022.
C.     Board Practices
Board of Directors
Our Articles of Amalgamation provide that the Board will consist of a minimum of one and a maximum of ten directors. The OBCA provides that the board of an offering corporation (as defined in the OBCA, which would include the Company) will consist of not fewer than three individuals. The Board currently consists of nine directors. The directors are elected by our shareholders at each annual general meeting of shareholders, and will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. Between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.
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
Committees of the Board of Directors
The Company has established an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”), a nominating and governance committee (the “Nominating and Governance Committee”) and a health, safety, environment and sustainability committee (the “HSES Committee”). Each committee has a written charter that is posted on our website.
Audit Committee
The Audit Committee is comprised of Scott Prochazka (Chair), Rick Findlay and Mark Wellings. Our Board has determined that each of the Audit Committee members is an independent director, as required by applicable SEC, NYSE rules and National Instrument 52-110 — Audit Committees. Our Board has also determined that at least one member of the Audit Committee, namely Scott Prochazka, qualifies as the “Audit Committee financial expert,” as such term is defined in Item 407 of Regulation S-K and that all members of the Audit Committee are “financially literate,” as such term is defined in NI 52-110.
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
Compensation Committee
The Compensation Committee is comprised of Rick Findlay (Chair), Jacqueline Dedo, Scott Prochazka and Mark Wellings. The Board has determined that each of the members of the Compensation Committee is an independent director.
The board has established a written charter setting forth the purpose, composition, authority and responsibility of the compensation committee consistent with the rules of the NYSE, the SEC and the guidance of the Canadian Securities Administrators. The Compensation Committee, among other things, oversees the compensation strategy and policies of the Company’s executive officers and directors; establishes, reviews and reports on compensation of the Company’s executive officers; administers equity-based and certain other compensation plans; and reviews the “Compensation Discussion and Analysis” and related executive compensation disclosure for inclusion in the Company’s public disclosure documents.
Nominating and Governance Committee
The Nominating and Governance Committee is comprised of Mark Wellings (Chair), Jacqueline Dedo and Scott Prochazka. The Board has determined that each of the members of the Nominating and Governance Committee is an independent director.
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
Health, Safety, Environment and Sustainability Committee
The HSES Committee is comprised of Anthony Tse (Chair), Jacqueline Dedo, Rick Findlay and Kunal Sinha. The board has established a written charter setting forth the purpose, composition, authority and responsibility of the HSES Committee. The function and purpose of the HSES Committee is to assist the board in fulfilling its responsibilities with respect to developing and implementing the health, safety, environmental and sustainability policies, procedures and programs of the Company and its subsidiaries, and monitoring compliance with such policies.
D. Employees
As of October 31, 2022, we had over 405 employees. The majority of our employees are employed on a full-time basis. We have approximately 120 employees at our corporate and engineering offices in Toronto, Ontario. Our other corporate and engineering offices are located in Birmingham, Alabama, Baar, Switzerland and Singapore. Our operational employees are primarily located at our operational Spokes in Ontario, New York, Arizona and Alabama.
As we continue to grow our Spoke & Hub network, we anticipate adding additional employees. We expect that our Rochester Hub will require approximately 270 employment positions once operational.
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
E. Share Ownership
The following table sets out the names and positions of the Company’s directors and NEOs for the year ended October 31, 2022, and the following information for each such director and NEO as of January 31, 2023, being the number of common shares, options and RSUs of the Company owned or over which control or direction is exercised by each such director and NEO of the Company and, where known after reasonable enquiry, by their respective associates or affiliates.

Name and Principal Position	Number of Shares Owned (#)	Percentage of Total Shares Outstanding (%)(1)	Special Voting Rights	RSUs	Number of Securities Underlying Options	Option Exercise Price ($)	Option Expiration Date
Ajay Kochhar, Director, President and CEO (2)	24,930,228	14.14%	None	276,011	159,640	$0.02	April 11, 2023
					139,685	$0.37	July 19, 2024
					176,871	$10.93	August 10, 2031
					92,105	$7.58	January 31, 2032
					253,028	$5.77	January 27, 2033
Tim Johnston, Director, Executive Chair (3)	11,394,674	6.46%	None	276,011	159,640	$0.02	April 11, 2023
					199,550	$0.37	July 19, 2024
					176,871	$10.93	August 10, 2031
					92,105	$7.58	January 31, 2032
					253,028	$5.77	January 27, 2033
Debbie Simpson, CFO	—	—	None	541,302	58,219	$7.58	January 31, 2032
					188,678	$5.77	January 27, 2033
Bruce MacInnis, Former CFO	—	*	None	—	310,928	$10.93	August 10, 2031

Richard Storrie, Regional President, Americas	—	—	None	142,853	176,857	$7.58	January 31, 2032
					4,542	$7.11	September 13, 2032
					50,639	$5.77	January 27, 2033
Carl DeLuca, General Counsel & Corporate Secretary	9,048	*	None	97,850	102,470	$10.93	August 10, 2031
					28,421	$7.58	January 31, 2032
					66,256	$5.77	January 27, 2033
Mark Wellings Director	244,708	*	None	29,889	87,003	$0.37	July 19, 2024

Rick Findlay, Director	688,575	*	None	29,889	—	—	—

Anthony Tse, Director	244,387	*	None	29,889	—	—	—

Alan Levande, Director	950,203	*	None	29,889	—	—	—

Scott,Prochazka, Director	101,543	*	None	29,889	—	—	—

Kunal Sinha, Director	0	—	None	18,072	—	—	—

Jacqueline Dedo, Director	0	—	None	14,349	—	—	—

*    Less than 1 percent
Notes:
(1)    The ownership percentage set out in this column is based on a total of 176,254,266 outstanding common shares as of January 31, 2023, in each case rounded down to the nearest hundredth.
(2)    The number of shares owned include 67,616 common shares owned directly by Mr. Kochhar and 24,862,612 common shares owned by 2829908 Delaware LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of Maplebriar Holdings Inc., a corporation organized under the laws of the Province of Ontario (“Maplebriar Holdings”), having a sole shareholder, The Kochhar Family Trust, an irrevocable trust established under the laws of the Province of Ontario, Canada (the “Trust”). Mr. Kochhar is one of three trustees of the Trust, along with Mr. Kochhar’s brother and father, and the beneficiaries of the Trust are principally relatives of Mr. Kochhar. There is an oral agreement among Mr. Kochhar, the Trust, Maplebriar Holdings and 2829908 Delaware LLC that grants Mr. Kochhar the sole power to control the voting and disposition of the common shares of the Company held by 2829908 Delaware LLC. Mr. Kochhar is a Director and the President and CEO of the Company.

(3)    The number of shares owned include 347,507 common shares owned directly by Mr. Johnston and 11,047,167 common shares owned by Keperra Holdings Ltd., a Guernsey corporation (“Keperra”). Mr. Johnston is the sole shareholder of Keperra. Artemis Nominees Limited is a nominee company that holds legal title to 100 shares of Keperra as nominee of and trustee for Mr. Johnston. Mr. Johnston is a Director and the Executive Chair of the Company.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding beneficial ownership of the Company’s common shares as of January 31, 2023 based on 176,254,266 common shares issued and outstanding as of January 31, 2023, with respect to beneficial ownership of our common shares by:
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
Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all common shares that they beneficially own. The common shares owned by the persons named below have the same voting rights as the common shares owned by other holders. We believe that, as of January 31, 2023, approximately 69.29% of our common shares are owned by 23 record holders in the United States of America.
Unless otherwise indicated, the business address of each beneficial owner listed in the tables below is c/o Li-Cycle Holdings Corp., 207 Queen’s Quay West, Suite 590, Toronto, ON, M5J 1A7, Canada.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
Directors and Executive Officers
Ajay Kochhar (2)	25,319,212	14.33%
Tim Johnston (3)	11,843,523	6.70%
Mark Wellings (4)	331,711	*
Rick Findlay (5)	688,575	*
Anthony Tse (6)	244,387	*
Alan Levande (7)	950,203	*
Scott Prochazka (8)	101,543	*
Kunal Sinha	0	*
Jacqueline Dedo	0	*
Debbie Simpson (9)	19,406	*
Richard Storrie (10)	58,952	*
Carl DeLuca (11)	52,679	*
Chris Biederman (12)	142,440	*
Dawei Li (13)	34,347	*
Christine Barwell	0	*
All directors and executive officers as a group (15 individuals)	39,786,978	22.43%
Five Percent or Greater Shareholders
Louis M. Bacon (14)	8,473,266	4.80%
CEC Aventurine Holdings, LLC (15)	8,885,499	5.04%
Glencore plc (16)…………………………………	20,100,503	11.40%
*    Less than 1 percent
Notes:
(1)    The ownership percentage set out in this column is based on a total of 176,254,266 outstanding common shares as of January 31, 2023, in each case rounded down to the nearest hundredth, and calculated in accordance with SEC rules.
(2)    Ajay Kochhar’s 25,319,212 shares beneficially owned include (1) 67,616 common shares owned directly by Mr. Kochhar, (2) 24,862,612 common shares owned by 2829908 Delaware LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of Maplebriar Holdings Inc., a corporation organized under the laws of the Province of Ontario (“Maplebriar Holdings”), having a sole shareholder, The Kochhar Family Trust, an irrevocable trust established under the laws of the Province of Ontario, Canada (the “Trust”), and (3) 388,984 common shares subject to vested stock options held by Mr. Kochhar which includes options to acquire (i) 159,640 common shares at a price of $0.02 per share until April 11, 2023, (ii) 139,685 common shares at a price of $0.37 per share until July 19, 2024, (iii) 58,957 common shares at a price of $10.93 per share until August 10, 2031 and (iv) 30,702 common shares at a price of $7.58 per share until January 31, 2032. There is an oral agreement among Mr. Kochhar, the Trust, Maplebriar Holding, and 2829908 Delaware LLC, that grants Mr. Kochhar the sole power to control the voting and disposition of the common shares of the Company held by 2829908 Delaware LLC. Mr. Kochhar is one of three trustees of the Trust, along with Mr. Kochhar’s brother and father, and the beneficiaries of the Trust are principally relatives of Mr. Kochhar. Mr. Kochhar is a Director and the President and CEO of the Company.

(3)    Tim Johnston’s 11,843,523 shares beneficially owned include (1) 347,507 common shares owned directly by Mr. Johnston, (2) 11,047,167 common shares owned by Keperra Holdings Ltd., a Guernsey corporation (“Keperra”) and (3) 448,849 common shares subject to vested stock options, which includes options to acquire (i) 159,640 common shares at a price of $0.02 per share until April 11, 2023, (ii) 199,550 common shares at a price of $0.37 per share until July 19, 2024, (iii) 58,957 common shares at a price of $10.93 per share until August 10, 2031 and (iv) 30,702 common shares at a price of $7.58 per share until January 31, 2032. Mr. Johnston is the sole shareholder of Keperra. Artemis Nominees Limited is a nominee company that holds legal title to 100 shares of Keperra as nominee of and trustee for Mr. Johnston. Mr. Johnston is a Director and the Executive Chair of the Company.
(4)    Mark Wellings’ 331,711 shares beneficially owned include (1) 14,474 common shares owned directly by Mr. Wellings, (2) 230,234 common shares owned by ZCR Corp., a holding company wholly owned by Mr. Wellings, 18,000 of which were purchased through the PIPE Financing, and (3) vested options to acquire 87,003 common shares at a price of $0.37 per share until July 19, 2024. Mr. Wellings is a director of the Company.
(5)    Rick Findlay owns 688,575 shares directly, including 13,000 shares acquired through the PIPE Financing. Mr. Findlay is a Director of the Company.
(6)    Anthony Tse beneficially owns 244,387 common shares. Mr. Tse is a Director of the Company.
(7)    Alan Levande beneficially owns 950,203 common shares. Mr. Levande was previously the Chief Executive Officer and Chairman of the board of directors of Peridot prior to the consummation of the Business Combination and is currently a Director of the Company.
(8)    Scott Prochazka beneficially owns 101,543 common shares directly. Mr. Prochazka previously served as a Director of Peridot and is currently a Director of the Company.
(9) Debbie Simpson’s shares beneficially owned include 19,406 common shares issuable on the exercise of a vested option at a price of $7.58 per share until January 31, 2032.
(10) Richard Storrie’s shares beneficially owned include 58,952 common shares issuable on the exercise of a vested option at a price of $7.58 per share until January 31, 2032.
(11)    Carl DeLuca’s 52,679 shares beneficially owned include (1) 9,048 common shares owned directly by Mr. DeLuca and (2) 43,631 common shares subject to vested stock options which includes options to acquire (i) 34,157 common shares at a price of $10.93 per share until August 10, 2031 and (ii) 9,474 common shares at a price of $7.58 per share until January 31, 2032. Mr. DeLuca is the General Counsel & Corporate Secretary of the Company.
(12)    Chris Biederman’s 142,440 shares beneficially owned include (1) 112,090 shares owned directly by Mr. Biederman and (2) 30,350 common shares subject to vested stock options which includes options to acquire (i) 22,455 common shares at a price of $10.93 per share until August 10, 2031 and (ii) 7,895 common shares at a price of $7.58 per share until January 31, 2032. Mr. Biederman is the Chief Technical Officer of the Company.
(13)    Dawei Li’s 34,347 shares beneficially owned include (1) 11,219 common shares owned directly by Mr. Li and (2) 23,128 common shares subject to vested stock options which includes options to acquire (i) 6,237 common shares at a price of $10.93 per share until August 10, 2031, (ii) 10,575 common shares at a price of $13.20 per share until November 22, 2031 and (iii) 6,316 common shares at a price of $7.58 per share until January 31, 2032. Mr. Li is the Regional President, APAC of the Company.
(14)    Louis M. Bacon beneficially owned 8,473,266 common shares consisting of (1) 667,868 common shares held by MMF LT, LLC, a Delaware limited liability company (“MMF”) and (2) 7,805,398 common shares held by Moore Strategic Ventures, LLC, a Delaware limited liability company (“MSV”). According to an amendment no. 1 to a Schedule 13G filed with the SEC on February 14, 2022, Kendall Capital Markets, LLC, a Delaware limited liability company (“KCM”) and MSV may be deemed to be the beneficial owner of the common shares held by MSV. Each of Moore Capital Management, LP, a Delaware limited partnership (“MCM”), Moore Global Investments, LLC, a Delaware limited liability company (“MGI”), Moore Capital Advisors, L.L.C., a Delaware limited liability company (“MCA”), MMF and Mr. Bacon may be deemed to be the beneficial owner of the common shares held by MMF. Mr. Bacon controls the general partner of MCM, is the chairman and director of MCA, and is the indirect majority owner of MMF. MCM, the investment manager of MMF, has voting and investment control over the shares held by MMF. MGI and MCA are the sole owners of MMF. KCM, the investment manager of MSV, has voting and investment control over the shares held by MSV. Louis M. Bacon controls KCM and may be deemed the beneficial owner of the shares held by MSV. The business address of MCM, MMF, MGI, MCA, MSV, KCM, and Mr. Bacon is Eleven Times Square, New York, New York 10036. Based solely on the Schedule

13G filed with the SEC on August 20, 2021, MMF LT, LLC beneficially owned 5,075,000 common shares or 3.1% of the outstanding common shares as of August 10, 2021.
(15)    CEC Aventurine Holdings, LLC holdings include common shares held by Peridot Acquisition Sponsor, LLC. CEC Aventurine Holdings, LLC is an affiliate of Peridot Acquisition Sponsor, LLC. The business address of CEC Aventurine Holdings, LLC is 2229 San Felipe Street, Suite 1450, Houston, TX 77019. CEC Aventurine Holdings is controlled by Carnelian Energy Capital III, L.P. (“Carnelian Fund III”), its sole member. Carnelian Fund III is controlled by its general partner, Carnelian Energy Capital GP III, L.P. (“Carnelian L.P.”) and Carnelian L.P. is controlled by its general partner Carnelian Energy Capital Holdings, LLC (“Carnelian Holdings”). Tomas Ackerman and Daniel Goodman are the controlling members of Carnelian Holdings. Accordingly, Tomas Ackerman and Daniel Goodman have voting and investment control of the common shares held by CEC Aventurine Holdings, LLC. Based solely on the Schedule 13G filed with the SEC on February 20, 2022, CEC Aventurine Holdings, LLC beneficially owned 9,714,165 common shares or 5.75% of the outstanding common shares as of January 31, 2023.
(16)    Represents the number of common shares issuable to Glencore Ltd. upon conversion of all of the Glencore Convertible Note directly owned by Glencore Ltd. assuming an outstanding principal of $200,000,000 and excluding accrued and unpaid interest which may be payable in PIK at Li-Cycle’s option at the next semi-annual interest payment date. According to a Schedule 13D filed on September 23, 2022, Glencore Ltd. is a direct wholly-owned subsidiary of Glencore International AG and indirect wholly-owned subsidiary of Glencore plc. The address of the principal business and office of Glencore Ltd. is 330 Madison Ave., New York, NY 10017. The address of the principal business and office of Glencore International AG and Glencore plc is Baarermattstrasse 3, CH-6340, Baar, Switzerland.
Based solely on a Schedule 13G filed with the SEC on August 17, 2021, as of August 17, 2021, TechMet Limited beneficially owned 12,969,674 common shares or 7.95% of the outstanding common shares as of August 10, 2021. Based solely on an amendment no. 1 to a Schedule 13G filed with the SEC on May 5, 2022, TechMet Limited beneficially owned 0 common shares as of May 5, 2022. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.
B. Related Party Transactions
Our Related Party Transaction Policy and Practices
Related Party Transaction Policy
Our board of directors has adopted a written related party transactions policy that became effective as of the Closing. For purposes of the policy, related party transactions include transactions that would be required to be disclosed under Item 7 of Form 20-F. This includes transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company, (b) unconsolidated enterprises in which the Company has significant influence, or which has significant influence over the Company, (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family, (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families, and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. Shareholders beneficially owning a 10% interest or greater in voting power are deemed to have significant influence.
Executive Employment Agreements
We have entered into employment agreements with certain of our executive officers. See “Item 6.B. Compensation—Employment Arrangements, Termination and Change in Control Benefits.”
Director & Officer Indemnification Agreements
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
Investor Agreement
At the closing date of the Business Combination, the Company, the Peridot Class B Holders and the Li-Cycle Holders entered into the Investor Agreement, pursuant to which, among other things, the Peridot Class B Holders and the Li-Cycle Holders were granted certain registration rights with respect to the common shares held by the Peridot Class B Holders and the Li-Cycle Holders. The Investor Agreement provides that the common shares held by the Li-Cycle Holders will be subject to certain restrictions on the transfer of common shares held by them. For additional information, see the section titled “Item 10C. Material Contracts— Investor Agreement.”
Glencore Commercial Agreements
On May 31, 2022, the Company entered into the Glencore Commercial Agreements, including the Master Commercial Agreement, the Amended & Restated Global Feed Sourcing Agreement, the Black Mass Sourcing Agreement, the Sulfuric Acid Supply Agreement, the Black Mass Off-Take Agreement, the End Products Off-Take Agreement and the By-Products Off-Take Agreement. For a description of the Glencore Commercial Agreements, see “Item 4B. Business Overview—Our Broad and Diversified In-Take and Off-Take Commercial Contracts—Glencore Commercial Agreements.”
Related-Party Lease
From January 1, 2019 to December 31, 2021, the Company leased certain office space from Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company’s President and CEO. Under the terms of the lease, the Company was required to pay Cdn. $4,500 per month plus applicable taxes, subject to 60 days’ notice of termination. Li-Cycle terminated the lease, effective December 31, 2021. During the twelve months ended October 31, 2022, the Company incurred $6,358 in relation to this lease, as compared to $39,866 for the twelve months ended October 31, 2021.
Related-Party Expenses
The Company engaged Ashlin BPG Marketing, a related party as described above, to provide it with Li-Cycle branded promotional products for both customers and employees, from April 1, 2020 to June 30, 2022. During the twelve months ended October 31, 2022, the Company incurred expenses of $50,173 attributable to this vendor, as compared to $46,640 for the twelve months ended October 31, 2021. The Company terminated its relationship with this vendor, effective June 30, 2022.
The Company engaged Consulero Inc., which is controlled by certain members of the immediate family of the Company’s President and CEO, to provide it with technology services in relation to the Company’s inventory management system, from September 1, 2020 to July 31, 2022. During the twelve months ended October 31, 2022, the Company incurred expenses of $121,950 attributable to this vendor, as compared to $103,040 for the twelve months ended October 31, 2021. The Company terminated its relationship with this vendor, effective July 31, 2022.
The Company has engaged Fade In Production Pty. Ltd., which is controlled by certain members of the immediate family of the Executive Chair of Li-Cycle, to provide it with corporate video production services since 2017. During the twelve months ended October 31, 2022, the Company incurred expenses of $156,215 attributable to this vendor, as compared to $145,851 for the twelve months ended October 31, 2021.
Director Consulting Agreement
Under the terms of an agreement dated July 19, 2019 between Li-Cycle Corp. and Anthony Tse, Mr. Tse provided consulting services to Li-Cycle Corp. in relation to the proposed expansion of its operations in Asia and was entitled to a fee of $4,700 per month for such services. For the twelve months ended October 31, 2022, Mr. Tse was paid aggregate fees under this agreement of $14,100 as compared to $56,400 for the twelve months ended October 31, 2021. The consulting agreement was terminated on January 19, 2022.
C. Interests of Experts and Counsel
Not Applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
For consolidated financial statements and other financial information, see Item 18 of this annual report.
For a discussion of legal proceedings involving the Company, see Note 18 to the audited consolidated financial statements included in this annual report and the section entitled “Item 4B. Business Overview—Legal Proceedings,” which is incorporated by reference herein.
Our board of directors will evaluate whether or not to pay dividends and, if so, whether to pay dividends on a quarterly, semi-annual or annual basis, depending on our results, market conditions, contractual obligations, legal restrictions and other factors deemed relevant by the board of directors.
B. Significant Changes

    On December 21, 2022, the Company announced a change in its financial year end from October 31 to December 31. The change is being made to better align Li-Cycle’s financial reporting calendar with peer group companies. As a result, by March 31, 2023, Li-Cycle will file a transition report on Form 20-F that will provide financial statements for the two-month period from November 1, 2022 through December 31, 2022. Li-Cycle’s next financial year will cover the period from January 1, 2023 to December 31, 2023.
    On January 12, 2023, the Company entered into the Hub Warehouse Agreement, outlining the parties’ respective rights and obligations with respect to the construction, financing and leasing of a warehouse and administrative building for the Rochester Hub. See “Item 4D. Property, Plants and Equipment – Leases”.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our common shares listed on NYSE under the symbol “LICY”. Holders of our common shares should obtain current market quotations for their securities. There can be no assurance that our common shares will remain listed on NYSE. If we fail to comply with the NYSE listing requirements, our common shares could be delisted from NYSE. A delisting of our common shares will likely affect the liquidity of our common shares and could inhibit or restrict our ability to raise additional financing. See the section entitled “Item 3D. Risk Factors—Risks Relating to Ownership of Our Securities—NYSE may delist our common shares, which could limit investors’ ability to engage in transactions in our common shares and subject us to additional trading restrictions.”
B. Plan of Distribution
Not applicable.
C. Markets
A discussion of all stock exchanges and other regulated markets on which our securities are listed is provided under “—A. Offer and Listing Details” of this annual report and is incorporated herein by reference.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The following includes a description of the Company’s organizational documents, which are included in this annual report as Exhibits 1.1 and 1.2. Certain information called for by this item is set forth in Exhibit 2.2 to this annual report and is incorporated by reference into this annual report.
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
Board and Shareholder Ability to Call Shareholder Meetings
The by-laws of the Company provide that meetings of the shareholders may be called by the board of directors at any time. In addition, under the OBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition that the directors call a meeting of shareholders for the purposes stated in the requisition. Upon receiving a requisition to call a meeting of shareholders, the directors must, within 21 days after receiving the requisition, call a meeting of shareholders to transact the business stated in the requisition unless a record date has been fixed for a meeting of shareholders and notice of the meeting has been given in accordance with the OBCA; the directors of the Company have called a meeting of shareholder and have given notice of the meeting in accordance with the OBCA; or the business of the meeting as stated in the requisition includes certain matters, including, but not limited to, a proposal the primary purpose of which is to enforce a personal claim or redress a personal grievance against the Company or its directors, officers or security holders. If the directors do not call such a meeting within 21 days after receiving the requisition, any shareholder who signed the requisition may call the meeting. The Company must reimburse the requisitioning shareholders for the expenses reasonably incurred by them in requisitioning, calling and holding the meeting unless the shareholders have not acted in good faith and in the interest of the shareholders of the corporation generally.
Shareholder Meeting Quorum
The by-laws of the Company provide a quorum of shareholders is present at a meeting of shareholders if the holders of not less than 33 1/3% of the shares entitled to vote at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.
Voting Rights
Under the OBCA, at any meeting of shareholders at which a quorum is present, any action that must or may be taken or authorized by the shareholders, except as otherwise provided under the OBCA, the Company articles or by-laws, may be taken or authorized by an “ordinary resolution,” which is a simple majority of the votes cast by shareholders voting shares that carry the right to vote at general meetings. The Company’s by-laws provide that every motion put to a vote at a meeting of shareholders will be decided by a show of hands unless a ballot is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy. Votes by a show of hands or its functional equivalent result in each person having one vote regardless of the number of shares such person is entitled to vote. If voting is conducted by ballot, each person is entitled to one vote for each share such person is entitled to vote.
There are no limitations on the right of non-resident or foreign owners to hold or vote securities of the Company imposed by Ontario law or by the articles or other constituent document of the Company.
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
Proceedings of Board of Directors
At all meetings of the directors of the Company, every question will be decided by a majority of the votes cast and, in the case of an equality of votes, the chair of the meeting will not have a second or casting vote. A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it is as valid as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held.
Requirements for Advance Notification of Shareholder Nominations
Pursuant to the by-laws of the Company and subject to the OBCA, the articles of the Company and applicable securities laws, shareholders of record entitled to vote will nominate persons for election to the board of directors of the Company only by providing proper notice to the corporate secretary. In the case of annual meetings, proper notice must be given, generally between 30 and 65 days prior to the date of the annual meeting. However, in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) that is the earlier of (i) the date that a notice of meeting is filed for such meeting, and (ii) the date on which the first public announcement of the meeting was made, the notice must be given on the 10th day following the Notice Date. In the case of a special meeting called for the purpose of electing directors and which is not also an annual meeting of shareholders, the notice must be given not later than the close of business on the 15th day following the date that is the earlier of (i) the date that a notice of meeting is filed for such meeting, and (ii) the date on which the first public announcement of the special meeting was made. Such notice must include, among other information, certain information with respect to each shareholder nominating persons for elections to the board, a written consent of each nominee consenting to serve as a director, disclosure about any proxy, contract, arrangement, understanding or relationship pursuant to which the nominating shareholder has a right to vote shares and any other information the Company may reasonably require to determine the eligibility of the nominee to serve as a director.
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
The OBCA also provides that the Company may advance monies to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual must repay the monies if the individual does not fulfill the conditions described below. However, indemnification is prohibited under the OBCA unless the individual (i) acted honestly and in good faith with a view to the Company’s best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Company’s request; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.
Under the Company’s by-laws, the Company will indemnify to the fullest extent permitted by the OBCA (i) any director or officer of the Company; (ii) any former director or officer of the Company; (iii) any individual who acts or acted at the Company’s request as a director or officer, or in a similar capacity, of another entity, against all costs, charges and expenses reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity.
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
Exclusive Forum
The Company’s by-laws provide that, unless the Company consents in writing to the selection of an alternative forum and except as set out below, the Ontario Superior Court of Justice and the appellate courts therefrom will, to the fullest extent permitted by law be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to the Company, any action asserting a claim arising pursuant to any provision of the OBCA or the Company’s articles or by-laws of the Company, or any action asserting a claim related to the relationships among the Company, its affiliates and their respective shareholders, directors or officers (other than the business carried on by the Company or its affiliates). The Company’s by-laws also provide that, notwithstanding the foregoing, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will have exclusive jurisdiction for the resolution of any complaint asserting a cause of any action brought to enforce a duty or liability created by the Securities Act. The exclusive forum provision in the by-laws will not apply to actions arising under the Securities Act or the Exchange Act. Investors cannot waive compliance with the U.S. federal securities laws and the rules and regulations thereunder.

Amendment of the Articles, By-laws and Alteration of Share Capital
Under the OBCA, the Company may amend the articles by special resolution. For purposes of the OBCA, a special resolution is a resolution submitted to a special meeting of shareholders duly called for the purpose of considering the resolution and passed at the meeting by at least two-thirds of the votes cast or consented to in writing by all shareholders entitled to vote at such a meeting. A special resolution is generally required to approve corporate matters that may materially affect the rights of shareholders or are of a transformative nature for the Company, including, but not limited to, changes to the Company’s authorized capital structure, changes to the rights privileges, restrictions and conditions in respect of any of the Company’s shares, a change in the Company’s name, the winding up, dissolution or liquidation of the Company, and a plan of arrangement with shareholders.
Under the OBCA, the board may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the Company. Where the directors make, amend or repeal any by-law, they must submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal. Where a by-law is made, amended or repealed by the directors, the by-law, amendment or repeal is effective from the date of the resolution of the directors until it is confirmed, amended or rejected by shareholders (or, if the directors fail to submit the by-law, amendment or repeal to shareholders, until the date of the shareholders meeting at which it should have been submitted).
C. Material Contracts
Business Combination Agreement
On August 10, 2021, Li-Cycle, Li-Cycle Holdings Corp. (a wholly-owned subsidiary of Li-Cycle prior to the Business Combination) (“Old Li-Cycle Holdings”) and Peridot Acquisition Corp. (“Peridot”) completed the Business Combination pursuant to a plan of arrangement under the OBCA (the “Arrangement”).
Pursuant to the terms of the Business Combination, on the closing date of the Business Combination (the “Closing Date”), (i) Peridot and Old Li-Cycle Holdings amalgamated, and in connection therewith, the Class A common shares and warrants to purchase Class A common shares of Peridot converted into an equivalent number of shares and warrants of the amalgamated entity, Li-Cycle Holdings, and the common share in Old Li-Cycle Holdings held by Li-Cycle was exchanged for a share of Li-Cycle Holdings; (ii) the share of Li-Cycle Holdings held by Li-Cycle was purchased for cancellation by Li-Cycle Holdings for cash equal to the subscription price for the common share in Old Li-Cycle Holdings for which such share was exchanged pursuant to the amalgamation; (iii) the preferred shares of Li-Cycle converted into common shares of Li-Cycle; and (iv) Li-Cycle Holdings acquired all of the issued and outstanding common shares of Li-Cycle from Li-Cycle’s shareholders (including Li-Cycle common shares issued upon exercise, cancellation, exchange or settlement of all issued and outstanding equity awards (whether vested or unvested), including pursuant to the Business Combination, but excluding any equity awards that were cancelled and exchanged for equity awards of Li-Cycle Holdings and remained outstanding on the day following the Closing Date of the Business Combination) in exchange for common shares of Li-Cycle Holdings. Pursuant to the Business Combination, Li-Cycle became a wholly-owned subsidiary of Li-Cycle Holdings. Upon consummation of the Business Combination pursuant to the terms of the Business Combination Agreement, the Company’s common shares and warrants to purchase common shares became listed on the NYSE under the symbols “LICY” and “LICY.WS”, respectively.
Upon the closing of the Business Combination and a concurrent $315.5 million private placement of common shares (the “PIPE Financing”), the combined company received $581.9 million of gross transaction proceeds, before deduction of 29.6 million of Peridot's transaction costs and 27.0 million of Li-Cycle's transaction costs.
Li-Cycle Transaction Support Agreements
Concurrently with the execution of the Business Combination Agreement, the Li-Cycle Holders entered into the Li-Cycle Transaction Support Agreements with Peridot, pursuant to which each Li-Cycle Holder agreed to, among other things, (i) vote or cause to be voted (whether in person, by proxy, by action by written consent, as applicable, or as may be required under Li-Cycle’s shareholders agreement or articles of incorporation) their Li-Cycle Shares in favor of the Business Combination Agreement, the Arrangement and certain related transactions; (ii) be bound by certain other covenants and agreements related to the Business Combination; and (iii) be bound by certain transfer restrictions with respect to such securities, in each case, on the terms and subject to the conditions set forth in the Li-Cycle Transaction Support Agreements.
Investor Agreement

On August 10, 2021, the Company, the Peridot Class B Holders and the Li-Cycle Holders (collectively for the purposes of this subsection referred to as the “Holders”) entered into the Investor Agreement. The Company has granted certain registration rights to the Holders. The Company has filed with the SEC a shelf registration statement covering the resale of the common shares held by the Holders, which has been declared effective by the SEC. In addition, pursuant to the terms of the Investor Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that the Company file a registration statement on Form F-3 (or on Form F-1 if Form F-3 is not available) to register the securities of the Company held by such Holders, and each may specify that such demand registration take the form of an underwritten offering, in each case subject to limitations on the number of demands and underwritten offerings that can be requested by each Holder, as specified in the Investor Agreement. Holders will also have “piggy-back” registration rights, subject to certain requirements and customary conditions. The Investor Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the Holders against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.
The Investor Agreement further provided that the securities of the Company held by the Peridot Class B Holders and Li-Cycle Holders were subject to certain transfer restrictions which have now expired.
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
Subscription Agreements
Contemporaneously with the execution of the Business Combination Agreement, Subscription Agreements were entered into by and among each PIPE Investor, Peridot, and NewCo, Peridot obtained commitments from the PIPE Investors to purchase common shares for a purchase price of $10.00 per share for aggregate gross proceeds of $315,490,000. Certain offering related expenses were payable by Peridot under the Subscription Agreements, including customary fees payable to the placement agents. The purpose of the sale of common shares to the PIPE Investors under the Subscription Agreements was to raise additional capital for use in connection with the Business Combination.
The common shares sold to the PIPE Investors were identical to the common shares that were held by our other shareholders at the time of the Closing, except that when initially issued by Peridot, such shares were restricted securities. The PIPE Financing occurred on the date of, and immediately prior to, the consummation of the Business Combination.
The closing of the PIPE Financing was subject to customary conditions, including, among other conditions, the Company’s agreement to, as soon as practicable (but in any case no later than 30 calendar days after the consummation of the Business Combination), file with the SEC (at its sole cost and expense) a registration statement registering the resale of the shares received by the PIPE Investors in the PIPE Financing, and to use its commercially reasonable efforts to have such resale registration statement declared effective as soon as practicable after the filing thereof. The registration statement on Form F-3 filed by the Company on September 14, 2022 and declared effective by the SEC on September 23, 2022 is intended to satisfy this requirement.
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
KSP Note Purchase Agreement
On September 29, 2021, the Company entered into a Note Purchase Agreement (the “KSP Note Purchase Agreement”) with Spring Creek Capital, LLC (“Spring Creek Capital”) (an affiliate of Koch Strategic Platforms, LLC, or “KSP”) and issued to Spring Creek Capital under the KSP Note Purchase Agreement an unsecured convertible note, as amended from time to time, in the principal amount of $100 million (the “Initial KSP

Convertible Note”), in a transaction exempt from registration pursuant to Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Company granted certain registration rights to the holder of the KSP Convertible Notes under the KSP Note Purchase Agreement. The Company has filed a registration statement covering the resale of the common shares issued or issuable upon conversion of the KSP Convertible Notes in accordance with those registration rights and has agreed to keep the registration statement (or another shelf registration statement covering the common shares issued or issuable upon conversion of the KSP Convertible Notes ) effective until the earlier of (x) the third anniversary of the first issuance of the KSP Convertible Notes or (y) the date on which the holder of the KSP Convertible Notes ceases to hold any common shares issued or upon conversion of the KSP Convertible Notes. The registration statement on Form F-3 filed by the Company on September 14, 2022 and declared effective by the SEC on September 23, 2022 is intended to satisfy this requirement.
KSP Convertible Notes
On September 29, 2021, the Company issued to Spring Creek Capital the Initial KSP Convertible Note. On December 31, 2021, the Company issued to Spring Creek Capital an additional unsecured convertible note in the amount of $1,827,778 in satisfaction of the interest due and payable on the Initial KSP Convertible Note (a “PIK Note” and, together with any other additional unsecured convertible notes issued in satisfaction of interest due and payable, the “PIK Notes”). On May 1, 2022, Spring Creek Capital assigned the Initial KSP Convertible Note and the then-outstanding PIK Notes to an affiliate, Wood River Capital, LLC (“Wood River Capital”) and each of Spring Creek Capital and Wood River Capital signed a joinder agreement under which Wood River Capital agreed to become a party to, to be bound by and to comply with the KSP Note Purchase Agreement and the KSP Standstill Agreement (as defined below); provided, however, that assignment did not relieve Spring Creek Capital of its obligations thereunder. On June 30, 2022, the Company issued a PIK Note to Wood River Capital in the amount of $4,095,740. The Initial KSP Convertible Note and any PIK Notes issued in satisfaction of interest due and payable thereon are referred to collectively as the “KSP Convertible Notes”.
The KSP Convertible Notes mature five years from the date of first issuance (September 29, 2026) and accrue interest from the date of issuance at the London Interbank Offer Rate (LIBOR) plus five percent (5%) per annum. Interest on the KSP Convertible Notes is payable on a semi-annual basis, either in cash or by payment-in-kind (“PIK”), at the Company’s option, beginning on December 31, 2021. Interest on PIK amounts accrues at LIBOR plus six percent (6%) per annum. Under the terms of the investment, LIBOR has a floor of 1% and a cap of 2%. On March 5, 2021, The Financial Conduit Authority announced the retirement of the LIBOR rate, ceasing the publication of the LIBOR rate relevant to the KSP Convertible Notes as of June 30, 2023. Once the LIBOR interest rate is no longer published, the interest rate will instead be based on the sum of the Secured Overnight Financing Rate (“SOFR”) and the average spread between the SOFR and LIBOR during the three-month period ending on the date on which LIBOR ceases to be published.
The principal and accrued interest owing under the KSP Convertible Notes may be converted at any time by the holder into the Company’s common shares, at a per share price equal to $13.43 (the “Conversion Price”). If the closing price per share of the Company’s common shares on the New York Stock Exchange is above $17.46 for 20 consecutive trading days, the Company may elect to convert the principal and accrued interest owing under the KSP Convertible Notes, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”) into the Company’s common shares at the Conversion Price.
The Company may redeem the KSP Convertible Notes at any time by payment in cash of an amount equal to 130% of the principal amount of the KSP Convertible Notes and all accrued interest owing under the KSP Convertible Notes, plus the Make-Whole Amount. Upon a change of control transaction, the Company will be required to redeem the KSP Convertible Notes by payment in cash of an amount equal to the outstanding principal amount of the KSP Convertible Notes and all accrued interest owing under the KSP Convertible Notes, plus the Make-Whole Amount.
The KSP Convertible Notes are subject to certain events of default, the occurrence of which would give the holder the right to require the Company to redeem the KSP Convertible Notes by payment in cash of an amount equal to the outstanding principal amount of the KSP Convertible Notes and all accrued interest owing thereunder the KSP Convertible Notes, plus the Make-Whole Amount. The KSP Note Purchase Agreement contains certain customary representations, warranties and covenants by and for the benefit of the parties.
On May 5, 2022, the Company and Wood River Capital entered into a consent and amendment agreement pursuant to which Wood River Capital consented to the issuance of the Glencore Convertible Note and the parties amended certain investor consent-related provisions of the KSP Convertible Notes.
KSP Standstill Agreement
On September 29, 2021, in connection with the KSP Convertible Notes investment, the Company, KSP and Spring Creek Capital entered into a Standstill Agreement (the “KSP Standstill Agreement”), which restricts KSP, Spring Creek Capital and their affiliates (including Wood River Capital) from taking certain actions until the later of the conversion of the KSP Convertible Notes in full or twelve months from the first issuance of the KSP Convertible Notes (the “KSP Standstill Period”). The actions that KSP, Spring Creek Capital and their affiliates (including Wood River Capital) are restricted from taking during the KSP Standstill Period include, among others, (A) the acquisition of additional voting securities of the Company if KSP and its subsidiaries and affiliates would beneficially own or exercise control or direction over voting securities of the Company having aggregate voting rights equal to or greater than 9.9% of the aggregate voting power of the Company after the acquisition (B) any tender or exchange offer, take-over bid, merger, business combination and certain other transactions involving the Company and its securities, (C) any solicitation of proxies or votes or other attempt to influence votes by any holder of the Company’s securities and (D) formation of a “group” (as defined under the U.S. Securities Exchange Act of 1934) with respect to the Company’s securities.
LG Subscription Agreements
On December 13, 2021, Li-Cycle entered into subscription agreements with each of LGES and LGC, each of which were subsequently amended and restated on March 11, 2022 and April 21, 2022 (the “LG Subscription Agreements” and each, an “LG Subscription Agreement”), pursuant to which each of LGES and LGC agreed, subject to the satisfaction of certain conditions, to subscribe for an equal number of the Company’s common shares in transactions exempt from registration under the Securities Act (the “LG Subscription”). The LG Subscription was completed on May 11, 2022 and consisted of the issuance by the Company in accordance with the LG Subscription Agreements of (i) an initial tranche of 4,416,960 common shares, in the aggregate, at a price of $10.00 per share, for an aggregate initial tranche subscription price of approximately $44.2 million, and (ii) a second tranche of 883,392 common shares, in the aggregate, at a price of $6.60 per share (based on the volume-weighted average trading price of the Company’s common shares for the 5 trading days ending immediately prior to April 29, 2022), for an aggregate second tranche subscription price of approximately $5.8 million, for a total subscription price of approximately $50.0 million.
The Company has granted certain registration rights to LGES and LGC under the LG Subscription Agreements. The Company has filed with the SEC a shelf registration statement covering the resale of the common shares issued pursuant to the LG Subscription Agreements, which has been declared effective by the SEC. The Company has agreed to keep such shelf registration statement (or another shelf registration statement covering the common shares issued pursuant to the LG Subscription Agreements) effective until the earlier of (x) May 11, 2025 or (y) the date on which LGES or LGC, as applicable, ceases to hold any of the common shares acquired pursuant to the LG Subscription Agreements.
The common shares issued pursuant to the LG Subscription Agreements are subject to certain transfer restrictions.
LG Standstill Agreement
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
Glencore Note Purchase Agreement
    On May 5, 2022, the Company entered into a Note Purchase Agreement (the “Glencore Note Purchase Agreement”) with Glencore Ltd. pursuant to which the Company issued to Glencore an unsecured convertible note (the “Glencore Convertible Note”) in the aggregate principal amount of $200,000,000, in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Transaction”).
The Glencore Note Purchase Agreement includes customary representations, warranties and covenants. In addition, Glencore has agreed to certain transfer restrictions with respect to the common shares of the Company issuable upon conversion of the Glencore Convertible Note.

On the closing of the Transaction, the parties entered into the Glencore Commercial Agreements. In addition, Glencore entered into a standstill agreement and the Company granted certain registration rights to Glencore, as described further below.
Subject to certain exceptions and applicable law, following closing of the Transaction, Glencore is entitled to nominate one board member to the board of directors of the Company. Pursuant to the exercise of that right, Kunal Sinha, Glencore’s Head of Recycling, has been appointed to the Company’s Board of Directors
Glencore Convertible Note
On May 31, 2022, pursuant to the note purchase agreement entered into by the Company and Glencore on May 5, 2022, the Company issued to Glencore the Glencore Convertible Note in the aggregate principal amount of $200,000,000, in a transaction exempt from registration under the Securities Act. The Glencore Convertible Note matures five years from the date of issuance and interest on the Glencore Convertible Note is payable on a semi-annual basis, either in cash or by PIK, at the Company’s option. The Glencore Convertible Note accrues interest from the date of issuance at the forward-looking term rate based on SOFR for a tenor comparable to the relevant interest payment period plus 0.42826% (the “Floating Rate”) plus 5% per annum if interest is paid in cash and plus 6% per annum if interest is paid in PIK. The Floating Rate has a floor of 1% and a cap of 2%. The obligations of the Company to make any payment on account of the principal of and interest on the Glencore Convertible Note are subordinate and junior in right of payment and upon liquidation to the Company’s obligations to the holders of all current and future senior indebtedness of the Company.
The principal and accrued interest owing under the Glencore Convertible Note may be converted at any time by the holder into the Company’s common shares at a per share price equal to $9.95 (the “Conversion Price”), subject to adjustments. The Company may redeem the Glencore Convertible Note at any time by payment of an amount in cash equal to 100% of the outstanding principal amount of the Glencore Convertible Note and all accrued interest owing under the Glencore Convertible Note. In connection with any optional redemption and provided that the holder of the Glencore Convertible Note has not elected to convert the Glencore Convertible Note into common shares following receipt of an optional redemption notice, the Company must issue warrants (the “Glencore Warrants”) to the holder of the Glencore Convertible Note on the optional redemption date that entitle the holder to acquire, until the maturity date of the Glencore Convertible Note, a number of common shares equal to the principal amount of the Glencore Convertible Note being redeemed divided by the then applicable Conversion Price. The initial exercise price of the Glencore Warrants will be equal to the Conversion Price as of the optional redemption date.
The Glencore Convertible Note is subject to certain events of default, the occurrence of which would give the holder the right to require the Company to redeem the Glencore Convertible Note by payment of an amount in cash equal to the outstanding principal amount of the Glencore Convertible Note and all accrued interest owing under the Glencore Convertible Note, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”). In addition, the occurrence of certain bankruptcy-related events of default renders the outstanding principal amount of the Glencore Convertible Note, all accrued interest owing thereunder and the Make-Whole Amount immediately due and payable.
Upon a change of control transaction, the Company will be required to redeem the Glencore Convertible Note by payment of an amount in cash equal to the outstanding principal amount of the Glencore Convertible Note and all accrued interest owing under the Glencore Convertible Note, plus the Make-Whole Amount. Glencore has agreed to certain transfer restrictions with respect to the common shares issued or issuable upon conversion of the Glencore Convertible Note, including that Glencore will not transfer common shares other than to permitted transferees until May 5, 2024.
Glencore Registration Rights Agreement
    Concurrently with the issuance of the Glencore Convertible Note, the Company entered into a registration rights agreement with Glencore (the “Glencore Registration Rights Agreement”). The Glencore Registration Rights Agreement provides that upon request of the holder of the Glencore Convertible Note, the Company will file with the SEC within 45 days after notice of such request, a resale registration statement covering the resale of the common shares issuable upon conversion of the Glencore Convertible Note and upon exercise of the Glencore Warrants and held by such holder. The Company is required to use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as practicable and no later than the earlier of (A) 45 days after the filing of such registration statement (or 75 days after the filing of such registration statement if the SEC notifies the Company that it will review the registration statement) or (B) 15 business days after the SEC notifies the Company in writing that it will not review the registration statement. The Company agreed to keep the registration statement (or another shelf registration statement covering the common shares issued or issuable upon conversion of the Glencore Convertible Note and upon exercise of the Glencore Warrants) effective until three years after the holder’s receipt of the common shares issued upon conversion of the Glencore Convertible Note or upon exercise of the Glencore Warrants, as applicable.
In addition, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the holder of the Glencore Convertible Note may demand at any time or from time to time, that the Company file a registration statement on Form F-3 (or on Form F-1 if Form F-3 is not available) to register the common shares issuable upon conversion of the Glencore Convertible Note and upon exercise of the Glencore Warrants and held by such holder. In addition, the holder of the Glencore Convertible Note may specify that such demand registration take the form of an underwritten offering, subject to limitations on the number of demands and underwritten offerings that can be requested by the holder, as specified in the Glencore Registration Rights Agreement. The holder of the Glencore Convertible Note will also have “piggy-back” registration rights, subject to certain requirements and customary conditions.
The Glencore Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the holder of the Glencore Convertible Note against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.
Glencore Standstill Agreement
On May 31, 2022, the Company, Glencore and Glencore plc (the “Glencore Parent”) entered into an amended and restated standstill agreement (the “Glencore Standstill Agreement”), which restricts Glencore, the Glencore Parent and their affiliates from taking certain actions until the five years from the date of the Glencore Standstill Agreement (the “Glencore Standstill Period”).
The actions that Glencore, the Glencore Parent and their affiliates are restricted from taking during the Glencore Standstill Period include, among others, (A) the acquisition of additional voting securities or of any debt, material assets or material businesses of the Company, provided that Glencore and the Glencore Parent may acquire voting securities of the Company so long as the aggregate beneficial ownership of such securities does not exceed 5.0% of the then-outstanding voting securities of the Company, (B) any tender or exchange offer, merger, business combination and certain other transactions involving the Company and its securities, (C) any solicitation of proxies or votes or other attempt to influence votes by any holder of the Company’s securities and (D) formation of a “group” (as defined under the Securities Exchange Act of 1934) with respect to the Company’s securities.
Other Material Contracts
Other material contracts of the Company are described elsewhere in this annual report or in the information incorporated by reference herein.
D. Exchange Controls
There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of common shares, other than withholding tax.
E. Taxation
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary based on present law of certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) of common shares. This discussion is not a complete description of all tax considerations that may be relevant to a U.S. Holder of common shares; it is not a substitute for tax advice. It applies only to U.S. Holders that will hold common shares as capital assets and use the U.S. dollar as their functional currency. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of a U.S. Holder’s particular circumstances, including U.S. Holders subject to special rules, such as banks or other financial institutions, insurance companies, tax-exempt entities, dealers, traders in securities that elect to mark-to-market, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations), U.S. expatriates, persons liable for the alternative minimum tax, persons that directly, indirectly or constructively, own 5% or more of the total combined voting power of the Company’s stock or of the total value of the Company’s equity interests, investors that will hold common shares in connection with a permanent establishment or fixed base outside the United States, or investors that will hold securities as part of a hedge, straddle, conversion, constructive sale or other integrated financial transaction. This summary also does not address U.S. federal taxes other than the income tax (such as estate or gift taxes) or U.S.

state and local, or non-U.S. tax laws or considerations. This summary also does not address U.S. federal taxes other than the income tax (such as estate or gift taxes) or U.S. state and local, or non-U.S. tax laws or considerations. This summary also does not address the U.S. federal income tax considerations relevant to the acquisition, holding, disposition or conversion of the KSP Convertible Notes into common shares or the payment of any amount of principal or interest on the KSP Convertible Notes.
As used in this section, “U.S. Holder” means a beneficial owner of common shares that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.
The U.S. federal income tax treatment of a partner in a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds common shares generally will depend on the status of the partner and the activities of the partnership. Partnerships that hold common shares should consult their own tax advisors regarding the specific U.S. federal income tax consequences to their partners of the partnership’s ownership and disposition of common shares.
U.S. federal income tax consequences of U.S. Holders of common shares
Taxation of dividends and other distributions on our common shares
Subject to the discussion below under “— Passive Foreign Investment Company rules,” the gross amount of any distribution of cash or property (other than certain pro rata distributions of ordinary stock) with respect to common shares will be included in a U.S. Holder’s gross income as ordinary income from foreign sources when actually or constructively received. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends received from a “qualified foreign corporation” by eligible non-corporate U.S. Holders that satisfy a minimum holding period and certain other requirements generally will be taxed at the preferential rate applicable to qualified dividend income. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on NYSE will be considered readily tradable on an established securities market in the United States. There can be no assurance, however, that common shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of the Company’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. The Company will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Rules.”
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
Dividends received by certain non-corporate U.S. Holders generally will be includible in “net investment income” for purposes of the Medicare contribution tax.
Taxation of dispositions of common shares
Subject to the discussion below under “— Passive Foreign Investment Company rules,” a U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis in the disposed common shares. Any gain or loss generally will be treated as arising from U.S. sources and will be long-

term capital gain or loss if the U.S. Holder’s holding period exceeds one year. Deductions for capital loss are subject to significant limitations.
It is possible that Canada may impose an income tax upon sale of common shares. Because gains generally will be treated as U.S. source gain, as a result of the U.S. foreign tax credit limitation, any Canadian income tax imposed upon capital gains in respect of common shares may not be currently creditable unless a U.S. Holder has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket. U.S. Holders should consult their tax advisors regarding the application of Canadian taxes to a disposition of common shares and their ability to credit a Canadian tax against their U.S. federal income tax liability.
Capital gains from the sale or other disposition of common shares received by certain non-corporate U.S. Holders generally will be includible in “net investment income” for purposes of the Medicare contribution tax.
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
If the Company were a PFIC for any taxable year in which a U.S. Holder holds common shares, such U.S. Holder would be subject to additional taxes on any excess distributions and any gain realized from the sale or other taxable disposition of common shares (including certain pledges) regardless of whether the Company continues to be a PFIC. A U.S. Holder will have an excess distribution to the extent that distributions on common shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Holder’s holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period, (ii) the amount allocated to the current taxable year and any year before the Company became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.
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
As an alternative, if the Company were to be treated as a PFIC, a U.S. Holder may avoid the excess distribution rules described above in respect of common shares by electing to treat the Company (for the first taxable year in which the U.S. Holder owns any common shares) and any lower-tier PFIC (for the first taxable year in which the U.S. Holder is treated as owning an equity interest in such lower-tier PFIC) as a “qualified electing fund” (a “QEF”). If a U.S. Holder makes an effective QEF election with respect to the Company (and any lower-tier PFIC), the U.S. Holder will be required to include in gross income each year, whether or not the Company makes distributions, as capital gains, its pro rata share of the Company’s (and such lower-tier PFIC’s) net capital gains and, as ordinary income, its pro rata share of the Company’s (and such lower-tier PFIC’s) net earnings in excess of its net capital gains. U.S. Holders can make a QEF election only if the Company (and each lower-tier PFIC) provides certain information, including the amount of its ordinary earnings and net capital gains determined under U.S. tax principles. The Company has not determined whether it will provide U.S. Holders with this information if it determines that it is a PFIC.

U.S. Holders of common shares should consult their own tax advisors concerning the Company’s possible PFIC status and the consequences to them if the Company were classified as a PFIC for any taxable year.
Information Reporting and Backup Withholding
Dividends on common shares and proceeds from the sale or other disposition of common shares may be reported to the IRS unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting. Any amount withheld may be credited against the holder’s U.S. federal income tax liability subject to certain rules and limitations. U.S. Holders should consult with their own tax advisers regarding the application of the U.S. information reporting and backup withholding rules.
Certain non-corporate U.S. Holders are required to report information with respect to common shares not held through an account with a domestic financial institution to the IRS. U.S. Holders that fail to report required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors about these and any other reporting obligations arising from their investment in common shares.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR U.S. HOLDER. EACH U.S. HOLDER OF COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF COMMON SHARES IN LIGHT OF THE U.S. HOLDER’S OWN CIRCUMSTANCES.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”), as of the date hereof, that are generally applicable to an investor who acquires as beneficial owner common shares and who, at all relevant times, for the purposes of the Tax Act and any applicable tax treaty or convention: (i) deals at arm’s length with the Company and is not affiliated with the Company; (ii) is not and is not deemed to be resident in Canada; (iii) holds the common shares as capital property; and (iv) does not use or hold, and is not deemed to use or hold, the common shares in connection with, or in the course of carrying on, a business in Canada (a “Non-Canadian Holder”).
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
Currency
For the purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of a common share, including dividends, adjusted cost base and proceeds of disposition, must be determined in Canadian dollars using the relevant rate of exchange required under the Tax Act.
Dividends
Dividends paid or credited, or deemed to be paid or credited, on common shares to a Non-Canadian Holder generally will be subject to Canadian withholding tax. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate may be subject to reduction under the provisions of an applicable income tax treaty or convention. A Non-Canadian Holder who is resident in the United States for the purposes of the Canada-United States Tax Convention, fully entitled to the benefits of such convention and the beneficial owner of the dividends, will generally be subject to Canadian withholding tax at a rate of 15% of the gross amount of such dividends.
Disposition of common shares

A Non-Canadian Holder who disposes or is deemed to dispose of a common share in a taxation year will not be subject to tax in Canada, unless the common share is, or is deemed to be, ‘‘taxable Canadian property’’ to the Non-Canadian Holder at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident.
Provided the common shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the NYSE), at the time of disposition, the common shares generally will not constitute taxable Canadian property of a Non-Canadian Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder did not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource property” (as defined in the Tax Act), (c) “timber resource property” (as defined in the Tax Act), or (d) an option in respect of, an interest in, or for civil law rights in, property described in any of (a) through (c), whether or not such property exists.
Notwithstanding the foregoing, a common share may otherwise be deemed to be taxable Canadian property to a Non-Canadian Holder for purposes of the Tax Act in certain limited circumstances.
Non-Canadian Holders who dispose of common shares that are taxable Canadian property should consult their own tax advisors with respect to the requirement to file a Canadian income tax return in respect of the disposition in their particular circumstances.
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
ITEM 15. CONTROL AND PROCEDURES
A. Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and Canadian Securities Administrators National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) as of the end of the period covered by this annual report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2022, our disclosure controls and procedures were not effective, due to the material weaknesses in the Company's internal control over financial reporting described below.
In addition, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined above) as of October 31, 2021 and on a quarterly basis thereafter.  Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of those dates, our disclosure controls and procedures were not effective, due to the material weaknesses in the Company’s internal control over financial reporting which were disclosed as of those dates. On January 27, 2023, the Company filed with the SEC an amendment to its previously filed Annual Report on Form 20-F for the year ended October 31, 2021 to correct a prior statement that its disclosure controls and procedures were effective on such date.
B. Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing, maintaining and assessing the effectiveness of adequate internal control over financial reporting (“ICFR”) as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and Canadian Securities Administrators National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Prior to August 10, 2021, Li-Cycle was a private company and addressed internal control over financial reporting with internal accounting and financial reporting personnel and other resources. In the course of preparing for the Business Combination, Li-Cycle identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Li-Cycle’s annual or interim condensed consolidated interim financial statements may not be prevented or detected on a timely basis.
As of October 31, 2022, management assessed the effectiveness of the Company’s ICFR based on the criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based on this assessment, management identified the following material weaknesses as of October 31, 2022:
•an ineffective control environment, resulting from an insufficient number of experienced personnel with the appropriate technical training to allow for a detailed review of transactions that would identify errors in a timely manner;
•an ineffective risk assessment process to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its internal control over financial reporting, resulting from the insufficient number of experienced personnel described above;
•an ineffective information and communication process to ensure the relevance, timeliness and quality of information used in control activities, resulting from: (i) insufficient communication of internal control information, including objectives and responsibilities; and (ii) ineffective general IT controls and controls over information from a service organization;
•an ineffective monitoring process, resulting from the evaluation and communication of internal control deficiencies not being performed in a timely manner; and
•ineffective control activities related to the design, implementation and operation of process level controls and financial statement close controls, as a consequence of the above, which had a pervasive impact on the Company's internal control over financial reporting.
As a result, management has concluded that the Company did not maintain effective internal control over financial reporting as of October 31, 2022, based on the COSO 2013 Framework described above. These material weaknesses create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis.

KPMG LLP, our independent registered public accounting firm, has issued an attestation report on the Company’s internal control over financial reporting for the year ended October 31, 2022, which report expresses an adverse opinion on the effectiveness of internal control over financial reporting.
C. Attestation Report of Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Li-Cycle Holdings Corp.:

Opinion on Internal Control Over Financial Reporting
We have audited Li-Cycle Holdings Corp.’s and subsidiaries’ (the Company) internal control over financial reporting as of October 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of October 31, 2022, based on criteria established in the COSO 2013 Framework.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of October 31, 2022, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 6, 2023 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the following have been identified and included in management’s assessment:
•an ineffective control environment, resulting from an insufficient number of experienced personnel with the appropriate technical training to allow for a detailed review of transactions that would identify errors in a timely manner;
•an ineffective risk assessment process to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its internal control over financial reporting, resulting from the insufficient number of experienced personnel described above;
•an ineffective information and communication process to ensure the relevance, timeliness and quality of information used in control activities, resulting from: (i) insufficient communication of internal control information, including objectives and responsibilities; and (ii) ineffective general IT controls and controls over information from a service organization;
•an ineffective monitoring process, resulting from the evaluation and communication of internal control deficiencies not being performed in a timely manner; and
•ineffective control activities related to the design, implementation and operation of process level controls and financial statement close controls, as a consequence of the above, which had a pervasive impact on the Company's internal control over financial reporting.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting” . Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Vaughan, Canada
February 6, 2023
☒

D. Changes in Internal Control Over Financial Reporting
Plan for Remediation of Material Weaknesses
We have taken steps to address these material weaknesses and expect to continue to implement the remediation plan, which we believe will address the underlying causes. We have engaged external advisors with subject matter expertise and additional resources to provide assistance with all elements of the internal control over financial reporting program, including: performance of a risk assessment; documentation of process flows; design and remediation of control deficiencies; and evaluation of the design and operational effectiveness of our internal controls. We also expect to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. We continue to monitor the longer-term resource needs of our various financial functions, as we grow our capability, capacity, and competency. We have made some improvements to our various IT platforms, including our enterprise resource planning (“ERP”) system, and work on further upgrades is ongoing with the intent to further improve and enhance system functionality. Although we have strengthened our controls in these areas, we will not be able to conclude that we have remediated the material weaknesses until all relevant controls are fully implemented and have operated effectively for a sufficient period of time. We will continue to provide updates as we progress through the remediation plan.
Except for the steps taken to address the material weaknesses in the Company’s ICFR as described above, no changes in the Company's ICFR occurred during the three months and year ended October 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Scott Prochazka, the chair of the Audit Committee of our board of directors, is an “Audit Committee financial expert” as defined by Item 16A of Form 20-F. All members of the Audit Committee are independent directors as required by applicable NYSE listing rules, SEC rules, and NI 52-110.
ITEM 16B. CODE OF ETHICS
The board has adopted a Code of Conduct applicable to all of our directors, officers, employees and agents, including our President and CEO, Executive Chair, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under NI 58-101. The Code of Conduct sets out the Company’s fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the Code of Conduct is to provide guidelines for maintaining the Company’s integrity, reputation and honesty with a goal of honoring others’ trust in us at all times.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firms (KPMG LLP (PCAOB ID No. 85) for the fiscal year ended October 31, 2022 and Deloitte LLP (PCAOB ID No. 1208) for the fiscal year ended October 31, 2021) for the last two fiscal years, including the fees billed for professional services rendered to Li-Cycle for each of the two years ended October 31, 2022 and 2021. The fees were billed in Canadian dollars and were converted to U.S. dollars at average exchange rates of CA$1.00=US$0.7650 and CA$1.00=US$0.7955 for the fiscal years ended October 31, 2022 and 2021, respectively.

For the Year Ended October 31,
	2021	2022
($)
Audit Fees	$ 2,019,224	$ 877,667.79
Audit-Related Fees	-	-
Tax Fees	$ 646,683	-
All Other Fees	-	-
Total	$ 2,665,927	$ 877,667.79
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
None.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
None
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
The disclosure called for by this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16.F. Change in Registrant's Certifying Accountant” of our annual report on Form 20-F for the fiscal year ended October 31, 2021 filed with the SEC on January 31, 2022.
ITEM 16G. CORPORATE GOVERNANCE
We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Canada requirements in lieu of certain NYSE corporate governance rules. While we currently comply with the corporate governance requirements applicable to U.S. domestic companies listed on the NYSE, we may use foreign private issuer exemptions with respect to some of the NYSE listing requirements from time to time. Following Canadian governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18.
ITEM 18. FINANCIAL STATEMENTS
The financial statements of the Company are included in this Annual Report in Exhibits 99.1.
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

2.2	Description of Securities.
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
Form of Li-Cycle Holdings Corp. 2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 4.8 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

4.9†	Form of Option Grant Notice and Agreement under the Li-Cycle Holdings Corp. 2021 Incentive Award Plan
4.10†	Form of RSU Award Grant Notice and Agreement under the Li-Cycle Holdings Corp. 2021 Incentive Award Plan
4.11†††
Refined Products — Amended and Restated Marketing, Logistics and Working Capital Agreement, dated December 15, 2021, between Traxys North America LLC and Li-Cycle Americas Corp (incorporated by reference to Exhibit 4.11 to the Company’s annual report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

4.12†††
Black Mass — Amended and Restated Marketing, Logistics and Working Capital Agreement, dated December 15, 2021, between Traxys North America LLC and Li-Cycle Americas Corp (incorporated by reference to Exhibit 4.12 to the Company’s annual report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

4.13
Letter Agreement, dated December 15, 2021, between Traxys North America LLC and Li-Cycle Holdings Corp (incorporated by reference to Exhibit 4.13 to the Company’s annual report on Form 20-F (File No. 001-40733) filed with the on SEC on January 31, 2022).**

4.14
Ground Lease Agreement by and between Li-Cycle North America Hub, Inc. and Ridgeway Properties I, LLC dated August 3, 2021 and Guaranty of Li-Cycle Holdings Corp. guaranteeing the obligations of Li-Cycle North America Hub, Inc. thereunder (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on August 12, 2021).**

4.15	Amendment to Ground Lease Agreement to Ground Lease Agreement dated June 9, 2022 by and between Li-Cycle North America Hub, Inc. and Ridgeway Properties I, LLC.
4.16
Investor and Registration Rights Agreement among the Company and the parties named therein (incorporated by reference to Exhibit 4.9 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

4.17
Convertible Note, dated September 29, 2021, issued by Li-Cycle Holdings Corp. to Spring Creek Capital, LLC (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1 (File No. 333-259895) filed with the SEC on September 30, 2021).**

4.18
Note Purchase Agreement, dated September 29, 2021, by and between Li-Cycle Holdings Corp. and Spring Creek Capital, LLC (incorporated by reference to Exhibit 10.28 to the Company’s Registration Statement on Form F-1 (File No. 333-259895) filed with the SEC on September 30, 2021).**

4.19
Standstill Agreement, dated September 29, 2021, by and between Li-Cycle Holdings Corp. and Koch Strategic Platforms, LLC and Spring Creek Capital, LLC (incorporated by reference to Exhibit 10.29 to the Company’s Registration Statement on Form F-1 (File No. 333-259895) filed with the SEC on September 30, 2021).**

4.20
Li-Cycle Corp. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-261568) filed with the SEC on December 9, 2021).**

4.21
Li-Cycle Corp. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File No. 333-261568) filed with the SEC on December 9, 2021).**

4.22
Standstill Agreement, dated December 13, 2021, by and between Li-Cycle Holdings Corp., LG Energy Solution, Ltd. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on December 14, 2021).**

4.23
Amended and Restated Subscription Agreement, dated April 21, 2022, by and between Li-Cycle Holdings Corp. and LG Energy Solution, Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (File No.  001-40733) filed with the SEC on April 22, 2022).**

4.24
Amended and Restated Subscription Agreement, dated April 21, 2022, by and between Li-Cycle Holdings Corp. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K (File No.  001-40733) filed with the SEC on April 22, 2022).**

4.25
Note Purchase Agreement, dated May 5, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on May 5, 2022).**

4.26
Registration Rights Agreement, dated May 31, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.27
Amended and Restated Standstill Agreement, dated May 31, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd. (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.28
Master Commercial Agreement, dated May 31, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.29
Amended & Restated Global Feed Sourcing Agreement, dated May 31, 2022, by and between Glencore Ltd. and Li-Cycle Holdings Corp. (incorporated by reference to Exhibit 10.4 to the Company’s Form 6-K (File No.  001-40733) filed with the SEC on June 1, 2022).**

4.30
Black Mass Sourcing Agreement, dated May 31, 2022, by and among Glencore Ltd., Li-Cycle Holdings Corp., Li-Cycle Americas Inc., Li-Cycle Europe AG and Li-Cycle APAC Pte Ltd. (incorporated by reference to Exhibit 10.5 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.31
Black Mass Offtake Agreement, dated May 31, 2022, by and among Glencore Ltd., Li-Cycle Holdings Corp., Li-Cycle Americas Corp., Li-Cycle Europe AG and Li-Cycle APAC Pte Ltd. (incorporated by reference to Exhibit 10.6 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.32
End Products Off-take Agreement, dated May 31, 2022, by and among Glencore Ltd., Li-Cycle Holdings Corp., Li-Cycle Americas Corp., Li-Cycle Europe AG and Li-Cycle APAC Pte Ltd. (incorporated by reference to Exhibit 10.7 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.33
By-Products Off-take Agreement, dated May 31, 2022, by and among Glencore Ltd., Li-Cycle Holdings Corp., Li-Cycle Americas Corp., Li-Cycle Europe AG and Li-Cycle APAC Pte Ltd. (incorporated by reference to Exhibit 10.8 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.34	Amendment to By-Products Off-take Agreement, dated October 24, 2022, by and among Glencore Ltd., Li-Cycle Holdings Corp., Li-Cycle Americas Corp., Li-Cycle Europe AG and Li-Cycle APAC Pte Ltd.

4.35
Sulfuric Acid Supply Agreement, dated May 31, 2022, by and among Glencore Ltd., NorFalco LLC, NorFalco Sales, a division of Glencore Canada Corporation, Li-Cycle Holdings Corp. and Li-Cycle North America Hub, Inc. (incorporated by reference to Exhibit 10.9 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.36
Sub Lease Agreement by and between Li-Cycle North America Hub, Inc. and Pike Conductor DEV 1, LLC dated as of January 12, 2023 and Guaranty of Li-Cycle Holdings Corp. guaranteeing the obligations of Li-Cycle North America Hub, Inc. thereunder.

8.1	List of Subsidiaries of the Company
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
15.1	Consent of Deloitte LLP.
15.2	Consent of KPMG LLP.
99.1
Audited Annual Consolidated Financial Statements for the years ended October 31, 2022, 2021 and 2020 and notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon.

99.2	Management’s Discussion and Analysis of the Company for the years ended October 31, 2022, 2021 and 2020.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
___________________
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
All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the financial statements or notes thereto.
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.
February 6, 2023

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name: Ajay Kochhar
Title: Chief Executive Officer