Form 20-F
period 2022-12-31
Li-Cycle Holdings Corp.
filed 2023-03-30
CIK 1828811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from November 1, 2022 to December 31, 2022
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 176,122,015 common shares issued and outstanding as of December 31, 2022.
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
TABLE OF CONTENTS
Page

- i -

EXPLANATORY NOTE
    On December 21, 2022, Li-Cycle Holdings Corp. (the “Company” or “Li-Cycle”) announced that it would be changing its financial year end from October 31 to December 31. This change is being made to better align Li-Cycle’s financial reporting calendar with peer companies. As a result, the Company is required to file this Transition Report on Form 20-F (the “Transition Report”) for the transition period, which is the two-month period from November 1, 2022 to December 31, 2022. After filing the Transition Report, the Company’s next fiscal year end will be December 31, 2023. The Company’s unaudited condensed consolidated financial statements for the two months ended December 31, 2022 and 2021 are included in this Transition Report. A comparison of our operating results for the two-month period ended December 31, 2022 and December 31, 2021 has been included in Item 5 “Operating and Financial Review and Prospects.” The Company notes that this Transition Report is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which permits the Company to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F.

- ii -

FORWARD-LOOKING STATEMENTS
Certain statements contained in this Transition Report may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this Transition Report include but are not limited to statements about: anticipated growth in global demand for and production of lithium-ion batteries and the growth of related industries; Li-Cycle’s expectation that growing mega-factory investments in North America and globally will drive significant increases in the Company’s total addressable market; Li-Cycle’s ability to capitalize on global growth opportunities; Li-Cycle’s expectation that it will attract new suppliers and that its supply pipeline will grow; Li-Cycle’s expectation to recognize revenue from the sale of end products; expected settlement dates for the metric tonnes of BM&E subject to fair value price adjustments by quarter for the last twelve months; Li-Cycle’s expectation of having total lithium-ion battery processing capacity of more than 80,000 tonnes per year in calendar 2023; Li-Cycle’s plan to gradually shift to a strategy of retaining BM&E production for future internal use as feedstock at the Rochester Hub; Li-Cycle’s expectation that it will secure a loan of up to $375 million through United States Department of Energy Loan Programs Office Advanced Technology Vehicles Manufacturing program; Li-Cycle’s expectation that it will need to secure additional equity and debt financing to fund its growth strategy; the expectation that the Rochester Hub will be the first hydrometallurgical battery resource recovery facility in North America; Li-Cycle’s expectation that it will invest $35 million to $45 million towards its Spoke expansion plans in 2023 and that it will invest $250 million to $300 million towards the Rochester Hub project in 2023; Li-Cycle’s expectation that its 2023 outlook for BM&E production will double fiscal 2022 production levels; the timing of expected commencement of commissioning of the Rochester Hub, its expected annual input capacity and production output capacity, its total capital cost and the expected size of its workforce; the expected timing and capital investment requirements for the Company’s Spokes in development and the expected main line processing capacity and ancillary processing capacity of Li-Cycle’s Germany Spoke, Norway Spoke, France Spoke and New Ontario Spoke; and Li-Cycle’s expectation that it will enter into premises leases for additional Spokes and Hubs by end of 2023. These statements are based on various assumptions, whether or not identified in this Transition Report made by Li-Cycle management, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle’s projects; the processing capacity and production of Li-Cycle’s facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-Cycle’s ability to obtain financing on acceptable terms; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; Li-Cycle’s ability to attract new suppliers or expand its supply pipeline from existing suppliers; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.
Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and which may cause actual results to differ materially from the forward-looking information. The risk factors and cautionary language discussed in this Transition Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:
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
•our ability to retain our key employees; and
- iii -

•the outcome of any legal proceedings or arbitrations that may be instituted against us or in which we may be involved.
These and other risks and uncertainties related to Li-Cycle’s business and the assumptions on which the forward-looking information is based are described in greater detail in the section entitled “Item 3D. Risk Factors” of our annual report on Form 20-F filed with the SEC on February 6, 2023 and the section entitled “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Li-Cycle’s Performance” included elsewhere in this Transition Report. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.
Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this Transition Report.
- iv -

IMPORTANT INFORMATION ABOUT IFRS AND NON-IFRS FINANCIAL MEASURES
Our financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and referred to in this Transition Report as “IFRS.” The Company makes references to certain non-IFRS measures, including Adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS.

- v -

FREQUENTLY USED TERMS
As used in Transition Report, unless the context otherwise requires or indicates otherwise, references to “we,” “us,” “our,” “Li-Cycle” or the “Company” refer to Li-Cycle Holdings Corp., an Ontario corporation, and its consolidated subsidiaries.
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
“EV” means electric vehicles.
“France Spoke” means Li-Cycle’s planned Spoke in Harnes, France that is currently under development.
“Germany Spoke” means Li-Cycle’s planned Spoke in Magdeburg, Germany that is currently under development.
“Glencore” means Glencore Ltd.
“Glencore Convertible Note” means the unsecured convertible note in the principal amount of $200 million due May 31, 2027 issued to Glencore pursuant to the Glencore Note Purchase Agreement on May 31, 2022, as such note may be amended from time to time.
“Glencore Convertible Notes” means the Glencore Convertible Note together with any PIK Notes issued in satisfaction of interest due and payable thereon.
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
- vi -

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
“PIK Notes” means the additional unsecured convertible notes that may be issued by Li-Cycle from time to time in satisfaction of the interest due and payable on the KSP Convertible Notes or the Glencore Convertible Notes, as the case may be, as such notes may be amended from time to time.
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
“Securities Act” means the U.S. Securities Act of 1933, as amended.
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
- vii -

This Transition Report includes certain trademarks, service marks and trade names that we own or otherwise have the right to use, such as “Li-Cycle” and “Spoke & Hub Technologies” which are protected under applicable intellectual property laws and are our property. This Transition Report also contains additional trademarks, tradenames, and service marks belonging to other parties, which are the property of their respective owners. Solely for convenience, our trademarks, service marks and trade names referred to in this Transition Report may appear without the® or™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. We do not intend our use or display of other parties’ trademarks, tradenames, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

- viii -

PART I
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The information called for by this Item is set forth in Exhibit 99.2 of this Transition Report and is incorporated by reference into this Transition Report.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
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
On April 19, 2022, a putative securities class action lawsuit was filed in the U.S. District Court for the Eastern District of New York against the Company, its CEO, and its former CFO, on behalf of a proposed class of purchasers of the Company’s publicly traded securities during the period from February 16, 2021 through March 23, 2022. The complaint, which is captioned as Barnish v. Li-Cycle Holdings Corp., et al., 1:22-cv-02222 (E.D.N.Y.), alleges that the defendants issued false and misleading statements concerning Li-Cycle’s business, which were revealed when Blue Orca Capital published a short seller report on March 24, 2022. The complaint seeks compensatory damages and an award of costs. The original complaint asserted claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). On July 22, 2022, the court appointed The Lanigan Group, Inc. as lead plaintiff. On October 11, 2022, the lead plaintiff filed an amended complaint asserting claims pursuant to Section 14(a) of the Exchange Act and Sections 11 and 15 of the U.S. Securities Act of 1933 on behalf of a proposed class comprising: (a) all persons who were eligible to vote at Peridot Acquisition Corp.’s extraordinary general meeting held during August 2021, and (b) all persons who acquired Li-Cycle publicly traded securities pursuant to Li-Cycle’s March 2021 Registration Statement. Unlike the original complaint, the amended complaint does not assert any claims under either Section 10(b) or Section 20(a) of the Exchange Act. The claims in the amended complaint are asserted against both the Company and certain individual defendants, including Li-Cycle’s two Co-Founders, Li-Cycle’s former CFO, two current directors of Li-Cycle (who were also directors and/or officers of Peridot Acquisition Corp. at the time of the Business Combination), and certain other directors or officers of Peridot Acquisition Corp. at the time of the Business Combination. On December 19, 2022, the Company and each of the individual defendants moved to dismiss the amended complaint in its entirety. The motion to dismiss is not yet fully briefed. The Company believes that the allegations in the amended complaint are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter. [See also Note 11 in our financial statements for the transition period ended December 31, 2022, included as Exhibit 99.1 of this Transition Report.]

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18.
ITEM 18. FINANCIAL STATEMENTS
On December 21, 2022, Li-Cycle announced that it would be changing its financial year end from October 31 to December 31. This change is being made to better align Li-Cycle’s financial reporting calendar with peer companies. As a result, the Company is required to file this Transition Report for the transition period, which is the two-month period from November 1, 2022 to December 31, 2022. After filing the Transition Report, the Company’s next fiscal year end will be December 31, 2023.
The financial statements of the Company for the transition period from November 1, 2022 to December 31, 2022 are included in this Transition Report in Exhibit 99.1.

The financial statements have not been audited by the Company’s independent registered public accounting firm.

Auditor Name: KPMG LLP
Auditor Location: Vaughan, Ontario
Auditor Firm Id: 85

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
4.1††
Business Combination Agreement, dated as of February 15, 2021, by and among Peridot Acquisition Corp., Li-Cycle Corp. and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

4.2
Form of Subscription Agreement (Institutional Investor Form) (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

4.3
Form of Subscription Agreement (Director Form) (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

4.4
Sponsor Letter Agreement, dated as of February 15, 2021, among Peridot Acquisition Corp., Li-Cycle Corp., the Company, Peridot Acquisition Sponsor, LLC and the other individuals party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021)**

4.5
Form of Transaction Support Agreement, dated as of February 15, 2021, among Peridot Acquisition Corp. and the Li-Cycle shareholder party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-254843) filed with the SEC on July 6, 2021).**

4.6
Li-Cycle Holdings Corp. 2021 Incentive Award Plan (incorporated by reference to Exhibit 4.5 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

4.7†
Li-Cycle Holdings Corp. 2021 Incentive Award Plan Sub-Plan for Canadian Participants (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-8 (File No. 333-261568) filed with the SEC on December 9, 2021).**

4.8†
Form of Li-Cycle Holdings Corp. 2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 4.8 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

4.9†
Form of Option Grant Notice and Agreement under the Li-Cycle Holdings Corp. 2021 Incentive Award Plan (incorporated by reference to Exhibit 4.9 to the Company’s annual report on Form 20-F (File No. 001-40733) filed with the SEC on February 6, 2023).**

4.10†
Form of RSU Award Grant Notice and Agreement under the Li-Cycle Holdings Corp. 2021 Incentive Award Plan (incorporated by reference to Exhibit 4.10 to the Company’s annual report on Form 20-F (File No. 001-40733) filed with the SEC on February 6, 2023).**

4.11†††
Refined Products — Amended and Restated Marketing, Logistics and Working Capital Agreement, dated December 15, 2021, between Traxys North America LLC and Li-Cycle Americas Corp (incorporated by reference to Exhibit 4.11 to the Company’s annual report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

4.12†††
Black Mass — Amended and Restated Marketing, Logistics and Working Capital Agreement, dated December 15, 2021, between Traxys North America LLC and Li-Cycle Americas Corp (incorporated by reference to Exhibit 4.12 to the Company’s annual report on Form 20-F (File No. 001-40733) filed with the SEC on January 31, 2022).**

4.13
Letter Agreement, dated December 15, 2021, between Traxys North America LLC and Li-Cycle Holdings Corp (incorporated by reference to Exhibit 4.13 to the Company’s annual report on Form 20-F (File No. 001-40733) filed with the on SEC on January 31, 2022).**

4.14
Ground Lease Agreement by and between Li-Cycle North America Hub, Inc. and Ridgeway Properties I, LLC dated August 3, 2021 and Guaranty of Li-Cycle Holdings Corp. guaranteeing the obligations of Li-Cycle North America Hub, Inc. thereunder (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on August 12, 2021).**

4.15
Amendment to Ground Lease Agreement to Ground Lease Agreement dated June 9, 2022 by and between Li-Cycle North America Hub, Inc. and Ridgeway Properties I, LLC (incorporated by reference to Exhibit 4.15 to the Company’s annual report on Form 20-F (File No. 001-40733) filed with the SEC on February 6, 2023).**

4.16
Investor and Registration Rights Agreement among the Company and the parties named therein (incorporated by reference to Exhibit 4.9 to the Company’s shell company report on Form 20-F (File No. 001-40733) filed with the SEC on August 16, 2021).**

4.17
Convertible Note, dated September 29, 2021, issued by Li-Cycle Holdings Corp. to Spring Creek Capital, LLC (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1 (File No. 333-259895) filed with the SEC on September 30, 2021).**

4.18
Note Purchase Agreement, dated September 29, 2021, by and between Li-Cycle Holdings Corp. and Spring Creek Capital, LLC (incorporated by reference to Exhibit 10.28 to the Company’s Registration Statement on Form F-1 (File No. 333-259895) filed with the SEC on September 30, 2021).**

4.19
Standstill Agreement, dated September 29, 2021, by and between Li-Cycle Holdings Corp. and Koch Strategic Platforms, LLC and Spring Creek Capital, LLC (incorporated by reference to Exhibit 10.29 to the Company’s Registration Statement on Form F-1 (File No. 333-259895) filed with the SEC on September 30, 2021).**

4.20
Li-Cycle Corp. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-261568) filed with the SEC on December 9, 2021).**

4.21
Li-Cycle Corp. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File No. 333-261568) filed with the SEC on December 9, 2021).**

4.22
Standstill Agreement, dated December 13, 2021, by and between Li-Cycle Holdings Corp., LG Energy Solution, Ltd. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on December 14, 2021).**

4.23
Amended and Restated Subscription Agreement, dated April 21, 2022, by and between Li-Cycle Holdings Corp. and LG Energy Solution, Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (File No.  001-40733) filed with the SEC on April 22, 2022).**

4.24
Amended and Restated Subscription Agreement, dated April 21, 2022, by and between Li-Cycle Holdings Corp. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K (File No.  001-40733) filed with the SEC on April 22, 2022).**

4.25
Note Purchase Agreement, dated May 5, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on May 5, 2022).**

4.26
Convertible Note, dated May 31, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd. (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 6, 2022).**

4.27
Registration Rights Agreement, dated May 31, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.28
Amended and Restated Standstill Agreement, dated May 31, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd. (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.29
Master Commercial Agreement, dated May 31, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.30
Amended & Restated Global Feed Sourcing Agreement, dated May 31, 2022, by and between Glencore Ltd. and Li-Cycle Holdings Corp. (incorporated by reference to Exhibit 10.4 to the Company’s Form 6-K (File No.  001-40733) filed with the SEC on June 1, 2022).**

4.31
Black Mass Sourcing Agreement, dated May 31, 2022, by and among Glencore Ltd., Li-Cycle Holdings Corp., Li-Cycle Americas Inc., Li-Cycle Europe AG and Li-Cycle APAC Pte Ltd. (incorporated by reference to Exhibit 10.5 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.32
Black Mass Offtake Agreement, dated May 31, 2022, by and among Glencore Ltd., Li-Cycle Holdings Corp., Li-Cycle Americas Corp., Li-Cycle Europe AG and Li-Cycle APAC Pte Ltd. (incorporated by reference to Exhibit 10.6 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.33
End Products Off-take Agreement, dated May 31, 2022, by and among Glencore Ltd., Li-Cycle Holdings Corp., Li-Cycle Americas Corp., Li-Cycle Europe AG and Li-Cycle APAC Pte Ltd. (incorporated by reference to Exhibit 10.7 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.34
By-Products Off-take Agreement, dated May 31, 2022, by and among Glencore Ltd., Li-Cycle Holdings Corp., Li-Cycle Americas Corp., Li-Cycle Europe AG and Li-Cycle APAC Pte Ltd. (incorporated by reference to Exhibit 10.8 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.35
Amendment to By-Products Off-take Agreement, dated October 24, 2022, by and among Glencore Ltd., Li-Cycle Holdings Corp., Li-Cycle Americas Corp., Li-Cycle Europe AG and Li-Cycle APAC Pte Ltd. (incorporated by reference to Exhibit 4.34 to the Company’s annual report on Form 20-F (File No. 001-40733) filed with the SEC on February 6, 2023).**

4.36
Sulfuric Acid Supply Agreement, dated May 31, 2022, by and among Glencore Ltd., NorFalco LLC, NorFalco Sales, a division of Glencore Canada Corporation, Li-Cycle Holdings Corp. and Li-Cycle North America Hub, Inc. (incorporated by reference to Exhibit 10.9 to the Company’s Form 6-K (File No. 001-40733) filed with the SEC on June 1, 2022).**

4.37
Sub Lease Agreement by and between Li-Cycle North America Hub, Inc. and Pike Conductor DEV 1, LLC dated as of January 12, 2023 and Guaranty of Li-Cycle Holdings Corp. guaranteeing the obligations of Li-Cycle North America Hub, Inc. thereunder (incorporated by reference to Exhibit 4.36 to the Company’s annual report on Form 20-F (File No. 001-40733) filed with the SEC on February 6, 2023).**

4.38	Consent to New Debt and Amendment to Convertible Note, dated May 5, 2022, by and between Li-Cycle Holdings Corp. and Wood River Capital, LLC.
4.39	Amendment No. 2 to Convertible Note, dated February 13, 2023, by and between Li-Cycle Holdings Corp. and Wood River Capital, LLC.
4.40	Amendment No. 1 to Convertible Note, dated February 13, 2023, by and between Li-Cycle Holdings Corp. and Glencore Ltd.
8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 8.1 to the Company’s annual report on Form 20-F (File No. 001-40733) filed with the SEC on February 6, 2023).**
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
99.1	Condensed Consolidated Financial Statements for the two months ended December 31, 2022 and 2021 and notes thereto.
99.2	Management’s Discussion and Analysis of the Company for the two-months ended December 31, 2022 and 2021.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
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
March 30, 2023

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name: Ajay Kochhar
Title: Chief Executive Officer