Form 20-F/A
period 2022-12-31
Li-Cycle Holdings Corp.
filed 2023-04-18
CIK 1828811

As filed with the Securities and Exchange Commission on April 18, 2023
UNITED STATES
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

207 Queens Quay West, Suite 590, Toronto, ON, M5J 1A7, Canada (Address of principal executive offices)

Carl DeLuca 207 Queens Quay West, Suite 590, Toronto, ON, M5J 1A7, Canada (877) 542-9253 carl.deluca@li-cycle.com (Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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

LI-CYCLE HOLDINGS CORP.
TABLE OF CONTENTS
Page

Explanatory Note	2
PART I	3
Item 5. Operating and Financial Review and Prospects	3
PART III	3
Item 17. Financial Statements	3
Item 18. Financial Statements	3
Item 19. Exhibits	3

EXPLANATORY NOTE
    On December 21, 2022, Li-Cycle Holdings Corp. (the “Company” or “Li-Cycle”) announced that it would be changing its financial year end from October 31st to December 31st. This change was made to better align Li-Cycle’s financial reporting calendar with peer companies. As a result, the Company filed its Transition Report on Form 20-F for the transition period from November 1, 2022 to December 31, 2022 (the “Original Form 20-F”) with the U.S. Securities and Exchange Commission (“SEC”) on March 30, 2023 (the “Original Filing Date”). This Amendment No. 1 on Form 20-F (this “Amendment No. 1” or “Form 20-F/A”) is being filed to restate certain information in the Company’s previously issued unaudited condensed consolidated financial statements for the two months ended December 31, 2022 and 2021 contained in the Original Form 20-F (the “Restatement”) and to amend certain items as a result of the Restatement, as set forth under the caption “Items Amended in This Filing,” in each case, solely to make appropriate changes to reflect the Restatement, the effects of the Restatement and other related matters.

Background of Restatement

Subsequent to the issuance of the Company’s unaudited condensed consolidated financial statements for the two months ended December 31, 2022 and 2021, the Company identified a non-cash accounting error that required the restatement of amounts within the Statements of income and comprehensive income and the Statements of cash flows related to the comparable two-month period ended December 31, 2021.

The Company determined that unrealized fair value gains on financial instruments resulting from fair value revaluations of the conversion feature of the Company’s convertible debt and warrants were understated by $18.2 million for the two months ended December 31, 2021. As a result, corresponding adjustments have been made to the Statements of income and comprehensive income and Statements of cash flows for the two months ended December 31, 2021 and corresponding notes. These adjustments result in an increase of $18.2 million in Other income, Net income before taxes, Net income attributable to shareholders of Li-Cycle, and Net income and comprehensive income; an increase in Earnings per common share (basic) of $0.12; and an increase in Earnings per common share (diluted) of $0.11, for the two months ended December 31, 2021. The results pertaining to the two months ending December 31, 2022 are unchanged.

These adjustments do not change the Company’s overall cash position as at December 31, 2022 or 2021, nor do they impact the Statements of financial position and the Statements of changes in equity. Further, these adjustments do not affect the Company’s previously reported Adjusted EBITDA for the two months ended December 31, 2022 or 2021.

Items Amended in This Filing
The following items have been amended as a result of the Restatement:
•Part I, Item 5, Operating and Financial Review and Prospects
•Part III, Item 17, Financial Statements
•Part III, Item 18, Financial Statements
•Part III, Item 19, Exhibits

This Amendment No. 1 speaks as of the Original Filing Date of the Original Form 20-F (unless otherwise noted or as the context otherwise requires). Except as described above, no changes have been made to the Original Form 20-F, and this Amendment No. 1 does not modify, amend or update the other information contained in the Original Form 20-F. This Amendment No. 1 does not reflect any events that have occurred on or after the Original Filing Date. Among other things, the Company has not revised forward-looking statements made in the Original Form 20-F to reflect events that occurred or facts that became known to the Company after the Original Filing Date. Therefore, this Amendment No. 1 should be read in conjunction with the Original Form 20-F, including the discussion of material weaknesses in the Company’s internal controls over financial reporting and the implementation of the Company’s plan for remediation of these material weaknesses, as set out under “Internal Control Over Financial Reporting” in Item 5. “Operating and Financial Review and Prospects”, and any other documents that the Company has filed with the SEC on or after the Original Filing Date.
Our Principal Executive Officer and Principal Financial Officer are providing currently dated certifications in connection with this Amendment No. 1. These certifications are filed as Exhibits 12.1, 12.2, 13.1 and 13.2.
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

The restated unaudited condensed consolidated financial statements of the Company for the transition period from November 1, 2022 to December 31, 2022 are included in this Transition Report in Exhibit 99.1.

The restated financial statements have not been audited by the Company’s independent registered public accounting firm.

Auditor Name: KPMG LLP
Auditor Location: Vaughan, Ontario
Auditor Firm Id: 85

ITEM 19. EXHIBITS
EXHIBIT INDEX

Exhibit No.	Description
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
99.1	Restated Unaudited Condensed Consolidated Financial Statements for the two months ended December 31, 2022 and 2021 and notes thereto.
99.2	Restated Management’s Discussion and Analysis of the Company for the two-months ended December 31, 2022 and 2021.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
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

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this report on its behalf.
April 18, 2023

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name: Ajay Kochhar
Title: Chief Executive Officer

5